Registration No. 333-100075

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

To

FORM F-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

ALESTRA, S. de R.L. de C.V.

(Exact name of registrant as specified in its charter)

ALESTRA,

A Mexican Limited Liability Company of Variable Capital

(Translation of registrant name into English)

Mexico	4813	None
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Avenida Lázaro Cárdenas No. 2321, Piso 9

Col. Residencial San Agustín

San Pedro Garza García, N.L. 66260, México

011-5281-8625-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor

New York, New York 10011

(212) 894-8999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Marcelo A. Mottesi, Esq.	David L. Williams, Esq.
Milbank, Tweed, Hadley & McCloy LLP	Simpson Thacher & Bartlett
Five Palo Alto Square	425 Lexington Avenue
3000 El Camino Real	New York, NY 10017-3954
Palo Alto, CA 94306-2109	(212) 455-2000
(650) 739-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the exchange offers and the cash tender offers described in the accompanying prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until our registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion, dated February 11, 2003)

Offer to Exchange Senior Step-Up Notes due 2008 for all outstanding 12 1 / 8 % Senior Notes due 2006 and Senior Step-Up Notes due 2011 for all outstanding 12 5 / 8 % Senior Notes due 2009	Cash Tender Offer for a portion of outstanding 12 1 / 8 % Senior Notes due 2006 and a portion of outstanding 12 5 / 8 % Senior Notes due 2009 and solicitations of consents to amend the indentures for the 12 1 / 8 % Senior Notes due 2006 and the 12 5 / 8 % Senior Notes due 2009

We are offering:

•	for each $1,000 principal amount of our outstanding 12 1 / 8 % Senior Notes due 2006:

•	$970 principal amount of our unissued Senior Step-Up Notes due May 15, 2008 and an exchange offer early consent payment of $30 principal amount of those new notes; or

•	a cash payment of $400 and a cash tender offer early consent payment of $30; and

•	for each $1,000 principal amount of our outstanding 12 5 / 8 % Senior Notes due 2009:

•	$970 principal amount of our unissued Senior Step-Up Notes due February 15, 2011 and an exchange offer early consent payment of $30 principal amount of those new notes; or

•	a cash payment of $400 and a cash tender offer early consent payment of $30.

If you tender your notes in the offers, you will not receive any accrued and unpaid interest on those notes.

You may elect to participate in the applicable exchange offer, the applicable cash tender offer or both.

The exchange offers and cash tender offers expire 20 business days after the commencement of the offers at 11:59 p.m., New York City time, on             , 2003, unless extended by us, and the early consent payment deadline is 10 business days after the commencement of the offers at 11:59 p.m., New York City time, on             , 2003, unless extended by us.

The interest rate on the new 2008 notes will be 5% until May 15, 2006, 7% thereafter and will be payable semi-annually on May 15 and November 15 beginning on May 15, 2003. The interest rate on the new 2011 notes will be 5% until August 15, 2006, 8% thereafter and will be payable semi-annually on February 15 and August 15 beginning on August 15, 2003.

We intend to apply to list the new notes on the Luxembourg Stock Exchange, and we have applied to list the new notes on The New York Stock Exchange.

Consent solicitations:

In conjunction with the offers, we are soliciting consents from holders of existing notes to amend important provisions of the indentures governing those notes. The effect of these amendments will be to eliminate virtually all of the restrictive covenants and certain events of default.

You should consider carefully the “ Risk Factors” beginning on page 23 of this prospectus before you make a decision as to whether to tender your notes and consent to the proposed amendments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with these offers or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer manager and solicitation agent for the offers and the consent solicitations is:

MORGAN STANLEY

                 , 2003

i

SUMMARY

Alestra

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Corp. and 51% by Onexa S.A. de C.V., a corporation owned by Alfa, S.A. de C.V. and BBVA Bancomer, S.A.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of September 30, 2002, we had invested more than Ps. 5,419.1 million in the construction of our telecommunications network. Our telecommunications network interconnects with 169 cities throughout Mexico and consists of over 5,700 km. of high-capacity fiber optic lines that connect metropolitan areas, over 700 km. of fiber optic lines in metropolitan areas and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

We also have wireless concessions to provide point-to-point connectivity nationwide and point-to-multipoint connectivity primarily in Mexico City, Guadalajara, Monterrey and surrounding regions. We began providing data services to our customers in May 1997 and internet services in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in January 2001. In recent years, we have provided a significant and growing portion of our services to multinational and domestic businesses.

Our revenues were Ps. 4,951.4 million in 2000, Ps. 4,097.7 million in 2001 and Ps. 3,077.5 million in the first nine months of 2002. Our net losses were Ps. 556.1 million in 2000, Ps. 656.0 million in 2001 and Ps. 1,214.9 million in the first nine months of 2002 under Mexican GAAP and Ps. 452.7 million in 2000, Ps. 562.6 million in 2001 and Ps. 1,119.5 million in the first nine months of 2002 under U.S. GAAP. Our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern.

Our principal executive office is located at Avenida Lázaro Cárdenas No. 2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2269.

Our Liquidity Crisis

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which account for approximately 97% of our long-term debt, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the existing notes. We have not made any interest payments on the existing notes from cash flows from our operations, and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts.

As a result of the factors described below, we did not generate sufficient cash flows from our operations to make the $37.2 million interest payment due on the existing notes, and we have not made that payment. As of the date of this prospectus, we are 88 days overdue in making the November 15 interest payment on the existing notes. In the short term, we do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes unless we receive additional funding from an outside source.

The table below presents our cash flow from operations, our debt service obligations, and the balance of the escrow accounts established to service the first six interest payments on the existing notes:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Nine Months ended September 30, 2001	Nine Months ended September 30, 2002
	(in millions of constant Pesos except ratios)
Cash flow data:
Mexican GAAP
Resources (used in) provided by:
Operating activities	Ps. (417.7)	Ps.(625.7)	Ps.704.6	Ps.148.9	Ps.(217.7)
Investing activities	(1,754.8)	104.6	(543.3)	(302.7)	(145.6)
Financing activities	3,216.1	(462.4)	(107.8)	168.6	214.4
U.S. GAAP
Resources (used in) provided by:
Operating activities	(78.4)	(1,398.7)	(143.4)	(132.9)	(255.3)
Investing activities	(2,542.9)	179.7	(214.1)	(311.7)	205.4
Financing activities	3,790.3	—	345.2	476.3	(133.1)

Debt service obligations(1)
Outstanding notes (2)	—	(313.6)	(260.0)	(364.8)	(342.0)
Other debt service obligations	—	—	(16.6)	(8.4)	(18.5)
Total debt service obligations	—	(313.6)	(276.6)	(373.2)	(360.5)

Escrow accounts	1,826.6	1,039.5	326.2	326.2	—
Unrestricted cash available	1,180.5	197.0	250.3	211.7	101.7
Ratio of current assets to current liabilities	1.13x	1.19x	0.81x	0.80x	0.65x

(1)	Includes scheduled payments of interest.
(2)	Our interest payment obligation on the existing notes is $74.3 million per year. Fluctuations are the result of changes in the exchange rate.

Our liquidity crisis has been caused by, among other things:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has severely impaired our ability to raise any new equity or debt financing;

•	the completion of our shareholders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

•	the dominant position of Teléfonos de México, S.A. de C.V., which we refer to as “Telmex”, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	declining international settlement rates received from foreign telephone carriers;

•	declining domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

Our Strategy

To address our liquidity crisis and to maintain our viability, we have refocused our business strategy and implemented a number of short-term measures intended to result in cost savings in the second half of 2002 and in 2003. Key elements of our strategy, which are more fully described in “Description of Alestra—Strategy” on page 90, include the following:

•	Restructuring our existing indebtedness.

•	Reducing our cost structure.

•	Focusing capital expenditures on businesses that we believe may offer more attractive margins and a short-to-medium term return.

•	Capturing future growth in the data and internet services sector.

•	Capitalizing on the AT&T brand.

•	Establishing strong relationships with our business customers and focusing our residential marketing efforts on high-usage customers.

Restructuring Plan

The principal objective of the restructuring, comprised of the offers described in this prospectus, is to lower our interest payments and extend the maturity dates of the existing notes. If the offers are consummated, the restructuring, including the cash tender offers, the early consent payments and expenses, will be financed by a capital contribution from our shareholders in the amount of $80 million which will be provided 51% by Onexa and 49% by AT&T.

Advantages of the restructuring to the company

We believe that the primary benefits of the restructuring are:

•	improving our ability to continue operating as a going concern and avoiding a Concurso Mercantil (Mexican reorganization proceeding) from which we are not certain we can successfully emerge;

•	lowering our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows;

•	de-leveraging the company to provide us with greater financial flexibility to focus on the internet and data services market, medium and large business customers and high-usage residential customers; and

•	extending the scheduled maturity dates of nearly all of our financial indebtedness to provide us with additional time to withstand the negative economic conditions in Mexico and the U.S. and the global telecommunications downturn and to implement our business strategy.

After giving effect to the offers, assuming that 95% of the holders of each series of the existing notes elect to participate in the offers, 27.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and 50% of the holders of existing notes who participate in either the exchange offers or the cash tender offers tender their existing notes prior to the early consent payment deadline, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below. The projected payments below represent only a possible outcome of the offers based on the assumptions specified above, and actual interest and principal payments will differ, perhaps significantly, if the assumptions differ from the actual outcome of the offers.

	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	$22.5	$22.5	$22.5	$26.0	$30.4	$22.5	$16.7	$16.0	$2.0
Principal payments on the remaining existing notes and the new notes	$0.0	$0.0	$0.0	$13.5	$0.0	$179.6	$15.0	$0.0	$199.5
Interest and principal reduction (increase) if the offers are successful	$48.1	$48.1	$48.1	$280.6	$7.5	$(164.2)	$282.4	$(16.0)	$(201.5)

Effects of the exchange offers and the tender offers on noteholders

If you participate in the exchange offers, you will receive new notes which will have an interest rate that is lower than the interest rate of your existing notes. Additionally, the new 2008 notes will have maturities that are two years later than the 2006 notes and the new 2011 notes will have maturities that are one year and nine months later than the 2009 notes. Also, unless you tender your existing notes prior to the early consent payment deadline, you will receive less than the 100% of the principal amount of your existing notes in new notes. Electing to receive the new notes involves risks, and after the restructuring, you may still receive less than the full principal amount of the new notes.

If you participate in the cash tender offers, you will receive a cash payment which is substantially less than the principal amount of your existing notes, regardless of whether you tender your existing notes prior to the early consent payment deadline.

If you do not participate in either the exchange offers or the tender offers and the offers are successful, the proposed amendments to the existing notes will remove virtually all of the restrictive covenants and certain events of default contained in the indentures currently governing the existing notes. Additionally, there will be a substantially smaller market for the existing notes which will negatively impact the liquidity of those notes.

Alternatives to the restructuring

Other than the proposed restructuring, we considered two options to meet our obligations under the existing notes. They are:

•	Additional liquidity infusion without debt restructuring. To cover our short term liquidity needs, we considered incurring third party debt, and our shareholders considered making an additional equity contribution to us even though they are not obligated to do so. We were not able to incur third party debt and our shareholders chose not to make this contribution because it would not resolve the long-term imbalance between our debt service obligations and our projected revenue streams. Under this option, we believe that we would still either default on the existing notes or require additional liquidity infusions.

•	Concurso Mercantil. We considered a reorganization under Mexican law; however, we decided not to pursue this option at this time since it would require significantly more time, the outcome would be unpredictable and we could not be certain that we would successfully emerge from a Concurso Mercantil. Additionally, we prefer to engage in a consensual restructuring rather than one where a court would control the outcome.

Consequences if the restructuring fails

We did not make our November 15 interest payments on the existing notes and, as the payment grace period has expired, the trustee or the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we would not be able to pay the overdue interest of $37.2 million or the accelerated principal amount of $570.0 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil in Mexico. Additionally, we may choose to institute a voluntary reorganization proceeding under Mexican law.

In a Mexican reorganization proceeding, if we are unable to reach an agreement with the majority of our unsecured creditors, including the holders of existing notes, during the conciliation phase of the proceeding, we could be forced to enter the bankruptcy phase of a Mexican reorganization proceeding and could be subject to liquidation or be forced to sell all or substantially all of our assets. As a result of the downturn in the global telecommunications market, we expect that the proceeds from any potential liquidation and sale of our assets would not be sufficient to satisfy all of our obligations to you, and consequently you would incur a substantial loss. See “Risk Factors—Factors relating to the offers and consent solicitations”.

The Offers and the Consent Solicitations

Securities for which we are making these Offers and Consent Solicitations	All of our outstanding 12 1 / 8 % Senior Notes due May 15, 2006 and all of our outstanding 12 5 / 8 % Senior Notes due May 15, 2009.

There are currently $270,000,000 aggregate principal amount of 2006 notes outstanding and $300,000,000 aggregate principal amount of 2009 notes outstanding. The CUSIP numbers of the 2006 notes are 01446PAA2 and 01446PAB0 and the ISIN numbers of the 2006 notes are US01446PAA21 and US01446PAB04. The CUSIP numbers of the 2009 notes are 01446PAD6 and 01446PAC8 and the ISIN numbers of the 2009 notes are US01446PAD69 and US01446PAC86.

The Offers	For each $1,000 of the 2006 notes validly tendered:

•	$970 principal amount of our unissued Senior Step-Up Notes due 2008, which we refer to as the “new 2008 notes”, and an exchange offer early consent payment of $30 principal amount of our new 2008 notes, which will be paid only with respect to tenders received prior to the early consent payment deadline, which we refer to as the “2008 exchange offer early consent payment”, and which collectively we refer to as the “2008 new notes option”;

or

•	a cash payment of $400 and an additional cash payment of $30 which will be paid only with respect to tenders received prior to the early consent payment deadline, which we refer to as the “cash tender offer early consent payment”, and which we collectively refer to as the “2006 cash payment option”;

or

•	a combination of the above two options.

For each $1,000 of 2009 notes validly tendered:

•	$970 principal amount of our unissued Senior Step-Up Notes due 2011, which we refer to as the “new 2011 notes”, and an exchange offer early consent payment of $30 principal amount of new 2011 notes, which will be paid only with respect to tenders received prior to the early consent payment deadline, which we refer to as the “2011 exchange offer early consent payment”, and which collectively we refer to as the “2011 new notes option”;

or

•	a cash payment of $400 and the cash tender offer early consent payment, which we collectively refer to as the “2009 cash payment option”, and which together with the 2006 cash payment option we refer to as the “cash payment options”;

or

•	a combination of the above two options.

We refer to the 2008 exchange offer early consent payment together with the 2011 exchange offer early consent payment as the “exchange offer early consent payments”. We refer to the 2008 new notes option together with the 2011 new notes option as the “new notes option”. We refer to the exchange offer early consent payments together with the cash tender offer early consent payments as the “early consent payments”.

In either case you will not receive accrued and unpaid interest on your validly exchanged or tendered existing notes.

Please see “Exchange and Cash Tender Offer Scenarios” for a series of hypothetical scenarios that describe what would happen in the offers if you tender or exchange your existing notes.

The Maximum Cash Payments

The maximum aggregate amount we will pay under the cash payment options is $65 million, which we refer to as the “maximum cash payment”. If the holders of the existing notes tender in the cash tender offers:

•	prior to the early consent payment deadline, an aggregate principal amount of existing notes greater than $151.2 million, or

•	after the early consent payment deadline, an aggregate principal amount of existing notes greater than $162.5 million,

then in each case the maximum cash payment will be divided on a pro-rata basis among the holders of existing notes choosing the cash payment options, including the cash tender offer early consent payment, and the remaining principal amount of the existing notes so tendered and the pro-rated cash tender offer early consent payment will be exchanged for the relevant new notes option.

Expiration Date

20 business days after the commencement of the offers at 11:59 p.m., New York City time,                  , 2003, subject to our ability to extend that time and date for any or all of the existing notes in our absolute discretion, in which case the expiration date shall mean, for any existing notes as to which we have made an extension, the latest date and time to which that expiration date is extended. We will announce any such extension no later than 9:00 a.m., New York City time, on the business day following the previously scheduled expiration date.

Settlement Date	The new notes will be issued and the cash payments and the early consent payments will be paid, on the third business day following the expiration date, or as soon as practicable thereafter.

Consent Solicitations

Concurrently with the offers, we are soliciting consents to the proposed amendments to the indentures governing the existing notes from holders of each series of existing notes. Holders of existing notes of each series may give their consent to the proposed amendments applicable to that series only by tendering their existing notes in the offers and will be deemed to have given their consent by so tendering. Consents from holders of a majority in aggregate principal amount outstanding of each series of existing notes must be received in order to amend the indenture governing that series as described in this prospectus. See “The Proposed Amendments”.

Early Consent Payments; Early Consent Payment Deadline

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal, as defined in this prospectus, to make, pursuant to the new notes options, an early consent payment of $30 principal amount of the relevant series of new notes for each $1,000 principal amount of existing notes tendered in the exchange offers, and, pursuant to the cash payment options, an early consent payment in the amount of $30 for each $1,000 principal amount of existing notes tendered in the cash tender offers, with respect to which valid consents have been given at or prior to 10 business days after the commencement of the offers by 11:59 p.m., New York City time, on                 , 2003, unless extended in our sole discretion. We refer to this date and time, as extended, as the “early consent payment deadline”. If our obligation to make cash payments is limited by the maximum cash payment, your cash tender offer early consent payment will be pro-rated as described in “Maximum Cash Payments” above and you will receive a proportionate amount of new notes as part of that payment. Holders of existing notes who tender after the early consent payment deadline will not receive an early consent payment even if their existing notes are accepted by us.

Withdrawal Rights

Tenders of existing notes in the offers may be withdrawn at any time prior to the early consent payment deadline. If you tendered your existing notes prior to the early consent payment deadline, your right to withdraw any existing notes previously tendered will expire at the early consent payment deadline. If you tender your existing notes in the offers after the early consent payment deadline, you may withdraw your tendered notes at any time prior to the expiration date. See “The Offers and the Consent Solicitations—Expiration Date; Extensions; Amendments; Termination”.

Conditions	The offers are subject to the terms and conditions set forth under “The Offers and the Consent Solicitations—Conditions to the Offers”, including the conditions that we receive:

•	valid and unrevoked tenders, pursuant to either the new notes options or cash tender options, prior to the expiration date of at least 95% of the aggregate outstanding principal amount of existing notes pursuant to the offers,

•	either the listing of the new notes on a nationally recognized U.S. securities exchange or receipt of authorization of the exchange offers by the relevant securities regulators of each of the 50 U.S. states and certain U.S. territories, and

•	at least $150 million aggregate principal amount of the existing notes in the cash tender offers.

Extensions; Amendments; Termination	We expressly reserve the right, in our sole discretion at any time prior to the expiration date to:

•	terminate the offers and the consent solicitations;

•	waive any condition to the offers and the consent solicitations in any respect;

•	extend the offers and the consent solicitations; and/or

•	amend the offers and the consent solicitations in any respect.

Any amendment applicable to the offers and the consent solicitations will apply to all existing notes tendered pursuant to the offers.

Procedures for Tendering Existing Notes	To tender existing notes and participate in the offers and the consent solicitations you must follow the specific procedures set forth in “The Offers and the Consent Solicitations—How to Tender”.

Fractional Notes	Notes will be issued only in denominations and multiples of $1,000:

•	If you tender a principal amount of the existing notes in the exchange offers that would result in your receiving a fractional interest in the relevant series of the new notes, then the principal amount of the new notes that you will receive will be rounded up to the nearest $1,000.

•	If the cash tender offers are subject to proration as a result of the maximum cash payment, and proration would result in your being entitled to receive a fractional interest in the relevant series of new notes, the principal amount of new notes you will receive will be rounded up to the nearest $1,000.

Exchange Agent	The Bank of New York.

Information Agent	D.F. King & Co., Inc.

Dealer Manager and Solicitation Agent	Morgan Stanley & Co. Incorporated, together with its affiliates.

Use of Proceeds	There will be no proceeds to us from the offers.

Funding for the Offers

If the offers are consummated, the restructuring, including the tender offers, the early consent payments and the expenses of the restructuring, will be financed by a capital contribution from our shareholders in the amount of $80 million which will be provided 51% by Onexa and 49% by AT&T.

United States Federal Income Tax Consequences	If you tender your existing notes in the offer, in the opinion of our U.S. tax counsel, Milbank, Tweed, Hadley & McCloy LLP, you should be treated as having made a taxable exchange of your existing notes for United States federal income tax purposes. However, the tax consequences to persons who participate in the offers are complicated and subject to certain important uncertainties. See “Material United States Federal Tax Consequences” for a more detailed description of the tax consequences for persons who tender their existing notes in the offers. Our U.S. counsel is unable, due to the absence of authority directly on point, to express an opinion as to whether the amendments will result in a taxable event for holders who do not tender their existing notes. However, this may result in a taxable event to those holders.

Mexican Federal Income Tax Considerations	See “Material Mexican Federal Income Tax Considerations”.

Processing Fee

We will pay a processing fee to certain banks and financial institutions for processing tenders of the existing notes. The processing fee in respect of existing notes accepted by us will be paid to the bank or financial institution, if any, designated by the beneficial owner of the existing notes, and will be equal to 0.25% of the principal amount of the existing notes for which the designation is made, subject to some limitations. See “The Offers and the Consent Solicitations—Processing Fee”.

Further Information

Any questions or requests for assistance concerning the offers and the consent solicitations may be directed to the information agent at the telephone number and address set forth on the back cover page of this prospectus. Additional copies of this prospectus and the letters of transmittal may be obtained by contacting the information agent at the telephone number and address set forth on the back cover page of this prospectus.

Terms of the New Notes

New 2008 Notes	Senior Step-Up Notes Due May 15, 2008.

New 2011 Notes	Senior Step-Up Notes Due February 15, 2011.

Interest	The new 2008 notes will bear interest from the settlement date at the rate of 5% per year until May 15, 2006 and at a rate of 7% thereafter.

The new 2011 notes will bear interest from the settlement date at the rate of 5% per year until August 15, 2006 and at a rate of 8% thereafter.

Interest Payment Dates for the New 2008 Notes	May 15 and November 15, commencing May 15, 2003.

Interest Payment Dates for the New 2011 Notes	February 15 and August 15, commencing August 15, 2003.

Comparison of the terms of the New Notes to the Existing Notes

The new notes have interest rates that are lower than those of the existing notes and maturity dates that are later than the existing notes. The covenants of the new notes are similar to those of the existing notes in effect prior to the consummation of the offers, other than:

•	the change of control covenant, which allows for certain additional permitted mergers,

•	the addition of a mandatory partial redemption provision,

•	the elimination of the redemption upon equity offering, and

•	the change in the price at which the new notes may be redeemed in the case of an optional redemption.

Ranking

The new notes will constitute our direct, senior and unconditional obligations and will rank pari passu in right of payment with all of our existing and future senior and unconditional indebtedness, subject to priorities recognized by statute, such as tax and labor obligations.

Withholding Tax and Payment of Additional Amounts

Payments of interest to holders of the new notes will be subject to Mexican withholding tax. Subject to some exceptions, we will pay additional amounts in respect of payments on the new notes so that, in each case, the net amount received by each holder after the payment of any Mexican withholding tax will be equal to the amount that would have been received if no such taxes had been applicable. See “Description of the New Notes—Additional Amounts”. For a discussion of the tax consequences of holding and disposing of the new notes, see “Material United States Federal Income Tax Considerations” and “Material Mexican Federal Tax Considerations”.

Optional Redemption

We may redeem any or all of the new notes outstanding at any time for an amount equal to 101% of the principal amount of the new notes being redeemed plus accrued and unpaid interest and additional amounts for Mexican withholding taxes, if any.

Redemption for Tax Reasons

We may redeem all, but not less than all, of each series of the new notes upon at least 30 days’ notice in the event of changes to Mexican tax law applicable to interest payments under the new notes resulting in withholding taxes exceeding 4.9%, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and additional amounts, if any.

Mandatory Partial Redemption

If we have “excess cash flow” (as described below) greater than $20 million for any fiscal year ended on or after December 31, 2003, then on each May 15 interest payment date, in the case of the new 2008 notes, and on each August 15 interest payment date, in the case of the new 2011 notes, after such year we will be required to redeem on a pro-rata basis a principal amount of the outstanding new notes in an amount equal to the lesser of 50% of the amount by which our excess cash flow for such year exceeded $20 million, calculated on the basis of the exchange rate at the end of such year, and $20 million, at a redemption price equal to 100% of the principal amount of the outstanding new notes being redeemed plus accrued and unpaid interest and additional amounts, if any. We will not be obligated to make a partial mandatory redemption if the aggregate principal amount of new notes to be redeemed is less than $5 million.

“Excess cash flow” means for any fiscal year our EBITDA (as defined in this prospectus) for such fiscal year minus our purchases of real estate and equipment, net cash payments for taxes, cash interest expense payments, any increase in net working capital as measured from the prior fiscal year end to the end of the fiscal year being measured and repayments of principal plus any decrease in net working capital as measured from the prior fiscal year end to the end of the fiscal year being measured, all calculated in accordance with Mexican GAAP.

Mandatory Sinking Fund	None.

Offer to Purchase Upon a Change of Control

Upon a change of control, as defined in this prospectus, holders of new notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any part of their new notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. We cannot assure you that we will have sufficient funds available at the time of any change of control to repurchase any tendered new notes. A change of control will not include certain permitted mergers. See “Description of the New Notes—Change of Control” and “Risk Factors—Factors Relating to the New Notes—We may not be able to finance a change of control offer”.

Certain Covenants	The covenants will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends and make other restricted payments,

•	sell assets,

•	incur liens,

•	engage in sale and leaseback transactions,

•	incur additional indebtedness,

•	make investments, and

•	engage in transactions with affiliates.

See “Description of the New Notes—Certain Covenants”.

Listing	We intend to apply to list the new notes on the Luxembourg Stock Exchange, and we have applied to list the new notes on The New York Stock Exchange.

Trustee, Registrar, Transfer Agent and Principal Paying Agent	The Bank of New York.

Book Entry, Delivery and Form	Our new notes will initially be held through The Depository Trust Company, the book-entry transfer facility.

Luxembourg Listing Agent, Luxembourg Paying Agent and Luxembourg Transfer Agent	Bank of New York (Luxembourg) S.A. is the Luxembourg listing agent, Luxembourg paying agent and Luxembourg transfer agent for the new notes.

Governing Law	The new notes will be governed by the laws of the State of New York.

Risk Factors

You should carefully review the information included under “Risk Factors” in this prospectus. You should understand that an investment in the new notes involves a high degree of risk, including the significant possibility of loss of your entire investment in the new notes.

The Proposed Amendments to the Existing Notes

If you tender existing notes pursuant to the offers, you will be deemed to have given your consent to the proposed amendments for the existing notes tendered. These amendments will eliminate substantially all of the covenants contained in those indentures, including:

•	the limitations on:

•	indebtedness;

•	payment of dividends, the making of investments and the granting of loans;

•	dividend and other payment restrictions on subsidiaries;

•	transactions with affiliates;

•	liens;

•	sale and leaseback transactions;

•	asset sales; and

•	certain mergers;

•	the requirements to:

•	make an offer to purchase upon a change of control or with the proceeds from certain asset sales; and

•	pay taxes and other claims.

The amendments would also eliminate events of default that are triggered if, among other things:

•	we fail to comply with any of the covenants and provisions described above;

•	we or any of our significant subsidiaries default under our or the significant subsidiary’s debt obligations; or

•	we or any of our significant subsidiaries have a final judgment rendered against us or them.

The amendments would also:

•	increase the percentage of the principal amount of the existing notes that is required to accelerate the notes from 25% to 51%; and

•	eliminate the ability of the trustee to accelerate the existing notes absent instructions from the holders of the existing notes.

The terms of the indentures governing each of the 2006 notes and the 2009 notes provide that the proposed amendments must be approved by the holders of a majority of the outstanding principal amount of the relevant series of the existing notes. Any existing notes held by us are not considered for this purpose.

The proposed amendments to the indentures governing the existing notes will become effective only upon the consummation of the offers and the effectiveness of the supplemental indentures governing each of the 2006 notes and the 2009 notes.

Summary Consolidated Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 was derived from our audited consolidated financial statements contained elsewhere in this prospectus. The financial data as of and for the nine months ended September 30, 2001 and 2002 was derived from our unaudited financial statements included elsewhere in this prospectus and may not be indicative of results for the full fiscal year. The financial information presented as of and for the fiscal years ended December 31, 1997 and 1998 was derived from our audited financial statements that are not included in this prospectus.

The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 19 to our audited financial statements and Note 4 to our unaudited financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Solely for the convenience of the reader, Peso amounts have been translated into U.S. dollars at the rate of Ps. 10.21 per U.S. dollar, the noon buying rate of exchange effective on September 30, 2002 as provided by The Federal Reserve Bank of New York. We make no representation that the Peso amounts could have been converted, or in the future will be convertible, into U.S. dollars at this rate or at all.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this prospectus is presented in constant Pesos as of September 30, 2002, unless otherwise noted. See Note 2 to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this prospectus to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	As of and for the year ended December 31,							As of and for the nine months ended September 30,
								(Unaudited)
	1997	1998	1999	2000	2001	2001		2001	2002		2002
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

STATEMENT OF INCOME:
Mexican GAAP:
Revenues:
Domestic long distance	Ps. 951	Ps. 1,518	Ps. 1,907	Ps. 2,096	Ps. 2,020	US$	198	Ps.1,534	Ps.	1,097	US$	107
International long distance	1,512	2,485	2,528	2,493	1,467		143	1,443		1,333		131
Data and internet services	47	118	239	362	579		57	423		554		54
Local and other services	—	—	—	—	31		3	13		93		9

Total	2,510	4,121	4,674	4,951	4,097		401	3,413		3,077		301

Costs of Service:
Domestic long distance	(913)	(1,045)	(1,089)	(1,528)	(872)		(85)	(725)		(435)		(43)
International long distance	(1,526)	(2,176)	(1,360)	(1,058)	(716)		(70)	(806)		(767)		(75)
Data and internet services	(6)	(22)	(131)	(127)	(166)		(16)	(123)		(144)		(14)
Local and other services	—	—	—	—	(11)		(1)	(6)		(12)		(1)

Total	(2,445)	(3,243)	(2,580)	(2,713)	(1,765)		(172)	(1,660)		(1,358)		133

Gross Profit: (1)
Domestic long distance	Ps. 38	Ps. 473	Ps. 818	Ps. 568	Ps. 1,148	US$	113	Ps. 809		Ps. 662	US$	64
International long distance	(14)	309	1,168	1,434	751		73	637		566		56
Data and internet services	41	96	108	236	413		41	300		410		40
Local and other services	—	—	—	—	20		2	7		81		8

Total	65	878	2,094	2,238	2,332		229	1,753		1,719		168

Administrative, selling and other operating expenses	(1,569)	(2,530)	(1,756)	(1,689)	(1,736)		(170)	(1,273)		(1,200)		(118)
Depreciation and amortization	(373)	(748)	(776)	(845)	(990)		(97)	(721)		(708)		(69)
Operating loss	(1,878)	(2,401)	(438)	(295)	(394)		(39)	(241)		(188)		(18)
Comprehensive financial result	(148)	(558)	(27)	(217)	(237)		(23)	(365)		(1,008)		(99)
Net (loss) income	(1,712)	(2,938)	(462)	(556)	(656)		(64)	(612)		(1,215)		(119)

U.S. GAAP:
Revenues:
Domestic long distance	Ps.951	Ps.1,518	Ps.1,907	Ps.2,096	Ps.2,020	US$	198	Ps.1,534		Ps.1,097	US$	107
International long distance	1,512	2,485	2,528	2,493	1,467		143	1,443		1,333		131
Data and internet services	47	118	239	362	579		57	423		554		54
Local and other services	—	—	—	—	31		3	13		93		9

Total	2,510	4,121	4,674	4,951	4,097		401	3,413		3,077		301

Costs of Service:
Domestic long distance	(913)	(1,045)	(1,089)	(1,528)	(872)		(85)	(725)		(435)		(43)
International long distance	(1,526)	(2,176)	(1,360)	(1,058)	(716)		(70)	(806)		(767)		(75)
Data and internet services	(6)	(22)	(131)	(127)	(166)		(16)	(123)		(144)		(14)
Local and other services	—	—	—	—	(11)		(1)	(6)		(12)		(1)

Total	(2,445)	(3,243)	(2,580)	(2,713)	(1,765)		(172)	(1,660)		(1,358)		(133)

Gross Profit:(1)
Domestic long distance	38	473	818	568	1,148		113	809		662		64
International long distance	(14)	309	1,168	1,434	751		73	637		566		56
Data and internet services	41	96	108	236	413		41	300		410		40
Local and other services	—	—	—	—	20		2	7		81		8

Total	65	878	2,094	2,238	2,332		229	1,753		1,719		168

Administrative, selling and other operating expenses	(2,329)	(2,530)	(1,756)	(1,689)	(1,736)		(170)	(1,273)		(1,200)		(118)
Depreciation and amortization	(303)	(587)	(652)	(741)	(896)		(88)	(665)		(612)		(60)
Operating loss	(2,567)	(2,240)	(315)	(192)	(301)		(29)	(185)		(93)		(9)
Financial expenses, net	(273)	(558)	(27)	(217)	(237)		(23)	(365)		(1,008)		(99)
Net (loss) income	(2,275)	(2,776)	(338)	(453)	(563)		(55)	(556)		(1,120)		(110)

	As of and for the year ended December 31,							As of and for the nine months ended September 30,
								(Unaudited)
	1997	1998	1999	2000	2001	2001		2001	2002	2002
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

BALANCE SHEET:
Mexican GAAP:
Cash and cash equivalents	89	137	1,181	197	250		25	212	102		10
Trade receivables	708	367	722	768	504		49	771	596		58
Real estate and equipment, net	6,097	6,421	5,664	5,514	5,285		518	5,554	5,417		531
Other assets	2,671	2,682	4,272	3,096	2,159		211	2,573	1,861		182

Total assets	9,565	9,607	11,839	9,575	8,198		803	9,109	7,976		781

Senior debt notes	—	—	6,417	5,937	5,415		530	5,715	5,795		568
Other debt	3,844	4,398	—	17	430		42	440	266		26
Total debt	3,844	4,398	6,417	5,954	5,845		572	6,155	6,061		594
Accounts payable	1,898	2,375	2,251	938	602		59	728	635		62
Other payables	128	145	382	641	706		70	879	1,051		103

Total liabilities	5,870	6,918	9,050	7,533	7,153		701	7,762	7,747		759
Contributed capital	5,991	7,699	8,895	8,895	8,895		871	8,895	8,895		871
Accumulated losses	(2,296)	(5,010)	(6,106)	(6,853)	(7,850)		(769)	(7,548)	(8,666)		(849)

Total stockholders’ equity	3,695	2,689	2,789	2,042	1,045		102	1,347	229		22

U.S. GAAP:
Cash and cash equivalents	Ps. 89	Ps. 137	Ps. 1,181	Ps. 197	Ps. 250	US$	25	Ps. 212	Ps. 102	US$	10
Trade receivables	708	367	722	768	504		49	771	596		58
Real estate and equipment, net	6,701	6,772	6,573	6,520	6,512		638	6,550	6,206		608
Other assets	842	1,042	2,832	1,853	1,129		110	1,478	965		95

Total assets	8,340	8,318	11,308	9,338	8,395		822	9,011	7,869		771
Total debt	3,844	4,398	6,417	5,954	5,845		572	6,155	6,061		594
Senior debt notes	—	—	6,417	5,937	5,415		530	5,715	5,795		568
Other debt	3,844	4,398	—	17	430		42	440	266		26
Accounts payable	1,898	2,375	2,251	938	602		59	728	635		62
Other payables	128	145	382	641	706		70	879	1,051		103

Total liabilities	5,870	6,918	9,050	7,533	7,153		701	7,762	7,747		759

Contributed capital	5,992	7,699	8,896	8,896	8,896		871	8,895	8,895		871
Accumulated losses	(3,522)	(6,299)	(6,638)	(7,091)	(7,654)		(750)	(7,646)	(8,773)		(859)

Total stockholder’s equity	2,470	1,400	2,258	1,805	1,242		121	1,249	122		12

CASH FLOWS DATA:
Resources (used in) provided by(2)
Mexican GAAP:
Operating activities	Ps.(2,584)	Ps.(1,558)	Ps.(418)	Ps.(626)	Ps.705	US$	69	Ps. 149	Ps. (218)		US$(21)
Investing activities	(2,836)	(658)	(1,754)	105	(543)		(53)	(303)	(146)		(14)
Financing activities	5,132	2,252	3,215	(463)	(108)		(11)	169	214		21

U.S. GAAP:
Operating activities	Ps.(3,236)	Ps.(1,574)	Ps.(79)	Ps.(1,399)	Ps.(143)	US$	(14)	Ps.(133)	Ps.(255)	US$	(25)
Investing activities	(2,202)	(658)	(2,543)	180	(214)		(21)	(312)	205		20
Financing activities	5,406	2,273	3,790	—	345		34	476	(133)		(13)

OTHER FINANCIAL/ OPERATING DATA: (Unaudited):
EBITDA (Mexican GAAP:)(3)	Ps.(1,505)	Ps.(1,653)	Ps. 338	Ps. 550	Ps. 596	US$	58	Ps. 480	Ps. 519	US$	51
EBITDA (U.S. GAAP:)(3)	(2,264)	(1,653)	338	550	596		58	480	519		51
Capital expenditures	2,006	848	341	547	776		76	659	146		14
Minutes of traffic, domestic long distance	484	861	1,401	1,926	2,351			1,812	1,415
Minutes of traffic, international long distance	257	452	811	1,051	1,021			815	891
Employees(4)	1,358	1,678	1,856	1,922	2,067			2,132	1,954
Residential lines(5)	799	752	707	686	650			650	623
Business lines(5)	104	84	89	98	111			108	112

	As of and for the year ended December 31,							As of and for the nine months ended September 30,
								(Unaudited)
	1997	1998	1999	2000	2001	2001		2001	2002	2002
	(in millions of constant Pesos and U.S. dollars, excluding ratios)

OPERATING RATIOS:
Mexican GAAP:
Ratio of earnings to fixed charges(6)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	US$	—	Ps. —	Ps. —	US$	—
Deficiency in coverage of fixed charges(6)(7)	1,766	2,932	456	544	645		63	604	1,208		118
Ratio of total debt to EBITDA(8)(9)	(2.56)	(2.66)	18.99	10.83	9.81		0.96	12.82	11.68		1.14
Ratio of EBITDA to interest expense(8)	8.45	3.62	(0.38)	(0.70)	(0.77)		—	(0.80)	(0.86)		—
Ratio of liabilities to stockholders’ equity(10)	Ps. 1.59	Ps. 2.57	Ps. 3.25	Ps. 3.69	Ps. 6.85	US$	0.67	Ps. 5.76	Ps. 33.90	US$	3.32
Ratio of current assets to current liabilities(11)	0.217	0.180	1.137	1.189	0.808		0.08	1.013	0.654		0.06
U.S. GAAP:
Ratio of earnings to fixed charges(6)	—	—	—	—	—		—	—	—		—
Deficiency in coverage of fixed charges(6)(7)	2,277	2,771	332	441	553		54	549	1,112		109
Ratio of total debt to EBITDA(8)(9)	(1.70)	(2.66)	18.99	10.83	9.81		0.96	12.82	11.68		1.14
Ratio of EBITDA to interest expense(8)	9.89	3.62	(0.38)	(0.70)	(0.77)		—	(0.80)	(0.86)		—
Ratio of liabilities to stockholders’ equity(10)	2.38	4.94	4.01	4.17	5.76		0.56	6.21	63.50		6.22
Ratio of current assets to current liabilities(11)	0.217	0.180	1.137	1.189	0.808		0.08	1.013	0.654		0.06

(1)	Excluding depreciation.
(2)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.
(3)	As used herein, we define “EBITDA” as earnings before taxes, other income (expense) net, comprehensive financial results and depreciation and amortization. EBITDA is a standard measure commonly used in the telecommunications industry and may not be comparable to similarly entitled items reported by other entities that do not define it exactly as we define it. We believe that EBITDA provides useful information regarding a company’s ability to service and/or incur debt. In addition, EBITDA is used as a measure in the new notes indenture in determining our compliance with certain covenants and the mandatory partial redemption provision. In particular, in order for us to merge with another entity in some circumstances, the surviving entity must have a consolidated leverage ratio, which compares total indebtedness to EBITDA, less than or equal to our ratio prior to the merger or less than 5.0 to 1.0, calculated in accordance with Mexican GAAP. Additionally, we may not incur some types of indebtedness if our consolidated leverage ratio is greater than 5.0 to 1.0, calculated in accordance with Mexican GAAP, after the incurrence of the additional indebtedness. Also, our obligation to redeem part of the new notes is triggered when our excess cash flow, which is partially determined by EBITDA, exceeds $20 million. EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.
(4)	Actual number of employees, not in millions.

(5)	In thousands, not millions.
(6)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. For all periods presented, earnings as determined under Mexican and U.S. GAAP were insufficient to cover fixed charges.
(7)	The deficiency in earnings is calculated comparing the fixed cha rges with the total adjusted earnings for payment of fixed assets.
(8)	Ratio of EBITDA to interest expense is determined dividing EBITDA by interest expense.
(9)	Ratio of total debt to EBITDA is determined dividing the total amount of senior notes plus bank loans and notes payable, by EBITDA.
(10)	Ratio of liabilities to stockholder’s equity is determined dividing total liabilities by stockholder’s equity.
(11)	Current ratio is determined by dividing current assets by current liabilities.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is based on our audited consolidated financial statements for the year ended December 31, 2001 and the unaudited interim consolidated financial statements for the nine-month period ended September 30, 2002, both appearing elsewhere in this prospectus. The unaudited pro forma statement of income data has been prepared as if the consummation of the offers had occurred on January 1, 2001, and the unaudited pro forma balance data has been prepared as if the consummation of the offers had occurred on September 30, 2002. All pro forma adjustments and assumptions are described more fully in the accompanying notes.

The pro forma adjustments assume that 95% of the holders of each series of the existing notes elect to participate in the offers, 27.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and 50% of the holders of existing notes who participate in either the exchange offers or the cash tender offers tender their existing notes prior to the early consent payment deadline. The adjusted amounts represent only a possible outcome of the offers based on the foregoing assumptions. The actual results will differ if the assumptions differ from the actual outcome of the offers. However, we believe that if all of the conditions to the offers are met, any potential difference will not material with regard to the pro-forma balance sheet, but could be material with regard to the pro-forma statement of income.

The unaudited pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of operations as of any future date or for any future period. You should read the unaudited pro forma financial information together with the accompanying notes in conjunction with our audited consolidated financial statements and unaudited interim consolidated financial statements included elsewhere in this prospectus, and “Operating and Financial Review and Prospects.”

Our audited and unaudited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in certain significant respects. See Note 19 to our audited financial statements and Note 4 to our unaudited financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

PRO FORMA BALANCE SHEET

As of September 30, 2002

(unaudited in millions of constant Pesos)

	Actual	Debt exchange adjustments		As adjusted (Unaudited)
Assets
Current Assets	Ps. 1,165	Ps. 71	(1a)	Ps. 1,236
Real estate and equipment	5,417	—		5,417
Deferred charges and other assets, net	1,394	(44	)(1c)	1,350

Total assets	7,976	27		8,003

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	599	—		599
Bank loans and notes payable	134	—		134
Due to affiliates and other related parties	35	—		35
Accrued expenses and other payables	1,013	(249	)(1b)	764

Total current liabilities	1,781	(249)		1,532
Long-term liabilities:
Senior debt notes	5,795	(1,662	)(1d)	4,133
Bank loans and notes payable	132	—		132
Other long-term liabilities	39	—		39

Total liabilities	7,747	(1,911)		5,836

Stockholders’ equity:
Capital stock	8,895	817	(1a)	9,712
Accumulated deficit	(8,666)	1,121	(7)	(7,545)

Total stockholders’ equity	229	1,938		2,167

Total liabilities and stockholders’ equity	Ps. 7,976	Ps. 27		Ps. 8,003
Total stockholders’ equity under Mexican GAAP	229	1,938		2,167
U.S. GAAP Adjustments (6):
Reversal of the gain on extinguishment of debt recognized under Mexican GAAP		(1,121	)(7)	(1,121)
Fifth amendment effect on real estate and equipment	772	—		772
Preoperating expenses	(901)	—		(901)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP	23	—		23

Total stockholders’ equity under U.S. GAAP	Ps. 122	Ps.817		Ps. 940

ALESTRA, S. DE R. L. DE C.V. AND SUBSIDIARY

PRO FORMA STATEMENT OF INCOME

(unaudited in millions of constant Pesos)

	Actual Year ended December 31, 2001	Debt exchange adjustments		As adjusted (Unaudited) Year ended December 31, 2001	Actual Nine-month period ended September 30, 2002	Debt exchange adjustments		As adjusted (Unaudited) Nine-month period ended September 30, 2002
Amounts in accordance with Mexican GAAP
Revenues	Ps.4,098	Ps. —		Ps.4,098	Ps. 3,078	Ps. —		Ps.3,078
Operating Expenses:
Cost of services	(1,767)	—		(1,766)	(1,358)	—		(1,358)
Administration, selling and other operating expenses	(1,737)	—		(1,737)	(1,200)	—		(1,200)
Depreciation and amortization	(990)	—		(990)	(708)	—		(708)

Operating Loss	(396)	—		(395)	(188)	—		(188)
Comprehensive Financial Result:(8)
Interest expense(8)	(787)	516	(2)	(272)	(603)	375	(2)	(228)
Interest income	59	—		59	15	—		15
Exchange gain, net(8)	258	(65	)(3)	193	(652)	194	(3)	(458)
Gain from monetary position(8)	233	(71	)(4)	162	232	(66	)(4)	167

	(237)	380		142	(1,008)	504		(504)

Other income (expenses)	(21)	—		(21)	(16)	—		(16)

Loss before provision for asset tax	(654)	380	(5)	(274)	(1,212)	504	(5)	(708)
Asset tax	(4)	—		(4)	(3)	—		(3)

Loss from continuing operations(8)	Ps. (658)	Ps. 380		Ps. (278)	Ps.(1,215)	Ps. 504		Ps. (711)

Amounts in accordance with U.S. GAAP
U.S. GAAP Adjustments (Note 6):
Fifth amendment effect on depreciation expense	(99)	—		(99)	(49)	—		(49)
Reversal of preoperating expense amortization	200	—		200	150	—		150
Depreciation of capitalized comprehensive financing costs under Mexican GAAP	(1)	—		(1)	(1)	—		(1)
Depreciation of capitalized interest under U.S. GAAP	(6)	—		(6)	(4)	—		(4)
Interest expense, exchange gain and gain from monetary position, net	—	136	(7)	136	—	(34	)(7)	(34)

Loss from continuing operations under U.S. GAAP(8)	Ps. (564)	Ps.516		Ps. (48)	Ps.(1,120)	Ps.469		Ps. (650)

The pro forma adjustments assume that 95% of the holders of each series of the existing notes elect to participate in the offers, 27.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and 50% of the holders of existing notes who participate in either the exchange offers or the cash tender offers, tender their existing notes prior to the early consent payment deadline. The adjusted amounts represent only a possible outcome of the offers based on the foregoing assumptions. Our actual results will differ if the assumptions differ from the actual outcome of the offers. We believe that if all of the conditions to the offers are met, any potential difference will not material with regard to the pro-forma balance sheet, but could be material with regard to the pro-forma statement of income. Please see note 8 on the next page for a presentation of the effects of two different scenarios on the pro-forma statement of income.

(1)	Pro forma adjustments to recognize the consummation of the offers:

a.	Reflects the increase of $80 million in capital stock that would be contributed by our shareholders if the offers are consummated. After paying for the cash tender offers ($65 million) and the expenses of the restructuring ($8 million), approximately $7 million will remain in cash.

b.	Reflects the forgiveness of the interest accrued under the existing notes, which was payable on November 15, 2002.

c.	Under Mexican GAAP, in an exchange of debt which is considered an extinguishment, unamortized debt issuance cost related to the existing debt is expensed and the new debt issuance cost is capitalized. Consequently, the Ps.128.1 million of debt issuance cost related to the existing debt, net of Ps. 84.0 million related to the new debt, would be reflected in the gain or loss on extinguishment. This is not reflected in the pro forma statement of income since it is a one-time charge.

d.	Reflects the reduction of debt due to cash tender offers and exchange offers.

(2)	Reflects the reversal of the interest expense of Ps.697.5 million and Ps. 510.4 million recognized during the year ended on December 31, 2001 and the nine-month period ended September 30, 2002, respectively, on the existing notes; this amount also includes the accrued interest on the new notes of Ps. 181.9 million and Ps. 135.3 million for the year ended December 31, 2001 and the nine-month period ended September 30, 2002, respectively.

(3)	Reflects the reversal of the foreign exchange gain (loss) that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2001.

(4)	Reflects the reversal of the monetary effect that would not have been recognized had the debt been exchanged at the beginning of the year ended December 31, 2001.

(5)	Pro forma adjustments have not been tax affected due to the existence of net operating loss carryforwards.

(6)	See Note 19 to the audited consolidated financial statements for the year ended December 31, 2001 and Note 4 to the unaudited interim consolidated financial statements for the nine-month period ended September 30, 2002, both appearing elsewhere in this prospectus, for an explanation of the adjustments made to reconcile amounts from Mexican GAAP to U.S. GAAP.

(7)	Under Mexican GAAP, the Company recognizes the gain on extinguishment of debt. For U.S. GAAP the offer is treated as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15 (“Accounting by Debtors and Creditors for Troubled Debt Restructuring”) and accordingly the effects of the restructuring are recognized prospectively. The U.S. GAAP adjustment in the income statement is analyzed as follows:

	Year ended December 31, 2001		Nine-month period ended September 30, 2002
Reversal of interest expense recorded under Mexican GAAP	Ps.	.56	Ps.	42
Effect on monetary position and exchange gain on the liability for U.S. GAAP purposes		80		(76)

	Ps.	136	Ps.	(34)

(8)	As noted above, the adjusted amounts represent only a possible outcome of the offers based on our assumptions. Below are the line items from the statement of income that are affected by the offers in two alternative scenarios. In the first scenario, we assume that 100% of the holders of each series of existing notes elect to participate in the offers, 28.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and none of the holders of existing notes who participate in either the exchange offers or the cash tender offers tender their existing notes prior to the early consent payment deadline. This is the most favorable scenario for us. In the second scenario, we assume that 95% of the holders of each series of existing notes elect to participate in the offers, 26.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and 100% of the holders of existing notes who participate in either the exchange offers or the cash tender offers tender their existing notes prior to the early consent payment deadline. This is the least favorable scenario for us.

	Year ended December 31, 2001				Nine months ended September 30, 2002
	in millions of constant Pesos
Mexican GAAP	Scenario 1		Scenario 2		Scenario 1		Scenario 2
Comprehensive Financial Result:
Interest expense	Ps.	(243)	Ps.	(277)	Ps.	(207)	Ps.	(232)
Interest income		59		59		15		15
Exchange gain, net		188		185		(447)		(445)
Gain from monetary position		156		155		163		162

Total		160		122		(476)		(500)

Loss from continuing operations	Ps.	(260)	Ps.	(299)	Ps.	(683)	Ps.	(707)

U.S. GAAP
Loss from continuing operations	Ps.	(40)	Ps.	(70)	Ps.	(647)	Ps.	(669)

RISK FACTORS

You should carefully consider the following risk factors, as well as other information set forth in this prospectus, prior to deciding whether to participate in the offers and the consent solicitations. In general, investing in the securities of issuers in emerging market countries such as Mexico involves risks not typically associated with investing in the securities of U.S. companies. To the extent information relates to the Mexican government, macroeconomic data or the telecommunications industry, the following information has been extracted from official publications of the Mexican government or third party sources and has not been independently verified by us.

Factors relating to the offers and the consent solicitations

If the offers are not successful, we will not be able to pay all or a portion of the principal or interest on the existing notes

We believe that we are currently not likely to find a source of financing to fund the interest payments due on the existing notes and therefore we will not be able to cure the existing events of default under the indentures governing the existing notes if the offers and the consent solicitations are not successful. The events of default give holders of the existing notes, representing nearly all of our aggregate indebtedness, the right to accelerate our repayment obligations on the existing notes. Since we do not have enough funds to repay our obligations on the existing notes, and given the depressed value of telecommunications assets generally, it is likely that each holder of existing notes would incur a significant loss if the offers are not successful.

If the offers are not successful, our inability to generate sufficient cash flows could severely impact our ability to continue as a going concern

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating the offers, in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, or in obtaining outside sources of funding, we may need to sell assets. If we need to dispose of assets, particularly during the current global downturn in the telecommunications industry, we will probably be unable to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we might be unable to continue operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, you will likely incur a significant loss.

If the offers are not successful we also face a substantial risk of Mexican reorganization-related proceedings and the suspension or termination of all or a portion of our business under our concessions

If we default on our obligations, including the existing notes, some or all of our creditors will have the option of taking legal action against us, including instituting a reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican reorganization law since the current regulation was passed in May of 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the existing notes, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of our bankruptcy, our operating concessions and our agreements for use of the AT&T service mark which is critical to our business, may be subject to termination. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted as the statutory provisions governing this proceeding remain largely untested. There can be no assurance that the holders of existing notes would receive any meaningful recovery from a bankruptcy proceeding.

Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws

The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the “LCR”, which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If Alestra were to be declared subject to reorganization under the LCR, you would have to file a claim in Spanish against the estate of Alestra in Federal District Court in Mexico City, Mexico. Upon the court’s recognition of you as a creditor of Alestra, your claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate. See “The Mexican Law of Commercial Reorganizations” for more information about the LCR.

If you do not exchange or tender your existing notes and the offers and consent solicitations are consummated, your rights under the indenture governing your existing notes will be substantially diminished

If the offers are consummated and the proposed amendments to the indentures governing the existing notes become effective, existing notes not tendered pursuant to the offers will no longer be entitled to the benefit of virtually all of the restrictive covenants and certain events of default contained in the indentures currently governing the existing notes. The proposed amendments to the indentures would, among other things:

•	eliminate all of the covenants restricting us and our significant subsidiaries from incurring indebtedness, including secured indebtedness, making certain investments, granting loans, paying dividends, creating liens, entering into transactions with affiliates, undertaking certain mergers, consolidations or asset sales and creating restrictions on the ability of our subsidiaries to loan or dividend funds to us;

•	eliminate the obligation of the company to repurchase existing notes at the option of the holders in the event of a change of control or with the proceeds from certain asset sales;

•	eliminate events of default related to our non-compliance with such covenants, cross-acceleration, including provisions that would result in a default if there is a default or event of default with respect to the new notes and adverse judgments; and

•	increase the percentage of the principal amount of the existing notes required to accelerate the existing notes if there is an event of default and eliminate the ability of the trustees to accelerate the existing notes if there is an event of default without the instruction of the existing noteholders.

The modification of the restrictive covenants would permit us, absent the existence of similar covenants under other indebtedness, such as the new notes, to take actions that could increase the credit risks, with respect to us, faced by the holders of the existing notes or that could otherwise be adverse to the interests of the holders of the existing notes. The modification of the change of control provision would eliminate our current obligation to repurchase your existing notes in the event that a change of control occurs. If a change of control occurs, the surviving entity may be less creditworthy. The elimination of the events of default, the increase in the percentage of the principal amount of the existing notes required to accelerate the existing notes and the elimination of the trustees’ rights to accelerate the existing notes could limit or delay your ability to enforce your current rights under the indentures for the existing notes which could prejudice your rights under those indentures. This would apply to existing notes that remain outstanding after the offers, even if you do not consent to the proposed amendments.

If you do not tender your existing notes and the offers are consummated, there will be a smaller public trading market for your existing notes and the market price of your existing notes may decline further

The existing notes are currently traded in limited amounts primarily through the over-the-counter market. While the existing notes are listed on the Frankfurt Stock Exchange, the exchange has informed us that no existing notes have been traded on the exchange for several months. To the extent the offers are consummated, the trading and the liquidity of the market for existing notes are likely to be very limited since there will be a smaller principal amount of the existing notes outstanding. A debt security with a smaller outstanding principal amount available for trading, a smaller “float”, may command a significantly lower price than would a comparable debt security with a greater float. Therefore, following consummation of the offers, the market price for the existing notes may decline significantly. Furthermore, the price at which trading on the existing notes occurs could be extremely volatile. Additionally, we intend to delist the existing notes from the Frankfurt Stock Exchange which will further restrict liquidity. Following consummation of the offers, we cannot assure you that an active market in the existing notes will exist or at what price the untendered notes may trade.

The tax consequences to persons who participate in the offers are subject to significant uncertainties

If you tender your existing notes in the offers, in the opinion of our U.S. tax counsel you should be treated as having made a taxable exchange of your existing notes for United States federal income tax purposes. However, the tax consequences to persons who participate in the offers are complicated and subject to uncertainties. See “Material United States Federal Tax Consequences” for a more detailed description of the tax consequences for persons who tender their existing notes in the offers.

Persons not participating in the offers may be subject to material U.S. federal income tax consequences

Due to the absence of authority directly on point, our U.S. tax counsel is unable to express an opinion as to whether the amendments to the existing notes will result in a taxable event to holders who do not tender existing notes. Holders who do not tender existing notes may have a “deemed exchange” of their untendered existing notes for United States federal income tax purposes, which would be a taxable event and may have adverse tax consequences for such holders. See “The Proposed Amendments” and “Material United States Federal Tax Considerations” for a more detailed description of the proposed amendments and the tax consequences of not tendering existing notes.

Even if you tender all of your existing notes for cash, you may nevertheless receive new notes

The maximum amount that we are obligated to pay under the cash payment options is $65 million. If holders of either or both series of existing notes electing to receive the cash payment option tender an aggregate principal amount of the relevant existing notes greater than the maximum cash payment, then the maximum cash payment will be divided pro-rata among the holders of the existing notes electing the cash payment option, including the cash tender offer early consent payment, and the remaining portion of their existing notes tendered for cash and the pro-rated cash tender offer early consent payment will be exchanged for the new notes option. If that were to occur, you will likely receive a significant amount of your consideration in the form of new notes, instead of cash.

We may purchase or repay any existing notes not tendered in the offers on terms that could be more favorable to holders of existing notes than the terms of these offers

We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these offers. We also reserve the right to repay any existing notes not tendered. Although we currently do not intend to do so, if we decide to repurchase or repay existing notes that are not tendered in the offers on terms that are more favorable than the terms of the offers, those holders who decided not to participate in the offers would be better off than those that participated in the offer.

We believe that parties related to Telmex, our major competitor, hold a significant amount of the existing notes

We have reason to believe that parties related to Telmex currently hold an aggregate principal amount of existing notes in excess of $100 million. This represents a percentage of the outstanding existing notes sufficiently large to influence the success of the offers. Parties related to Telmex may have interests that might be driven by factors relating to their competitive position. As a result, we cannot assure you that noteholders related to Telmex will act in a manner that is consistent with the interests of our other noteholders who are not related to Telmex. Their actions may affect the outcome of the offers to our or your disadvantage.

If we are unable to list the new notes on a nationally recognized U.S. securities exchange and we are not authorized to consummate the exchange offers in each of the 50 U.S. states, Puerto Rico, the District of Columbia and Guam by the relevant state and territory securities regulators, we may not be able to consummate the offers

In order to comply with U.S. state and territory “blue sky” securities laws, it is a condition to our ability to consummate the offers that either each series of new notes be listed on a nationally recognized U.S. securities exchange or that the relevant state securities regulators authorize us to consummate the exchange offers in each of the 50 U.S. states, Puerto Rico, the District of Columbia and Guam. In order to list the new notes on a nationally recognized U.S. securities exchange, the new notes must be rated at least B- by a nationally recognized U.S. ratings agency. We have applied to list the new notes on The New York Stock Exchange of which one of the requirements is a rating of at least B- or an equivalent rating for the new notes. We cannot assure you that we will be able to obtain a listing for the new notes. We have also filed applications or notices with the securities regulators of each of the 50 states, Puerto Rico, the District of Columbia and Guam seeking authorization to consummate the exchange offers. Some state and territory securities laws require a merit review of the offers and we cannot assure you that the offers will satisfy this review or that we will be willing to agree to any changes requested by the relevant state or territory securities regulator. If the new notes are not listed on a nationally recognized U.S. securities exchange and we do not receive authorizations from all of the state securities regulators and the securities regulators of Puerto Rico, the District of Columbia and Guam, we will not be permitted by state securities laws to consummate the exchange offers in those jurisdictions. See “The Offers and the Consent Solicitations—State Securities Laws”.

Factors relating to Alestra

We have a history of substantial losses and expect to incur future losses

We have not achieved profitability in any period since we were incorporated in 1995. We have incurred a net loss of Ps. 8,666.3 million in the period from our inception to September 30, 2002. We incurred a net loss of  Ps. 656.0 million during 2001 and Ps. 1,214.2 million during the first nine months of 2002. As a result of our high debt service burden, the economic slow-down in the United States and Mexico, lower international settlement payments received from foreign telephone carriers, lower domestic long distance rates resulting from competition from other domestic carriers and high customer attrition and churn rates, we anticipate that we will incur net losses for at least the next several quarters. We cannot assure you as to when we will record net income, or if we will ever do so. Our delay or any failure to achieve positive operating cash flow would adversely impact our ability to pay interest on the new notes, service our other debt and fund operations.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly thereby reducing our revenues and may continue to decline

We are heavily dependent on domestic and international long distance services which accounted for 79.0% of our revenues for the first nine months of 2002 and 87.2% of our revenues for 2001. Average prices for long distance calls in Mexico declined more than 60% in real terms from December 1996 to September 2002. As a result, our revenues from long distance services have declined 18.4% in the first nine months of 2002 compared to the same period in 2001 and 24.0% in 2001 compared to 2000. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. We cannot assure you that our revenues from long distance services will not continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

If the proportionate return system for calculating revenues for incoming international long distance calls is terminated, we expect the average price of our international long distance services to decline significantly thereby reducing our revenues

The potential expiration in 2004 of the proportionate return system for calculating and allocating traffic related to incoming international long distance calls is expected to increase competition in the international long distance market. We believe that our revenues from long distance services could decline further if the proportionate return system for calculating and allocating incoming international long distance minutes is terminated. Upon the dissolution of the proportionate return system, Mexican telecommunication providers will be able to compete freely on price for incoming international long distance traffic. As a result, we expect that the rates we will be able to charge foreign telecommunications providers for completing incoming international calls will decline substantially. While we currently terminate a significant portion of AT&T’s incoming long distance traffic, AT&T has no obligation to continue to terminate traffic through us and may choose a different Mexican telecommunications provider to terminate its traffic if another telecommunications provider offers AT&T a lower settlement rate or for any other reason. Unless we are able to obtain increased volumes of incoming traffic sufficient to compensate for the expected decline in per-minute rates, our revenues from long distance services will decline. In 2001, incoming international long distance traffic accounted for 17.5% of our revenues and in the first nine months of 2002, incoming international long distance traffic accounted for 20.7% of our revenues.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the data and internet services market in Mexico

As a result of our decreasing revenues from long distance services and the uncertainty resulting from the possible expiration in 2004 of the proportionate return system for calculating and allocating revenues relating to incoming international long distance minutes, we have begun to refocus our resources and marketing efforts on capturing future growth in data and internet services in Mexico. The successful implementation of this strategy is critical to our ability to continue as a going concern. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors including Telmex, the dominant provider of telecommunications services in Mexico, which has recently introduced residential digital subscriber lines, which we refer to as “DSL”, service and is better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico; and

•	the difficulty in selling data services under term contracts to business customers who may be hesitant to commit their data traffic to us, when our long-term financial viability is in question.

Competition in the data and internet services market may significantly increase if our competitors, including Telmex, Avantel, S.A. de C.V. and Telefónica, which provides its service under the name Terra, who may also be faced with decreasing margins from voice services, also shift their focus to data and internet services. If we are unsuccessful in implementing this strategy and are unable to obtain the benefits of higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under the new notes and the existing notes will be severely impaired.

We have substantial indebtedness and may need additional financing in order to service indebtedness and fund operations

As of September 30, 2002, we had consolidated indebtedness of approximately Ps. 6,060.8 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 228.5 million resulting in a debt to equity ratio of 26.5 to 1. As of September 30, 2002 our fixed charges were approximately Ps. 614.8 million. Even if the offers are consummated, we will continue to be highly leveraged and will need to increase cash flow to meet our payment obligations under the new notes and any other additional indebtedness. Our high degree of leverage will place a significant burden on our ability to cover our substantial fixed charges.

Further, the level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limited our ability to roll-out products and technologies to the extent such roll-outs require increased expenditures;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limited, through covenants in our indebtedness, our ability to borrow additional funds; and

•	precluded discussions with respect to additional equity financing.

So long as we continue to be highly leveraged, we expect these limits to continue to adversely affect our ability to operate and expand in the Mexican telecommunications market. Even if the offers are consummated, we cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to attempt to further restructure or refinance our indebtedness or seek additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our indebtedness and other factors, including market conditions, beyond our control. We cannot assure you that we will be able to refinance our debt on satisfactory terms, if at all.

Our financial condition and prospects have been materially and adversely affected by ratings downgrades

On November 18, 2002 Standard & Poor’s lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22 used by Standard & Poor’s; it describes obligations which Standard & Poor’s believes are currently highly vulnerable to nonpayment. D is Standard & Poor’s lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that the payments will be made during the grace period.

On August 8, 2002 Moody’s Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that “based upon current long distance network asset valuations, Moody’s considers that debt holders face poor recovery prospects in a distress scenario”. Caa1 is the 4th-lowest rating category out of 22 used by Moody’s and describes obligations which Moody’s believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 22 and describes obligations which Moody’s believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard & Poor’s recent downgrading and our failure to make the November 15, 2002 interest payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared, which impedes our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has adversely affected the terms of our trade payables and ability to obtain new customers.

For additional information regarding the credit ratings, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and capital resources”.

We may be subject to dissolution at the request of third parties, which could result in our liquidation

Pursuant to the Mexican Ley General de Sociedades Mercantiles (the General Business Entities Act), an interested party, which may include creditors, competitors, shareholders, employees, customers or government entities, may file a claim for dissolution and force us to liquidate our business if our accumulated deficit exceeds two-thirds of our contributed capital. As of September 30, 2002, our accumulated deficit was 97.4% of our contributed capital, and as a result, we may therefore be subject to dissolution. Although we are not aware of any Mexican entity that has been subject to forced dissolution at the request of a third party pursuant to these provisions, we cannot assure you that an interested party may not seek our dissolution in the future. See “—Mexican bankruptcy and insolvency laws may not be as favorable to you as U.S. bankruptcy and insolvency laws” for more information about the impact a Mexican bankruptcy would have on us.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our targeted markets and to maintain competitive prices. In addition, the development of our business is affected by factors which are outside of our control, including:

•	general economic conditions in Mexico, the United States and the rest of the world;

•	international long distance settlement rates;

•	the development and effects of Mexico’s telecommunications regulatory environment;

•	anti-competitive practices by Telmex;

•	the growth of the telecommunications market in Mexico;

•	the availability, quality and cost offered to customers of competing services; and

•	churn rates and customer attrition.

Our business is very capital-intensive and as a result of our financial condition we have been forced to curtail our capital expenditures significantly

Our business is capital-intensive and requires substantial ongoing expenditures for, among other things, the construction and maintenance of and improvements to our telecommunications network and the roll-out of new services and technologies. Due to our financial condition, in the past year we have had to reduce our capital expenditures and postpone the roll-out of new services. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers as well as to implement our data services strategy, which requires more capital expenditures than we can afford to make at this time.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet services. We expect that new services and technologies applicable to our market will continue to emerge and cannot predict the effect of technological changes on our business. For example, we believe that the internet will represent an increasingly important medium for voice communication and may displace traditional long distance services which represent an important part of our business. It may not be practical or cost-effective, for us to replace or upgrade our installed technologies in response to competitors’ actions. Although we have installed what we consider technologically advanced fiber-optic long distance transmission systems, our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

•	adversely affect our competitive position;

•	render certain of our current businesses obsolete; or

•	require significant capital expenditures for which we may be unable to obtain additional financing.

Our customers may take actions that may reduce our revenues

If our customers believe that we may not be able to continue as a going concern or if they believe that our weakened financial condition will result in a lower quality of service, they may terminate or fail to renew their contracts to purchase telecommunications services from us. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating the services we provide them or which impose penalties on customers who terminate their services with us, it may be impractical or uneconomical to enforce these agreements in Mexican courts. Also, some of our residential customers may use technological advances that make it possible for them to use the services of a variety of competing long distance providers without the necessity of switching carriers through the established procedures. If any of these events occurs, our revenues will be reduced.

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of telecommunications markets in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well-capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions and the Ley Federal de Telecomunicaciones enacted in 1995 (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

Because we use Telmex’s networks to interconnect with the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex offers itself or its subsidiary enterprises. We have experienced difficulties in obtaining high-quality, reliable and reasonably priced services from Telmex.

We could be affected by the elimination of “by-pass” traffic

Pursuant to Comisión Federal de Telecomunicaciones (the Federal Telecommunication Commission), which we refer to as “Cofetel”, regulations, the only legal way to transport international long distance minutes into Mexico is via the international settlement rate system. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that “by-pass” the international settlement rate system, a practice deemed illegal by Cofetel. These entities transport international switched telephone traffic into Mexico, for example, over dedicated unswitched circuits and terminate those calls as domestic calls, thus avoiding the payment of settlement charges.

We comply with the telecommunications laws relating to long distance services but we do not confirm whether any of our high-volume customers are engaging in by-pass activity. However, a material portion of all of Mexico’s domestic long distance traffic may be derived from customers engaging in by-pass activity. Cofetel has announced its intention to actively pursue persons engaging in by-pass activity. If by-pass traffic were to be eliminated, our revenues from domestic long distance traffic could be negatively affected.

A recent decision by Cofetel disallowing “re-routing” of international long distance calls may materially reduce our future revenues

A large portion of our revenues from international long distance services are recognized on the basis of the “proportional return” regulations. According to these regulations, incoming international call attempts are divided for recognition among Mexican carriers in proportion to the outgoing international traffic originated by each of the Mexican carriers. A resolution issued by Cofetel on May 21, 2002 attempts to limit our ability to re-route calls to foreign countries originated outside Mexico through our system, which has allowed us to increase the number of outgoing minutes used to calculate our proportionate share of incoming international long distance calls. We have challenged the legality of the resolution on various grounds and the effect of the resolution on our business is uncertain at this time. In light of the Cofetel resolution, our pending legal challenge and uncertainty with respect to the potential retroactive application of the resolution, we currently do not intend to include the share of return traffic attributable to re-routed traffic in the calculation of our proportionate share of incoming international long distance calls for the current fiscal year. If this reduction is not offset by an increase in other international traffic, the exclusion of re-routed traffic from our proportionate share calculations could result in less incoming international traffic which could materially and adversely impact our revenues and financial results.

Furthermore, the resolution may result in retroactive application. As a result of this potential retroactive application, in June 2002, Telmex alleged in a letter to us that, based on its assumptions, we owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, we entered into an omnibus agreement with Telmex in which, among other things, we settled this alleged liability, we reaffirmed our interconnection rates for 2003, and we made adjustments to certain other payments we are obligated to make to Telmex.

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from our subscribers. Some of our customers switch to other carriers without paying their bills to us, and since we do not provide local service to most of our residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. During 2001, we wrote off approximately Ps. 182.8 million in past-due trade receivables of which Ps. 153.0 million related to residential customers and Ps. 29.8 million related to business customers. At December 31, 2001 the allowance for doubtful accounts was Ps. 331.7 million, against outstanding receivables of Ps. 741.3 million. At September 30, 2002, our allowance for doubtful accounts was Ps. 403.4 million against outstanding receivables of Ps. 897.6 million. If the proportion of our customers who fail to pay their bills increases or if we continue to experience a high proportion of unpaid bills, our cash flows will be adversely affected.

Our results are negatively impacted by high levels of residential customer attrition

We experience a high rate of residential customer attrition, or “churn”, which increases our cost of operations and reduces our revenue. During 2001, our average monthly churn rate was approximately 7.6% per month. Our average churn rate for the first nine months of 2002 was 7.3%, which reflected a rate of 8.2% for our residential customers and 2.5% for our business customers. Our customer attrition may be high because:

•	we do not require our customers to sign long-term contracts; and

•	we choose to disconnect customers if they fail to pay their bills.

A high rate of residential customer attrition could adversely affect our competitive position, results from operations and our costs of obtaining new residential customers.

Our telecommunications network infrastructure is the source of nearly all of our revenues

Our network is the source of nearly all our revenues. If our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and adversely impact our revenues. While, to date, we have not experienced any serious technical problems or damage, as a result of our liquidity crisis, we have lowered our capital expenditures for future upgrades, which could adversely impact the quality and reliability of our network.

Our shareholders, AT&T and Onexa, may have differing interests, and we may not be able to undertake important business actions if they do not agree

AT&T Telecom Mexico Inc. is the direct holder of AT&T Corp.’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Mexico and one director elected by Onexa S.A. de C.V. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Mexico, Alfa, S.A. de C.V., BBVA Bancomer S.A., Onexa and ourselves, a number of actions we take are subject to approval by each of AT&T Mexico and Onexa.

The joint venture agreement also provides that if Alestra desires to offer new telecommunications services, our shareholders must agree whether and how we will provide the new telecommunications services. AT&T and Onexa are currently analyzing the feasibility of providing through Alestra global seamless data services to business customers in Mexico in alignment with AT&T’s strategy. We cannot assure you that our shareholders will agree that it is feasible for us to provide this service.

The failure of AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

We rely on the use of the AT&T service mark, and permission to use the service mark may be withdrawn

We currently use the AT&T registered service mark to market all of our services. If we were unable to use the AT&T service mark, our ability both to attract new customers and to retain existing customers would likely be materially impaired. Our use of this service mark is governed by a license agreement between us and AT&T which is terminable:

•	on the earlier of

•	the date on which AT&T Telecom ceases to be a shareholder of the company or

•	on October 16, 2004; provided, however, the license may be renewed for five (5) year terms upon mutual consent of the parties,

•	if AT&T ceases to directly or indirectly own at least 20% of us,

•	if AT&T ceases to own at least 50% of AT&T Mexico,

•	if we fail to pay the license fees under the service mark license agreement in some cases,

•	if our actions would adversely affect the reputation of the AT&T service mark or

•	if we are subject to a reorganization proceeding.

If this agreement were terminated or not renewed upon expiration, or if we were to fail to meet the applicable operating or service quality standards, we might not be able to use the AT&T service mark. If we were unable to use the AT&T service mark, our operations would be materially adversely affected. Also, if the name AT&T were to suffer diminished marketing appeal, our ability both to attract new customers and retain existing customers could be materially impaired. No assurances can be made that we will be able to continue to use the AT&T service mark or that it will not suffer diminished marketing appeal.

You probably will not be able to effect service of process in the United States upon us, our officers or our Mexican directors

We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on us, our Mexican directors or our officers in the United States, and you will probably need to effect service of process in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico. See “Service of Process and enforcement of Civil Liabilities”.

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation, or “SCT”), and Cofetel. However, certain important aspects of the Federal Telecommunications Law is being revised by the Mexican Congress as part of its Fall 2002 legislative agenda. Matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, international long distance service, the universal service fund, customer rights, regulator powers and the allocation of the spectrum may be the subject of such revisions, however, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. We cannot at this time predict whether a new federal telecommunications law will be enacted or, if passed, its effects on our business. Such uncertainty could damage our business and subject us to additional legal liability or obligations.

Further, we are subject to and comply with Mexican tax law (including tax regulations, tax rules, administrative decisions, interpretations by the Mexican tax authorities of Mexican tax law and court rulings). Changes in Mexican tax law, the interpretation of Mexican law by the courts or the challenge by the Mexican authorities of our interpretation of Mexican law may negatively affect the price of our services and our business results.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Revenues from international long distance service reflect amounts earned from our customers and our proportion of settlement payments received from foreign carriers, as well as other special services. A portion of

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settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 30.1% of our total revenues in 2000, 17.5% in 2001 and 20.7% in the first nine months of 2002. Settlement agreements govern our rates of payment to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and by the foreign carriers to us for the use of our facilities in interconnecting international calls billed abroad. Mexican rules for international long distance state that rates of payment under such agreements are negotiated with each foreign carrier by the dominant carrier in Mexico, currently Telmex. Since inbound international traffic has historically been more than twice the volume of international outbound traffic, net settlement amounts payable to us with respect to calls terminated by us have exceeded amounts payable by us to foreign carriers with respect to outbound calls terminated by foreign carriers. Additionally, under current agreements the per-minute amounts we receive with respect to inbound calls terminated by us are approximately 60% higher than the per-minute amounts payable by us to foreign carriers with respect to outbound calls, further increasing the net payments received by us. This may not occur in the future and any such change could adversely affect our results.

U.S. telecommunication providers and regulators are also seeking to reduce substantially the international settlement rates applicable to U.S.-originated international calls. Approximately 98% of our traffic exchanged with foreign carriers in the year 2001 was associated with traffic with the United States. Therefore such reduction would adversely affect our results.

Any such reduction in international settlement rates attributable to U.S.-originated international calls would result in a decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar- denominated revenues decrease and no compensation in volume is achieved, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of the Peso related to the dollar.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law), no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide fixed- line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our shares, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexicans. These restrictions limit our ability to raise equity capital which could be used to implement our new business plan and grow our business. Although several proposals have been made to eliminate these restrictions, there is no indication that such regulatory revisions will occur in the near future.

Our telecommunications public network concession and wireless concessions are subject to revocation in the event of our bankruptcy and several other circumstances

We operate pursuant to a 30-year telecommunications public network concession by which we are able to provide local and long distance telephone services and five 20-year wireless concessions. If we are declared bankrupt by a Mexican Court, the Mexican Federal Telecommunications Act provides that our concessions will terminate immediately, which would prevent us from operating our telecommunications network. The Mexican Federal Telecommunications Law provides that each of our concessions will terminate upon certain additional circumstances including:

•	our resignation;

•	its revocation; or

•	governmental taking.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies

Investors may not be able to obtain as much publicly-available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company. See Note 19 to our audited financial statements and Note 4 to our unaudited financial statements which are a part of this prospectus for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.8% in 1999 and 6.9% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.3% in 2001 and grew only at an annual rate of 1.8% in the first nine months of 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 28.5% in the first nine months of 2002.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the dollar could adversely affect our financial condition and results of operations. For example, net loss in the first nine months of 2002 as compared to the first nine months of 2001 increased Ps. 603.0 million as a result of the currency devaluation of the Peso against the dollar that occurred in the first nine months of 2002 and generated an exchange loss of Ps. 652.2 million. All of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in Pesos. We also borrow on a short-term basis in dollars under our bank lines of credit and a portion of our trade payables is denominated in dollars.

The value of the Peso sharply declined in the 1990s compared to the dollar. The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations and to make additional capital expenditures, including the existing notes and the new notes. In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us. We may in the future consider entering into such arrangements considering the then-relevant risks, costs and other factors.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

An increase in inflation may increase our operating costs but not our revenues

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Mexican Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation had led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices.

Political developments in Mexico may adversely affect us

The Mexican government has exercised and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and Mexican telecommunications industry could have a significant impact on us.

Although the government of Mexico has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. Since we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in voice communications services or the largely unregulated data and internet services market. This reversal would favor our principal competitor, Telmex. We do not have and do not intend to obtain political risk insurance.

Factors relating to the new notes

Payment of judgments against us on the existing notes or new notes would be in Pesos

In the event that proceedings are brought against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. As a result of the judgment conversion to Pesos, you may suffer a significant U.S. dollar shortfall if you obtain a judgment or a distribution in bankruptcy. You should be aware that no separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

If we were declared subject to reorganization under Mexican law, you may find it difficult to collect payment on the new notes

If we were subject to a reorganization proceeding in a Mexican court, our obligations under the existing notes and the new notes:

•
would be converted into Pesos at the exchange rate prevailing at the time of a declaration of reorganization and from Pesos into UDIs inflation indexed units at the exchange rate prevailing at that time;

•
would be dependent upon the outcome of the reorganization proceeding and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

•	would cease to accrue interest.

Mexican law and regulations may impair your ability to enforce in Mexico certain rights in connection with the existing notes and the new notes

Under Mexican law, as our creditors, your rights are limited in the following ways:

•	any obligation to pay interest on interest is currently not enforceable under Mexican law;

•
the existing notes or the new notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate lien on our property;

•
service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

•	any judgments as a result of enforcement proceedings in Mexico would be payable in Pesos; and

•	payment of obligations under the existing notes or the new notes would depend on the outcome of a reorganization proceeding, which is likely to be very lengthy.

Our indentures for the new notes restrict our ability to take certain actions

The indentures for the new notes impose significant operating and financial restrictions. These restrictions affect, and in many respects significantly limit or prohibit, our ability and the ability of our restricted subsidiary to, among other things:

•	borrow money;

•	pay dividends on stock or repurchase stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

If we do not comply with these restrictions, a default could occur even if we could at that time pay our debt. If there were a default, the noteholders could demand immediate payment of the debt. Should that occur, we might not be able to pay or refinance this debt on acceptable terms.

Our new notes may not have an active trading market.

The new notes may not be widely distributed. While we intend to apply to list the new notes on the Luxembourg Stock Exchange and we have applied to list the new notes on The New York Stock Exchange, we cannot assure you that a trading market for the new notes will develop or be maintained. Accordingly, we cannot assure you as to the development or liquidity of any trading market for the new notes. If an active market for the new notes does not develop or is interrupted, the market price and liquidity of the new notes may be adversely affected.

In the event of a change of control, we may not be able to finance a change of control offer

We will be required to repurchase all of the notes if a change of control occurs. A change of control will occur, subject to certain exceptions, if:

•
a person, other than our affiliates, owns more than 35% of our voting equity interests and our affiliates own, in the aggregate, a lesser percentage of our voting equity interests and do not have the ability to elect a majority of our board of directors;

•	a majority of the board of directors turns over in a two-year period;

•	AT&T ceases to be the beneficial owner of 24.5% or more, in the aggregate, of our voting equity interests; or

•	certain mergers or other combinations where our equity voting interest in the surviving company represents less than a majority of the total voting equity interest of the surviving company occur.

Should a change of control occur, we may not have sufficient funds at that time to make the required repurchase of the notes and as a result may default on our payment obligations.

The United States federal income tax treatment of the exchange of the existing notes for new notes is uncertain

Although the matter is not entirely free from doubt, based upon the advice of our U.S. tax counsel, Milbank, Tweed, Hadley & McCloy LLP, we believe that the exchange of existing notes for new notes and cash, if any, will be a taxable event, requiring you to recognize gain or loss, if any, if you are a United States noteholder and that the new notes would be treated as issued with original issue discount that you would be required to include in gross income under a constant yield to maturity method, which is a method that requires you to treat as income interest with respect to each day for which you held the notes even if you sell the notes prior to an interest payment period. However, due to the absence of authority regarding the treatment of an exchange for new notes with these unusual terms, there is uncertainty regarding the consequences of the exchange. You should read the sections “Material United States Federal Income Tax Considerations” for a more complete discussion of material United States federal income tax consequences of the offers and the consent solicitations. You should consult your own tax advisor concerning the United States federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other tax jurisdiction.

QUESTIONS RELATING TO THE OFFERS AND THE CONSENT SOLICITATIONS PROCEDURES

Q.	How do I elect to receive the new notes options, the cash payment options or a combination of the new notes options and the cash payment options?

A.	With the delivery of this prospectus, you have received two letters of transmittal. One letter of transmittal relates to the exchange offers and the other relates to the cash tender offers.

If you would like to participate in the exchange offers only, and

•	if your existing notes are held by a custodial entity such as a bank, broker, dealer or trust company, then you must sign and complete the exchange offer letter of transmittal and deliver it to the custodial entity, or

•	if you are a DTC participant, then you must sign and complete the exchange offer letter of transmittal and deliver it to the exchange agent.

If you would like to participate in the cash tender offers only, and

•	if your existing notes are held by a custodial entity such as a bank, broker, dealer or trust company, then you must sign and complete the cash tender offer letter of transmittal only and deliver it to the custodial entity, or

•	if you are a DTC participant, then you must sign and complete the cash tender offer letter of transmittal and deliver it to the exchange agent.

If you would like to participate in both the exchange offer and cash tender offer you must complete both of the letters of transmittal and follow both of the procedures described above.

Q.	When will the offers and the consent solicitations expire?

A.	The offers and consent solicitations will expire 20 business days after the commencement of the offers at 11:59 p.m., New York City time, on , 2003, unless we extend the deadline at our sole discretion. However, only holders who validly tender their existing notes prior to 10 business days after the commencement of the offers by 11:59 p.m., New York City time, on , 2003, the early consent payment deadline, will receive the relevant early consent payment, unless we extend the early consent payment deadline.

Q.	How will I be notified if the offers or the consent solicitations are extended?

A.	If we extend the expiration date or early consent payment deadline, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date or early consent payment deadline.

Q.	How do I tender my existing notes?

A.	In order for you to validly tender your existing notes, The Bank of New York, the exchange agent for the offers and the consent solicitations, must receive from you, your broker or your nominee a properly completed and duly executed letter of transmittal or letters of transmittal, or a copy of those documents, with any required signature guarantee, and any other required documents, at the exchange agent’s address set forth on the back cover of this prospectus prior to 11:59 p.m., New York City time, on the expiration date. In addition, prior to 11:59 p.m., New York City time, on such expiration date, tendered existing notes must be transferred pursuant to the procedures for book-entry transfer described under “The Offers and the Consent Solicitations—How to Tender”, and the exchange agent must receive confirmation of such tender.

Q.	Will I have to pay any fees or commissions?

A.	If you are the record owner of your existing notes and you tender your existing notes in the offers, you should not have to pay brokerage fees or similar expenses. If you own your existing notes through a broker or other nominee and your broker tenders your existing notes on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q.	Until what time can I withdraw previously tendered existing notes and revoke the related consent, and what is the process?

A.	Since the tender of your existing notes is evidence of your consent to the proposed amendments, you may withdraw your previously tendered existing notes and revoke your consent at any time prior to the early consent payment deadline. If you tender your existing notes before the early consent payment deadline, you may not withdraw tendered existing notes after the early consent payment deadline. If you tender your existing notes after the early consent payment deadline, you may withdraw your tendered existing notes and the related consent at any time prior to the expiration date.

Q.	If I tender my existing notes, how will I be notified that you have accepted my existing notes?

A.	Upon the terms and subject to the conditions of the offers, we will accept all existing notes validly tendered prior to the expiration date and not properly withdrawn. We will announce our acceptance of the existing notes by issuing a press release.

Q.	What is required for the proposed amendments to become operative?

A.	In order for the proposed amendments to the existing indentures to be adopted, holders of at least a majority in aggregate principal amount of each of the 2006 notes and the 2009 notes, as applicable, must consent to them. Moreover, the offers are subject to the terms and conditions set forth under “The Offers and the Consent Solicitations—Conditions to the Offers”.

Q.	How do I consent in the consent solicitations?

A.	The proper tender of your existing notes will constitute the giving of your consent with respect to all of your existing notes tendered.

Q.	What are the most significant conditions to the offers and the consent solicitations?

A.	The offers and the consent solicitations are conditioned upon, among other things:

•	at least 95% of the aggregate principal amount of the existing notes being validly tendered and not properly withdrawn prior to 11:59 p.m., New York City time, on the expiration date;

•	either the listing of the new notes on a nationally recognized U.S. securities exchange or the receipt of authorization of the consummation of the exchange offers by each of the U.S. state securities regulators and the securities regulators of Puerto Rico, the District of Columbia and Guam;

•	holders of existing notes tendering at least $150 million aggregate principal amount of their existing notes in the cash tender offers; and

•	the effectiveness of the consents.

For a more detailed description of the conditions to the offers and the consent solicitations, see “The Offers and the Consent Solicitations—Conditions to the Offers and the Consent Solicitations.”

Q.	Who do I contact if I have questions about the offers or the consent solicitations?

A.	The information agent can help answer your questions. For further copies of this prospectus and other materials related to the offers and the consent solicitations, and for questions regarding the procedures to be followed for tendering your notes, please contact D.F. King, the information agent, at the address and telephone number listed on the back cover of this prospectus. For all other questions, please contact the dealer manager, Morgan Stanley, at the address and telephone number listed on the back cover of this prospectus.

Q.	When will the exchanges and any payments to be made under the offers and the consent solicitations take place?

A.	We will exchange the new notes for the existing notes and make cash payments in respect of the tendered existing notes and early consent payments three business days after the expiration date. We refer to this date as the “settlement date”.

EXCHANGE OFFER AND CASH TENDER OFFER SCENARIOS

For your convenience, we have provided three hypothetical scenarios below for each series of the existing notes that describe what would happen in the offers if you tender or exchange your existing notes. In each scenario we assume that 50% of the holders of existing notes who elect to participate in either the cash tender offers or the exchange offers tender their existing notes prior to the early consent payment deadline. Assuming these early tenders, if holders of existing notes tender an aggregate principal amount of their existing notes in excess of $156.626 million for the cash payment options, then the cash payment options will be prorated. These scenarios represent only possible outcomes of the offers based on the assumption specified below, and actual outcomes will differ, perhaps significantly, if the assumptions in the scenarios differ from the actual outcome of the offers.

If you are a holder of 2006 Notes:

Scenario 1—Exchange Offer Only:

You choose to tender $100,000 principal amount of your 2006 notes for the 2008 new notes option only:

Assumptions:	You tender prior to the early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.

	You will receive $100,000 principal amount of the new 2008 notes.	You will receive $97,000 principal amount of the new 2008 notes.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment option; therefore, there will be proration of the maximum cash payment.

	You will receive the same as above, regardless of whether there is proration of the maximum cash payment.	You will receive the same as above, regardless of whether there is proration of the maximum cash payment.

Scenario 2—Cash Tender Offer Only:

You choose to tender $100,000 principal amount of your 2006 notes for the 2006 cash payment option only:

Assumptions:	You tender prior to the early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.

	You will receive $43,000.	You will receive $40,000.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be proration of the maximum cash payment.

	You will receive $22,450 and $48,000 principal amount of the new 2008 notes.	You will receive $20,884 and $47,000 principal amount of the new 2008 notes.

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Scenario 3—Combination of Exchange Offer and Cash Tender Offer:

You choose to tender $100,000 principal amount of your 2006 notes as follows: $50,000 for the 2006 cash payment option and $50,000 for the 2008 new notes option:

Assumptions:	You tender prior to the early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.
	You will receive $21,500 and $50,000 principal amount of the new 2008 notes.	You will receive $20,000 and $48,500 principal amount of the new 2008 notes.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be proration of the maximum cash payment.
	You will receive $11,225 and $74,000 principal amount of the new 2008 notes.	You will receive $10,442 and $72,000 principal amount of the new 2008 notes.

If you are a holder of 2009 Notes:

Scenario 1—Exchange Offer Only:

You choose to tender $100,000 principal amount of your 2009 notes for the 2011 new notes option only:

Assumptions:	You tender prior to the early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.
	You will receive $100,000 principal amount of the new 2011 notes.	You will receive $97,000 principal amount of the new 2011 notes.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be proration of the maximum cash payment.
	You will receive the same as above, regardless of whether there is proration of the maximum cash payment.	You will receive the same as above, regardless of whether there is proration of the maximum cash payment.

Scenario 2—Cash Tender Offer Only:

You choose to tender $100,000 principal amount of your 2009 notes for the 2009 cash payment option only:

Assumptions:	You tender prior to the early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.
	You will receive $43,000.	You will receive $40,000.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be proration of the maximum cash payment.
	You will receive $22,450 and $48,000 principal amount of the new 2011 notes.	You will receive $20,884 and $47,000 principal amount of the new 2011 notes.

Scenario 3—Combination of Exchange Offer and Cash Tender Offer:

You choose to tender $100,000 principal amount of your 2009 notes as follows: $50,000 for the 2009 cash payment option and $50,000 for the 2011 new notes option:

Assumptions:	You tender prior to early consent payment deadline.	You tender after the early consent payment deadline.

$74 million aggregate principal amount of the holders of the 2006 notes and $82 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be no proration of the maximum cash payment.
	You will receive $21,500 and $50,000 principal amount of the new 2011 notes.	You will receive $20,000 and $48,500 principal amount of the new 2011 notes.

$150 million aggregate principal amount of the holders of the 2006 notes and $150 million aggregate principal amount of the holders of the 2009 notes elect to receive the cash payment options; therefore, there will be proration of the maximum cash payment.
	You will receive $11,225 and $74,000 principal amount of the new 2011 notes.	You will receive $10,442 and $72,000 principal amount of the new 2011 notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates forward-looking statements. These include statements with respect to Alestra’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning Alestra and the economy and telecommunications industry in Mexico.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in long distance, data and internet and local services;

•	our ability to service our debt and successfully consummate the offers described in this prospectus;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Other matters set forth in this prospectus may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

THE OFFERS AND THE CONSENT SOLICITATIONS

General

The exchange offers and cash tender offers expire 20 business days after the commencement of the offers at 11:59 p.m., New York City time, on             , 2003, unless extended by us, the expiration date, and the early consent payment deadline is 10 business days after the commencement of the offers at 11:59 p.m., New York City time, on             , 2003, unless extended by us.

The new notes will be issued, and the cash payments for the existing notes and the early consent payments will be made, on the settlement date (the third business day following the expiration date, or as soon as practicable thereafter).

All payments required to be made in connection with the offers shall be made free of any withholding taxes or deductions.

Existing notes may be tendered and will be accepted for exchange only in denominations of $1,000 principal amount and integral multiples thereof. The exchange agent will act as agent for the tendering holders of existing notes for the purposes of receiving any cash payments and/or new notes from us.

We may, at any time, purchase existing notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these offers. We also reserve the right to repay any existing notes not tendered.

We reserve the right to amend the offers in our sole discretion. If the offers are amended in a manner that we determine constitutes a material change, we will extend the offers for a period of at least five business days following notice of a material change to the offers and at least ten business days following notice of a change in the consideration offered for the existing notes, including any change in the early consent payments, or a change in the percentage of existing notes sought.

As of the date of this prospectus, $270.0 million aggregate principal amount of the 2006 notes and $300.0 million aggregate principal amount of 2009 notes are outstanding.

You should carefully review the information included under “Risk Factors”. You should understand that an investment in the new notes involves a high degree of risk, including the significant possibility of loss of your entire investment in the new notes. Also, if you do not participate in the offers and they are successful, you are likely to be affected adversely.

State Securities Laws

Offers and sales of securities are regulated by the securities regulators of each of the 50 states, Puerto Rico, the District of Columbia and Guam. In order for us to offer the new notes and consummate the offers in each of those jurisdictions, we must either have an authorization by the relevant state or territory securities regulator or an exemption from the requirements for the authorizations. We have filed applications for authorization of the offers with each of the relevant securities regulators. As of the date of this prospectus, we have obtained authorizations from forty-six states and the three territories. The applications are currently being reviewed by the remaining states. We cannot assure you that we will be able to obtain the authorization from all of the relevant securities regulators. If we are unable to obtain this authorization, the exchange offers will need to qualify for an exemption from the state and territory securities laws. The only exemption that we believe that the exchange offers could qualify for in order for all holders of existing notes to participate is that provided for securities which are listed on a nationally recognized U.S. securities exchange. We have filed an application to list the new notes on The New York Stock Exchange. However, in order to qualify for the listing, the new notes must be rated at least B- or an equivalent rating by a nationally recognized U.S. ratings agency. We are pursuing

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a rating on the new notes. However, we cannot assure you that we will be able to obtain a B- rating for the new notes. If the new notes are not listed on the New York Stock Exchange and we do not receive the authorizations from all of the state securities regulators and the securities regulators of Puerto Rico, the District of Columbia and Guam, we may not be permitted by state and territory securities laws to consummate the exchange offers in certain states and territories.

The Consent Solicitations

Concurrently with the offers, we are soliciting consents to the proposed amendments to the indentures governing the existing notes from holders of existing notes to whom we are making the offers. Holders of existing notes of each series may give their consent to the proposed amendments applicable to that series only by tendering their existing notes in the offers and will be deemed to have given their consent by so tendering.

Early Consent Payments

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal, to make, pursuant to the new notes options, an early consent payment of $30 of principal amount of the relevant series of new notes for each $1,000 principal amount of existing notes tendered in the exchange offers, and, pursuant to the cash payment options, an early consent payment in the amount of $30 for each $1,000 principal amount of existing notes tendered in the cash tender offers, with respect to which valid consents have been given at or prior to early consent payment deadline.

We will announce any extension of the early consent payment deadline by 9:00 a.m., New York City time, on the business day following the previously scheduled early consent payment deadline through a press release or such other means of announcement as we deem appropriate. Without limiting the manner in which we may choose to make such announcements, a press release given to the Dow Jones News Service, with a copy to the existing notes trustee, DTC, Euroclear and Clearstream, Luxembourg will, in all cases, be deemed sufficient means of announcement.

Maximum Cash Payment

If our obligation to make cash payments is limited by the maximum cash payment, your cash tender offer early consent payment will be pro-rated and you will receive a proportionate amount of new notes as part of that payment.

Required Consents

Consents must be received from holders of a majority in aggregate outstanding principal amount of each series of existing notes to amend the indenture governing that series of existing notes in the manner contemplated by the proposed amendments. It is a condition of the exchange offers and the cash tender offers, which we may choose to waive in our discretion, that as of the expiration date we receive valid and unrevoked tenders and consents representing at least 95% in aggregate outstanding principal amount of each series of the existing notes pursuant to the offers and either the listing of the new notes on a nationally recognized U.S. securities exchange or the receipt of authorization of the exchange offers by the relevant securities regulators of each of the 50 U.S. states and certain U.S. territories. If the required consents are received with respect to existing notes and the offers are consummated, we and the trustee will execute supplemental indentures to the indentures setting forth the proposed amendments in respect of each series, and the related indenture, as so supplemented, will become operative immediately after the expiration date of the offers. Each non-exchanging holder of that series of existing notes will be bound by the applicable supplemental indenture, even if the holder did not give its consent. Each of the indentures, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become operative. If the offers are terminated or withdrawn, the proposed amendments will not become operative. See “—The Proposed Amendments”.

Withdrawal of Consents

Consents may not be revoked, except by the valid withdrawal of a tender of existing notes in accordance with the instructions for withdrawal. See “—Withdrawal Rights”. A valid withdrawal of a tender of existing notes shall also be deemed to be a concurrent revocation of the related consent.

Conditions to the Offers

Notwithstanding any other provisions of the offers, or any extension of the offers, we will not be required to make any cash payments or issue new notes pursuant to the offers, and we may terminate any of the offers or, at our option, modify, extend or otherwise amend any of the offers at any time prior to or concurrently with the expiration date if any of the following conditions have not been satisfied or waived:

(1)  we shall have received valid and unrevoked tenders representing at least 95% in aggregate outstanding principal amount of the existing notes pursuant to the offers;

(2) either each series of the new notes is listed on a nationally recognized U.S. securities exchange or the consummation of the exchange offers is authorized by the state securities regulators of each of the 50 states, Puerto Rico, the District of Columbia and Guam;

(3)  due consents, authorization and approvals from all governmental and regulatory authorities shall have been received in respect of the offers, the issuance of the new notes, and the making of the cash payments, and such consents, authorizations and approvals shall remain in full force and effect, without the imposition of any condition that, in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the offers or the exchange of cash and/or new notes for existing notes under the offers;

(4)  no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the offers, the exchange of cash and/or new notes for existing notes under the offers, by or before any court or governmental regulatory or administrative agency, authority or tribunal, that either:

(a)  challenges the making of the offers, the exchange of cash and/or new notes for existing notes under the offers, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of or might otherwise adversely affect in any material manner, the offers, or the exchange of cash and/or new notes for existing notes under the offers; or

(b)  in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects and that of our subsidiaries, taken as a whole, or materially impair the contemplated benefits to us of the offers or the exchange of cash and/or new notes for existing notes under the offers;

(5)  there shall not have occurred (a) any general suspension of or limitation on trading in securities in Mexico, the United States or other financial markets, including the over-the-counter market (whether or not mandatory), (b) any material adverse change in our business, financial conditions, results of operations or prospects or in the price of the existing notes, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium in Mexico, the United States or other major financial markets (whether or not mandatory), (e) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to Mexico or the United States, (f) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions, (g) any material adverse change in political or economic conditions in Mexico or in securities or financial markets in Mexico, the United States or other international securities or financial markets generally, (h) a material change in the Mexican or U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor or (i) in the case of any of the foregoing existing at the time of the commencement of the exchange offers and the cash tender offers, a material acceleration or worsening thereof;

(6)  the trustees with respect to the existing notes shall not have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of, the offers, the exchange of cash and/or new notes for existing notes under the offers, nor shall the trustees have taken any action that challenges the validity or effectiveness of the procedures used by us in making the offers or the exchange of the existing notes under the offers;

(7)  the Comisión Nacional Bancaria y de Valores of Mexico (National Banking and Securities Commission) shall have approved the registration of the new notes in the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities);

(8) Alestra shall have received a capital contribution of at least $80 million from its shareholders;

(9) holders of existing notes tender at least $150 million aggregate principal amount of their existing notes in the cash tender offers; and

(10) with regard to the exchange offer and cash tender offer for the 2006 notes, all of the conditions precedent listed above have been satisfied as to the exchange offer and cash tender offer for the 2009 notes; and with regard to the exchange offer and cash tender offer for the 2009 notes, all of the conditions precedent listed above have been satisfied as to the exchange offer and cash tender offer for the 2006 notes.

The foregoing conditions are for our sole benefit and may be waived by us in whole or in part, and with respect to any or all of the existing notes, in our reasonable discretion. Any determination made by us concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

Expiration Date; Extensions; Amendments; Termination

The expiration date for the offers will be 20 business days after the commencement of the offers at 11:59 p.m., New York City time, on                             , 2003, subject to our right to extend the expiration date in our sole discretion.

With respect to the existing notes, we may, at any time before or concurrently with the expiration date for the offers:

(1)  terminate the offers, if the conditions to the offers have not been satisfied on the expiration date;

(2)  modify, extend or otherwise amend any of the offers and retain all tendered existing notes until the expiration date, as extended, of the offers, subject, however, to the withdrawal rights of holders (see  “—Withdrawal Rights”); or

(3)  waive the unsatisfied conditions with respect to the offers and accept all existing notes tendered and not previously withdrawn.

We reserve the right to terminate or amend the offers at any time prior to the expiration date.

We will give oral (promptly confirmed in writing) or written notice of such delay, termination, extension or amendment to the exchange agent and the existing noteholders. If the offers are amended in a manner that we determine constitutes a material change, we will extend the offers for a period of at least five business days following notice of a material change to the offers and at least ten business days following notice of a change in the consideration offered for the existing notes or a change in the percentage of existing notes sought. Any change in the consideration offered to holders of existing notes, including any change in the early consent payments, pursuant to the offers will be paid to all holders whose existing notes have previously been tendered and not withdrawn pursuant to the offers. There can be no assurance that we will exercise our right to extend, terminate or amend the offers.

We will announce any extension, amendment or termination of the offers by 9:00 a.m., New York City time, on the business day following such action through a press release or such other means of announcement as we deem appropriate. Without limiting the manner in which we may choose to make such announcements, a press release given to the Dow Jones News Service, with a copy to the existing notes trustee, DTC, Euroclear and Clearstream, Luxembourg will, in all cases, be deemed sufficient means of announcement.

Effect of tender

Any tender by an existing noteholder (and our subsequent acceptance of such tender) of any existing notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the offers described herein and in the relevant letter of transmittal or letters of transmittal. The acceptance of the offers by a tendering holder of existing notes will constitute the agreement by that holder to deliver good and marketable title to the tendered existing notes, free and clear of any and all liens, restrictions, charges, adverse claims, pledges, security interests, encumbrances or rights of any kind of third parties. We reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular existing notes, whether or not waived in the case of other existing notes.

Letters of Transmittal; Representations, Warranties and Covenants of Holders of Existing Notes

If you are participating in the exchange offers only, then you must sign and deliver the exchange offer letter of transmittal only. If you are participating in the cash tender offers only, then you must sign and deliver the cash tender offer letter of transmittal only. If you are participating in the exchange offers and the cash tender offers, then you must sign and deliver both the exchange offer letter of transmittal and the cash tender offer letter of transmittal. Upon the submission of the relevant letter of transmittal or letters of transmittal, or agreement to the terms of the relevant letter of transmittal or letters of transmittal, a holder of existing notes, or the beneficial owner of such existing notes on behalf of which the holder has tendered, will be deemed, among other things, to:

(1)  irrevocably sell, assign and transfer to or upon our order or the order of our nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder’s status as a holder of, all existing notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the existing notes arising under, from or in connection with such existing notes;

(2)  waive any and all rights with respect to the existing notes tendered thereby (including, without limitation, any existing, past or continuing defaults and their consequences in respect of such existing notes); and

(3)  release and discharge us and the trustee from any and all claims such holder may have, now or in the future, arising out of or related to the existing notes tendered thereby, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the existing notes tendered thereby (other than as expressly provided in this prospectus and the letters of transmittal) or to participate in any redemption or defeasance of the existing notes tendered thereby.

In addition, such holder of existing notes, or the beneficial owner of such existing notes on behalf of which the holder has tendered, will be deemed to acknowledge, represent, warrant and agree that:

(1)  it has received this prospectus;

(2)  it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the existing notes tendered thereby and it has full power and authority to execute the relevant letter of transmittal or letters of transmittal and make the representations, warranties and agreements made thereby, and has full power and authority to cash tender, sell, assign and transfer the existing notes tendered thereby;

(3)  the existing notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that we will acquire good, indefeasible and unencumbered title to such existing notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(4)  it will not sell, pledge, hypothecate or otherwise encumber or transfer any existing notes tendered thereby from the date of the relevant letter of transmittal or letters of transmittal and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)  in evaluating the offers and the consent solicitations and in making its decision whether to participate therein by submitting the relevant letter of transmittal or letters of transmittal and tendering its existing notes, such holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such holder by us, the information agent, the exchange agent or the dealer manager other than those contained in this prospectus (as supplemented to the expiration date);

(6)  the execution and delivery of the relevant letter of transmittal or letters of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in this prospectus;

(7)  the submission of the relevant letter of transmittal or letters of transmittal to the exchange agent shall, subject to the terms and conditions of the exchange offers and the cash tender offers generally, constitute the irrevocable appointment of the exchange agent as its attorney and agent, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary in the opinion of such attorney and agent in relation to the existing notes tendered thereby in favor of us or such other person or persons as we may direct and to deliver such form(s) of transfer and other document(s) in the attorney’s and agent’s opinion and other document(s) of title relating to such existing notes’ registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the offers, as applicable, and to vest in us or our nominees such existing notes;

(8)  the terms and conditions of the offers, as applicable, shall be deemed to be incorporated in, and form a part of, the exchange offer letter of transmittal or cash tender offer letter of transmittal, as applicable, which shall be read and construed accordingly; and

(9)  we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its participation in the offers or its acquisition of the new notes are no longer accurate, it will promptly notify us.

The representations and warranties and agreements of a holder tendering existing notes shall be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any existing notes shall mean any holder that exercises sole investment discretion with respect to such existing notes.

Acceptance of the Existing Notes for Exchange; Delivery of our New Notes

Upon satisfaction or waiver of all of the conditions to the offers, all existing notes properly tendered and not withdrawn will be accepted and the applicable cash payments will be made and/or new notes will be issued on the settlement date. For purposes of the offers, existing notes shall be deemed to have been accepted as validly tendered for exchange if and when we have given written notice to the exchange agent.

In all cases, payments of cash and/or issuance of new notes for existing notes that are accepted pursuant to the offers will be made only after timely receipt by the exchange agent of:

•	an agent’s message and a timely book-entry confirmation of a book-entry transfer of the existing notes to the exchange agent’s account at the book-entry transfer facility; and

•	all other required documents.

If any tendered existing notes are not accepted for any reason, the unaccepted or nonexchanged existing notes will be credited to an account maintained with the book-entry transfer facility on behalf of the holder promptly after the expiration or termination of the offers.

Maximum Cash Payment

The maximum aggregate amount we will pay under the cash payment options is $65 million, which we refer to as the “maximum cash payment”. If the holders of the existing notes tender in the cash tender offers:

•	prior to the early consent payment deadline, an aggregate principal amount of existing notes greater than $151.2 million, or

•	after the early consent payment deadline, an aggregate principal amount of existing notes greater than $162.5 million,

then in each case the maximum cash payment will be divided on a pro-rata basis among the holders of existing notes choosing the cash payment options, including the cash tender offer early consent payment, and the remaining principal amount of the existing notes so tendered and the pro-rated cash tender offer early consent payment will be exchanged for the relevant new notes option.

If all of the holders of our existing notes participate in the offers and elect to receive the cash payment options and tender their existing notes prior to the early consent payment deadline, then for each $100,000 principal amount of existing notes that you tender for either of the cash payment options, you will receive $11,404 in cash and $74,000 principal amount of new notes .

Fractional Notes

Notes will only be issued in denominations of $1,000 and multiples of $1,000.

•	If you tender a principal amount of the existing notes in the exchange offers that would result in your receiving a fractional interest in the relevant series of the new notes, then the principal amount of the new notes that you will receive will be rounded up to the nearest $1,000.

•	If the cash tender offers are subject to proration as a result of the maximum cash payment, and proration would result in your being entitled to receive a fractional interest in the relevant series of new notes, the principal amount of new notes you will receive will be rounded up to the nearest $1,000.

How to Tender

Existing notes tendered in the offers must be in denominations of $1,000 principal amount and any integral multiple of $1,000.

When you tender your existing notes, and we accept the existing notes, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in this prospectus and the relevant letter of transmittal or letters of transmittal.

As of the date of this prospectus, all of the existing notes are held of record by the nominee of DTC. In turn, the existing notes are recorded on DTC’s books in the names of DTC participants (each a “DTC participant”), who hold the existing notes for beneficial owners. Euroclear and Clearstream, Luxembourg are DTC participants

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and, if your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures for the offers established by Euroclear or Clearstream, Luxembourg, as applicable (as described above).

If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your existing notes in the offers, you must complete a form called “Instructions to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your notes of your intention to tender your existing notes and complete a letter of transmittal or letters of transmittal on your behalf or not tender your existing notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent, and we will not be able to accept your tender of existing notes until the exchange agent receives a letter of transmittal or letters of transmittal, and a book-entry confirmation from DTC, for your existing notes. A copy of the “Instructions to Registered Holder and/or Book-Entry Participant” form is available from the exchange agent.

If your existing notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, for the offers. Euroclear and Clearstream, Luxembourg intend to collect from their direct participants (a) instructions to (1) tender existing notes held by them on behalf of their direct participants in the offers, (2) “block” any transfer of existing notes so tendered until the completion of the offers and (3) debit their account on the settlement date in respect of all existing notes accepted by us and (b) irrevocable authorizations to disclose the name of the direct participants and information about the foregoing instructions. Upon the receipt of these instructions, Euroclear and Clearstream, Luxembourg will advise, indirectly, the exchange agent of the amount of existing notes being tendered, whether the existing notes are being tendered in the exchange offer or the tender offer, and other required information. Euroclear and Clearstream, Luxembourg may impose additional deadlines in order to process properly these instructions. As a part of tendering through Euroclear or Clearstream, Luxembourg, you are required to become aware of any such additional deadlines.

The exchange agent and DTC have confirmed that the offers are eligible for the Automated Tender Offer Program. Accordingly, a DTC participant may only tender existing notes by electronically transmitting its acceptance of the offers through the ATOP Procedures. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC, and send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant tendering existing notes that are the subject of such confirmation of book-entry transfer and that such participant has received and agrees to be bound by the terms of the relevant letter of transmittal or letters of transmittal and that we may enforce the terms of the relevant letter of transmittal or letters of transmittal against such participant.

The exchange agent will make a request to establish an account with respect to the existing notes at the book-entry transfer facility’s ATOP system for purposes of the offers within two business days after the date of this prospectus. In order for a book-entry transfer to constitute a valid tender of your existing notes in the offers, the exchange agent must receive a confirmation of book-entry transfer of your existing notes into the exchange agent’s account at DTC prior to the expiration date. When you tender your existing notes by book-entry delivery, you are still bound by the terms of the relevant letter of transmittal or letters of transmittal.

Do not send any documents relating to the offers to us.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of existing notes tendered to us in our sole discretion prior to the expiration date. Our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of existing notes improperly tendered or to not accept any existing notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the offers as to any existing notes, including the right to waive the ineligibility of any holder who seeks to tender existing notes in the offers. Our interpretation of the terms and conditions of the offers as to any particular existing notes, including the terms and conditions of the letters of transmittal and the accompanying instructions, will be final and binding. Unless waived, any defects or irregularities in connection with tenders of existing notes must be cured within a reasonable period of time, as we determine. None of us, the information agent, exchange agent, the dealer manager nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of existing notes to us, nor will we have any liability for failure to give this notification.

Guaranteed Delivery Procedures

If you are a registered holder of existing notes and you want to tender your existing notes but your existing notes are not immediately available, or time will not permit your existing notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution meeting the requirements of the exchange agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or any other “signature guarantee program” as may be determined by the exchange agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended;

•	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter or letters of transmittal and notice of guaranteed delivery, in the form provided by us, stating:

•	the name and address of the holder of existing notes;

•	the amount of existing notes tendered; and

•	the tender is being made by delivering that notice or notices and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered existing notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of existing notes in the offers may be withdrawn at any time prior to the early consent payment deadline. If you tendered your existing notes prior to the early consent payment deadline, for a withdrawal of a tender to be effective, a written notice of the withdrawal must be received by the exchange agent at the address set forth on the back cover of this prospectus prior to the early consent payment deadline. After the early consent payment deadline, if we amend the terms of the offers during the period between the early consent payment deadline and the expiration date, you will not be entitled to withdraw your existing notes which were tendered prior to the early consent payment deadline. However, in our sole discretion, we may grant the holders of existing notes who tender their existing notes prior to the early consent payment deadline the ability to withdraw their existing notes after the early consent payment deadline if we amend the terms of the offers after the early consent payment deadline, but we are not obligated to do so. If you tendered your existing notes after the early consent payment deadline, for a withdrawal of a tender to be effective, a written notice of the withdrawal must be received by the exchange agent at the address set forth on the back cover of this prospectus prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the participant in DTC that tendered the existing notes to be withdrawn;

•	identify the existing notes to be withdrawn, including the principal amount of existing notes;

•	specify the number of the account at DTC from which the existing notes were tendered and specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of DTC; and

•	contain a statement that the existing noteholder is withdrawing its election to have the existing notes exchanged or tendered.

We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any existing notes so withdrawn will be deemed not to have been validly tendered for purposes of the offers. Any existing notes that have been tendered but are withdrawn will be credited to an account maintained on behalf of the tendering holder with DTC for the existing notes as soon as practicable after withdrawal. Properly withdrawn existing notes may be retendered by following the procedures described under “—How to tender” above at any time prior to the expiration date.

Information Agent

D.F. King has been appointed the information agent for the offers. Questions concerning tender procedures and requests for additional copies of this prospectus or the letters of transmittal should be directed to D.F. King at the address and numbers set forth on the back cover of this prospectus. Holders of existing notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the offers. In certain circumstances, D.F. King will make available electronic copies of this prospectus and the letters of transmittal.

Exchange Agent

The Bank of New York has been appointed the exchange agent for the offers. All correspondence in connection with the offers should be sent or delivered by each holder of existing notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to The Bank of New York at the address and facsimile number set forth on the back cover page of this prospectus. We will pay The Bank of New York the customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the offers and the consent solicitations.

Dealer Manager and Solicitation Agent

We have retained Morgan Stanley to act as dealer manager and solicitation agent in connection with the offers and the consent solicitations. We will pay a fee to the dealer manager and solicitation agent for soliciting acceptances of the offers and the consent solicitations. Such fee includes a portion which is based on the aggregate principal amount of the existing notes exchanged in the exchange offers or tendered in the cash tender offers and will be payable on the date the new notes are issued and a portion which is a fixed amount that is payable monthly. We will also reimburse the dealer manager for reasonable out-of-pocket expenses. The obligations of the dealer manager to perform its functions are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including certain liabilities under U.S. federal securities laws. Questions regarding the terms of the offers may be directed to the dealer manager at the address or telephone number set forth on the back cover page of this prospectus.

From time to time, the dealer manager has provided us and our shareholders with investment banking and other services for customary compensation.

Processing Fee

We will pay a processing fee to certain banks and financial institutions for processing tenders of the existing notes. The processing fee for existing notes accepted by us will be paid to the bank or financial institution, which we refer to as a “processor”, if any, designated by the beneficial owner of the existing notes and will be equal to 0.25% of the principal amount of existing notes accepted by us. The processing fee that a processor will receive will be limited to $1,250 per noteholder per series for which a processor processes notes.

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Beneficial owners will be able to nominate processors in the accompanying letters of transmittal. A bank or financial institution that is a direct participant in Euroclear or Clearstream, Luxembourg and executes a letter of transmittal in respect of existing notes of which it is the beneficial owner is permitted to designate itself to receive the processing fee. No processing fee will be paid in respect of any existing notes for which no processor is designated.

We will cause the processing fee to be delivered to DTC, which will be required to undertake to distribute the processing fee within a reasonable time after the settlement date to the appropriate persons. Neither we nor the dealer manager and solicitation agent nor the exchange agent will be responsible for making such distribution or for ensuring that DTC makes such distribution. If information is incomplete or we are unable to verify the processor’s eligibility, then no processing fee shall be paid. No person in the United States may receive the processing fee unless such person is a member of the National Association of Securities Dealers, Inc. or a bank legally authorized to receive such fees. No person in Mexico may receive the processing fee unless such person is duly authorized by the Secretaría de Hacienda y Crédito Público (Ministry of Finance) to participate in these transactions.

Other Fees and Expenses; Method of Solicitation

We will bear the expenses of soliciting tenders of the existing notes. The principal solicitation is being made by mail; additional solicitations may, however, be made by telegraph, facsimile transmission, telephone, email or in person by the dealer manager and the exchange agent, as well as by our officers and other employees and those of our affiliates.

Listing of the New Notes

We intend to apply to list the new notes on the Luxembourg Stock Exchange, and we have applied to list the new notes on The New York Stock Exchange. As of the date of this prospectus, our application with the Luxembourg Stock Exchange has not been filed. While it is a condition to the consummation of the offers that the new notes be approved to be listed on The New York Stock Exchange unless we obtain authorization of the exchange offers from the relevant securities regulators of the U.S. states and certain U.S. territories, it is not a condition to the consummation of the offers that the application be approved or that the new notes will be listed on the Luxembourg Stock Exchange.

Mexican Regulatory Approval of the New Notes

We have filed an application for the registration of the new notes with the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) of Mexico. This registration does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

THE PROPOSED AMENDMENTS

General

We are seeking your consent to the amendments to the indentures governing the existing notes described below in order to encourage the holders of existing notes to participate in the offers. The proposed amendments will eliminate substantially all of the covenants contained in those indentures, eliminate some of the events of default and increase the percentage of the principal amount required to accelerate the existing notes.

The tender of your 2006 notes and 2009 notes in accordance with the procedures set forth in “The Offers and the Solicitations” will constitute your consent to the proposed amendments to the indentures governing the 2006 notes and 2009 notes, respectively. You may not deliver your consent without tendering your 2006 notes or 2009 notes.

The proposed amendments are a single proposal. If you tender your 2006 notes or 2009 notes you will be deemed to have consented to the proposed amendments as an entirety with respect to the notes you tender. You may not consent selectively to only some of the proposed amendments.

To the extent the proposed amendments to the indentures governing the 2006 notes and 2009 notes are adopted, the company expects that it and the trustee will execute supplemental indentures, giving effect to the proposed amendments on or shortly after the expiration date. The proposed amendments will become effective only upon the consummation of the offers and the effectiveness of the supplemental indentures governing the 2006 notes and 2009 notes.

Set forth below is a brief description of the proposed amendments to be made to the indentures governing the 2006 notes and the 2009 notes. This description is qualified by reference to the full provisions of those indentures, copies of which the information agent can provide to you.

The Amendments

Amendment to “Corporate Existence” covenant

Under Section 10.04 of the indenture governing the 2006 notes and under Section 10.04 of the indenture governing the 2009 notes, we agreed to do all things necessary to preserve our and our restricted subsidiaries’ corporate existence, rights and franchises. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to do all things necessary to preserve our and our restricted subsidiaries’ corporate existence, rights and franchises. If our corporate existence or franchises are terminated, it would adversely impact our ability to conduct our business, which would adversely impact our ability to satisfy our obligations to holders of existing notes.

Amendment to “Payment of Taxes and Other Claims” covenant

Section 10.05 of the indenture governing the 2006 notes and Section 10.05 of the indenture governing the 2009 notes require us, absent special circumstances, to pay all material taxes, assessments and government charges prior to delinquency. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to pay all material taxes, assessments and government charges. As a result, we could incur significant unpaid obligations to governmental authorities which may be statutorily senior to our obligations to you, which could adversely impact our ability to repay the existing notes.

Amendment to “Maintenance of Properties” covenant

Section 10.06 of the indenture governing the 2006 notes and Section 10.06 of the indenture governing the 2009 notes require, among other things, that we maintain all properties used in the conduct of our and our restricted subsidiaries’ businesses. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, among other things, we will no longer be required under the indentures for the existing notes to maintain all properties used in the conduct of our and our restricted subsidiaries’ businesses. Inadequately maintained properties could lead to increased network problems and to a reduction in our revenues, which could adversely impact our ability to repay your existing notes.

Amendment to “Insurance” covenant

Section 10.07 of the indenture governing the 2006 notes and Section 10.07 of the indenture governing the 2009 notes require, among other things, that we and our restricted subsidiaries maintain appropriate insurance on property used in the conduct of those businesses. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to maintain appropriate insurance on property used in the context of our businesses. Our properties could be subject to damage or destruction, and the cost of repair or replacement could deplete funds which would otherwise be available to repay your existing notes.

Amendment to “Books and Records” covenant

Section 10.08 of the indenture governing the 2006 notes and Section 10.08 of the indenture governing the 2009 notes require that we keep proper books of record and accounts in compliance with Mexican GAAP. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to keep proper books of record and accounts. Inadvertent mistakes or omissions of accounting may occur and could adversely impact our ability to repay your existing notes.

Amendment to “Change of Control” covenant

Section 10.10 of the indenture governing the 2006 notes and Section 10.10 of the indenture governing the 2009 notes require us to offer to purchase all of the outstanding 2006 notes and 2009 notes, respectively, at a purchase price equal to 101% of their principal plus accrued interest within 90 days following the occurrence of a change of control. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to purchase your existing notes following the occurrence of a change of control. As a result, we could engage in a merger or other combination which could increase our credit risk and adversely impact our ability to repay your existing notes without having to conduct an offer to purchase your notes.

Amendment to “Limitation on Indebtedness” covenant

Section 10.11 of the indenture governing the 2006 notes and Section 10.11 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from incurring additional indebtedness except in certain circumstances. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will be permitted to incur substantial indebtedness. As a result, we would be able to incur additional obligations which could increase our debt service obligations and adversely impact our ability to repay your existing notes.

Amendment to “Statement by Officers as to Default” covenant

Section 10.12 of the indenture governing the 2006 notes and Section 10.12 of the indenture governing the 2009 notes require us to deliver to the trustee within 120 days a certificate certifying that no default under the relevant indenture has occurred. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we will no longer be required under the indentures for the existing notes to deliver to the trustee within 120 days a certificate certifying that no default under the relevant indenture has occurred. As a result, you may be delayed in learning of an event of default which could prejudice your ability to enforce your rights under the indentures for the existing notes.

Amendment to “Limitation on Restricted Payments” covenant

Under Section 10.13 of the indenture governing the 2006 notes and under Section 10.13 of the indenture governing the 2009 notes, we agreed that we and our restricted subsidiaries would not be permitted to, among other things, declare or pay any dividend or make any distribution with respect to our or their capital stock, or make certain investments, except under certain limited circumstances. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to declare and pay dividends, make contributions with respect to our capital stock and make certain investments. As a result, we could distribute or invest funds which otherwise would be used to repay your existing notes which could adversely impact our ability to repay your existing notes.

Amendment to “Limitations on Transactions with Affiliates” covenant

Section 10.14 of the indenture governing the 2006 notes and Section 10.14 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries from engaging in transactions with affiliates unless certain conditions are met. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to engage in transactions with our affiliates. These transactions may be less favorable to us than transactions with third parties and could result in the depletion of resources that would otherwise be available to make payments to you.

Amendment to “Limitation on Sales of Assets and Subsidiary Stock” covenant

Section 10.15 of the indenture governing the 2006 notes and Section 10.15 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from selling assets and subsidiary stock unless certain conditions are met, and restrict the use of the proceeds from such sale. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to sell assets and subsidiary stock and would not be restricted as to the use of proceeds from those sales. As a result, we would be able to sell important assets and holdings in subsidiaries and use the proceeds in a way which would not benefit holders of existing notes, which could reduce our revenues and could adversely impact our ability to repay your existing notes.

Amendment to “Limitations on Liens” covenant

Section 10.16 of the indenture governing the 2006 notes and Section 10.16 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries, subject to certain exceptions, from granting liens upon any of our or their property or assets. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be able to grant liens on any of our or their property or assets. As a result, we would be able to incur obligations which may be senior to our obligations to you and which could adversely impact our ability to repay your existing notes in the event of a bankruptcy.

Amendment to “Limitations on Lines of Business” covenant

Section 10.17 of the indenture governing the 2006 notes and Section 10.17 of the indenture governing the 2009 notes prohibit us and our restricted subsidiaries from engaging in any business other than the telecommunications business. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to engage in businesses other than the telecommunications business. As a result, we could engage in new businesses in which we have no expertise, which could increase our credit risk and deplete resources which would otherwise be available to repay your existing notes.

Amendment to “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant

Section 10.18 of the indenture governing the 2006 notes and Section 10.18 of the indenture governing the 2009 notes prohibit our restricted subsidiaries from guaranteeing any of our indebtedness unless certain conditions are satisfied. Under the amendments, these covenants will be deleted in its entirety. If these covenants are deleted, our restricted subsidiaries will be permitted to guarantee any of our indebtedness. This could result in our subsidiaries guaranteeing indebtedness that would be structurally senior to our obligation to repay the existing notes. Therefore, in the event of a bankruptcy, any holder of indebtedness which is guaranteed by a subsidiary would be able to proceed directly against the assets of the subsidiary before any holder of existing notes.

Amendment to “Limitation on the Sales or Issuance of Capital Stock of Restricted Subsidiaries” covenant

Section 10.19 of the indenture governing the 2006 notes and Section 10.19 of the indenture governing the 2009 notes prohibit our restricted subsidiaries from issuing or selling any of their capital stock unless certain conditions are satisfied. Under the amendments, these covenants will be deleted in its entirety. If these covenants are deleted, our restricted subsidiaries will be permitted to issue and sell their capital stock. As a result, dividend payments from our restricted subsidiaries could be diluted, which could negatively affect our financial position and adversely impact our ability to repay your existing notes.

Amendment to “Limitation on Restrictions on Distributions from Restricted Subsidiaries” covenant

Section 10.20 of the indenture governing the 2006 notes and Section 10.20 of the indenture governing the 2009 notes restrict us and our restricted subsidiaries from, among other things, restricting the ability of our restricted subsidiaries to pay dividends or obligations owing to us or a restricted subsidiary, make loans to us or a restricted subsidiary, transfer property to us or a restricted subsidiary. Under the amendments, these covenants will be deleted in their entirety. If these covenants are deleted, we and our restricted subsidiaries will be permitted to restrict our restricted subsidiaries from paying dividends or obligations owing to us or a restricted subsidiary, from making loans to us or a restricted subsidiary and from transferring property to us or a restricted subsidiary. As a result, we may place restrictions on our restricted subsidiaries which would reduce our ability to receive revenues and other payments from them, which could negatively affect our financial position and adversely impact our ability to repay your existing notes.

Amendment to “Events of Default” provisions

Section 5.01 of the indenture governing the 2006 notes and Section 5.01 of the indenture governing the 2009 notes provide that an event of default is triggered if, among other things, (A) we fail to comply with any of the covenants and provisions described above, (B) we or any of our significant subsidiaries default under our or such significant subsidiary’s debt obligations in excess of $10.0 million, (C) we or any of our significant subsidiaries have final judgments rendered against us or them in an aggregate amount in excess of $10.0 million or (D) our long distance telecommunications concession shall be terminated. Under the amendments, these events of default will be deleted in their entirety. If these events of default are deleted, the holders of existing notes and the Trustee will no longer have the ability to require acceleration of the maturity of the notes if any of such events occur. As a result, your ability to enforce certain provisions of the indenture, as currently in effect, may be delayed or impaired, which could prejudice your interests and adversely impact the likelihood that we will be able to satisfy our obligations under the existing notes.

Amendments to Acceleration of Maturity provisions

Section 5.02 of the indenture governing the 2006 notes and Section 5.02 of the indenture governing the 2009 notes provide that upon the occurrence of certain events of default, the trustee or the holders of at least 25% in principal amount of the outstanding existing notes may, by written notice, and that the trustee upon the request of the holders of not less than 25% in principal amount of the outstanding existing notes shall, declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. Under the amendments, these acceleration rights would be amended to allow only holders of at least 51% in principal amount of the outstanding existing notes to declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. If these provisions are amended, the trustee and the holders of existing notes will find it more difficult to declare the default amount of the outstanding principal amount of the existing notes to be immediately due and payable. As a result, your ability to enforce the provisions of the indentures for the existing notes may be delayed or impaired which could prejudice your interests and adversely impact the likelihood that we will be able to satisfy our obligations under the existing notes.

Amendment to Merger Restrictions

Section 8.01 of the indenture governing the 2006 notes and Section 8.01 of the indenture governing the 2009 notes prohibit us from consolidating or merging or transferring all or substantially all of our assets unless certain conditions are met. Under the amendments, the restrictions set forth in clauses (a), (c), (d) and (e) will be deleted in their entirety. If these provisions are amended, we would be able to consolidate, merge or transfer all or substantially all of our assets. As a result, we could consolidate or merge with another corporation, which could increase our credit risk which could adversely impact our ability to repay our existing notes.

Amendment to Form of Note

Under the amendments, definitions or certain terms will be deleted and conforming modifications will be made to various sections in the indentures that relate to the deletion of the provisions described above.

Remaining Covenants and Events of Default

If the indentures governing the existing notes are amended, certain default provisions, covenants, and other protections will remain in effect. The material remaining covenant and event of default provisions of each of the indentures are:

•	Section 5.02, as amended, providing the holders of existing notes the right to accelerate the notes;

•	Section 5.08 providing the holders of existing notes the unconditional right to receive principal, premium, and interest;

•	Section 10.01 providing the holder of existing notes with the right for punctual payment of principal, premium, if any, and interest on the existing notes;

•
Section 10.02 obligating us to maintain an office or agency where the existing notes may be presented or surrendered for payment or registration of transfer or exchange and where notices and demands to or upon the company may be served; and

•	Section 10.09 providing the existing holders a right that any payments made under the existing notes will be free and clear of taxes or other governmental withholding or deduction.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
	High	Low	Average(1)	Period End
Year
1994(2)	Ps. 5.75	Ps. 3.11	Ps. 3.48	Ps. 5.00
1995	8.05	5.27	6.53	7.74
1996	8.05	7.33	7.64	7.90
1997	8.41	7.72	7.97	8.07
1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43

Month
August 2002	Ps. 9.96	Ps. 9.74	Ps. 9.84	Ps. 9.92
September 2002	10.35	9.96	10.07	10.21
October 2002	10.22	9.95	10.09	10.15
November 2002	10.34	10.09	10.19	10.15
December 2002	10.43	10.10	10.23	10.43
January 2002	10.98	10.32	10.62	10.90

(1)	Average of month-end rates.
(2)	Beginning on December 22, 1994, the Mexican government eliminated the foreign exchange band and the Banco de México discontinued open market transactions to stabilize the Peso.

On February 10, 2003, the Noon Buying Rate as provided by The Federal Reserve Bank of New York was Ps. 10.99 per 1.00 U.S. dollar.

From late 1982 until November 11, 1991, Mexico maintained a dual foreign exchange rate system, consisting of a “controlled” exchange rate and a “free” exchange rate. The controlled rate applied to specified transactions, and the free exchange rate applied to all other transactions. Mexico repealed its exchange control rules effective November 11, 1991, and now has a free market for foreign exchange, although we cannot assure you that a restrictive exchange control policy will not be imposed in the future.

Prior to December 22, 1994, the Banco de México kept the Peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. During this period, the Banco de México generally intervened to reduce day-to-day fluctuations in the exchange rate. From November 11, 1991 through October 20, 1992, the upper limit of the prescribed range, expressed in terms of Pesos per U.S. dollar, rose by Ps. 0.0002 per day, equivalent to a maximum devaluation of the Peso with respect to the U.S. dollar of approximately 2.4% per year and the lower limit was Ps. 3.0562 per U.S. dollar. From October 20, 1992 until December 20, 1994, the upper limit of the prescribed band increased by Ps. 0.0004 per day, equivalent to a maximum devaluation of the Peso of approximately 4.8% per year. On December 20, 1994, the Mexican government increased the ceiling of the trading band by Ps. 0.53, equivalent to an effective devaluation of 15.3%.

On December 22, 1994, the Mexican government announced its decision to suspend intervention by the Banco de México and to allow the Peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of the Banco de México’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty.

The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S.

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dollar-denominated trade and financial obligations including the existing notes and the new notes and to make additional capital expenditures. In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours.

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

USE OF PROCEEDS

We will not receive any proceeds from the offers. However, if the offers are consummated, our shareholders will provide us with a capital contribution in the amount of $80 million, of which up to $65 million will be used to fund the cash payment option. We will use a portion of the shareholder contribution to pay all expenses in connection with the offers and the consent solicitations. We expect costs and expenses of these offers to be approximately $8 million. Such expenses include fees and expenses of our advisors, the dealer manager, the exchange agent and trustee, expenses of soliciting dealers and processing fees, accounting and legal fees and printing costs, among others. The remainder of the shareholder contribution will be used for working capital purposes.

RATIO OF EARNINGS TO FIXED CHARGES

Due to our losses, the ratio of earnings to fixed charges in all periods presented was less than 1 to 1. The following table sets forth the unaudited deficiency in coverage of fixed charges for Alestra on a historical basis:

	millions of Mexican Pesos
	Year Ended December 31,					Nine Months Ended September 30, 2002
	1997	1998	1999	2000	2001
Deficiency in coverage of fixed charges
Mexican GAAP	Ps.1,766	Ps.2,932	Ps.456	Ps.544	Ps.645	Ps.1,208
U.S. GAAP	2,277	2,771	332	441	553	1,112
Proforma deficiency in coverage of fixed charges
Mexican GAAP	—	—	—	—	129	833
U.S. GAAP	—	—	—	—	37	737

For the purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before provisions for income tax plus fixed charges (without duplication of capitalized interest). Fixed charges consist of interest expense (expensed or capitalized), plus the estimated interest portion of rent expense (estimated to be one-third of rents expensed or capitalized).

CAPITALIZATION

The following table sets forth the cash, short-term debt and total capitalization of Alestra on a consolidated basis as of September 30, 2002, in accordance with Mexican GAAP and as adjusted as described below. The information included in the table below is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Alestra’s financial statements, all appearing elsewhere in this prospectus.

	As of September 30, 2002
	Actual	As Adjusted(1)	Actual	As Adjusted(1)
	(Unaudited)
	(in millions of Pesos)		(in millions of U.S. dollars)
Cash and cash equivalents	Ps. 101.7	Ps.173.6	$10.0	$17.0
Short-term debt:
Working capital facility	50.8	50.8	5.0	5.0
Other	83.4	83.4	8.2	8.2
Total short-term debt	134.2	134.2	13.2	13.2
Long-term debt:
The existing notes (2)	5,795.0	291.0	567.6	28.5
The new notes	—	3,842.0	—	376.3
Other	131.7	131.7	12.9	12.9
Stockholders’ equity:
Capital stock	8,894.8	9,711.6	871.2	951.2
Accumulated losses	(7,538.0)	(6,416.7)	(738.3)	(628.5)
Deficit from restatement	(1,128.3)	(1,128.3)	(110.5)	(110.5)
Total stockholders’ equity	228.5	2,166.6	22.4	212.2
Total capitalization(3)	6,155.2	6,431.4	602.9	629.9

(1)	As adjusted assuming that 67.5% of the holders of the 2006 notes exchange their existing notes for the 2008 new notes option and 27.5% of the holders of the 2006 notes tender their existing notes for the 2006 cash payment option and that 67.5% of the holders of the 2009 notes exchange their existing notes for the 2011 new notes option and 27.5% of the holders of the 2009 notes tender their existing notes for the 2009 cash payment option. We have also assumed that 50% of the holders of each series of existing notes who tender their existing notes in the offers do so prior to the early consent payment deadline. The adjusted amounts above represent only a possible outcome of the offers based on the foregoing assumptions. The actual long-term debt and total capitalization of Alestra will differ if the assumptions differ from the actual outcome of the offers.
(2)	If the new notes are accelerated, they will be reclassified as short-term debt.
(3)	Total of long term debt and total stockholder’s equity.

Solely for the convenience of the reader, Peso amounts have been translated into U.S. dollars at the rate of Ps. 10.21 per U.S. dollar, the rate of exchange effective on September 30, 2002 as provided by The Federal Reserve Bank of New York. We make no representation that such Peso amounts could have been converted, or in the future will be convertible, into U.S. dollars at such rate or at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of Alestra together with the financial statements and the notes to the financial statements included elsewhere in this prospectus and with the description of Alestra’s business in “Description of Alestra’s Business”.

Overview

We are currently suffering from a severe liquidity crisis. Our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern.

We have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on the existing notes, and as a result, we have not made those payments. As of the date of this prospectus, we are 88  days overdue in making the November 15 interest payments on the existing notes. Since we did not make the November 15 interest payments within the payment grace period, the trustee or the holders of at least 25% of the principal amount of each series our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the relevant series of existing notes. In the short term, we do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes unless we receive additional funding from an outside source.

Effects of Restructuring

We believe that the primary effects of the restructuring will be to:

•	improve our ability to continue operating as a going concern and avoid a Concurso Mercantil from which we are not certain we can successfully emerge,

•	lower our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows,

•	de-leverage the company to provide us with greater financial flexibility to focus on the internet and data services market, medium and large business customers and high-usage residential customers, and

•	extend the maturity dates of nearly all of our indebtedness to provide us with additional time to withstand the negative economic conditions in Mexico and the U.S. and the global telecommunications downturn and to implement our new business strategy.

After giving effect to the offers, assuming that 95% of the holders of each series of the existing notes elect to participate in the offers, 27.5% or greater of the holders of each series of the existing notes tender their existing notes for the cash payment options and 50% of the holders of existing notes who participate in either the exchange offers or the cash tender offers tender their existing notes prior to the early consent payment deadline, our interest and principal payments on the existing notes and the new notes would be as set forth in the table below. The projected payments below represent only a possible outcome of the offers based on the assumptions specified above, and actual interest and principal payments will differ, perhaps significantly, if the assumptions differ from the actual outcome of the offers.

	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(in millions of U.S. dollars)
Interest payments on the remaining existing notes and the new notes	$22.5	$22.5	$22.5	$26.0	$30.4	$22.5	$16.7	$16.0	$2.0
Principal payments on the remaining existing notes and the new notes	$0.0	$0.0	$0.0	$13.5	$0.0	$179.6	$15.0	$0.0	$199.5
Interest and principal reduction (increase) if the offers are successful	$48.1	$48.1	$48.1	$280.6	$7.5	$(164.2)	$282.4	$(16.0)	$(201.5)

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, internet services and local service.

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The following table sets forth information regarding our operating revenues:

	Year ended December 31,						Nine months ended September 30,
	1999		2000		2001		2001		2002
	(in millions of constant Pesos, except percentages)
Domestic long distance	1,907.3	40.8%	2,096.5	42.3%	2,020.2	49.3%	1,534.4	45.0%	1,097.1	35.7%
International long distance	2,527.8	54.1%	2,492.5	50.3%	1,466.8	35.8%	1,442.5	42.3%	1,333.2	43.3%
Data and internet services	238.4	5.1%	362.4	7.3%	578.9	14.1%	423.2	12.4%	553.7	18.0%
Local service	0.0	0.0%	0.0	0.0%	31.8	0.8%	13.4	0.4%	93.4	3.0%

Total	4,673.5	100%	4,951.4	100%	4,097.7	100%	3,413.5	100.0%	3,077.5	100%

Long Distance Service

In accordance with the terms of our long distance concession and the guidelines established by the SCT, on January 1, 1997, we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 169 cities in Mexico. For 2001 and the first nine months of 2002, we had an estimated 16% and 18%, respectively, of the total international long distance market in terms of minutes carried and had 760,639 and 735,454 lines in service as of December 31, 2001 and September 30, 2002, respectively.

The following table sets forth certain statistical data regarding our long distance operations:

	Year ended December 31,						Nine months ended September 30,
	1999		2000		2001		2001		2002
Lines in service at end of period:
Business	89,219		98,223		110,800		107,784		112,166
Residential	706,913		685,523		649,839		650,290		623,288
Minutes of use for the period(1):
Domestic long distance	1,401,035	63%	1,926,104	65%	2,350,923	70%	1,811,958	69%	1,415,049	61%
International long distance	811,116	37%	1,051,400	35%	1,020,527	30%	815,453	31%	891,167	39%

Total	2,212,151	100%	2,977,504	100%	3,371,450	100%	2,627,410	100%	2,306,216	100%

(1)	In thousands.

Our long distance revenues consist of:

•	charges to customers for domestic long distance calls and outgoing international long distance calls, which are billed in Pesos; and

•	billings to foreign carriers for termination of incoming international telephone calls, which are billed in dollars.

Our long distance revenues depend on:

•	volume of traffic (which reflects overall demand for our services as well as number of customers);

•	rates we charge to our customers; and

•	settlement rates agreed with each foreign carrier.

In recent years there has been a direct correlation between our average billed rate for long distance services and the number of minutes of long distance volume. As our average billed rate for long distance services declined between 1998 and 2001, the total number of minutes of long distance volume increased. As our average billed rate for long distance services increased slightly in the first nine months of 2002, the total number of minutes for long distance volume decreased. The chart below presents the average billed rate for our long distance services between 1998 and 2001 and the total number of long distance minutes for the same period.

The largest contributor to the overall decline in average revenue per minute has been the significant decline in international settlement rates, which since 1997 have fallen 78.2% from $0.395 per minute to a current weighted average of approximately $0.087 per minute.

The decline in our residential lines in service and the increase in business lines in service from 89,219 on December 31, 1999 to 112,166 on September 30, 2002 relates to our increased focus on business customers and high-usage residential customers. The Company believes that these business and residential segments of the long distance business are more profitable and experience less churn, thus resulting in lower acquisition costs.

The decline in the volume of our domestic long distance during the nine-month period ended September 30, 2002 reflects a variety of factors:

•	slower economic growth in Mexico;

•
lower traffic from large customers, including long distance carriers, that might have been impacted by lower bypass traffic, as a result of the decreasing opportunities to arbitrage the difference between international long distance rates and domestic long distance rates, as a result of the convergence of those rates;

•	fewer residential lines in service; and

•	a leveling-off of rates.

Although domestic long distance volume has declined, international long distance incoming volumes have increased as a result of lower international settlement rates which have resulted in higher incoming traffic due mainly to higher usage. The amount of this increase has more than offset the decline in outgoing international volume resulting from Mexico’s slower economic growth.

Telmex has publicly announced that it will not raise its local and long distance tariffs during 2002. The last increase on long distance tariffs was authorized by Cofetel in March 1999 and was an increase of 14.2%. We expect that the Mexican telecommunications market will continue to experience tariff pressure due to lower access charges as well as increased competition and focus by our competitors on increasing market share. Therefore, we have no reason to believe that average rates will increase in the foreseeable future and believe that further decreases are possible.

Data and Internet Services

We began providing data in May 1997 and internet services in July of 1998 to complement our core business of voice services. Our data and internet services consist primarily of dial-up service, web hosting, frame relay, private lines and direct access services. The number of internet users in Mexico has increased dramatically since 1996. As a result, the data and internet services segment of the telecommunications market is becoming a significantly larger percentage of the total Mexican telecommunications market.

Due to the steady decline in average rates for domestic long distance and international long distance, and our related margins, we are focusing on growing this segment of our business which we believe offers more attractive prospects than our core business of domestic long distance and international long distance services.

We charge our customers of data and internet services a flat rate for our services. Our data and internet revenues consist of charges to customers for the various data services that we provide them, and our revenues depend on:

•	the number of subscribers to our services,

•	the package of services that our subscribers receive, and

•	the rates we charge our subscribers.

Local Service

We began providing local services in the first quarter of 2001 in the cities of Mexico City, Monterrey and Guadalajara and began invoicing our customers for local service in the third quarter of 2001. We primarily provide our local services to our business customers, since the high level of usage by business customers provides an adequate return on the investment required to connect these customers to our network. We charge our customers a monthly fee for our local service which varies depending on the amount of their actual usage.

Our local service revenues consist of charges to customers for local services and our revenues depend on the number of subscribers of our local services, and the rates we charge our subscribers. Our number of local service customers has grown significantly over the last year. On June 30, 2001 we had 50 local service customers. By December 31, 2001 that number had grown to 200 and by September 30, 2002 we had 442 local service customers.

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain important respects from U.S. GAAP. See Note 19 to the audited financial statements for a reconciliation to U.S. GAAP of net (loss) reported under Mexican GAAP for the years ended December 31, 2000 and 2001 and of total stockholders’ equity as of December 31, 1999, 2000 and 2001. See Note 4 to the interim financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the nine-month periods ended September 30, 2001 and 2002 and of total stockholders’ equity as of September 30, 2002.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of September 30, 2002. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions and the evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, Mexican GAAP has required companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. This restatement resulted in reductions in the net book value of equipment of Ps. 995.6 million as of December 31, 1999, Ps. 1,186.3 million as of December 31, 2000 and Ps. 1,527.9 million as of December 31, 2001, with corresponding reductions to stockholders’ equity. These declines were partially reversed in the first nine months of 2002 due to the depreciation of the Peso which resulted in an increase of net book value by Ps. 399.6 million.

Significant Factors

An understanding of our financial condition and the results of our operations for the periods discussed in this prospectus requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear elsewhere in this prospectus, including under “Supervision and Regulation of the Mexican Telecommunications Industry”.

Our financial results for the periods discussed in this prospectus have also been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these are expected to continue to influence our financial results. Some of the most significant of these factors are described below.

Settlement Agreement with Telmex:

On December 29, 2000, we entered into an agreement with Telmex, which we refer to as the “Telmex settlement agreement”, in which we agreed with Telmex, among other things, to settle the following mutual debts:

•	special project charges,

•	the 58% interconnection subsidy,

•	net accounts receivable derived from the revenues from the proportional return system, and

•	the interest rate attributable to the 58% interconnection subsidy and other liabilities with Telmex.

As a result, several charges which are described below were made.

Special project charges.

The Mexican government began allowing competition in the long distance telephone market in 1997. As a result, a number of new carriers, including us, began providing long-distance telephone services in Mexico. The new carriers and Telmex, at that time the only long distance and fixed local carrier in Mexico, signed interconnection agreements in 1996 that set the rates and charges the new carriers would pay Telmex for traffic exchanged between Telmex and the new carriers. The interconnection rates had three components:

•	a local access charge,

•	a local service subsidy, and

•	the interconnection project charge, which allows Telmex to recover the costs of allowing equal access to its network.

The SCT authorized Telmex and Teléfonos del Noroeste, S.A. de C.V., which we refer to as “Telnor”, to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its network to allow interconnection, which we refer to as “special project charges”. The SCT issued a resolution on May 28, 1997, which sets the total special project charges at $422.0 million. The resolution required the special project charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, and the total number of carriers interconnecting with Telmex or Telnor, over a seven-year period. That resolution also made reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex or Telnor.

However, as a result of the Telmex settlement agreement, after a large litigation process against the resolution issued by the SCT, we and other carriers agreed to pay Telmex $422.0 million for the cost of special projects and an additional $132.0 million for the maintenance of the special projects, for a total of $554.0 million as of January 1, 1997. This amount is subject to monthly increases at an annual rate of 10%, giving rise to a balance of $818.3 million as of November 30, 2000.

This amount is being paid as follows:

•  On the signing date of the Telmex settlement agreement, we paid Telmex and Telnor 1/9 (one ninth) of 15% of the $818.3 million in a single payment, or approximately $13.6 million. For purposes of determining our share of the payment, we took into account the nine new long distance concessionaires, including us, currently interconnected with Telmex or Telnor, without counting Telmex and Telnor.

•  Starting on the signing date of the Telmex settlement agreement, the new long distance concessionaires, including us, Telmex and Telnor, began paying Telmex and Telnor the remaining 85%, equivalent to $695.5 million, at a rate of $0.0053 per minute of interconnection, payable at the same time as the interconnection rate and until the total amount is paid. Therefore, the amount that each long distance concessionaire is obligated to pay varies depending on its call volume and if a long distance concessionaire did not connect any calls with the Telmex or Telnor network, it would not be obligated to make any special project payments to Telmex and Telnor.

•  If the balance of the $695.5 million has not been paid to Telmex and Telnor by December 2004, we and the other carriers, including Telmex and Telnor, will pay the entire remaining balance on January 30, 2005 according to the average proportion paid by each carrier during the second half of 2004. If a long distance carrier did not connect any calls with the Telmex or Telnor network during that period of time, it would not be obligated to make any additional special project payments to Telmex and Telnor.

The balance of the liability as of December 31, 2000, based on the Telmex settlement agreement and after deducting the initial payment of Ps. 129,975, was Ps. 270,887. We recorded in fiscal year 2000 the benefit for the reduction in the liability as a result of the settlement as a credit to cost of services in the amount of Ps. 84,400.

Any future long distance concessionaires that use Telmex’s infrastructure and have signed an interconnection agreement with Telmex or Telnor will contribute to the amortization of the $818.3 million in the same manner as the nine new concession holders and Telmex and Telnor.

58% interconnection subsidy.

On April 26, 1996, the Ministry of Communications issued a resolution that established interconnection rates between the new carriers and Telmex’s local network. Among other things, this resolution set a surcharge of 58% on the settlement rates for incoming international long distance calls payable to Telmex. In 1998, primarily due to Telmex’s inability to conclude negotiations on a settlement rate for incoming international long distance calls, Alestra suspended payments to Telmex for the 58% interconnection surcharge. In November 1998, the Mexican Telecommunications Commission issued a resolution that eliminated the 58% surcharge. For a substantial portion of 1998, Alestra accrued for, but did not make any payments for, the 58% interconnection surcharge. Before the Telmex settlement agreement, the accrued liability for this surcharge was Ps. 503,882. The Telmex settlement agreement granted a discount to us in the amount of Ps. 125,886 and established this liability as Ps. 377,996. The discount granted to us was recorded as a reduction to cost of services.

Net accounts receivable derived from the revenues of the proportional return.

In 1998 and 1999, in accordance with the proportional return rules, we recorded revenue for the traffic we had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with our experience and the agreed upon rates with AT&T. In the Telmex settlement agreement, a different approach was agreed which was based also on Telmex’s experience and the agreed upon rates with AT&T. The account receivable recorded before the signing of the Telmex settlement agreement was Ps. 505,628. With the Telmex settlement agreement the account receivable was reduced to Ps. 467,802. The difference of Ps. 37,826 was recorded as a reduction of revenues in 2000.

Interest attributable to the mentioned subsidy and other liabilities with Telmex.

Even though no document established the rate for the payment of interest on interconnection balances payable, we recorded interest based on a variable rate. After negotiations with Telmex, a fixed rate was established. This change represented a reduction of the liability actually accrued by us for an amount of Ps. 155,906, that was recorded as a credit to interest expense in 2000. Also, during 2000 Alestra did not pay Telmex the interconnection charge and other liabilities incurred from normal operations. As part of the settlement agreement, Telmex granted a reduction in the amount of Ps. 103,726 that was recorded as a credit to cost of services.

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Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operation are significantly impacted by economic conditions within Mexico.

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% as of December 1994 to 52.0% as of December 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 13.8% per annum for 28-day Cetes, or Mexican treasury bills, during 1994, increased to an average of 48.3% during 1995. According to government estimates, GDP fell by 6.2% in 1995. Mexico’s gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994 and were $15.7 billion at December 31, 1995, as reported by the Banco de México.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of December 31
Year ended December 31, 1996	27.7%	31.3%	5.1%	$17.5 billion
Year ended December 31, 1997	15.7%	19.8%	6.8%	$28.0 billion
Year ended December 31, 1998	18.6%	24.5%	4.9%	$30.1 billion
Year ended December 31, 1999	12.3%	21.5%	3.8%	$30.7 billion
Year ended December 31, 2000	9.0%	15.3%	6.9%	$35.6 billion
Year ended December 31, 2001	4.4%	11.3%	(0.3)%	$44.8 billion
Nine months ended September 30, 2002	3.9%	7.0%	1.8%	$45.0 billion

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from customers whose service is disconnected and the inability to recoup costs incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses either to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our change of focus toward high usage customers and the establishment of a third-party verification system, described below, we were able to lower our churn rate approximately 6.5% per month from 1999 to 2001.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the process of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 6.2% from March 1998 to December 2001. During the first nine months of 2002, average monthly churn averaged 7.3%.

In response to our growing collection problems, we substantially increased our collection efforts by implementing new collection procedures and purchasing new management information systems. Such new procedures included the hiring of additional collection employees and the retention of external collection agents, allowing for the automatic payment of invoices through credit card charge programs and the commencement of legal proceedings against customers with large outstanding unpaid balances. We also began receiving and providing customer credit information to the national credit bureau.

Our collection efforts are being reinforced by changes in industry practices and the implementation in March 1999 of a shared industry database that contains information on reported customers with unpaid balances. Customers who owe any amounts to a long distance carrier and whose name appears in the database are now prevented from switching to another long distance carrier.

We still face collection risks relating to large business customers that face economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. In 2001, we experienced a Ps. 72.9 million payment default relating to the bankruptcy of a significant customer. Although increased collection efforts have contributed to a reduction in our net receivables from Ps. 527.1 million in 1999 to Ps. 409.7 million in 2001, no assurances can be provided that, given the difficult economic conditions in Mexico and the liquidity issues faced by small telecommunications companies to which we provide wholesale services, we will not experience additional payment defaults.

Asset taxes

Under current tax law, Mexican companies must pay the higher of an income tax or asset tax. The asset tax is an amount equal to 1.8% of total assets. As a start-up we have benefited from a grace period from the asset tax, and as a result, we were exempted from the asset tax from our inception through 1999. Since 2000 we have not paid any asset taxes because we have an asset tax reduction stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. This asset tax reduction will expire at the end of 2002, and as a result, we may have to pay an asset tax of approximately Ps. 100 million in 2003. However, we are evaluating several options in order to defer the asset tax payment for an additional four years. Such deferral would have a significant positive effect on our cash flows.

Nine month period ended September 30, 2002 compared to nine month period ended September 30, 2001

Revenues

Total revenues for the nine-month period ended September 30, 2002 decreased 9.8%, or Ps. 335.9 million, to Ps. 3,077.5 million from Ps. 3,413.5 million in the same period in the previous year.

Domestic Long Distance.    Revenues from domestic long distance services for the nine-month period ended September 30, 2002 decreased 28.5%, or Ps. 437.3 million, to Ps. 1,097.1 million from Ps. 1,534.4 million in the same period in 2001. Domestic long distance service revenues represented 35.7% of total revenues during the nine-month period ended September 30, 2002 compared to 45.0% during the same period of 2001. This decrease was primarily caused by a 21.9% reduction in domestic long distance volume, mainly as a result of the economic slow-down which started in the latter part of 2001 while prices charged to customers remained constant.

International Long Distance.    Revenues from international long distance services for the nine-month period ended September 30, 2002 decreased 7.6%, or Ps. 109.3 million, to Ps. 1,333.2 million from Ps. 1,442.5 million in the same period in 2001. International long distance revenues represented 43.3% of total revenues during the nine-month period ended September 30, 2002 compared to 42.3% during the same period of 2001. This decrease in revenues was primarily caused by a significant reduction in international settlement rates described below and was partially offset by a 9.3% increase in international long distance volume. The international settlement rate in January and February of 2002 was $ 0.1350 for northbound and southbound traffic and since March 1, 2002 it has been $0.055 per minute for calls originated in the U.S. and terminated in Mexico City, Guadalajara and Monterrey, $0.085 per minute for calls originated in the U.S. and terminated in most other large or medium cities and $0.1175 per minute for calls originated in the U.S. and terminated in all other cities in Mexico. Since March 1, 2002, we have paid $0.055 per minute for outgoing international traffic terminated in the U.S. The current international settlement rates represent a continuing trend of declining rates which has persisted since we began operations. Since 1997, rates have fallen 78.2% from $0.395 per minute to their current level as described above with a current weighted average of approximately $0.087 per minute. If the current proportional return system relating to incoming international calls were to change in early 2004 to a open system, when the current rate agreement expires, additional downward pressure on rates would likely occur given that U.S. carriers, including AT&T, have frequently indicated they will demand parity between international settlement for incoming and outgoing rates that are based on the cost of terminating the calls.

Data and Internet Services.    Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 553.7 million for the nine-month period ended September 30, 2002, increasing 30.8% or Ps. 130.5 million, from Ps. 423.2 million in the comparable period in 2001. Data and internet service revenues represented 18.0% of total revenues during the nine-month period ended September 30, 2002 compared to 12.4% during the same period of 2001. The increase in data and internet service revenue is a result of organic growth in the data and internet service market in Mexico, which has comparatively low penetration rates as compared with the U.S., as well as the success of programs implementing our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

Local Services.    We started offering local services in Mexico City, Monterrey and Guadalajara in the first quarter of 2001. Local service revenues reached Ps. 93.4 million, compared to the Ps. 13.4 million in the comparable period in 2001. Local service revenues represented 3.0% of total revenues during the nine-month period ended September 30, 2002. The increase in local service revenue is a result of an increase in local service call volume as a result of our continued customer acquisition and the roll-out of the service.

Cost of services

Cost of services, which consists primarily of local access charges, special project charges, resale expenses, international settlement payments and fees for leased lines, amounted to Ps. 1,358.3 million, or 44.1% of revenues, decreasing 18.2% or Ps. 302.3 million, from Ps. 1,660.6 million, or 48.6% of revenues, for the nine-month period ended September 30, 2001. The improvement was primarily due to the reduction in the interconnection rates to access Telmex’s local network from $0.0125 per minute to $0.00975 per minute which became effective on January 1, 2002. Also, beginning on January 1, 2002, Telmex lowered the rate it charges to the competitive telecommunication providers, including us, for interconnection leased lines and its co-location fees to 55% of the lowest rate that Telmex charges to any of its customers. Telmex maintained its off-network charges which is the resale tariff that Telmex charges for terminating or originating calls out of our network to 75% of the lowest rate that Telmex charges to any customer or carrier for domestic or international long distance traffic. Additionally, beginning in January 1, 2002, Telmex lowered the rate it charges to competitive telecommunication providers for private leased lines giving them a volume discount. We have recently agreed with Telmex to apply these rates in 2003.

Gross Profit (excluding depreciation)

Gross profit, defined as revenues minus costs of services, for the nine-month period ended September 30, 2002 totaled Ps. 1,719.2 million, a 1.9% reduction from the Ps. 1,752.9 million recorded during the same period of 2001. The decline in gross profit reflected the 9.8% decline in revenues which was partially offset by a 18.2% decline in cost of service. Despite the small decline in the overall level of gross profit, our gross margin, which is gross profit divided by revenue, increased to 55.9% from 51.4% in the first nine months of 2001 as compared to the same period in 2002. This margin improvement reflects the larger relative decline in costs as compared to revenues.

Domestic Long Distance.    Gross profit for domestic long distance services for the nine-month period ended September 30, 2002 decreased 18.1% or Ps. 146.9 million to Ps. 662.3 million from Ps. 809.2 million recorded during the nine-month period ended September 30, 2001. This 18.1% decline in gross profit was driven by the 28.5% decrease in domestic long distance revenues which was only partially offset by the 22% decline in local interconnection rates charged by Telmex, as well as the lower rates charged by Telmex for leased lines, co-location fees, and off-network charges.

International Long Distance.    Gross profit for international long distance services for the nine-month period ended September 30, 2002 decreased 11.1% or Ps. 70.3 million to Ps. 565.8 million from Ps. 636.2 million recorded during the nine-month period ended September 30, 2001. The decline in gross profits generated by international long distance service occurred as a result of a 7.6% decline in international long distance revenues, partially offset by the new lower settlement rates applicable in 2002.

Data and Internet Services.    Gross profit for data and internet services for the nine-month period ended September 30, 2002 increased 36.4% or Ps. 109.5 million to Ps. 410.0 million from Ps. 300.5 million recorded during the nine-month period ended September 30, 2001. The growth in gross profit of our data and internet business was a result of revenue growth accompanied by stable costs.

Local Service.    Gross profit for local service during the nine-month period ended September 30, 2002 was Ps. 81.0 million, compared to the Ps. 7.0 million recorded during the comparable period of previous year as a result of our continued customer acquisition and roll-out of local service.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 5.7% to Ps. 1,200.0 million for the nine-month period ended September 30, 2002 from Ps. 1,272.5 million for the nine-month period ended September 30, 2001. This reduction in administration, selling and other operating expenses is primarily due to our efforts to control costs which include lowering headcount and cutting marketing and training expenses. The decline for the full year 2002 is expected to be greater as the impact of these cost reduction initiatives, as well as new ones implemented in the later half of the year, are fully implemented.

Depreciation and amortization

Depreciation and amortization decreased 1.9% or Ps. 13.5 million, to Ps. 707.7 million for the nine-month period ended September 30, 2002, from Ps. 721.2 million in the comparable period in 2001. The nine-month period ended September 30, 2001 included an accelerated depreciation of the previous billing and customer care platform which was no longer in effect for the nine-month period ending September 30, 2002.

Operating loss

Due to the factors described above, operating loss decreased 21.8%, or Ps. 52.4 million in the nine-month period ended September 30, 2002, to Ps. 188.4 million from Ps. 240.8 million recorded during the same period in 2001.

Comprehensive financial result

The comprehensive financial loss was Ps. 1,007.6 million for the nine-month period ended September 30, 2002, compared to a comprehensive financial net loss of Ps. 364.9 million for the nine-month period ended September 30, 2001. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30
	2001	2002
	(in millions of constant Pesos)

Interest expense	(600.4)	(602.6)
Interest income	49.0	14.8
Exchange (loss) gain, net	5.4	(652.2)
Gain from monetary position	181.2	232.5

Comprehensive financial result, net	(364.9)	(1,007.6)

The increase in comprehensive financial loss is primarily explained by the 11.2% depreciation of the Peso against the dollar for the nine-month period ended September 30, 2002. Exchange loss for the nine-month period ended September 30, 2002 was Ps. 652.2 million compared to an exchange gain of Ps. 5.4 million in the comparable period of 2001. This was due to the 11.2% depreciation of the Peso against the U.S. dollar compared to a 0.5% depreciation during the same period of 2001. Gain from monetary position increased 28.3% or Ps. 51.3 million, from Ps. 181.2 million for the nine-month period ended September 30, 2001 to Ps. 232.5 million for the nine-month period ended September 30, 2002. This increase is primarily due to a higher Mexican inflation rate of 3.9% for the nine-month period ended September 30, 2002, compared to 3.4% for the nine-month period ended September 30, 2001.

Interest income decreased 69.9%, or Ps. 34.2 million, to Ps. 14.8 million for the nine-month period ended September 30, 2002 from Ps. 49.0 million for the nine-month period ended September 30, 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the existing notes.

Interest expense increased 0.4% or Ps. 2.2 million, from Ps. 600.4 million for the nine-month period ended September 30, 2001 to Ps. 602.6 million for the nine-month period ended September 30, 2002.

Taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. During the 2002 fiscal year, we will not pay asset tax because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. For the nine-month period ended September 30, 2002, Servicios Alestra, S.A. de C.V. recorded asset tax of Ps. 3.3 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the nine-month period ended September 30, 2002.

Net Income (Loss)

For the reasons discussed above, we recorded a net loss of Ps. 1,214.9 million for the nine-month period ended September 30, 2002 compared to a net loss of Ps. 611.9 million for the same period in 2001.

Fiscal Year ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues

As a result of the factors discussed below as well as the increase in our total volume, total operating revenues reached Ps. 4,097.7 million in 2001, a 17.2% decrease from the Ps. 4,951.4 million recorded during 2000.

Domestic Long Distance.    In 2001, total revenues from domestic long distance services reached Ps. 2,020.2 million, a 3.6% decrease from the Ps. 2,096.5 million recorded in 2000. Domestic long distance service revenues represented 49.3% of total revenues during the year ended December 31, 2001 compared to 42.3% during the same period of 2000. This increase in domestic long distance revenues was mainly due to the increase in call volume resulting from the expansion of our network to an additional 40 cities in 1998, 46 cities in 1999, 13 cities in 2000 and 11 cities in 2001, as well as the organic growth experienced in the Mexican telecommunications market. The increase in revenues was partially offset by the continuous decline in real terms in average Mexico billed rates to Ps. 1.02 per minute in 2001 from Ps. 1.38 per minute in 2000.

International Long Distance.    In 2001, revenues from international long distance services, including international settlement revenue, were Ps. 1,466.8 million, a 41.2% decrease from Ps. 2,492.5 million recorded in 2000 as a result of lower settlement rates. International long distance service revenues represented 35.8% of total revenues during the year ended December 31, 2001 compared to 50.3% during the same period of 2000. During the year ended December 31, 2001 our international long distance call volume decreased 2.9% from the same period in 2000.

Data and Internet.    Data and internet service revenues reached Ps. 578.9 million for the year ended December 31, 2000, increasing 59.7% or Ps. 216.4 million, from Ps. 362.5 million in the comparable period in 2000. Data and internet service revenues represented 14.1% of total revenues during the year ended December 31, 2001 compared to 7.3% during the same period of 2000. The increase in data and internet service revenue is a result of organic growth in the data and internet service market in Mexico, as well as the success of programs implementing our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

Local Services.    Local service revenues reached Ps. 31.8 million for the year ended December 31, 2001. Local service revenues represented 0.8% of total revenues during this period. We did not offer local service in the year ended December 31, 2000.

Cost of services

Cost of services in 2001 represented 43.1% of total revenues, lower than the 54.8% recorded during 2000. Cost of services in 2001 reached Ps. 1,765.6 million, a 34.9% decrease from Ps. 2,713.1 million recorded during 2000. This decrease is primarily due to the reduction in the long distance-local interconnection rate, the most important element of our cost structure, which Telmex agreed to lower on December 29, 2000 from $0.0334 per minute during 2000 to $0.0125 per minute for 2001.

Gross Profit (excluding depreciation)

Gross profit defined as revenues minus costs of services for during 2001 totaled Ps. 2,332.0 million, a 4.2% increase from the Ps. 2,238.3 million recorded during 2000. The increase in gross profit reflected the 17.2% decline in revenues which was offset by the larger 34.9% decrease in cost of services.

Domestic Long Distance.    Gross profit for domestic long distance services for the year ended December 31, 2001 increased 102.1%, or Ps. 580.0 million, to Ps. 1,148.2 million from Ps. 568.2 million recorded during the year ended December 31, 2000. The growth in gross profit for domestic long distance occurred as a result of lower cost of services mainly due to the reduction in the long distance-local interconnection rate.

International Long Distance.    Gross profit for international long distance services for the year ended December 31, 2001 decreased 47.6%, or Ps. 683.2 million, to Ps. 751.0 million from Ps. 1,434.2 million recorded during the year ended December 31, 2000. The decline in gross profit for international long distance services was mainly a result of the 41.2% decrease in revenues from international long distance services.

Data and Internet Services.    Gross profit for data and internet services for the year ended December 31, 2001 increased 74.8%, or Ps. 176.5 million, to Ps. 412.5 million from Ps. 235.9 million recorded during the year ended December 31, 2000. The growth in gross profit of our data and internet business was mainly a result of the 59.7% revenue growth in the data and internet business.

Local Services.    Gross profit for local service during the year ended December 31, 2001 was Ps. 20.4 million. We did not offer local service in the year ended December 31, 2000.

Administration, selling and other operating expenses

Administration, selling and other operating expenses as a percentage of total revenues was 34.1% and 42.4% for 2000 and 2001, respectively. Administration, selling and other operating expenses increased 2.8% over 2000 to Ps. 1,736.5 million in 2001 from Ps. 1,688.9 million in 2000. The increase was primarily due to the higher number of employees necessary to support the implementation of new services.

Depreciation and amortization

In 2001, depreciation and amortization increased 17.2%, or Ps. 145.1 million, to Ps. 989.8 million. This increase was principally due to the accelerated depreciation of the current billing platform that is gradually being replaced by a new customer care and billing system. During 2000, this accelerated depreciation took place only in the months of October, November and December, while in 2001, the full year was impacted by such accelerated depreciation.

Operating loss

Due to the factors described above, operating loss increased 33.5%, or Ps. 98.9 million, for the year ended December 31, 2001, to Ps. 394.3 million from Ps. 295.4 million recorded during the same period in 2000.

Comprehensive financial result

Comprehensive financial expense for 2001 was Ps. 236.6 million, a 8.9% increase from the Ps. 217.1 million registered in 2000. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31
	2000	2001
	(in millions of constant Pesos)
Interest expense	(795.1)	(787.3)
Interest income	165.1	59.3
Exchange (loss) gain, net	(32.2)	257.9
Gain from monetary position	445.1	233.4

Comprehensive financial result	(217.1)	(236.6)

The increase in comprehensive financial expense is partially explained by a lower gain from monetary position from Ps. 445.1 million during 2000 to Ps. 233.4 million recorded during 2001, due to a lower inflation rate of 4.4% during 2001, compared with the 9.0% inflation rate for 2000. The increase in the comprehensive financial expense was partially offset by a reduction in the interest expense of 1.0% from Ps. 795.1 million in 2000 to Ps. 787.3 million in 2001.

For 2001, interest income decreased 64.0% to Ps. 59.3 million, from Ps. 165.1 million recorded during 2000. This decrease is attributable to the lower balance in the interest reserve account created as collateral for the existing notes that guaranteed the first six scheduled interest payments on the existing notes.

Exchange gain for 2001 was Ps. 257.9 million which favorably compares to an exchange loss of Ps. 32.2 million recorded during 2000. This favorable change is explained by the 4.8% appreciation of the Peso versus the dollar that took place during 2001.

Taxes

For 2001, we recorded asset tax of Ps. 4.4 million, compared to the Ps. 5.0 million recorded during 2000, corresponding to Servicios Alestra. We have generated substantial tax losses, which have been offset by full valuation allowances, accordingly no income tax provisions have been included in the income statements for 2001.

Net loss

As a result of the factors described above, net loss for 2001 reached Ps. 656.0 million, an 18.0% increase, or Ps. 99.9 million, over the Ps. 556.1 million recorded in 2000.

Fiscal Year ended December 31, 2000 compared to Fiscal Year ended December 31, 1999

Revenues

As a result of the factors discussed below, total operating revenues reached Ps. 4,951.4 million in 2000, a 5.9% increase over the Ps. 4,673.5 million recorded during 1999.

Domestic Long Distance.    In 2000, total revenues from domestic long distance services reached Ps. 2,096.6 million, a 9.9% increase over the Ps. 1,907.4 million recorded in 1999. Domestic long distance service revenues represented 42.3% of total revenues during the year ended December 31, 2000 compared to 40.8% during the same period of 1999. This increase was principally due to the increase in domestic long distance call volume resulting from the expansion of our network to an additional 13 cities in 2000 and the organic growth experienced in the Mexican telecommunications market. The increase in revenues was partially offset by a decline in real terms in average Mexico billed rates to Ps. 1.38 per minute in 2000, from Ps. 1.78 per minute in 1999.

International Long Distance.    In 2000, revenues from international long distance services, including international settlement revenue, were Ps. 2,492.7 million, a 1.4% decrease over 1999, from Ps. 2,527.9 million in 1999. International long distance service revenues represented 50.3% of total revenues during the year ended December 31, 2000 compared to 54.1% during the same period of 1999. In 2000 international revenues decreased slightly compared to 1999 principally due to the international settlement rate for incoming calls originated in the U.S. of $0.190 per minute registered in 2000 compared to $0.25 per minute on average during 1999. During the year ended December 31, 2000 our international long distance call volume increased 29.6% from the same period in 1999.

Data and Internet Services.    Data and internet service revenues reached Ps. 362.5 million for the year ended December 31, 2000. We did not offer data and internet services in 1999. Data and internet service revenues represented 7.3% of total revenues during the year ended December 31, 2000. The increase in local service revenue is a result of an increase in data and internet service customers as a result of the growth of the data and internet service market and the roll-out of our data and internet service program.

Local Services.    We did not offer local service in the year ended December 31, 2000.

Cost of services

Cost of services in 2000 represented 54.8% of total revenues, similar to the previous year. Cost of services in 2000 reached Ps. 2,713.1 million, a 5.2% increase over 1999, from Ps. 2,579.9 million recorded during 1999. The slight increase in 2000 with respect to 1999 was principally due to the agreement reached with Telmex, which included a credit to the cost of services of Ps. 314.0 million. This effect was offset by a growth in volume-based costs.

Gross Profit (excluding depreciation)

Gross profit defined as revenues minus costs of services for during 2000 totaled Ps. 2,238.3 million, a 6.9% increase from the Ps. 2,093.6 million recorded during 1999. The growth in gross profit reflected the increase in total operating revenues.

Domestic Long Distance.    Gross profit for domestic long distance services for the year ended December 31, 2000 decreased 30.6%, or Ps. 251.0 million, to Ps. 568.2 million from Ps. 819.2 million recorded during the year ended December 31, 1999. The decrease in gross profit for domestic long distance services was a result of higher cost of services associated with higher call volume that resulted from price decreases.

International Long Distance.    Gross profit for international long distance services for the year ended December 31, 2000 increased 22.8%, or Ps. 266.6 million, to Ps. 1,434.2 million from Ps. 1,167.7 million recorded during the year ended December 31, 1999. The increase in gross profit for international long distance services was a result of lower cost of services mainly due to lower settlement rates.

Data and Internet Services.    Gross profit for data and internet services for the year ended December 31, 2000 was Ps. 235.9 million. We did not generate material revenues from data and internal services in 1999.

Local Services.    We did not offer local service in the year ended December 31, 2000.

Administration, selling and other operating expenses

As a percentage of total revenues, administration, selling, engineering and network maintenance and other operating expenses decreased 37.6% in 1999 to 34.1% in 2000 due to the factors noted below. Administration, selling and other operating expenses decreased 3.8% over 1999 to Ps. 1,688.9 million in 2000 from Ps. 1,756.4 million in 1999. The reduction was primarily due to a decrease in the expense for doubtful accounts of 45.8%, or Ps. 92.7 million over 1999, to Ps. 110.0 million in 2000 from Ps. 202.7 million in 1999.

Depreciation and amortization

In 2000, depreciation and amortization increased 8.9%, or Ps. 69.1 million, to Ps. 844.8 million. This increase was principally due to the accelerated depreciation of the current billing platform that is currently being replaced by a new customer care and billing system.

Operating loss

Due to the factors described above, operating loss decreased 32.6%, or Ps. 143.1 million, in the year ended December 31, 2000, to Ps. 295.4 million from Ps. 438.5 million recorded during the same period in 1999.

Comprehensive financial result

Comprehensive financial expense for 2000 was Ps. 217.1 million, versus Ps. 27.1 million registered in 1999. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31
	2000	2001
	(in millions of constant Pesos)
Interest expense	(903.7)	(795.1)
Interest income	149.2	165.1
Exchange (loss) gain, net	130.4	(32.2)
Gain from monetary position	597.0	445.1

Comprehensive financial result	(27.1)	(217.1)

The increase in comprehensive financial expense was primarily due to an exchange loss of Ps. 32.2 million compared to an exchange gain of Ps. 130.4 million recorded in 1999, as a result of a depreciation of the exchange rate for the Peso to the dollar of 0.8%, from December 31, 1999 to December 31, 2000.

Gain from monetary position decreased 25.4% from Ps. 597.0 million in 1999 to Ps. 445.1 million in 2000, due to a lower inflation rate of 9.0% during 2000, compared with the 12.3% rate for 1999. The increase in the comprehensive financial expense was partially offset by a reduction in the interest expense of 12.0% from Ps. 903.8 million in 1999 to Ps. 795.1 million in 2000. This decrease is explained by the agreement reached with Telmex, which included a credit to the paid interest of Ps. 156.0 million.

For 2000, interest income reached Ps. 165.1 million, from Ps. 149.2 million recorded during 1999.

Taxes

For 2000, we recorded asset tax of Ps. 5.0 million corresponding to Servicios Alestra, S.A. de C.V. We have generated substantial tax losses, which have been offset by full valuation allowances, accordingly no income tax provisions have been included in the income statements for 2000.

Net loss

During 2000, net loss was Ps. 556.1 million, a 20.4% increase, or Ps. 94.2 million, over the Ps. 461.9 million recorded in 1999.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. Our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

Revenue Recognition

Our principal sources of revenues are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance rules which include the proportional return system. Under the proportional return system, incoming calls attempt are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. Revenues for incoming international traffic are recognized based on the number of call attempts converted to estimated minutes in conformity with our experience and the authorized rates. Estimated minutes are adjusted to actual minutes once actually known by us.

Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, the amounts obtained from our clients in Mexico and the income from proportional return described above. The aforementioned bilateral contracts determine the payment rates from us to foreign operators for the use of their telecommunications networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our telecommunications network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator.

In 2001, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached an agreement for the settlement rates applicable for 2001, 2002 and 2003. From January 1 to February 28, 2002, the settlement rate was $0.135 per minute. In 2002, Telmex, MCI International and AT&T reached a new agreement to reduce the settlements rates between Mexico and the United States for the remaining 2002-2003 period starting in March of 2002. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.055 per minute. For traffic between the United States and the equal access cities other than Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.0850 per minute and for all other cities in Mexico, the settlement rate will be $0.1175 per minute. Mexican carriers will pay $0.055 per minute for traffic terminated in the United States. We have agreed with AT&T to apply the same rates.

Allowance for doubtful accounts

We take a conservative approach in connection with our policy for uncollectable accounts. For domestic voice services, on the first day after the invoice is past due, the total amount is reserved. For data and internet services, the total amount is reserved after 120 days past due. Payment is due 25 days after the issuance of the invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person to person calls. Within 31 days following the due date of an invoice for a residential customer, a request is made to NCS de Mexico S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in the database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. We consider our reserve to be sufficient to cover the potential risk of doubtful accounts; however, no assurances can be provided that we might be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations. Based in our analysis, no impairment existed at December 31, 2001 or September 30, 2002.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from the differing treatment of items, such as depreciation and amortization, cost and provisions and allowance for doubtful accounts, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of Ps. 2,524.8 million during the first nine months of 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carried forwards beginning in 1996. These net operating loss carried forwards expire ten years after they are accumulated. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Deferred Charges

Our deferred charges reflect an expense capitalization during the preoperative period, which was made in accordance with Mexican GAAP.

For U.S. GAAP, the above-mentioned preoperative expenses were not capitalized, therefore, the total amount of the deferred charges item, reflects an adequate use under U.S. GAAP, mainly including items such as: software, bond issuance expenses, installation expenses for leased lines and concessions for frequency bands.

New Accounting Pronouncements Under Mexican GAAP

“Contingencies and Commitments”. Bulletin C-9 issued by the Mexican National Institute of Public Accounts (“MIPA”) establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed our immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In December 2001, the MIPA issued Bulletin C-8, “Intangible Assets”, which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

New Accounting Pronouncements under U.S. GAAP

In 2001, we adopted SFAS No. 137, “Deferral of the Effective Date of SFAS No. 133”, issued by the Financial Accounting Standards Board, which we refer to as “FASB”, which defers the effective date of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, to fiscal years beginning after June 15, 2000. As mentioned above, we currently do not have any derivative instruments.

In July 2001, FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of the initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, FASB issued SFAS No. 144”, Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 supersedes SFAS No. 121”, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

In April 2002, FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4,44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002”. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Management is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements. In July 2002, FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Cost Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3 (“EITF 94-3”)”, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including of Certain Cost Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to exit plan. SFAS 146 also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the financial statements.

Liquidity and capital resources

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which account for 97% of our long-term debt, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payments on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002.

We do not expect future cash flows to be sufficient to make future interest payments on the existing notes unless we receive additional funding from an outside source. As a result of the factors described below, we have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on the existing notes:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has restricted our access to the capital markets;

•	the completion of our shareholders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

•	the dominant position of Telmex, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	lower international settlement rates received from foreign telephone carriers;

•	lower domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

In addition, our liquidity has been materially and adversely affected in 2002 by a significant constriction in the terms of our trade payables. Further tightening of these terms will likely result if our financial situation does not improve.

In response to these developments, we are seeking to implement a restructuring plan which will, if successfully implemented, lower our debt service obligations to more closely align the payments with our cash flow and extend the maturities of the existing notes.

Current Liquidity

As of December 31, 2002, September 30, 2002, December 31, 2001 and September 30, 2001, we had Ps. 155.3 million, Ps. 101.7 million, Ps. 250.3 million, and Ps. 199.8 million of unrestricted cash available, respectively. Unrestricted cash decreased by 38.0% during the period from December 31, 2001 to December 31, 2002 primarily due to the $20.0 million of principal payments made under our BNP credit facility described below.

As of September 30, 2002, December 31, 2001 and September 30, 2001 our ratio of current assets to current liabilities was 0.65x, 0.81x, and 1.01x, respectively. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to September 30, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the senior notes through May 15, 2002.

	As of December 31, 2002	As of September 30, 2002	As of December 31, 2001	As of September 30, 2001
(in millions of constant Pesos, excluding ratios)
Unrestricted Cash Balance	Ps. 155.3	Ps. 101.7	Ps. 250.3	Ps. 199.8
Current Ratio (times)	Not Available	0.65x	0.81x	1.01x

Resources generated from, or used in, operating activities.    Resources generated from operating activities increased Ps. 1,330.3 million from a loss of Ps. 625.8 million in 2000, to a gain of Ps. 704.6 million in 2001. During 2000, we paid Telmex Ps. 1,255.5 million under our settlement agreement with Telmex that was deducted from the resources generated from operating activities. Resources generated from operating activities decreased Ps. 366.7 million from a gain of Ps. 149.0 million to a loss of Ps. 217.8 million in the first nine months of 2002 from the same period in 2001; this decrease was primarily due to the 11.2% of depreciation of the Peso against the dollar.

Resources used in, or generated from, investing activities.    Resources used in investing activities increased Ps. 647.9 million from resources provided of Ps. 104.6 million in 2000, to a use of resources of Ps. 543.3 million in 2001. This decrease was due to the purchase of equipment and to the payment of interest which was deducted from the escrow account. Resources used in investing activities were Ps. 302.8 million and Ps. 145.5 million in the first nine months of 2001 and 2002, respectively. The reduction was due to the payment of interest which was deducted from the escrow account, which was offset by a lower level of capital expenditures during the nine-month period ended September 30, 2002.

Resources used in, or generated from, financing activities.    Resources used in financing activities decreased Ps. 354.6 million from Ps. 462.4 million in 2000 to Ps. 107.8 million in 2001. In 2001, we received a revolving credit line from Banque National de Paris for Ps. 287.9 million and a credit line from Hewlett Packard de México, S. A. de C. V., for Ps. 139.7 million. Resources provided from financing activities increased Ps. 46.0 million from Ps. 168.6 million to resources of Ps. 214.6 million in the first nine months of 2002 from the same period in 2001; this increase was the result of the 11.2% depreciation of the peso against the dollar, which increased the amount in pesos of our dollar denominated debt.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

EBITDA was Ps. 519.3 million for the nine-month period ended September 30, 2002 as compared to Ps. 480.3 million for the same period in 2001. EBITDA as a percentage of revenue was 16.9% for the nine-month period ended September 30, 2002.

Material Commitments and Funding

The table below describes our current material commitments if the offers are not successful, including our debt service and operational obligations and our planned capital expenditures. If the offers are successful, we expect to be able to fund all of our material commitments from revenues generated from our operations.

	2003		2004		2005
	(in millions of Pesos(1))
Vendor financing	Ps.	79.3	Ps.	82.8	Ps.	8.7
Principal		67.9		77.8		8.2
Interest		11.4		5.0		0.5
Lease financing		27.5		18.6		1.7
Principal		24.5		17.8		1.7
Interest		3.0		0.8		0.0
Principal payments on long-term debt		—		—		—
Notes payments(2)		721.0		721.0		721.0
Operating leases		61.3		67.9		69.8
Capital expenditures		388.0		367.6		377.8

Total		1,277.1		1,257.9		1,179.0

(1)	Nominal pesos converted to U.S. dollars at a rate of 10.21 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on September 30, 2002.
(2)	Interest and principal payments on the existing notes.

The Existing Notes

In May 1999, we completed the offering of the existing notes. The existing notes pay interest semi-annually in cash in arrears on May 15 and November 15 beginning on November 15, 1999. An escrow account from the proceeds of the offering of the existing notes was created to guarantee the first six scheduled interest payments. The escrow account was exhausted on May 15, 2002, and the first cash interest payment that we had to make with our internally generated funds was due on November 15, 2002.

Our cash flow from operations was not sufficient to meet the interest payment on the existing notes due on November 15, 2002, and as a result, we have not made those payments. As of the date of this prospectus, we are 87 days overdue in making the November 15 interest payments on the existing notes. Since we did not make the November 15 interest payments within the payment grace period, the holders of our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the existing notes.

We had a revolving credit line from BNP for working capital purposes in the amount of $25.0 million. This facility was due on July 1, 2002, but we renegotiated with BNP an extension of the maturity of the credit line. On July 1, August 15, and October 1, 2002, we paid $12.5 million, $7.5 million and $2.5 million, respectively; the remaining balance of $2.5 million was paid on October 15, 2002.

Other Indebtedness

In August 2000, we received a credit line from Hewlett Packard de Mexico, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of September 30, 2002, the balance of such facility was $16.3 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with the Capita Corporation de Mexico, S.A. de C.V., with a balance as of September 30, 2002 of $4.9 million, payable within the next three years.

Credit Rating

On November 18, 2002 Standard & Poor’s lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22; it describes obligations which Standard & Poor’s believes are currently highly vulnerable to nonpayment. D is Standard & Poor’s lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that the payments will be made during the grace period.

On August 8, 2002 Moody’s Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that “based upon current long distance network asset valuations, Moody’s considers that debt holders face poor recovery prospects in a distress scenario”. Caa1 is the 4th-lowest rating category out of 22 used by Moody’s; it describes obligations which Moody’s believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 22; it describes obligations which Moody’s believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard & Poor’s recent downgrading and our failure to make the November 15, 2002 interest payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

These ratings are provided by Moody’s and Standard & Poor’s to help investors analyze the credit risks associated with fixed-income securities. Ratings also provide reliable, credible, and independent assessments of credit risk to investors. Moody’s and Standard & Poor’s, in determining ratings, consider empirical factors such as liquidity, profitability, and leverage as well as subjective factors such as the quality of management.

As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared and impeded our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has affected our trade payables and ability to obtain new customers.

Our total outstanding indebtedness bears interest at fixed rates and is dollar-denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Presentation of Financial Information

We prepare our financial statements in constant Mexican Pesos. This prospectus contains translations of certain Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that such Peso amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Solely for the convenience of the reader, Peso amounts have been converted into U.S. dollars at the rate of Ps. 10.21 per U.S. dollar, the rate of exchange effective on September 30, 2002, as published by The Federal Reserve Bank of New York. On February 10, 2003, the Noon Buying Rate as provided by The Federal Reserve Bank of New York was Ps. 10.99 per 1.00 U.S. dollar.

Unless the context otherwise requires, references to

(1)  “pro forma”, as of any date or for any period of presentation, unless otherwise indicated, give effect to the exchange and tender of the existing notes for the new notes and cash as if it had occurred as of any such date or at the beginning of the period presented, as the case may be, and as if the full amount of the maximum cash payment were paid pursuant to the cash payment options,

(2)  “fiscal”, “fiscal year” or “year end” refer to Alestra’s fiscal year ending on December 31 of each year, and

(3)  “dollars”, “US$”, “$” or “U.S. dollars” are references to United States dollars, and references to “Ps.” or “Pesos” are to Mexican Pesos.

Certain amounts which appear in this prospectus (including percentage amounts) may not sum due to rounding.

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 19 to the audited financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the years ended December 31, 2000 and 2001 and of total stockholders’ equity as of December 31, 2000 and 2001. See Note 4 to the interim financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the nine-month periods ended September 30, 2001 and 2002 and of total stockholders’ equity as of September 30, 2002.

Mexican GAAP also requires that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this prospectus is presented in constant Pesos as of September 30, 2002, unless otherwise noted. See Note 2 to the audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, such restatement does not wholly eliminate such distortions, and evaluation of period to period trends may be difficult. References in this prospectus to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. Since September 30, 2002, changes in Mexico’s inflation rate have been insignificant.

88

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, and Bulletin B-12, “Statement of Changes in Financial Position”. These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index, restating the components of stockholder’s equity using the Mexican National Consumer Price Index, and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets.

U.S. GAAP reconciliation

See Note 19 to the audited financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the years ended December 31, 2000 and 2001 and of total stockholders’ equity as of December 31, 2000 and 2001. See Note 4 to the interim financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the nine-month periods ended September 30, 2001 and 2002 and of total stockholders’ equity as of September 30, 2002.

Net loss under U.S. GAAP for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002 was Ps. 338.3 million, Ps. 452.7 million, Ps. 562.6 million and Ps. 1,119.5 million, respectively. The differences between net loss under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction and adjustments for the capitalization and amortization of pre-operating expenses.

Stockholders’ equity under U.S. GAAP at December 31, 1999, 2000 and 2001 and September 30, 2002 was Ps. 2,257.3 million, Ps. 1,804.6 million, Ps. 1,242.1 million and Ps. 122.1 million, respectively. The differences between stockholders’ equity under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction, adjustments for the capitalization and amortization of pre-operating expenses and the reclassification of minority interest.

DESCRIPTION OF ALESTRA’S BUSINESS

Alestra

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network.

Our telecommunications network interconnects with 169 cities throughout Mexico and consists of over 5,700 km. of backbone fiber optic lines, over 700 km. of metropolitan fiber optic lines and five fiber border crossings. We began providing data to our customers in May 1997 and internet services to our customers in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in the first quarter of 2001.

Our Strategy

To address our liquidity crisis and to maintain our viability, we have refocused our business strategy and implemented a number of short-term measures that we expect to result in significant cost savings in the second half of 2002 and in 2003. Key elements of these strategies include the following:

•
Restructuring our existing indebtedness.    To alleviate our liquidity crisis, we are offering you the new notes options and the cash payment options for your existing notes. We believe that this restructuring will lower our interest payments, align our debt service obligations with our current and projected cash flows and extend the maturity of a significant portion of our long-term indebtedness. This will increase the likelihood that we will generate enough cash to repay or refinance our long-term indebtedness.

•
Reducing our cost structure.    We have taken and will continue to take measures to lower our cost structure and to position ourselves to take advantage of any economic recovery in Mexico and the U.S., including reducing the size of our workforce, postponing annual inflation related wage increases, except for our lowest paid employees, scaling back or postponing capital expenditures and cutting marketing and training expenses. We expect to obtain significant cost savings in the second half of this year and in 2003.

•
Focusing capital expenditures on businesses that may offer more attractive margins and a short-to-medium term return.    We believe that the next phase of our capital expenditures program should be focused on businesses such as data and internet services. Moreover, we intend to make these investments using strict parameters including: entering into customer contracts with terms that ensure a return on our investment, expanding existing customer relationships by providing a broader portfolio of services and focusing on investment opportunities with immediate revenue growth potential.

•
Capturing the expected growth of the data and internet services sector.    Data and internet services is currently the fastest growing segment of our telecommunications business, and we believe that it is likely to provide a greater return on investment than our traditional voice services. As a percentage of our revenue, data and internet services has increased from 5.0% in 1999 to 14.0% in 2001 and to 18.0% for the nine-month period ended September 30, 2002. The expandable capacity of our network is well suited for digital private lines, internet access and transport and frame relay. As a result, we have targeted data and internet services as our primary focus for growth.

•
Capitalizing on the AT&T brand.    We market all of our services under the AT&T brand name. We believe that AT&T is generally recognized in Mexico as a global leader in telecommunications services and our use of the AT&T brand helps to differentiate our services from those of our primary competitors. We believe that the AT&T brand identity gives us a significant competitive advantage for obtaining and retaining customers.

•
Establishing strong relationships with our business customers and focusing our residential marketing efforts on high-usage customers.    We believe that medium and large business customers and high-usage residential customers are the highest margin customer segments in the Mexican telecommunications market and therefore we are focusing our marketing and resources on this customer segment. We believe that our telecommunications network and our broad portfolio of advanced long distance services, data and internet services and local service, similar to those offered by AT&T Corp., which we refer to as “AT&T”, worldwide, are particularly well-suited for these customers. Furthermore, the AT&T brand name and reputation for quality appeals to these customers.

Alestra’s operations

Domestic and international long distance voice service

Our basic service, the Servicio AT&T de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country/region in the world. This service covers both sent paid and collect calls to certain countries and destinations. We also provide international switched transit services to other international carriers, combining all of our direct interconnections and alliances to compete in the international market both in traditional and special transit.

As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

•
Operator services, home country direct services, calling card service and 800 services.    We offer a full range of bilingual operator assistance, direct connections between customers abroad and Mexico, calling cards services and toll free services.

•
Virtual network services.    To our business customers, we offer the AT&T Aria VNS Red Privada Virtual (“AT&T Aria VNS”) a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•
Global virtual network services.    This service is an extension of AT&T Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Data and internet services

We believe that a substantial part of our growth in the future will come from the data and internet services segment. Our primary data and internet services are comprised of the following:

•
Internet access and transport.    We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and domain name server. In addition, we offer transport services and port wholesale to internet service providers requiring connectivity to the internet in Mexico and globally.

•
Web services.    Our web services include: AT&T Internet always on, AT&T Internet high capacity, AT&T Web-hosting, AT&T Web Fácil, AT&T Email, Bulletin, Chat, Chat with moderator, Contact Form, Forums, Guestbook and Polling and e-Consulting.

•
Direct access.    We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

•
Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1).    This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S., to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes.

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Switched digital services.    For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for: videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

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AT&T frame relay.    Frame relay is an information transportation service based on packet switching technology, which has been designed specially to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used, and also providing transparency to any application, low delay times and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or an End to End scheme jointly with AT&T. Through our AT&T Frame relay anywhere users can access their corporate data network from remote sites, through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Internet Working, AT&T End to End Internet Protocol enabled FR and AT&T Full Channel Service. Each of these services allows our customers to consider AT&T the single point of contact for ordering, provisioning, billing and fault management.

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Global switched digital service.    This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

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AT&T Virtual private network services.    This service provides reliable and secure IP connectivity in a public “carrier class” network with the same performance and security options found in the more expensive customer owned private networks. This service allows customers to access their network via AT&T Dedicated VPN, AT&T VPN Remote Access, AT&T VPN in IDC (Internet Data Center) or AT&T IPSEC.

Our shareholders are currently analyzing the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. The AT&T global network is an advanced data network based on internet protocol which allows for point to multi-point international connectivity, and is centrally managed. These services will allow us to participate directly in AT&T’s global network and to offer our customers an international virtual private network with extensive geographic reach and consistent service delivery and quality. Currently we only have the ability to offer our customers a national virtual private network. If our shareholders determine that we should provide this new service, we expect that the services offered via the AT&T global network will gradually replace the current AT&T–Alestra bilateral international network. We believe that the ability to offer the same portfolio of data products in Mexico that AT&T provides to enterprise customers in the United States and elsewhere would provide us with a competitive advantage.

Local services

Our local telephony concession has been recently modified to allow us to offer a full range of local services throughout Mexico on a regional basis. Since early 2001, we have offered our local telephone service in Mexico City, Guadalajara and Monterrey by means of fiber optic or wireless digital trunks that connect directly with our customers. In 2003, we plan to begin the roll-out of local services in five additional local service areas. The modification of our local telephony concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program that provides 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns free of charge during the next four years.

Pricing and promotions

Our pricing for our long distance and value-added services offered to our business and residential customers varies depending on the type of plan or service chosen by the customer. Our business pricing strategy is based on voice, data and internet bundled offers. Our main commercial programs are AT&T Uniplan Práctico, AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra, and Enlace Total. Our five basic residential calling plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio.

All of our plans are tailored to customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and they are highly competitive with Avantel’s prices.

Alestra’s marketing

Alestra has developed a comprehensive marketing plan to increase revenue and to obtain profitability by fostering brand name awareness and increasing the customer base and customer retention. Alestra has designed its sales and marketing strategy to attract existing Telmex customers and to encourage customers of Avantel and other carriers to switch to Alestra, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. Alestra has adopted a segmented marketing approach, distinguishing between business customers and residential customers, and further distinguishing within those segments in terms of usage and type of customer.

Business Customers.    Alestra has a national marketing coverage through its presence in 26 cities and has nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. Alestra also has a value added reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending Alestra’s presence to 80 cities. In addition to basic services, Alestra offers to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. Alestra also delivers customized bundled offers, including value-added features such as fraud control and reports-on-demand. Alestra targets mainly four groups of business customers:

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Multinational Corporations and Maquiladoras.    Alestra benefits from AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Alestra’s account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale.

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Large and Affiliate Mexican Corporations.    Alestra characterizes large corporations as those accounts with a monthly consumption above Ps. 100,000. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom Alestra or its shareholders are or have been affiliated. Alestra actively markets to these entities and has been successful in attracting these companies as customers.

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Small and Medium-Sized Businesses.    Small and medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Small and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. Alestra believes that in most cases these companies are underserved by Telmex.

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Wholesale Services.    Alestra believes that its state-of-the-art, broadband network infrastructure positions it to be a leading provider of wholesale services to other telecommunications, Cable TV and data communications carriers. While such services are typically provided at a low rate per minute, the incremental cost is minimal. This allows Alestra to earn revenues from the excess capacity on its fixed-cost network infrastructure. Examples of wholesale customers include other competitive long distance carriers, wireless carriers and internet service providers.

Alestra also targets some other important segments, such as government, call centers and hotel chains, providing to each of these segments distinctive bundle offers which we develop to meet the customer’s specific telecommunication service needs.

Residential Customers.    Alestra’s residential marketing strategy is to target high-usage individuals and distinguish itself from other carriers by offering customized services. High-usage individuals tend to be professional or affluent individuals. Depending on their monthly usage, customers are classified as bronze, silver, gold or platinum. Benefits such as immediate customer service and personalized analysis and advice with respect to calling plans accrue to customers based on their classification.

Advertising and Public Relations.    Alestra believes that effective advertising stimulates demand for its services. Alestra believes that the high level of brand name recognition of AT&T in Mexico as of June, 2002, as determined by market research commissioned by Alestra, demonstrates in part the success of this promotional campaign. Alestra advertises using television, radio, newspapers and specialized business periodicals. In the past, Alestra has hired well-known Mexican celebrities as spokespersons, including members of the national soccer and Olympic teams and actors. In addition, Alestra also sponsored sports events and teams, educational programs and cultural activities. Currently a substantial part of our advertising materials are produced in conjunction with AT&T, using AT&T corporate TV advertising, allowing for both a more integrated image and substantial cost reduction.

Sales and distribution

Direct sales for business customers.    We maintain 20 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified and knowledgeable about our services. When marketing our services, the sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

We believe that the focused approach of our direct sales force favorably distinguishes it from Telmex, Avantel and other long distance providers in Mexico. Sales managers each manage sales representatives and account executives, who specifically focus on existing and potential accounts within a particular region. The direct sales force has access to several technical personnel for sales support services. We are able to provide our sales force with weekly sales information, and track sales of each of the departments against the objectives for each customer segment and account.

Telemarketing.    For the residential segment, we use a focused telemarketing effort. The telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on third parties for the majority of our telemarketing efforts and employ in-house telemarketing representatives and contracts with third parties for the services of additional telemarketing representatives. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives. We have recently stopped our telemarketing efforts for the remainder of the year as a cost containment measure.

Customer service

We have been able to distinguish ourselves from Telmex and Avantel by offering superior customer service. A survey is conducted on a periodical basis with Mexican consumers. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. The last survey was made in December 2001. By achieving a level of customer service superior to that of our competitors, we believe that we will attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support, as well as an operator service center to provide call processing assistance and two help desk (technical support) service centers, one for Internet and the other for e-Services. All centers are open 24 hours a day, 365 days a year.

At our customer service center, customer service representatives receive approximately 150,000 calls per month, and handle product and general service inquiries, billing inquiries, fault reports and technical support (help desk). We also have service representatives performing other activities related to customer care, such as ordering and loading new customers’ information into our database or back office activities, and changes in customer databases.

Our operator services center receives a monthly average of 400,000 calls attended by several operator stations. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling card or other services. Our operator services center seeks high customer satisfaction by providing ongoing training to our operators and management staff and by keeping services in level with world-class centers.

Customer activation, billing and collection policies

Activation.    At the time the salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database. Furthermore, we access a third-party database to which all carriers provide information and which is operated by NCS de México S.A. de C.V. to ascertain whether a prospective customer has amounts due over 30 days and over Ps. 150, or any amount 60 days overdue, to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation must be denied. If the credit history is acceptable, a representative from NCS de México S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

Billing.    Currently, we use an integrated billing system that includes network and customer support capabilities. Customers are billed monthly, and we have split our customer billing into 14 billing cycles. In addition, a second billing system is used for value-added services.

Also, we have installed a new state-of-the-art customer care and billing system, which will include, among other features, enhanced call center support like e-commerce, rapid development and deployment of any new service that we may add in the future, automated customer request tracking, bundling and an integration of multiple data and voice services.

We use a fraud management system that allows our fraud center to detect and prevent unauthorized use of our network through the use of programs that monitor and identify unusual activity. In addition, the fraud center uses an application developed to detect and analyze fraudulent cases using different profile solutions and statistical, financial, billing, traffic, and customer information.

Collection.    Bills for residential customers may be paid in cash at one of 7,069 bank branches, one of more than 117 Soriana supermarkets or one of more than 1,700 OXXO convenience stores located throughout the country. We are also able to receive payments in more than 1,446 public telegraph offices. We have the choice to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer.

Our collection efforts include recorded phone messages, past due mailed notices, telegrams to un-contacted accounts, personal calls to the customer and door to door collection, depending on the balance of past due amount and the amount of time that the amount is overdue. Within 31 days following the due date of an invoice, a request is made to NCS de México S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in its database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal process worthwhile, we commence legal proceedings.

Our network

Network components

We have invested more than Ps. 5,419.1 million in our technologically advanced fiber-optic network. Construction of the original design for the long distance network was completed in 1997. The network reliability in 2001 was 100% for our backbone, 99.99998% for last-mile solutions based on fiber optic equipment and 99.9997% for last-mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of-the-art technology. The network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network include:

•	over 5,740 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	approximately 718 route kilometers of metropolitan area fiber-optic facilities;

•	five Lucent “5ESS” digital switches (one switch is used for testing purposes);

•	three switches to provide local services; and

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twelve Cisco Systems ATM/frame relay switches; six “carrier-class” Cisco Gigabit Switch routers, twelve “carrier-class” Cisco Systems routers used for data services and internet connection; three routers for VPN services; and over 11,000 modems for Dial-Up services.

We have over 2,500 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City and 3 industrial parks in Ciudad Juárez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried over one meter below ground. Most of the metropolitan rings built by Alestra also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

Fiber-optics

Our inter- and intra-city fiber-optic network is 5,740 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing and Synchronous Digital Hierarchy architecture, known as “SDH”. The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey;

•	a central ring through Guadalajara;

•	a southern ring through Mexico City;

•	two inter-state segments in the eastern coast of Mexico that run from the central region to the northern part of the country;

•	four border-crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juárez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancún.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network to facilitate connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juárez. Alestra is the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio Texas, Nuevo Laredo and Reynosa in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology. SDH is the industry standard in transmission technology, which supports 2.5 gigabit per second transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure through the installation of additional electronics. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize three wavelengths with 5 gigabit per second.

Electronics and switching

We have deployed four Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City and Tijuana. These switches perform as international and domestic gateways. We have also deployed one 5ESS and two VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed two switches for testing purposes in Ciudad Juárez and Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combination of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

We have large points of presence, or POPs, in 30 cities within our long distance network, in addition to metropolitan, junction and regenerator sites. A “point of presence” is a location where we have installed transmission equipment that serves as a switching center or relay for the larger network. Our points of presence contain telecommunications equipment (switching and/or transport) and serve as interconnection points among our and others’ networks (including Telmex). Each switch and point of presence is housed in a concrete structure that is equipped with advanced power supply, air conditioning, security and fire protection systems.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other providers as well as providing advanced services.

To support the growing demand for data services, we have deployed an ATM/frame relay, VPN and an internet protocol network on our fiber-optic network. We have deployed twelve frame relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juárez, which interconnect with AT&T’s global frame relay network. Our internet protocol network is supported by 6 carrier class gigabit routers and 12 carrier class routers deployed in key points of presence and switch sites. Our internet protocol network interconnects with the global internet via AT&T’s WorldNet and UUNet internet services. Also our VPN infrastructure covering the cities of Mexico, Monterrey and Guadalajara provides access in these cities to Alestra’s VPN backbone with three Cisco routers.

Direct access

Our direct access facilities allow our customers to access our network directly and to avoid interconnection with local exchange carriers such as Telmex’s network. We have deployed metropolitan fiber-optic rings consisting of approximately 700 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juárez, Tijuana, San Luis Potosi, Querétaro, Leon and other cities, each of which has been deployed using an SDH ring or asynchronous transfer mode “ATM” architecture. To date, we have 27 metropolitan points of presence in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and 4 more are to be deployed in 2002. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities

We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo León, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos to provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our shareholders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 44 radio towers in our network. On these towers, we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our suppliers of digital microwave equipment include Alcatel, NEC, Marconi and Harris Corporation Telecommunication Systems and Services. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities

To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities from Telmex. In this way, we are able to address a large number of additional end-users efficiently. Capacity leased in this manner is paid as an installation fee on a monthly fixed-cost basis.

Network operations and services

Network operations

Alestra maintains a network operation center that is capable of monitoring the entire network. Network technicians have the ability to monitor the network and evaluate and respond to any technical difficulties promptly. Alestra is able to analyze the performance data generated by these systems in order to make the operating and design adjustments necessary to enhance individual network operations, including all call completions, call deliveries and the percentage of call failures. Alestra’s operations support system provides centralized performance, maintenance and operations data for its network and integration of the data for accounting, customer service, and other purposes.

Network maintenance

Alestra employs over 250 engineers, technicians and supervisors in order to provide service and maintenance for its customers and its network. The network has the ability to self-diagnose service interruptions and other faults, and to automatically notify technicians. Network and services engineers and technicians are available 24 hours a day, 365 days a year, to monitor the network and service engineers respond to customer problems.

Competition

To date, the SCT has granted concessions to approximately 20 long distance telecommunications companies in addition to Telmex and Telnor. Currently, approximately fifteen long distance concessionaires are offering commercial long distance service in Mexico.

The current level of competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and as new technologies are applied to the telecommunications industry. As a result of competition, prices for long distance calls have declined in real terms by approximately 60% from December 1996 to September 2002.

As a result of competition in the consumer market, customer attrition to other telecommunication service providers, or churn, has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers has contributed to a decrease in our churn rate of 18.8% on average per month in the beginning of 1998, to approximately 6.5% from 1999 to 2001. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription. Among our business customers, the churn rate is less than 2.0%.

Our main competitors are:

Telmex

Telmex, the formerly government-controlled telecommunications monopoly, has historically dominated the Mexican telecommunications industry. In December 1990, the Mexican government officially began the liberalization of the telecommunications industry by selling a controlling portion of Telmex’s equity. The Mexican government subsequently sold the balance of its holdings in Telmex.

At the same time it began the privatization of Telmex in 1990, the Mexican government amended Telmex’s concession for the provision of public, local and domestic and international long distance service throughout Mexico. Telmex was also granted an exclusivity period of six years in order to make the transition to competition in the long distance market. In August of 1996, the exclusivity period expired and the Mexican long distance telecommunications industry was officially opened to competition, although Telmex was not required to interconnect new carriers’ networks to its own networks until January 1, 1997.

Telmex has marketed its long distance services under its LADA brand. Telmex’s image in the marketplace has been associated in the past with delays, poor transmission quality and poor customer service, which has been reflected in the high number of claims filed against Telmex at the Procuraduría Federal del Consumidor (a Mexican public consumer protection agency serving a similar function as the U.S. Better Business Bureau). Telmex has spent significant sums on advertising to improve its brand image.

In the data and internet services market, Telmex has focused on services with higher market value such as internet dial-up. Telmex’s initial strategy was based on the acquisition of the Prodigy brand and its operation rights in Latin America under which Telmex launched its internet dial up service at the end of 1999. At the end of 2001, Telmex reported approximately 1.2 million Prodigy accounts. The Prodigy line of business was bolstered with its alliance with Microsoft and the launching of T1MSN in 2000. This alliance and launching allowed Telmex to compete with established portals like Terra and Esmas.com.

In the core data services market, Telmex has prevented competition in the business sector by exercising its monopolistic powers over the direct access local loop market and by protecting the long distance private lines and frame relay while developing new services such as its virtual private network. In the frame relay market, Telmex has promoted the frame relay technology which represents the major customer base in Mexico.

Telmex’s new strategy is to launch DSL Broadband service nationwide, which it started in Mexico City, Monterrey and Guadalajara. This service represents direct competition for dedicated internet in some market segments.

Avantel

Avantel started operations in 1996 though a joint venture between MCI International Telecommunications Corp. (45%) and Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. (55%). In 1999, Worldcom acquired MCI and joined the Avantel joint venture. In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries.

Avantel’s long distance backbone reaches 41 cities and it has approximately 5,000 miles of fiber optic lines installed. Avantel uses Nortel and Cisco technologies.

In the long distance market, Avantel has implemented a low price strategy in order to capture market share. Avantel’s portfolio of services are domestic long distance, international long distance, 800 services, and local service. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service.

Avantel’s data and internet services portfolio are frame relay, long distance private lines, local private lines, dedicated internet, internet dial up, virtual private network and web-hosting services.

Avantel is a direct competitor of Alestra.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. In 2000 Terra reported 450,000 internet dial-up accounts in Mexico. Terra has recently canceled its free internet service which represented more than 50% (over 300,000) of those internet dial up accounts. Terra has begun implementing e-commerce initiatives through the acquisition of Decompras.com, specializing in retail sales, and Deremate.com, specializing in consumer auctions. In addition, Terra has implemented new services such as shared hosting and unified messaging and has entered the internet advertising business through Terra portal.

In the beginning of 2000 Telefónica acquired Optel. Optel specializes in X.25, frame relay and dedicated internet. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”.

Telefónica data recently developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel to increase the coverage of service.

Finally, Telefónica recently acquired Pegaso, a wireless telephony provider with nationwide spectrum licenses, and Cedetel Group, a wireless telephony provider operating primarily in the northern regions of Mexico, allowing Telefónica to enter into the mobile telephone market and to compete directly with Telcel.

Telefónica is a direct competitor of Alestra in the data and internet services market.

Employees

At September 30, 2002, we employed approximately 2,000 people through our only subsidiary, Servicios Alestra, S.A. de C.V. In addition, Servicios Alestra S.A. de C.V. has also contracted with third-party agencies for services of additional employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents only 107 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and management believes that our relationship with our employees and union is good.

Properties

Our other principal properties consist of management and customer service offices located in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 63,000 square meters on which management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Insurance

Alestra maintains insurance policies customary for its industry (including insurance for losses resulting from hurricanes and earthquakes) with an insurance value up to $60.0 million (calculated on the basis of the maximum foreseeable loss) for each and every loss, with a single and combined limit. The fixed assets at each of Alestra’s locations are covered on a replacement cost or market value basis. Alestra also maintains a marine cargo insurance policy that protects against loss of up to $1.5 million per shipment, with a sublimit inside Mexico of $500,000 per shipment. Alestra maintains a comprehensive liability insurance policy with an insured limit of up to $15.0 million per event per location.

Legal proceedings

Alestra is involved in the following legal proceedings which, if resolved against it, may have a material effect on Alestra’s financial condition or operations.

Dominance of Telmex.

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and the Comisión Federal de Competencia (Federal Competition Commission), which we refer to as “Cofeco”, reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

In 1998, Cofeco issued a resolution that declared Telmex a “dominant carrier” in five telecommunications markets. As a result of this resolution, Cofetel issued a resolution setting forth specific obligations for Telmex with regard to rates, quality of service and information in its capacity as a public telecommunications network concession holder with “substantial power” in five relevant markets, in accordance with article 63 of the Federal Telecommunications Law on September 12, 2000. On May 11, 2001, Telmex was granted legal protection from this resolution. On May 20, 2001, Cofeco determined again that Telmex was a “dominant carrier”. On September 24, 2001, Telmex requested new legal protection against this resolution. On May 21, 2002, a Mexican federal court resolved that Cofetel’s resolution date September 12, 2000 was vacated as a result of the decision by May 11, 2001 resolution granting legal protection. Currently, only Cofeco’s resolution of May 20, 2001 is in effect, but is currently being appealed by Telmex. At each stage of the proceedings described above, we filed motions with Cofeco, Cofetel and the various Mexican federal courts supporting the position that Telmex is a dominant carrier with substantial power.

Rates of payment for 2001-2003.

In accordance with rules promulgated by Cofetel, Telmex negotiated with WorldCom, Sprint, and AT&T the international settlement rates for 2001, 2002 and 2003 and excluded us from the negotiation process. As a result, we had no input on the rates which were set and which, according to the rules promulgated by Cofetel, we would be expected to charge for the completion of long distance calls. On October 2, 2001, Alestra submitted a motion to vacate before the Court of Tax and Administrative Justice, the resolution issued by Cofetel on June 19, 2001, through which Cofetel approved the rates of payment for international long distance settlement rates for the years 2001, 2002 and 2003, agreed to by Telmex and WorldCom. This motion has not been resolved. Additionally, on October 18, 2002 we filed a second complaint before the same court requesting the court to vacate a new resolution issued by Cofetel dated August 6, 2002 modifying the international settlement rates for the years 2002 and 2003. We have filed these complaints because we would like to participate in negotiations of international settlement rates from which we have previously been excluded. We do not expect to incur any material costs if we lose these actions.

Cofetel resolved that traffic originated abroad, re-routed through Mexico and terminated outside Mexico must not be regarded as traffic in transit.

A large portion of our revenues from international long distance services are recognized on the basis of the “proportional return” regulations. According to these regulations, revenues related to incoming international long distance minutes are divided for recognition among Mexican carriers in proportion to the outgoing international traffic originated by each of the Mexican carriers. A resolution issued by Cofetel on May 21, 2002 attempts to limits our ability to re-route calls to any foreign countries originated outside Mexico through our system, which has allowed us to increase the number of outgoing minutes used to calculate our proportionate share of incoming international long distance calls. We have challenged the legality of the resolution on various grounds and the effect of the resolution on our business is uncertain at this time. In light of the Cofetel resolution, our pending legal challenge and uncertainty with respect to the potential retroactive application of the resolution, we currently do not intend to include the share of return traffic attributable to re-routed traffic in the calculation of our proportionate share of incoming international long distance calls for the current fiscal year. If this reduction is not offset by an increase in other international traffic, the exclusion of re-routed traffic from our proportionate share calculations could result in less incoming international traffic which could materially and adversely impact our revenues and financial results. Furthermore, the resolution may result in retroactive application. As a result of this potential retroactive application, in June 2002, Telmex alleged in a letter to us that, based on its assumptions, we owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, we entered into an omnibus agreement with Telmex in which, among other things, we settled this alleged liability, we reaffirmed our interconnection rates for 2003 and we made adjustments to certain other payments we are obligated to make to Telmex. We believe that the net effect of this agreement on us will be immaterial.

The city of McAllen, Texas has threatened suit regarding one of our five fiber border crossings.

The city of McAllen, Texas has indicated that it will file a complaint against us regarding one of our five fiber border crossings which is located in McAllen, Texas. We expect that the city of McAllen will claim that we have violated our right of way agreement with the city. While this fiber border crossing connects AT&T’s and our network, if the city of McAllen was able to terminate our right of way regarding this fiber border crossing, we may experience temporary difficulties and delays as we shift our international traffic that passes through this fiber border crossing to other fiber border crossings. Additionally, the city of McAllen has claimed that we owe it retroactive fees for the traffic which has passed through this fiber border crossing. While we believe that the city of McAllen’s claims are without merit, an adverse decision could adversely impact our network operations and impose costly fees on us.

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THE MEXICAN LAW OF COMMERCIAL REORGANIZATIONS

On May 12, 2000, the Ley de Concursos Mercantiles (Law of Commercial Reorganizations), which we refer to as the “LCR”, replaced the Ley de Quiebras y Suspensión de Pagos (Law of Bankruptcy and Suspension of Payments), which had been in effect since 1943, as Mexico’s reorganization regime. To date, the LCR has been largely untested, thus the manner in which it will be interpreted by Mexican courts and the impact it will have on the rights of debtors and creditors is uncertain.

Under the LCR, a debtor that fails to satisfy its debt payment obligations may be found insolvent and potentially subject to bankruptcy laws, thus subject to a reorganization proceeding. An insolvency declaration may be requested by the debtor, two or more of its creditors, or the public prosecutor. An entity will be deemed to be insolvent if (i) it fails to pay two or more creditors holding debt past due in excess of thirty days, and such past due debt represents 35% or more of all of the debtor’s liabilities as of the date of filing the under the LCR; and (ii) the debtor’s liquid assets, namely, short-term cash, securities, deposits or accounts receivable (realizable less than 90 days) are not sufficient to pay at least 80% of its past due debt as of the date of the filing. The determination of a debtor’s solvency or insolvency is made by a judge based largely upon an insolvency report made by a visitador (examiner) appointed immediately after the petition for an insolvency or bankruptcy proceeding is filed by the Instituto Federal de Especialistas de Concursos Mercantiles (Federal Institute of Commercial Reorganization Specialists), which we refer to as the “Institute”.

When the judge declares a debtor insolvent, unless the debtor requests a bankruptcy declaration, a conciliator is appointed by the Ministry of Communications and Transports, which may or may not be selected from the list of conciliators of the Institute, and the conciliation phase begins. In the conciliation phase the judge (i) orders the suspension of the payment of the debtor’s liabilities incurred before the proceedings began, except those deemed necessary for the debtor to continue its ordinary operations and its labor and tax obligations; (ii) sets the retroaction date, (iii) starts the creditor recognition process, and (iv) orders that all attachment orders and enforcement proceedings against the debtor’s assets be suspended. The conciliator arranges for the debtor and its recognized creditors to engage in negotiations to restructure and rehabilitate the insolvent company in accordance with the LCR. If a restructuring agreement is reached, it is presented before the judge for approval and the proceeding is terminated with the rehabilitation of the debtor. Any agreement among the creditors in the conciliation phase requires the support of the creditors of the debtor holding at least 50.1% of the aggregate principal amount of the debtor’s unsecured outstanding indebtedness. The Mexican Ministry of Communications and Transport has the right to veto any restructure agreement involving a telecommunications company operating under a concession regime.

During the conciliation phase, the debtor continues to manage its affairs under the supervision and oversight of the conciliator, subject to certain restrictions. Removal of the debtor’s management at the request of the conciliator is provided for in certain circumstances, in which case the conciliator assumes management. The Mexican Ministry of Communications and Transport may also request the removal of the management of a telecommunications company operating under a concession regime and nominate its replacement if deemed necessary to guarantee the preservation and continuity of the business. The conciliator may request that the debtor’s operations be terminated, in whole or in part, temporarily or permanently. At the request of third parties, assets owned by such third parties in the possession of the debtor may be segregated from the proceedings. Monetary obligations of the debtor denominated in Mexican currency are accelerated and are converted into investment units (Unidades de Inversión) which is an accounting unit linked to the Peso and the inflation rate in Mexico. Monetary obligations also stop bearing interest, except in the case of ordinary interest bearing debts secured with real estate collateral (in which case interest accrues up to the value of the collateral). Subject to certain exceptions, monetary obligations denominated in a currency other than Mexican Pesos, are converted into Mexican Pesos and then converted into investment units.

The conciliation phase has an initial duration of up to 185 days and may be renewed for two 90-day periods, subject to certain requirements. If the conciliation phase is not successful, a bankruptcy declaration is entered. A bankruptcy declaration may also be entered at any time during the conciliation phase at the request of the debtor or the conciliator. During the bankruptcy phase, the debtor’s business and its assets are liquidated and the proceeds use to pay recognized creditors. The SCT will appoint a receiver for this purpose, who also replaces the debtor’s management. The receiver will administer the assets of the debtor and take the necessary measures for their preservation, pending realization. The receiver sells the debtor’s assets, mainly through public auction. Bankruptcy payment to creditors with the liquidation proceeds is made in accordance with the LCR rules regarding ranking and priority. The proceeds are paid in accordance with the receiver’s proposal, subject to the judge’s approval. A bankruptcy judgment (i) suspends the rights and obligations of the bankrupt company, pending liquidation and payment to recognized creditors; (ii) obligates the bankrupt company, its officers and managers to turn the possession and management of the assets and rights of the company over to the receiver, except for those considered by the LCR as non-sellable and non-attachable assets; (iii) orders all third parties which at such time are holding failed company assets to deliver them to the receiver, and (iv) enjoins debtors of the failed company from paying their debts without prior authorization. If we enter into a conciliation phase, we cannot assure you that an agreement with our creditors will be reached. At least 50.1% of all creditors must agree to the terms of the conciliation.

As stated above, at least 50.1% of all the debt owed to unsecured creditors must agree to the terms of the restructuring agreements reached during the conciliation phase. Pursuant to the LCR, any such restructuring agreement is required to treat all unsecured debt equally.

Since the LCR has been recently enacted and its provisions affecting debtors’ and creditors’ rights have not been fully tested in court, we cannot predict whether the actual implementation of the above structural and procedural descriptions of the LCR by either Mexican courts or the SCT will be consistent with our interpretation of the statute.

SUPERVISION AND REGULATION OF THE MEXICAN
TELECOMMUNICATIONS INDUSTRY

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the Ley de Vías Generales de Comunicación enacted in 1940, the Reglamento de Telecomunicaciones enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks; the establishment of technical standards for the provision of telecommunications services; and the granting, revocation and modification of concessions and permits.

A new federal telecommunications bill was under review by the Parliamentary Telecommunications Committee, which consists of senators and deputies of the Mexican Congress. The telecommunications industry, academic institutions and the government were involved in this review. The results of this review were delivered to the Congressional Communications Committee in August 2002. The results included several procompetitive proposals which we believe would benefit us, and the Committee is now in the process of reviewing the results. It is likely that the new federal telecommunications bill will be submitted to a vote in the Mexican Congress early this year, depending on the political environment. In addition, an alternate bill proposal has been submitted to the Mexican Congress, which would eliminate most of the procompetitive proposals in the current draft and which could have a negative impact on the competitive telecommunication providers in Mexico.

The SCT is the government agency responsible for regulating telecommunications services and was the exclusive authority until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, consisting of four commissioners appointed by the President of Mexico, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, non-discriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. The SCT has retained the authority to grant all concessions and permits as well as the imposition of fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and granting of new concessions and permits, but the SCT has the final decision making power on these issues.

Under the Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is primarily responsible for:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations due to the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunication service providers;

•	resolving any differences amongst concessionaires in interconnection negotiations;

•	conducting public biddings of spectrum;

•	administering the numbering resources and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed, among other responsibilities.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that Telmex was obliged to provide interconnection points for 200 cities in accordance with a rollout schedule before 2001, beginning on January 1, 1997. The rules also stated that Telmex was obligated to interconnect all the cities of the country which have at least one switch with routing capability in the year 2001. Currently, Telmex has provided interconnection points in the 200 local service areas referred above. However, no additional areas have been added since, and Telmex has argued that there is no switch with routing capability left.

In June 1996, the SCT released rules with respect to the provision of long distance service, together with basic technical plans for numbering and for signaling, that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include the access to the special codes, emergency numbers and the data base directory services. The rules for local service also define the program for the “calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service and the guidelines for the consolidation of local service areas.

Certain important aspects of the Telecommunications Regulations and regulatory framework require clarification and are being revised, and could ultimately be addressed in the new federal telecommunications bill which his being reviewed by the Congressional Communications Committee, including matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, long distance service, the universal fund, local service and allocation of the spectrum. There is no assurance that the new federal telecommunications bill, if passed, would have the effect of fostering a pro-competitive environment. Further, the application and further implementation of the Telecommunication Regulations may also give rise to additional legal challenges.

Alestra’s concessions

Telecommunications public network concession.    We obtained our telecommunications public network concession on December 6, 1995. Through this concession, we are able to provide long distance telephone service, and by a later amendment, since May 30, 2000, local services in Mexico City, Monterrey and Guadalajara. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services that are the subject matter of the concession (local and long distance);

•	the geographical region in which we may provide the services;

•	the term of the telecommunications public network concession; and

•	other rights and obligations affecting us.

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Law of Foreign Investment), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the Comisión Nacional de Inversiones Extranjeras (National Commission of Foreign Investments). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the Comisión Federal de Competencia (the “Federal Competition Commission”). Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, such period is calculated from the date of issuance of the long distance concession. After such period elapses, the SCT, with the prior favorable opinion of the Federal Competition Commission, may authorize the proposed transfer under certain conditions for the assignee.

Wireless concessions.    In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10 GHz frequency band covering the regions 4, 6 and 9 that contain Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos except for retained cities.

Under the 10 GHz concessions, we were asked to provide point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides by the end of September 2000. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension of the term until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress.

On July 19, 2002, Alestra filed a report before Cofetel regarding the implementation of a 10 GHz. point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, Alestra has fulfilled its commitments to provide signal coverage for the 30% of the population that resides in the municipalities or delegations or regions 4, 6 and 9.

Concession maintenance requirements.    Our telecommunications public network concession and our wireless concessions may be terminated pursuant to the Federal Telecommunications Law upon:

•	expiration of their terms;

•	our resignation;

•	their revocation;

•	governmental taking; or

•	our liquidation or bankruptcy.

A wireless concession may also be revoked for the following reasons:

•	on behalf of public interest;

•	for national security reasons;

•	for the introduction of new technologies;

•	solving interference problems; and

•	to fulfill international agreements and treaties subscribed by the Mexican Federal Government.

In the event of our bankruptcy our concession would be immediately terminated.

In addition, the Federal Telecommunications Law provides that our telecommunications public network concession and our wireless concessions may be revoked by the SCT prior to the end of their terms under certain circumstances, including:

(1)  unauthorized or unjustified interruption of services;

(2)  taking of any action that impairs the rights of other concessionaires or permit holders;

(3)  failure to comply with the obligations or conditions specified in the telecommunications public network concession or wireless concessions;

(4)  failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

(5)  loss of our Mexican nationality;

(6)  unauthorized assignment, transfer or encumbrance of the telecommunications public network concession or wireless concessions;

(7)  failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions; or

(8)  failure to comply with the terms established by the concessions for a period of 180 days from when the concessions were issued.

The SCT may only revoke a concession under the circumstances referred to in clauses (1), (2), (3) and (7) above after it has imposed sanctions at least on three occasions on the concession holder, and the violation has recurred. In the events described under clauses (4), (5), (6) and (8) above, the revocation is immediate.

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and the wireless concessions require us to meet certain buildup targets. Under the terms of the telecommunications public network concession, by December 31, 2000, we were required to provide services in nine additional cities with our own infrastructure. Based on the conditions of the market, during 2000, we filed a petition to SCT asking for authorization to replace those cities. The SCT, acting upon the recommendation of Cofetel, is the only body with the authority to modify the geographical coverage requirements in the telecommunications public network concession. As of July 13, 2001, Cofetel granted our petition authorizing such modification without any sanction.

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for imminent harm to the national economy. Under Mexican law, the government would be obligated to compensate Alestra in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the amount appraised, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, that determination would be made by an independent appraiser, who would be appointed by the competent court.

Local service

On October 15, 1999, we filed a petition with the SCT, requesting an amendment to our telecommunications public network concession, in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell, Unefon, Telcel and Pegaso. Also, during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which will be our main driver to reach the residential market. We will continue to expand our commercial market by the introduction of our local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of our local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain an authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico. The modification of our concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program by providing 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns free of charge during the next four years.

Tariffs, anti-competitive practices and interconnection

Tariffs.    Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, adjusted by a productivity factor (4.5% from 1999 through 2002). Within the basket, Telmex is allowed to move the tariffs up as long as the price of the basket remains under the cap and to move tariffs down, provided they remain above the long run incremental cost of each service. Cofetel has begun the Telmex price cap review process for the 2003 through 2006 period.

Telmex’s tariffs for domestic long distance declined in real terms more than 60% from December 1996 to December 2001, either because Telmex did not increase its prices to account for inflation or, in some cases, through price decreases due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices.    Telecommunication service providers are prohibited by law from adopting discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality;

•	competitiveness;

•	security; and

•	length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (Federal Law of Economic Competition), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and Cofeco reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

Long distance-to-local and local-to-local interconnections.    Under Mexican regulations, local telephone concessionaires must enter into interconnection agreements with local and long distance concessionaires, pursuant to which the local operator is obligated to route calls from customers to the local or long distance carrier of their choice. The local carrier would be obligated to route those calls to the switches of the call recipient in the same local area of its origination (in the case of a local call). The long distance carrier would be obligated to route those calls to local switches in the area of the call recipient (in the case of a domestic long distance call) or to the appropriate international network (in the case of an international long distance call).

Our “long distance-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our long distance network with Telmex’s local network. This interconnection agreement has an initial term that expired on January 1, 1999. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively.

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network. The interconnection agreement had an initial term that expired on September 15, 2002. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. We have not reached a new agreement with Telmex.

Among other events, the interconnection agreements may be terminated if we suffer a substantial default under the interconnection agreement.

During 2001, we, as a local and long distance provider, entered into interconnection agreements with other local and long distance providers.

International settlement

The international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers have been subject to intense downward pressure due to competition and to regulatory factors, including initiatives by the United States and other regulators. Telmex negotiated with AT&T rates for 1998 of $0.37 per minute, $0.31 per minute for the first half of 1999 and $0.19 starting on July 1, 1999 until December 31, 2000 (an average of $0.25 in 1999). For 2001 through 2003 Telmex originally negotiated the applicable settlement rates with MCI International Inc. and IBD Worldcom Services, Inc. ($0.155 for 2001, $0.135 for 2002 and ($0.10 for 2003)). We challenged those rates. In 2002, Telmex, MCI International Inc., IBD

Worldcom Services, Inc. and AT&T reached an agreement for the settlement rates applicable to 2002 and 2003. Alestra has agreed with AT&T to apply the same rates. The agreed rates are: (i) from January 1 to February 28, 2002, $0.135, (ii) from March 1, 2002 to December 31, 2003, a differentiated settlement rate scheme applies depending of the city of termination in Mexico, and the rates are $0.055, $0.085 and $0.1175. For traffic terminated in the U.S. a settlement rate of $0.055 is applied. On August 8, 2002, Cofetel approved the new agreement for international rates. Currently, we are reviewing the validity of the resolution. The United States Trade Representative (USTR) continues to press for the elimination of the 1996 international long distance rules and has initiated a case before the World Trade Organization (WTO).

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective. Pursuant to the international long distance rules issued by Cofetel in December 1996, the concessionaires that route traffic into and out of Mexico must apply uniform settlement rates and “proportionate return systems”. “Proportionate return system” is a methodology for allocation of incoming international long distance calls from other countries among the various Mexican carriers, which is determined by the proportion of the total calls each carrier generated.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España and British Telecom, are similar to agreements each Mexican long distance carrier has with corresponding foreign carriers. These agreements govern the rates of payment by Mexican carriers to the foreign carriers for the exchange of international traffic in connecting international calls billed in Mexico, and by the foreign carriers to Mexican carriers for the exchange of international traffic in connecting international calls billed abroad. Mexican regulation provides that these rates must be uniform among the Mexican carriers, and must be negotiated by the carrier that has the highest market share in each international route.

Under the international long distance rules, Cofetel adopted rules providing for proportionate return among the various Mexican carriers. A committee composed of Mexican long distance carriers determines on a monthly basis the proper allocation of incoming long distance call attempts from a specific country for the next month for each Mexican carrier, based upon each Mexican carrier’s percentage of outbound international calls (based on revenues) to a specific country during the month ending one month earlier.

The international long distance rules establish that the proportionate return regime traffic system can be revised. Cofetel may allow international inbound traffic volumes settled to Mexican carriers out of proportional return system under some specific conditions, this requires to change the current international long distance rules.

Pursuant to Cofetel regulations, the only legal way to transport public international switched long distance minutes into Mexico is via the international settlement rate system described in the previous paragraph. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international settlement rate system, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic calls, thus avoiding the payment of settlement charges. On December 29, 2000, as part of the Settlement Agreement, we, Telmex, Telnor and Avantel signed an agreement to seek to eliminate traffic that bypasses the international settlement rate system. This part of the Settlement Agreement became effective on January 1, 2001 and since that day we have been working to eliminate the so called bypass traffic.

Off-net charges

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of the 169 cities where we currently originate traffic. These traffic minutes represented about 18% of our revenues and total minutes of traffic.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the Settlement Agreement. For the period from January 1, 2000, to September 30, 2000, our off-net charges were Ps. 1.00 per minute.

For the period from October 1, 2000, to December 31, 2001, the off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. On December, 2001, during the negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2002, we agreed with Telmex to continue off-net charges at the lower of 75% of Telmex’s lowest rate available in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. We have recently agreed with Telmex to apply these rates in 2003.

Third-party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly in excess of those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 16, 1998, every carrier began to submit to the third-party independent verification company NCS de México S.A. de C.V. the name and number of each customer such carrier acquired. NCS then independently called each customer to verify that the customer had voluntarily chosen the carrier who submitted such customer’s name. Since February 1999, a representative of NCS is patched into the call while the customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 7.0% per month in the first nine months of 2002; and we believe it will continue to decrease.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except that billings for telephone services on cities that border the United States or cities located within certain states or municipalities are subject to value-added tax of 10.0%. Alestra includes this charge on all Mexican bills and is obligated to remit this amount monthly to the relevant taxing authority.

ALESTRA’S MANAGEMENT

Executive officers

The following are the executive officers of Alestra, their ages and their current positions with Alestra:

Name of Executive Officer	Age	Position	Time in Current Position
Rolando Zubirán Shetler	50	Chief Executive Officer	4 years, 1 month
Patricio de la Garza	48	Chief Financial and Administrative Officer	3 years, 1 month
Alvaro Fernández	34	Vice-President, Consumer Small Business Market	3 years, 4 months
Eduardo Morali	50	Vice-President, Business Market	3 years
Raúl Ortega	46	Chief Public Affairs & Legal Officer	7 years
Alejandro Irigoyen	50	Chief Operations and Systems Officer	3 years, 1 month

Directors

Our direct equity holders are AT&T Mexico and Onexa. Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The Board is responsible for the management of Alestra.

Set forth below is certain information concerning the directors of Alestra.

Name of Director	Age	Position	Designated by	Time in Current Position
Dionisio Garza Medina	49	Chairman of the Board	Onexa	6 years, 10 months
Ignacio Aldonza Goicoechea	42	Director	Onexa	8 months
Victor Goyenechea	52	Director	Onexa	1 year, 3 months
Armando Garza Sada	45	Director	Onexa	1 year, 3 months
Ricardo Guajardo Touché	54	Director	Onexa	6 years, 2 months
Geoffrey Stephen Webster	36	Director	AT&T Telecom Mexico	10 months
Justin Sims	38	Director	AT&T Telecom Mexico	10 months
Lee Anne Lowman	51	Director	AT&T Telecom Mexico	10 months

Biographies of Senior Management

Rolando Zubirán Shetler is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and other various positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Patricio de la Garza is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he had various managerial positions. Mr. de la Garza has been with us since our inception in 1995 starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey and he also attended the Instituto para la Alta Dirección de Empresas.

Alvaro Fernández is the Vice-President of our Consumer Small Business Market. Mr. Fernández has been with us since our start in 1996 and has held several positions including marketing director and strategic planning director; before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. Fernández holds a Bachelor Degree in Economics from the University of Notre Dame, a Masters Degree from Instituto Tecnológico de Estudios Superiores de Monterrey and an MBA from Georgetown University.

Eduardo Morali is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry with one year in telecommunications. He has served as President and Chief Executive Officer of NCR Mexico and as Latinamerica Sales Vice President of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor Degree in Business Administration from Universidad La Salle and he got a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications and trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C., with an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he had various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Biographies of Directors

Dionisio Garza Medina currently serves as Chairman of the Board and Chief Executive Officer of Alfa, one of the most important companies in Mexico. He has held this position since March 1994. Over the course of his more than 25 year career at Alfa, Mr. Garza has held various planning and operations positions. Additionally, he served as President of Sigma, Alfa’s food group from 1990 to 1993. He was President of Empaques de Cartón Titán, a subsidiary in the paper and packaging business, from 1987 to 1989. Mr. Garza currently sits on the Board of Directors of several prominent Mexican companies, including Cemex, Vitro, Cydsa and Seguros Comercial América. Additionally, Mr. Dionisio Garza is a member of the Mexican Board of Businessmen and the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies. He is also a member of the Board of Directors of the Associates of the Harvard Business School and a member of the

Advisory Committee of the New York Stock Exchange (NYSE). He serves as Chairman of the Board of the Universidad de Monterrey. He is also a member of the Young President’s Organization, Monterrey Chapter, where he served as President from 1991 to 1992. Mr. Garza holds both a Bachelor of Science and a Masters degree in Industrial Engineering from Stanford University, and is a member of the Tau Beta Pi Honor Society of Engineers. At Stanford, Mr. Garza received the F. Terman award, granted to the top 5% of students at the school of engineering. Mr. Garza also holds an MBA from the Harvard University Graduate School of Business.

Ignacio Aldonza Goicoechea is the General Director of Operations and Systems at BBVA. Prior to holding his current position, he oversaw the operations and systems of the companies of Afore de Latinoamérica of Grupo BBVA. Mr. Goicoechea joined BBVA in 1988 and has held several positions in the Operations and Systems area since that date. Mr. Goicoechea holds an engineering degree from the Escuela de Ingenieros de Bilbao, Spain, and a M.B.A. from the Instituto de Estudios Superiores Empresariales de España.

Victor Goyenechea is the Associate General Director of Banco Bilbao Vizcaya Argentaria (“BBVA”) in Madrid, Spain, and is director of several companies including Telefónica Móviles, TELESP, Corporación IBV, Landata, Teltronic and Hispasat. Prior to his current position at BBVA, Mr. Goyenechea was the Associate General Director of Industrial Participations, in charge of the areas of Telecommunications and Internet, also at BBVA. From 1974 until 1986, he was the General Sub-Director of Industry at Teléfonica de España, S.A. Mr. Goyenechea holds a degree in economics and business science from the administration from the Universidad Comercial de Deusto.

Armando Garza Sada is the president of Alfa’s Divisions Versax and Onexa. From 1993-1999 he was President of Sigma, Alfa’s food division. Prior to Sigma he held other executive positions, including Vice President of planning for Alfa and President of Polioles and Selther. Mr. Garza is an active member of the Board of several Mexican firms including Alfa, Coca-Cola Femsa, Especialidades Cerveceras, Gigante, Hispanic Teleservices Corporation, Lamosa, Liverpool, MVS, NFL Mexico, Pyosa and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (Private Sector’s Economic think tank). He is also a board member of ITESM and MARCO (Monterrey’s museum of modern art) and a member of the Stanford Business School Alumni Association and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a BS in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

Ricardo Guajardo Touché is the Chairman of the Board of Directors of Grupo Financiero BBVA Bancomer. He has over 25 years of experience in financial related responsibilities and has been the Chief Executive Officer or CEO, of companies such as Valores Monterrey, S.A. de C.V., from 1980 until 1991, when he joined Grupo Financiero Bancomer as CEO. Mr. Guajardo is a board member of several companies or institutions such as Fomento Económico Mexicano, Instituto Tecnológico de Estudios Superiores de Monterrey, VAMSA, Transportes Marítimos Mexicanos, Grupo Industrial Alfa, El Puerto de Liverpool, Grupo Aeroportuario del sureste, and Alestra. Mr. Guajardo has an Electrical Engineering degree from the University of Wisconsin, Madison, as well as from the Instituto Tecnológico de Estudios Superiores de Monterrey, and a Master of Business Administration or MBA, from the University of California at Berkeley. He was President of the Mexican Bankers Association during 1993.

Geoffrey Stephen Webster as AT&T’s International Ventures Vice President has overall responsibility for all AT&T activities in the International Ventures Organization. These activities include managing the investments in, and the commercial interfaces with, AT&T Canada, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new AT&T international strategy unfolds. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the overall business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Justin Sims has been the vice president of AT&T’s wholesale business since April 2002. In that position, he manages all U.S. wholesale customers, negotiates international termination of minutes and manages “correspondent’s relationships” with all non-U.S. headquartered wholesale customers. In addition, Mr. Sims’s team manages the systems, route management and settlement rates that support the 18 billion international voice minutes that AT&T carries each year. His team also guides AT&T’s wholesale business planning, sales operations and strategy. AT&T’s wholesale business generates approximately $4 billion in annual revenues. Mr. Sims has a BS in business studies from Lancaster University.

Lee Anne Lowman is the Financial Vice President of AT&T’s International Operations, supporting AT&T’s international investments including AT&T Latin America, AT&T Canada, Alestra and Shanghai Symphony Telecom Pudong. Ms. Lowman received her BA from Miami University, Oxford, Ohio and her MBA from Capital University, Columbus, Ohio. She began her career with the Ohio Bell Telephone Company in 1973 and has subsequently held a variety of financial and operational positions at AT&T.

Statutory auditor

Under Mexican law, the statutory auditor reports to the stockholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors and generally reviews the affairs of Alestra. The statutory auditor is also authorized to:

(1)  call ordinary general meetings or extraordinary general meetings of stockholders,

(2)  place items on the agenda for general meetings of stockholders and meetings of the Board of Directors, and

(3)  attend general meetings of stockholders and meetings of the Board of Directors (without the right to vote).

The statutory auditor also receives monthly reports from the Board of Directors regarding material aspects of Alestra’s affairs, including Alestra’s financial condition. The statutory auditor is elected for a term of one year at the annual ordinary general meeting.

Compensation of directors and officers

For the year ended December 31, 2001, we paid an aggregate compensation of approximately Ps. 32.2 million to our executive officers and directors as a group for services in all capacities. As of December 31, 2001, we have accrued pension benefit and similar liabilities of Ps. 33.0 million.

CONTROLLING SHAREHOLDERS

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its shares through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2001, Alfa’s total assets amounted to Ps. 69.9 billion, with annual sales of Ps. 46.3 billion and operating income of Ps. 3.8 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, Internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and Internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance.

BBVA Bancomer is a leading commercial and retail banking institution serving more than nine million customers in Mexico. BBVA Bancomer is the principal subsidiary of BBVA Bancomer, a Mexican financial services holding company. BBVA Bancomer is the product of a merger in July 2000 between Grupo Financiero BBV-Probursa, S.A. de C.V. and Grupo Financiero Bancomer, S.A. de C.V. GFBB’s controlling shareholder is Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), a leading Spanish bank.

BBVA Bancomer conducts a wide range of commercial and retail banking activities in Mexico, through its nationwide network of more than 1,750 branches. In 2001, BBVA Bancomer had net income of Ps. 5,162.9 million, total assets of Ps. 421,430.9 million, total deposits of Ps. 328,592.1 million, and total stockholder’s equity of Ps. 37,461.2 million.

We recently restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of September 30, 2002, AT&T Mexico holds 2,631,978,306 shares of our common and N stock and Onexa holds 2,739,405,992 shares of our common and N stock.

The existing notes are not and the new notes will not be guaranteed, secured or otherwise supported by Alestra’s equity holders.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into the joint venture agreement with our equity holders, AT&T, Alfa, Onexa and Bancomer, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

Joint venture agreement

Relations among Alestra, its equity holders and its direct equity holders’ beneficial owners are governed by the terms of the joint venture agreement among Alfa, AT&T, AT&T Telecom Mexico, Bancomer, Onexa and Alestra. Under the joint venture agreement, as amended, and certain other related agreements the equity holders have agreed to provide to Alestra scheduled capital contributions, operational support in the form of employee loans and consulting arrangements, license of the AT&T mark and correspondent services. As of April 15, 1999 the equity holders had exceeded the amounts owed under the scheduled capital contributions of the joint venture agreement. Neither our equity holders nor their parent companies have any obligation to provide further capital contributions to us.

Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Telecom Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office.

In addition, under the joint venture agreement as amended, a number of actions we take are subject to approval by each of AT&T Telecom Mexico and Onexa. Actions that require this joint approval include:

•	approval or modification of the annual budget or the business plan;

•	the making of certain capital expenditures;

•	any affiliate transaction not provided for in the joint venture agreement if such transaction exceeds $5.0 million;

•	the election of the chief executive officer and the approval of any compensation plan or grant for the chief executive officer and other officers;

•	the initiation, prosecution and/or settlement of any claim or legal proceeding in an amount in excess of $1.0 million;

•	the entry into or amendment or termination of contracts with our customers that have a term greater than 36 months or a value of greater than $20.0 million;

•	the modification of our financial policy, including

•	any agreement, lien or guarantee of indebtedness we may make to a third party and

•	the incurrence of debt not provided for in our annual budget or business plan;

•	our entry into or acquisition of another person, or any asset sale not in the ordinary course of business the proceeds of which would be in excess of $10.0 million;

•	the modification of our dividend and distribution policy;

•	any issuance of debt or equity in a public offering;

•	the approval of any changes to the timing and amounts of mandatory capital contributions;

•	decisions with respect to the trade or service marks AT&T licenses to us, or our other trade or service marks;

•	the approval of any matter involving an amount in excess of $3.0 million in the individual or $12.0 million in the aggregate per year; and

•
an indirect transfer by a parent of any of the outstanding equity interest in the direct equity holder of which it is the parent, pursuant to a public offering or our dissolution and termination of the joint venture agreement.

AGN Principles Agreement

On or prior to the commencement of the offers, AT&T Corp., Alfa, BBVA Bancomer and Onexa will enter into the AGN Principles Agreement in which the parties will agree to analyze over the next four months the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. If the parties determine that it is mutually beneficial to AT&T and Alestra to provide these new services, then AT&T will design, monitor and manage the AT&T Global Network and we will operate it in Mexico. These services will allow us to participate directly in AT&T’s global network and allow us to offer our customers an international virtual private network. Currently, we only have the ability to offer our customers a national virtual private network. If the parties agree, and absent customer objection and subject to a few exceptions relating to large customers to whom AT&T is already providing these services, AT&T will assign the performance of the portion of AT&T’s services that are provided through the AT&T global network in Mexico to us.

Additionally, regardless of whether the parties determine that it is mutually beneficial to AT&T and us for us to provide these new services, our shareholders will agree that we will be appointed as a reseller of AT&T’s managed data network services which run on a global frame relay network and a reseller of its enhanced virtual private network services which run on the AT&T global network. The parties will consider the feasibility of making Alestra the exclusive re-seller of these services in Mexico. Subject to certain exceptions and conditions, the parties will also agree that AT&T will assign to us performance in Mexico and revenue related to customer support functions such as pricing and account management for all managed data network services and enhanced virtual private network services which are ordered by AT&T customers.

Other relationships and related transactions

Fee description

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. Alestra uses the AT&T service mark to identify and promote its long distance telephone service pursuant to a license agreement with AT&T. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to Alestra’s profitability. The license agreement is for a nine-year term expiring on October 16, 2004 and may be renewed by mutual agreement for additional five-year terms. AT&T may terminate the license agreement in its sole discretion upon certain changes in ownership, if Alestra fails to abide by certain quality control standards or if Alestra misuses the AT&T brand and in certain other circumstances.

Alestra relies on AT&T to provide certain interconnection services. Pursuant to an international interconnection service agreement between Alestra and AT&T, both parties have agreed to provide and maintain direct telecommunications service between Mexico and the United States. This agreement also establishes the routing of service and provision of facilities specifies the technical standards and methods of operations identifies the method of calculating the settlement rates and charges and provides for billing and collection procedures. This agreement may be terminated if either AT&T or Alestra fails to pay the net balances due with respect to the settlement payments or upon a material breach by either party.

In addition, Alestra has entered into a number of agreements for the provision of various professional consulting and support services relating to the maintenance and operation of the network with AT&T, AT&T Telecom Mexico, AT&T Global Communications Services, Inc., Onexa, Bancomer, Alfa and Alfa Corporativo S.A. de C.V. (“Alfa Corporativo”) These agreements set forth the terms and conditions upon which Alestra shall receive support services such as:

•	administrative services;

•	financial, accounting and information management and planning assistance;

•	tax services;

•	personnel planning;

•	marketing, public and governmental relations; and

•	legal, economic, general corporate and other services.

In particular, under a support services agreement between AT&T and Alestra, AT&T has agreed to provide administrative and technical support services. Onexa has agreed to provide management and personnel services pursuant to a support services agreement. Alfa Corporativo has agreed to provide certain administrative, legal, governmental relations and other services. Alestra pays Onexa and AT&T a total quarterly fee of one percent of total gross revenues, based upon each equity holder’s participation in Alestra. Alestra also pays Alfa Corporativo a monthly variable fee based on the services rendered. These agreements are generally terminable if the equity holders cease to be equity participants in Alestra. As consideration for resolving a potential dispute raised by Alestra and Onexa relating to the AT&T global technology and billing software platforms provided by AT&T to Alestra, AT&T has agreed to waive approximately $2.5 million of unpaid quarterly fees accrued between the beginning of the third quarter of 2001 and the end of the third quarter of 2002, and has waived the quarterly fees that will accrue between the fourth quarter of 2002 and the end of the fourth quarter of 2005, up to $10 million.

DESCRIPTION OF THE NEW NOTES

General

You can find the definitions of certain terms used in this description under the subheading “Certain definitions”. In this description, the term Alestra refers only to Alestra, S. de R.L. de C.V. and not to its subsidiary or any of its future subsidiaries.

The new indentures and their associated documents contain the full legal text of the matters described in this section. The following summary is not complete. The summary is subject to, and is qualified in its entirety by reference to, all the provisions of the new indentures, including the definitions of certain terms in the new indentures and those terms made a part thereof by reference to the Trust Indenture Act. A copy of each of the new indentures has been filed with the SEC as part of our registration statement of which this prospectus forms a part. See “Where You Can Find More Information” for information on how to obtain a copy.

Brief description of the new notes

The new notes will have covenants and provisions similar to those of the existing notes in effect prior to the consummation of the offers and consent solicitations. However, there will be four material differences:

•	Mandatory partial redemption. The new mandatory partial redemption will obligate us on annual basis to offer to redeem the new notes at an amount equal to a percentage of our excess cash flow, if any, up to $20 million as calculated for the prior fiscal year. In the event of a mandatory partial redemption, the new notes would be redeemed on a pro-rata basis at a price equal to 100% of the principal amount of the new notes being redeemed plus accrued interest.

•	Optional redemption. The price at which and the timing when we may redeem the new notes has been modified to allow us to redeem either series of new notes at any time at a price equal to 101% of the outstanding principal amount of the new notes being redeemed plus accrued and unpaid interest and additional amounts for Mexican withholding taxes.

•	Change of control. The new change of control provision will allow certain additional permitted mergers with another company whose principal business is to provide telecommunication services in Mexico where the consideration, other than the assumption of indebtedness, provided by Alestra is solely in the form of stock or other equity securities.

•	Redemption upon equity offering. Our ability to redeem the notes if we conduct an offering of our equity has been eliminated as a result of the changes made to the optional redemption provisions which now allow us to redeem either series of new notes at any time at a price equal to 101% of the outstanding principal amount of the new notes being redeemed, plus accrued and unpaid interest and additional amounts for Mexican withholding taxes, if any.

The new notes will be issued only in the following manner:

•	in fully registered form,

•	without coupons, and

•	in denominations of $1,000 and any integral multiple of $1,000.

You will not have to pay a service charge for any registration of transfer or exchange of notes, but Alestra may require payment of a sum to cover any transfer tax or other similar governmental charge payable in connection with the registration or exchange.

In the future, Alestra may issue additional notes having substantially identical terms and conditions to either the new 2008 notes or the new 2011 notes, or both. Any issuance of additional notes will be subject to the covenant described below under the caption “—Certain covenants—Limitation on indebtedness”. The new notes and any additional notes will be treated as a single class for all purposes under the relevant indentures, including, without limitation, on issues related to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for purposes of this section, references to the new notes include any additional notes.

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New 2008 notes

The new 2008 notes:

•	will be senior obligations of Alestra; and

•	will mature on May 15, 2008.

Interest on the new 2008 notes:

•
will be payable in cash at a rate of 5% per year until May 15, 2006 and at a rate of 7% per year after May 15, 2006, in each case semi-annually in arrears on each May 15 and November 15, commencing May 15, 2003,

•	will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the issue date,

•	will be computed on the basis of a 360-day year of twelve 30-day months, and

•	will be paid to the holders of record on the relevant record date for the relevant interest payment date.

Interest will be paid to the holders of record of new 2008 notes at the close of business on the April 30 and October 31 immediately preceding the relevant interest payment date.

Alestra will pay interest on overdue principal at 1% per year in excess of the regular interest rate then in effect, and it will pay interest on overdue installments of interest at the higher rate to the extent lawful.

New 2011 notes

The new 2011 notes:

•	will be senior obligations of Alestra, and

•	will mature on February 15, 2011.

Interest on the new 2011 notes:

•
will be payable in cash at a rate of 5% per year until August 15, 2006 and at a rate of 8% per year after August 15, 2006, in each case semi-annually in arrears on each February 15 and August 15, commencing August 15, 2003,

•	will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the issue date,

•	will be computed on the basis of a 360-day year of twelve 30-day months, and

•	will be paid to the holders of record on the relevant record date for the relevant interest payment date.

Interest will be paid to the holders of record of new 2011 notes at the close of business on the January 31 and July 31 immediately preceding the relevant interest payment date.

Alestra will pay interest on overdue principal at 1% per year in excess of the regular interest rate then in effect, and it will pay interest on overdue installments of interest at the higher rate to the extent lawful.

Optional redemption

We may redeem any or all of the new notes outstanding at any time for an amount equal to 101% of the outstanding principal amount of the notes being redeemed.

Partial mandatory redemption

If we have Excess Cash Flow greater than $20 million for any fiscal year ended on or after December 31, 2003, then on each May 15 interest payment date, in the case of the new 2008 notes, and on each August 15 interest payment date, in the case of the new 2011 notes, after such year we will be required to redeem on a pro-rata basis a principal amount of the outstanding new notes in an amount equal to the lesser of 50% of the amount by which our Excess Cash Flow for such year exceeded $20 million, calculated on the basis of the exchange rate at the end of such year, and $20 million, at a redemption price equal to 100% of the principal amount of the outstanding new notes being redeemed plus accrued and unpaid interest and additional amounts, if any. We will not be obligated to make a partial mandatory redemption if the aggregate principal amount of new notes to be redeemed is less than $5 million.

Thirty days prior to each May 15 interest payment date, in the case of the new 2008 notes, and on each August 15 interest payment date, in the case of the new 2011 notes, for the relevant series of new notes on which Alestra is obligated to redeem any new notes, we will deliver a certificate of our chief financial officer setting forth the principal amount of the new notes to be redeemed and providing calculations of our Excess Cash Flow in reasonable detail. No new note of $1,000 or less in principal amount at maturity will be redeemed in part. If any new note is to be redeemed in part only, the notice of redemption relating to the new note will state the portion of the principal amount at maturity thereof to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder upon cancellation of the original note.

Additional amounts

In general, payments made on the new notes will be made free and clear of Mexican taxes or other governmental charges imposed by or on behalf of any Mexican governmental authority. Should Alestra change its jurisdiction of incorporation, payments on the new notes would also be made free and clear of taxes and other governmental charges by any taxing authorities in that successor jurisdiction.

Payments on the new notes will not be made free and clear of taxes or other governmental charges if Alestra is required to withhold or deduct taxes by law or by some interpretation or administration of law. If Alestra is so required to withhold or deduct any amount for or on account of taxes from any payment made under or on the new notes, Alestra will:

•
pay the additional amounts, subject to the exceptions listed below, as may be necessary, so that the net amount received by each holder of new notes, including any additional amounts, after the withholding or deduction will not be less than the amount the holder would have received if the taxes had not been withheld or deducted,

•	deduct or withhold such taxes, and

•	remit the full amount deducted or withheld to the relevant taxing or other authority.

Sometimes, even though a noteholder may have to pay taxes or other charges related to the new notes, he or she will not be entitled to receive additional amounts.

Notwithstanding the foregoing, no additional amounts will be payable for:

(1)  any taxes or withholding which are imposed on a noteholder due to that noteholder’s connection to Mexico or any successor jurisdiction, because of:

(a)  being or having been a citizen or resident of Mexico or the successor jurisdiction,

(b)  maintaining or having maintained an office, permanent establishment, fixed base or branch in Mexico or the successor jurisdiction, or

(c)  being or having been present, or engaged in trade or business in Mexico or the successor jurisdiction, except for a connection arising from the mere ownership of, or mere receipt of payment under, the new notes or the mere exercise of rights under the new notes or the relevant indenture, whether personally or through the relevant trustee.

The term “noteholder” in the context of (1) above means holder or beneficial owner of a new note, or a fiduciary, settlor, beneficiary, member of, or possessor of a power over, the holder or beneficial owner, if the holder or beneficial owner is an estate, trust or partnership.

(2)  any estate, inheritance, gift, sales, stamp, transfer, personal property or similar tax, assessment or governmental charge;

(3)  any taxes that are imposed on, or withheld or deducted from, payments made to the holder or beneficial owner of a note to the extent the taxes would not have been imposed, deducted or withheld but for the failure by the holder or beneficial owner of the new notes to timely comply with any certification, identification, information, documentation, declaration or other reporting requirement if:

(a)  the compliance is required or imposed by a statute, treaty, regulation, ruling or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any taxes, and

(b)  at least 60 days prior to:

(A)  the first payment date for which Alestra applies this clause (3), and

(B)  in the event of a change in the certification, identification, documentation, declaration or other reporting requirement, the first payment date subsequent to the change, Alestra will have notified the relevant trustee in writing, that the holders or beneficial owners of the new notes will be required to provide the information or documentation;

(4)  any taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of the new notes to timely comply with a written request by or on behalf of Alestra to provide information or other evidence concerning the nationality or registration with the Mexican Ministry of Finance and Public Credit of the holder of the new notes that is necessary to determine the appropriate rate of deduction or withholding of taxes applicable to the holder. However, at least 60 days prior to the first payment date for which Alestra applies this clause (4), Alestra will have notified the relevant trustee in writing that holders of new notes will be required to provide the information, documentation or other evidence;

(5)  taxes that would not have been imposed but for the presentation by the holder or beneficial owner of the new note for payment on a date more than 30 days after the date on which the payment became due and payable, or the date on which payment is duly provided for and notice given to holders, whichever occurs later, except to the extent that the holder or beneficial owner of the new note would have been entitled to additional amounts for the taxes on presenting the new note for payment on any date during the 30-day period;

(6)  any taxes that are payable other than by deduction or withholding from payments of principal of, or any premium on or interest on, the new notes;

(7)  any tax, duty, assessment or other governmental charge imposed on a holder that is a partnership or a fiduciary or any person other than the sole beneficial owner of the payment, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor for the fiduciary would not have been entitled to the payment of additional amounts had the beneficial owner, member, beneficiary or settlor directly been the holder of the new notes; or

(8)  any combination of (1), (2), (3), (4), (5), (6) or (7) above. The taxes described in clauses (1) through (7) for which no additional amounts are payable are to be referred to as “excluded taxes”.

Sometimes a noteholder who would not be entitled to additional amounts for taxes he or she paid may still receive additional amounts under certain, limited, conditions.

Notwithstanding the foregoing, the limitations on Alestra’s obligation to pay additional amounts set forth in clause (3) and (4) above shall not apply if:

(1)  the provision of information, documentation or other evidence described in clause (3) and (4) would be materially more onerous, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a new note than comparable information or other reporting requirements imposed under U.S. tax law. In making this determination, the noteholder or beneficial owner should take into account:

(a)  any relevant differences between U.S. law, regulation or administrative practice and the law, regulation or administrative practice of Mexico or the successor jurisdiction,

(b)  the United States-Mexico Income Tax Treaty, and

(c)  regulation and administrative practice, such as IRS Forms 1001, W-8 and W-9.

Additionally, the noteholder or beneficial owner must certify to Alestra that the provision of information, documentation or other evidence is materially more onerous; or

(2)  Rule 3.25.15 issued by the Ministry of Finance and Public Credit on May 30, 2002 or a substantially similar successor of the rule is in effect, unless:

(a)   (A) the provision of the information, documentation or other evidence described in clause (3) and (4) is expressly required by statute, regulation, ruling or administrative practice in order to apply Rule 3.25.15 or a substantially similar successor of that rule,

(B)  Alestra cannot obtain the relevant information, documentation or other evidence on its own through reasonable diligence, and

(C)  Alestra otherwise would meet the requirements for application of Rule 3.25.15 (or any successor of that rule), or

(b)  in the case of a holder or beneficial owner of a new note that is a pension fund or other tax-exempt organization, payments to the holder or beneficial owner would be subject to taxes at a rate less than that provided by Rule 3.25.15 if the information, documentation or other evidence required under clause (3) and (4) above were provided.

In addition, clauses (3) and (4) above do not mean that a non-Mexican pension or retirement fund or other holder or beneficial owner of a new note must register with the Ministry of Finance and Public Credit of Mexico for the purpose of establishing eligibility for an exemption from or reduction of taxes.

Alestra will, upon written request, provide the relevant trustee and the holders with a duly certified or authenticated copy of an original receipt of the payment of taxes which Alestra has withheld or deducted for any payments made under or on the new notes.

Alestra may overpay taxes in order to make sure that noteholders receive payments free and clear of any applicable taxes. If that occurs, then Alestra has the right to recoup the money it overpaid.

Additional amounts paid on any new notes may be based on taxes in excess of the appropriate taxes applicable to the holder or beneficial owner of the new notes. As a result, the holder or beneficial owner may become entitled to make a claim for a refund of the excess, or credit the excess against any tax imposed by Mexico or any applicable successor jurisdiction or any tax of any political subdivision of Mexico or any applicable successor jurisdiction. If that occurs, then, to the extent it is able to do so without jeopardizing its entitlement to any refund or credit, the holder or beneficial owner will, by accepting new notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of the excess to Alestra.

By making the assignment or transfer of rights, title and interest, the holder or beneficial owner makes no representation or warranty that Alestra will be entitled to receive any refund or credit. The holder or beneficial owner incurs no other obligation for the refund or credit. The holder or beneficial owner is not obligated to execute or deliver any documents or to pay any costs or expenses of Alestra relating to obtaining any refund or credit.

Nothing contained in the two above paragraphs will interfere with the right of each holder or beneficial owner of new notes to arrange its tax affairs in whatever manner it deems appropriate. Nor does it oblige any holder or beneficial owner to:

•	claim any refund or credit or to disclose any information relating to its tax affairs or any computation in its tax affairs, or

•	do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

Alestra will notify the relevant trustee beforehand if it must pay additional amounts.

At least 30 days prior to each date on which any payment under or on the new notes is due and payable, if Alestra will be obligated to pay additional amounts on the payment, Alestra will deliver to the relevant trustee a certificate signed by a duly authorized officer stating the fact that additional amounts will be payable and the amounts so payable and will set forth any other information necessary to enable the relevant trustee to pay such additional amounts to holders on the payment date. The only time when Alestra does not have to do this is when the additional amounts are payable on the basis of the facts and laws existing on the date of the new notes indentures.

Whenever an indenture or this prospectus mentions, in any context, the payment of principal and any premium, redemption price, interest or any other amount payable under or on any new note; the mention also means the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

Alestra will pay Mexican stamp taxes and taxes related to the offering and retirement of the new notes.

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other duties, including interest and penalties:

•	payable in Mexico, or any of its political subdivisions, for the creation, issue and offering of the new notes, and

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payable in Mexico or any successor jurisdiction or its political subdivisions with respect to the subsequent redemption or retirement of the new notes. However, Alestra will not pay excluded taxes in any subsequent redemption or retirement of the new notes.

Redemption for Changes in Mexican Withholding Taxes

If, as a result of any amendment to, or change in, the laws (or any regulation or rulings thereunder) of Mexico or any political subdivision or taxing authority of Mexico affecting taxation or any amendment to or change in an official interpretation, administration or application of those laws, regulations or rulings (including a holding by a court of competent jurisdiction), which amendment or change of those laws, regulations or rulings becomes effective on or after the date on which the new notes are originally issued, Alestra would be or would become obligated, after taking reasonable measures available to it to avoid such requirement, to pay Additional Amounts in respect of any new note pursuant to the terms and conditions thereof in excess of the Additional Amounts that we would be obligated to pay if payments made on the new notes were subject to withholding or deduction of Mexican Taxes at a rate of 4.9% (“Excessive Additional Amounts”), then, at Alestra’s option, the new notes may be redeemed in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice mailed to the relevant trustee at a cash price equal to the sum of (i) 100% of the principal amount of the new notes on the date of redemption, (ii) the accrued and unpaid interest, if any, on the new notes to the date of redemption, and (iii) any Additional Amounts which would otherwise be payable (the “Redemption Price”); provided, however, that (1) no notice of redemption may be given earlier than 90 days prior to the earliest date on which, but for the redemption, Alestra would be obligated to pay Excessive Additional Amounts were a payment on the new notes then due and (2) at the time the notice of redemption is given, the obligation to pay Additional Amounts (including any Excessive Additional Amounts) remains in effect.

Prior to publication of any notice of redemption pursuant to this provision, Alestra will deliver to the applicable trustee (i) a certificate signed by a duly authorized officer of Alestra stating that Alestra is entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent of the right of Alestra to so redeem have occurred and (ii) an opinion of independent Mexican legal counsel or independent public accountants selected by Alestra and reasonably acceptable to the relevant trustee to the effect that Alestra has or will become obligated to pay Excessive Additional Amounts as a result of the change or amendment. The notice, once delivered by Alestra to the relevant trustee, will be irrevocable.

Ranking

The indebtedness evidenced by the new notes will:

•	be senior obligations of Alestra,

•	rank equally among themselves in right of payment with all existing and future senior indebtedness of Alestra, and

•	be senior in right of payment to all existing and future subordinated indebtedness.

The new notes will be effectively subordinated to all secured indebtedness of Alestra and to all indebtedness and other obligations of subsidiaries of Alestra that are not guarantors.

As of December 31, 2002 Alestra had no secured indebtedness and has approximately $19.4 million of senior unsecured indebtedness in the form of trade payable and vendor financing which rank pari passu with the existing notes and will rank pari passu with the new notes. Alestra’s subsidiary has no material indebtedness.

Same-day payment

Each indenture requires that payments on the new notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the registered holders of new notes or, if no such account is specified, by mailing a check to each registered holder’s address.

Change of Control

If certain ownership changes occur, noteholders may require Alestra to buy back the new notes.

Each of the events described below is a Change of Control. Upon the occurrence of any of these events, each holder will have the right to require that Alestra repurchase the holder’s new notes at a purchase price in cash equal to 101% of the principal amount, plus any accrued but unpaid interest to the date of purchase. Alestra does not have any right to repurchase the new notes in the event of a Change of Control, but it does have an obligation under the “put”.

A Change of Control occurs when:

(1)  at any time, other than as a result of a Permitted Merger:

(a)  any person, other than one or more Permitted Holders, becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of Alestra’s voting equity interests. In the context of this clause (1)(a), “person” has the meaning set forth in Sections 13(d) and 14(d) of the

Exchange Act, and “beneficial owner” has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act, and

(b)  the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the voting equity interests of Alestra than any other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors.

For the purposes of this clause (1), another person shall be deemed to beneficially own any voting equity interests of a specified corporation held by a parent corporation, if:

(A)  the other person is the beneficial owner, directly or indirectly, of more than 35% of the voting power of the voting equity interests of the parent corporation,

(B)  the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting stock of the parent corporation, and

(C)  the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the parent corporation;

(2)  whether as a result of a Permitted Merger or not, during any period of two consecutive years, individuals who at the beginning of the period constituted the Board of Directors of Alestra cease for any reason to constitute a majority of the Board of Directors then in office. The individuals mentioned above include any new directors whose election or whose nomination for election by the shareholders of Alestra was approved by a vote of 66 2/3% of the directors of Alestra then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved or who are designees of the Permitted Holders;

(3)  whether as a result of a Permitted Merger or not, AT&T ceases to be the beneficial owner, directly or indirectly, of 24.5% or more in the aggregate of the total voting power of the voting equity interests of Alestra or any Successor Company, whether as a result of issuance of securities of Alestra, any merger, consolidation, liquidation or dissolution of Alestra, any direct or indirect transfer of securities by Alestra or otherwise; provided however, that the Series N Limited Voting Rights Stock shall not be included in any calculation of total voting power of the voting equity interests of Alestra or any Successor Company for the purposes of this paragraph. In the context of this clause (3), “beneficial owner” has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act; or

(4)  other than, in each case, as a result of a Permitted Merger, the merger or consolidation of Alestra with or into another Person or the merger of another Person with or into Alestra, other than a Person that is controlled by the Permitted Holders, or the sale of all or substantially all the assets of Alestra and its Subsidiaries taken as a whole to another Person, other than a Person that is controlled by the Permitted Holders, and, in the case of any merger or consolidation, the securities of Alestra that are outstanding immediately prior to the transaction and which represent 100% of the aggregate voting power of the voting equity interests of Alestra are changed into or exchanged for cash, securities or property, unless pursuant to the transaction the securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the voting equity interests of the surviving corporation.

Within 30 days following any Change of Control, Alestra will, or will cause the relevant trustee to, mail a notice of a Change of Control offer to each holder with a copy to the trustee. It will state:

(1)  that a Change of Control has occurred and that the holder has the right to require Alestra to purchase the holder’s notes at a purchase price in cash equal to 101% of the principal amount of the holders’ new notes, plus any accrued and unpaid interest, to the date of purchase;

(2)  the circumstances and relevant facts regarding the Change of Control. This includes, where applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control;

(3)  the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date the notice is mailed; and

(4)  the instructions determined by Alestra, consistent with the covenant described hereunder, that a holder must follow in order to have its new notes purchased.

Alestra will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer:

(1)  in the manner, at the times and otherwise in compliance with the requirements set forth in the indentures applicable to a Change of Control offer made by Alestra, and

(2)  purchases all new notes validly tendered and not withdrawn under the Change of Control offer.

Alestra shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other U.S. or Mexican securities laws or regulations in connection with the repurchase of new notes pursuant to this covenant. Provisions of the securities laws or regulations may conflict with the provisions of the covenant described here. If so, Alestra shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue of such compliance.

“Permitted Merger” means any merger of Alestra with another company whose principal business is to provide telecommunications services in Mexico; provided that any consideration, other than the assumption of indebtedness, provided by Alestra in connection with such merger is solely in the form of stock or other equity securities, and any consideration received by Alestra’s shareholders from Alestra, any acquired company or any surviving company for the shareholders’ equity securities in connection with such merger is solely in the form of stock or other equity securities of the company with which Alestra is merged, any surviving company or any acquiring company.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that Alestra would decide to do so in the future. Subject to the limitations discussed below, Alestra could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indentures, but that could:

•	change the ownership,

•	increase the amount of indebtedness outstanding at that time, or

•	otherwise affect Alestra’s capital structure or credit ratings.

Restrictions on the ability of Alestra to incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on indebtedness”, and “—Limitation on liens”. Those restrictions can only be waived with the consent of the holders of a majority in principal amount of the new notes then outstanding. Except for the limitations contained in those covenants, however, the indentures will not contain any covenants or provisions that may afford holders of the new notes protection in the event of a highly leveraged transaction.

Future indebtedness of Alestra may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased, repaid or redeemed upon a Change of Control. Also, Alestra’s ability to pay cash to the holders of new notes following the occurrence of a Change of Control may be limited by applicable law.

The provisions under the indentures related to our obligation to make an offer to repurchase the new notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the new notes.

Certain covenants

Limitation on indebtedness

(1)  Alestra shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that Alestra may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Leverage Ratio would be less than or equal to 5.0 to 1.0.

(2)  Notwithstanding the foregoing paragraph (1), Alestra or the Restricted Subsidiaries, to the extent specified and so long as each Restricted Subsidiary is in compliance with “—Limitation on Guarantees by Restricted Subsidiaries”, may Incur the following Indebtedness:

(a)  Indebtedness of Alestra having an aggregate principal amount not to exceed $75 million at any time outstanding,

(b)  Indebtedness of Alestra or any Restricted Subsidiaries Incurred for the purposes of financing the cost of telecommunications assets. This includes the cost of design, construction, acquisition, installation, development, improvement, transportation or integration. It also includes acquisitions by way of capital lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair value of the telecommunications assets so acquired,

(c)  Indebtedness owed to and held by Alestra or a Restricted Subsidiary; provided, however, that:

(A)  any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness, other than to Alestra or a Restricted Subsidiary, shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon; and

(B)  if Alestra is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the new notes,

(d)  the existing notes and the new notes,

(e)  Indebtedness outstanding on the date of issuance of the existing notes, excluding Indebtedness described in clause (a), (b), (c) or (d) of this covenant,

(f)  Indebtedness of a Subsidiary Incurred and outstanding on or prior to the date on which the Subsidiary was acquired by Alestra; provided, however, that:

(A)  on the date of the acquisition and after giving effect to the acquisition, Alestra would have been able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) above, and

(B)  this subclause (f) does not apply to Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which the Subsidiary became a Subsidiary or was acquired by Alestra,

(g)  Refinancing Indebtedness with respect to Indebtedness Incurred pursuant to paragraph (1) or pursuant to clause (d), (e) or (f) or this clause (g); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly refinances Indebtedness of a Subsidiary Incurred pursuant to clause (f), such Refinancing Indebtedness shall be Incurred only by the Subsidiary,

(h)  the Incurrence by Alestra of Indebtedness not to exceed, at any one time outstanding, 2.0 times the sum of:

(A)  the aggregate net cash proceeds received by Alestra from the issuance and sale of, or capital contribution with respect to, its Capital Stock subsequent to the date of issuance of the existing notes. This does not include:

(1)  Disqualified Stock,

(2)  an issuance or sale to a Subsidiary of Alestra, or

(3)  an issuance or sale to an employee stock ownership plan or to a trust established by Alestra or any of its Subsidiaries for the benefit of their employees.

The proceeds used to make Restricted Payments as provided in clause (1) (c) (B) or (2) (a) of the covenant described under “—Limitation on Restricted Payments” will be subtracted from this amount, and

(B)  80% of the Fair Market Value of property, other than cash or cash equivalents, received by Alestra after the date of the issuance of the existing notes from the issuance of Capital Stock issued in connection with any acquisition of a company primarily engaged in a telecommunications business. The issuance of Capital Stock cannot be Disqualified Stock and cannot be an issuance to a Subsidiary of Alestra. Moreover, the Indebtedness cannot mature prior to the stated maturity of the new notes and the average life of the Indebtedness must be greater than that of the new notes,

(i)  Hedging Obligations, consisting of:

(A)  Currency Agreements, and

(B)  Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by Alestra pursuant to the indenture. However, those agreements cannot increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation thereunder,

(j)  Indebtedness of Alestra, to the extent the net proceeds thereof are promptly:

(A)  used to purchase new notes pursuant to a Change of Control offer, or

(B)  deposited to defease the new notes, as described under “—Defeasance”,

(k)  Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing such obligations if Alestra or its Restricted Subsidiaries, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Alestra or a Restricted Subsidiary in connection with the disposition;

(l)  Strategic Subordinated Indebtedness,

(m)  Indebtedness arising from the honoring by a bank or other financial institution of a check, or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within three business days of Incurrence. The word “inadvertently” does not apply in the case of daily overdrafts,

(n)  Indebtedness consisting of performance and other similar bonds and reimbursement obligations Incurred by Alestra in the ordinary course of business securing the performance of contractual, franchise or license obligations of Alestra or a Restricted Subsidiary,

(o)  Indebtedness of a Receivables Subsidiary that is not recourse to Alestra or any other Restricted Subsidiary, other than with respect to Standard Securitization Undertakings, in connection with a Qualified Receivables Transaction,

(p)  Indebtedness of Alestra or any of its Restricted Subsidiaries constituting:

(A)  reimbursement obligations for letters of credit issued in the ordinary course of business for workers’ compensation claims or self-insurance, or

(B)  other Indebtedness for reimbursement type obligations regarding workers’ compensation claims,

provided, however, that obligations arising upon the drawing of such letters of credit or the incurrence of such Indebtedness are reimbursed within 30 days following the drawing or incurrence, and

(q)  Indebtedness of Alestra or a Restricted Subsidiary issued in connection with capital leases, purchase money obligations or similar financing transactions relating to its properties, assets and rights up to $10 million in aggregate principal amount at any one time outstanding.

(3)  For purposes of determining compliance with the foregoing covenant:

(a)  in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, Alestra, in its sole discretion, will classify such item of Indebtedness at the time of its Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses, and

(b)  an item of Indebtedness may be divided and classified or reclassified in more than one of the types of Indebtedness described above.

(4)  Restricted Subsidiaries that are Guarantors of the new notes may guarantee, subject to compliance with  “—Limitation on Guarantees by Restricted Subsidiaries”, any Indebtedness incurred by Alestra in compliance with paragraph (1) or (2) above, and, for purposes of determining any particular amount of Indebtedness incurred under this covenant, the guarantee will not be deemed to be the incurrence of any Indebtedness.

Limitation on Restricted Payments

Under the indentures, Alestra will be restricted in the type of and amount of payments it can make. In general, it will not be able to pay out some dividends or make repayments on certain debt. The restrictions are subject to some important exceptions.

(1)  Alestra will not, and will not permit any Restricted Subsidiary, directly or indirectly; to make a Restricted Payment if at the time Alestra or the Restricted Subsidiary makes the Restricted Payment:

(a)  a Default will have occurred and be continuing, or would result from the payment,

(b)  Alestra is not able to Incur an additional $1.00 of indebtedness pursuant to paragraph (1) of the covenant described under “—Limitation on indebtedness”, or

(c)  the aggregate amount of the Restricted Payment and all other Restricted Payments since the date of the issuance of the existing notes would exceed the sum of:

(A)  50% of the aggregate amount of the Consolidated Net Income accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter immediately following the date of the issuance of the existing notes and ending on the last day of the last fiscal quarter preceding the date of the proposed Restricted Payment for which reports have been filed with the SEC or provided to the trustee pursuant to “—SEC Reports” below. The period in which Consolidated Net Income is accrued is to be taken as one accounting period. Consolidated Net Income is to be determined by excluding income resulting from transfers of assets by Alestra or a Restricted Subsidiary to an Unrestricted Subsidiary. If Consolidated Net Income is a loss, then the sum is to be minus 100% of the amount of the loss; plus

(B)  100% of the aggregate net cash proceeds received by Alestra from the issuance or sale of its Capital Stock, other than Disqualified Stock, and the aggregate cash received by Alestra as a capital contribution from its stockholders, in each case subsequent to the date of the issuance of the existing notes, other than–

(1)  an issuance or sale to a Subsidiary of Alestra, and

(2)  to the extent such net cash proceeds or cash received are used to Incur new Indebtedness pursuant to clause (i) of paragraph (2) of the covenant described under  “—Limitation on indebtedness”; plus

(C)  the amount by which Indebtedness of Alestra is reduced on Alestra’s balance sheet upon the conversion or exchange subsequent to the date of the issuance of the existing notes of any

Indebtedness of Alestra convertible or exchangeable for Capital Stock of Alestra, less the amount of any cash, or the fair value of any other property, distributed by Alestra upon such conversion or exchange. The term “conversion or exchange” in this subclause (1)(c)(C) does not include any conversion or exchange of a Subsidiary of Alestra. Also, the term “Capital Stock” does not include Disqualified Stock; plus

(D)  to the extent not included in Consolidated Net Income, an amount equal to the net reduction received by Alestra or any Restricted Subsidiary in cash or Temporary Cash Investments in Investments, other than Permitted Investments, since the date of the issuance of the existing notes, not to exceed, in the case of any Investment, the amount of Investments, other than Permitted Investments, made by Alestra and its Restricted Subsidiaries in such Person since the date of the issuance of the existing notes. This amount includes reductions resulting from return of equity capital, repayments of the principal of loans or advances, the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or other dispositions of Investments.

(2)  The provisions of the foregoing paragraph (1) shall not prohibit:

(a)  so long as no Default has occurred and is continuing, any Restricted Payment made out of the proceeds of the substantially concurrent sale of, or capital contribution with respect to, or made by exchange for, Capital Stock of Alestra. The term “Capital Stock” in this subclause (2)(a) does not include Disqualified Stock and Capital Stock issued or sold to a Subsidiary of Alestra or an employee stock ownership plan or to a trust established by Alestra or any of its Subsidiaries for the benefit of their employees. However, this subclause (2)(a) is applicable only provided that:

(A)  the proceeds of any substantially concurrent sale of, or capital contribution with respect to, Capital Stock are not used to Incur new Indebtedness pursuant to clause (i) of paragraph (2) of the covenant described under “—Limitation on indebtedness”,

(B)  the Restricted Payment will be excluded in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes, and

(C)  the net cash proceeds from the sale will be excluded from the calculation of amounts under subclause (c)(B) of paragraph (1) above,

(b)  so long as no Default has occurred and is continuing, any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Alestra which is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness” and having an average life that is equal to or greater than the average life of the Subordinated Obligations being purchased, redeemed, defeased or otherwise acquired or retired. This subclause (2)(b) is applicable only provided that the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes,

(c)  dividends paid within 60 days after the date of declaration thereof if at that date of declaration the dividend would have complied with this covenant; provided further, however, that the dividend will be included in the calculation of the amount of Restricted Payments made since the date of the issuance of the existing notes,

(d)  so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of, or options to purchase shares of, Capital Stock of Alestra or any of its Subsidiaries from employees, former employees, directors or former directors of Alestra or any of its Subsidiaries, or permitted transferees of those employees, former employees, directors or former directors, pursuant to the terms of the agreements or plans approved by the board of directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of Capital Stock. In this subclause (2)(d) the term “Capital Stock” does not include Disqualified Stock, the word “agreement” includes employment agreements and “plans” includes any amendments thereto. This subclause (2)(d) is applicable only provided that the aggregate amount of such repurchases and other acquisitions will not exceed $1 million in any calendar year and $2.5 million in the aggregate since the date of the issuance of the existing notes; provided further, however, that the repurchases and other acquisitions will be excluded in the calculation of the amount of Restricted Payments,

(e)  payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with “—Merger and Consolidation”,

(f)  any Refinancing by Alestra or its Restricted Subsidiaries of any Indebtedness otherwise permitted to be so refinanced by paragraph (2)(g) under “—Limitation on indebtedness” above, and

(g)  so long as no Default has occurred and is continuing, Restricted Payments made by Alestra or its Restricted Subsidiaries in an amount not to exceed $5 million in the aggregate at any time outstanding.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.

Alestra will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock to Alestra or a Restricted Subsidiary or pay any indebtedness owed to Alestra;

(2)  make any loans or advances to Alestra; or

(3)  transfer any of its property or assets to Alestra, except:

(a)  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the issuance of the existing notes and any amendments, modifications, restatements, renewals or supplements to that agreement so long as the terms of that agreement are not materially less favorable to the holders of the new notes than those in effect on the date of the issuance of the existing notes,

(b)  any encumbrance or restriction on a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by the Restricted Subsidiary on or prior to the date on which the Restricted Subsidiary was acquired by Alestra and outstanding on that date. However, this subclause (3)(b) does not include Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which the Restricted Subsidiary became a Restricted Subsidiary or was acquired by Alestra,

(c)  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a) or (b) of this covenant or this clause (c) or contained in any amendment to an agreement referred to in clause (a) or (b) of this covenant or this clause (c); provided, however, that the encumbrances and restrictions with respect to the Restricted Subsidiary contained in any refinancing agreement or amendment are not materially less favorable to the holders than encumbrances and restrictions with respect to the Restricted Subsidiary contained in the predecessor agreements,

(d)  any encumbrance or restriction consisting of customary non-assignment provisions in licensing agreements or leases governing leasehold interests to the extent those provisions restrict the transfer of the license, lease or the property leased under those agreements,

(e)  in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent those restrictions restrict the transfer of the property subject to the security agreements or mortgages,

(f)  any encumbrance or restriction consisting of any restriction on the sale or other disposition of assets or property securing Indebtedness as a result of a Permitted Lien on the assets or property,

(g)  any restriction on a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of the Restricted Subsidiary pending the closing of the sale or disposition,

(h)  any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness, or under any documents providing for Capital Lease Obligations, of a Restricted Subsidiary which are not prohibited by the covenant described under “—Limitation on liens” to the extent the encumbrances or restrictions restrict the assignment or transfer of the property or assets subject to the security agreements or mortgages, or subject to the Capital Lease Obligations,

(i)  any encumbrance or restriction existing under or by reason of applicable law or regulations,

(j)  any encumbrance or restriction contained in contracts for sales of assets otherwise permitted by the indenture,

(k)  any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired,

(l)  any encumbrance or restriction contained in any agreement pursuant to which Indebtedness is issued if:

(A)  the encumbrance or restriction either:

(1)  applies only in the event of a payment default, or

(2)  is contained in one or more credit agreements, and

(B)  the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings as determined in good faith by Alestra, based on market conditions in effect at the time the encumbrance or restriction is created,

(m)  any encumbrance or restriction, on a Restricted Subsidiary that is not a Restricted Subsidiary on the date of the existing notes indentures, in existence at the time the Person becomes a Restricted Subsidiary and not incurred in connection with, or in contemplation of, the Person becoming a Restricted Subsidiary,

(n)  customary provisions on the disposition or distribution of assets or property in joint venture agreements and other similar agreements, and

(o)  any encumbrance or restriction existing by reason of any Purchase Money Note or other Indebtedness or contractual requirements incurred with respect to a Qualified Receivables Transaction relating to a Receivables Subsidiary.

Limitation on sales of assets and subsidiary stock

(1)  Alestra will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(A)  Alestra or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Disposition at least equal to the Fair Market Value, as determined in good faith by the board of directors, of the shares and assets subject to the Asset Disposition. In this subclause (1)(A), the term “Fair Market Value” includes the value of all non-cash consideration; and

(B)  at least 75% of the consideration thereof received by Alestra or the Restricted Subsidiary, as the case may be, is in the form of cash or cash equivalents.

The Net Available Cash received by Alestra and its Restricted Subsidiaries from one or more Asset Dispositions occurring on or after the date of the issuance of the existing notes in any period of 12 consecutive months may exceed 10% of Adjusted Consolidated Net Tangible Assets. The Adjusted Consolidated Net Tangible Assets are to be determined as of the date closest to the commencement of the 12-month period for which a consolidated balance sheet has been filed with the SEC or provided to the trustee pursuant to “—SEC Reports”. If that occurs, then Alestra will or will cause the relevant Restricted Subsidiary:

(a)  first, to the extent Alestra elects, or is required by the terms of any Indebtedness, to prepay, repay, redeem or purchase Senior Indebtedness of Alestra or Indebtedness, other than any Disqualified Stock, of a Restricted Subsidiary, in each case other than Indebtedness owed to Alestra or an Affiliate of Alestra, within 360 days from the later of the date of the Asset Disposition or the receipt of the Net Available Cash;

(b)  second, to the extent of the balance of the Net Available Cash after application, if any, in accordance with clause (a), to the extent Alestra elects, to acquire Additional Assets within 360 days from the later of the date of the Asset Disposition or the receipt of such Net Available Cash; and

(c)  third, to the extent of the balance of the Net Available Cash after application, if any, in accordance with clauses (a) and (b), and subject to paragraph (2) below, to make an offer to the holders of the new notes, and to holders of other Senior Indebtedness designated by Alestra, to purchase new notes and other Senior Indebtedness pursuant to and subject to the conditions contained in the existing notes indentures;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (a) or (c) above, Alestra or the Restricted Subsidiary will permanently retire the Indebtedness and will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this paragraph, Alestra and the Restricted Subsidiaries will be entitled, but will not be required, to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this paragraph exceeds $10 million. Pending application of Net Available Cash pursuant to this covenant, the Net Available Cash will be invested in Permitted Investments.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

•
the assumption of Indebtedness, other than Subordinated Obligations, of Alestra or any Restricted Subsidiary and the release of Alestra or the Restricted Subsidiary from all liability on the Indebtedness in connection with the Asset Disposition, and

•	securities received by Alestra or any Restricted Subsidiary from the transferee that are promptly converted by Alestra or the Restricted Subsidiary into cash.

(2)  In the event of an Asset Disposition that requires an offer to purchase the new notes and other Senior Indebtedness pursuant to clause (C) above, Alestra will be required to purchase new notes tendered pursuant to an offer by Alestra for the new notes and other Senior Indebtedness of Alestra at a purchase price of 100% of the principal amount thereof, plus in each case accrued but unpaid interest, or, with respect to other Senior Indebtedness of Alestra, the lesser price, if any, as may be provided for by the terms of the Senior Indebtedness. This must be done in accordance with the procedures set forth in the indenture. The procedures include the requirement to prorate in the event of oversubscription. Alestra will be entitled, but will not be required, to make such an offer to purchase new notes and other Senior Indebtedness of Alestra pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million. This lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition.

Alestra will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other U.S. or Mexican securities laws or regulations in connection with the repurchase of new notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Alestra will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of the compliance.

Limitation on Affiliate Transactions

(1)  An Affiliate Transaction occurs when Alestra or any Restricted Subsidiary enters into or permits to exist any transaction, including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service with any Affiliate of Alestra. Under the indentures, Alestra will not permit an Affiliate Transaction unless the terms thereof, taken as a whole:

(a)  are no less favorable to Alestra or the Restricted Subsidiary than those that could be obtained at the time of the transaction in arm’s-length dealings with a Person who is not an Affiliate,

(b)  if the Affiliate Transaction involves an amount in excess of $1.0 million, is set forth in writing in an officers certificate delivered to the trustee,

(c)  if the Affiliate Transaction involves an amount in excess of $5.0 million, has been approved by a majority of the members of the board of directors having no personal stake in the Affiliate Transaction and who are not employees or officers of, or appointed by, the Affiliate in question, and

(d)  if the Affiliate Transaction involves an amount in excess of $25.0 million, has been determined by a U.S. investment banking firm nationally recognized in the United States or by a nationally recognized expert in the U.S. telecommunications industry with experience in evaluating similar transactions to be fair, from a financial standpoint, to Alestra and its Restricted Subsidiaries.

(2)  The provisions of the foregoing paragraph (1) will not apply to:

(a)  any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments”,

(b)  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment benefit or compensation arrangements, stock options and stock ownership plans approved by the board of directors,

(c)  the grant of stock options or similar rights to employees and directors of Alestra pursuant to plans approved by the board of directors,

(d)  loans or advances to employees of Alestra who are Affiliates in the ordinary course of business, but in any event not to exceed $250,000 in the aggregate outstanding at any one time,

(e)  the payment of reasonable fees to directors of Alestra and its Restricted Subsidiaries who are not employees of Alestra or its Restricted Subsidiaries,

(f)  any Affiliate Transaction between Alestra and a Restricted Subsidiary or between Restricted Subsidiaries,

(g)  the issuance or sale of any Capital Stock, other than Disqualified Stock, or Strategic Subordinated Indebtedness of Alestra,

(h)  any agreement as in effect as of the date of the issuance of the existing notes or any amendment to the agreement or any transaction contemplated by the agreement, including pursuant to any amendment to the agreement, or in any replacement agreement so long as any amendment or replacement agreement is not more disadvantageous to the holders of new notes in any material respect than the original agreement as in effect on the date of the issuance of the existing notes,

(i)  any employment agreement entered into by Alestra or any of its Restricted Subsidiaries in the ordinary course of business,

(j)  any sale, conveyance or other transfer of accounts receivable, contracts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable or contracts receivable to a Receivables Subsidiary in a Qualified Receivables Transaction,

(k)  transactions pursuant to finance agreements or other banking, finance or insurance arrangements with Bancomer, S.A Institución de Banca Múltiple, Grupo Financiero or its Affiliates, if the terms thereof

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are no less favorable to Alestra than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate, and

(l)  transactions pursuant to any agreement with any Permitted Holder or any Affiliate of a Permitted Holder relating to the provision of telecommunications services or equipment so long as:

(A)  the terms thereof are no less favorable to Alestra than those that could be obtained at the time of the transaction in arm’s-length dealings with a Person who is not an Affiliate, and

(B)  if such Affiliate Transaction, other than the determination of settlement rates, involves an amount in excess of $15.0 million, has been approved by a majority of the members of the board of directors who are not employees or officers of, or appointed by, the Affiliate in question.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

Alestra will not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except:

(1)  to Alestra or a Restricted Subsidiary;

(2)  if, immediately after giving effect to the issuance, sale or other disposition, neither Alestra nor any of its Subsidiaries owns any Capital Stock of the Restricted Subsidiary;

(3)  if required, the issuance, transfer, conveyance, sale or other disposition of directors’ qualifying shares;

(4)  in a transaction in which, or in connection with which, Alestra or a Restricted Subsidiary acquires at the same time sufficient Capital Stock of such Restricted Subsidiary to at least maintain the same percentage ownership interest it had prior to the transaction;

(5)  Disqualified Stock of a Restricted Subsidiary Incurred to refinance Disqualified Stock of the Restricted Subsidiary; provided, however, that the amounts of the redemption obligations of the Disqualified Stock will not exceed the amounts of the redemption obligations of, and the Disqualified Stock will have redemption obligations no earlier than those required by, the Disqualified Stock being refinanced; or

(6)  if, immediately after giving effect to the issuance, sale or other disposition, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in the Person remaining after giving effect to the issuance, sale or other disposition would have been permitted to be made under the covenant described under “—Limitation on Restricted Payments” if made on the date of the issuance, sale or other disposition.

Limitation on Liens

Alestra will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any lien of any nature whatsoever on any of its properties, whether owned on the date of the issuance of the new notes or thereafter acquired, other than Permitted Liens, without effectively providing that, in the case of Senior Indebtedness, the new notes shall be secured equally and ratably with, or in the case of Subordinated Obligations, prior to, the obligations so secured for so long as such obligations are so secured. In this clause the word “properties” includes the Capital Stock of a Restricted Subsidiary.

Merger and Consolidation

Alestra will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any Person, unless:

(1)  the Successor Company, which is the resulting, surviving or transferee Person, is a Person organized and existing under the laws of Mexico, the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company, if not Alestra, expressly assumes, by an indenture supplemental thereto, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Alestra under the new notes and the indenture;

(2)  immediately after giving effect to the transaction, no Default has occurred and is continuing. In this clause (2), the transaction must treat any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of the transaction as having been Incurred by the Successor Company or the Subsidiary at the time of the transaction;

(3)  immediately after giving effect to the transaction on a pro forma basis, either:

(a)  the Successor Company would be able to incur an additional $1.00 of indebtedness pursuant to paragraph (1) of the covenant described under “—Limitation on indebtedness”, or

(b)  the Consolidated Leverage Ratio of the Successor Company would be no less than or equal to the Consolidated Leverage Ratio of Alestra immediately prior to the transaction; and

(4)  Alestra has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indentures, if any, comply with the indenture.

The Successor Company will be the successor to Alestra and will succeed to, and be substituted for, and may exercise every right and power of, Alestra under the new notes indentures and the new notes. The predecessor Company will be released from all obligations and covenants under the new notes indenture and the new notes.

For the purposes of Mexican Law, the holders of the new notes will be deemed to have expressly consented to and approved of any consolidation with, or merger with or into, or conveyance, transfer or lease by, Alestra of all of its assets to any Person permitted by this restriction on merger and consolidation.

SEC Reports

Alestra will file with the trustee for the benefit of holders of new notes, within 15 days after it files them with the SEC, copies of its annual and quarterly reports and other information, documents and other reports which Alestra is required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Following the consummation of the exchange offers, Alestra will also provide certain documents to the trustee. Alestra must provide these documents even though it may not be required to remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis. Alestra must report on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC. Alestra must make the following reports:

(1)  within 90 days after the end of each fiscal year:

(a)  audited year-end consolidated financial statements of Alestra and its Subsidiaries, including a balance sheet, statement of operations and statement of cash flows, and substantially in the form included in this prospectus,

(b)  the information described in Item 303 of Regulation S-K under the Securities Act with respect to the fiscal year, and

(c)  all pro forma and historical financial information for any significant transaction consummated more than 75 days prior to the date the information is furnished, and any other transaction for which the information is available at that time, for the time periods the financial information would be required in a filing on Form 20-F with the SEC at that time

(2)  within 60 days after the end of each of the first three fiscal quarters of each fiscal year:

(a)  unaudited quarterly consolidated financial statements, including a balance sheet, statement of operations and statement of cash flows,

(b)  the information described in Item 303 of Regulation S-K under the Securities Act with respect to the fiscal quarter, and

(c)  all pro forma and historical financial information for any significant transaction consummated more than 75 days prior to the date the information is furnished, and any other transaction for which the information is available at that time, to the extent not previously provided and for the time periods the financial information would be required by SEC regulations at that time.

Financial statements of Alestra contained in any of these reports will be prepared in accordance with GAAP and each report referred to in clause (1) above will contain a reconciliation to U.S. generally accepted accounting principles consistently applied and will be prepared in accordance with the applicable rules and regulations of the SEC.

Limitation on Guarantees by Restricted Subsidiaries

Alestra will not permit any of its Restricted Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to:

•
assume, guarantee or in any other manner become liable for any Indebtedness of Alestra or any other Restricted Subsidiary of Alestra, other than Indebtedness under Hedging Obligations in reliance on clause (i) of paragraph (2) of the covenant described under “—Limitation on Indebtedness”, or

•
to incur any Indebtedness, other than any Indebtedness incurred in compliance with clause (b) of paragraph (2) of the covenant described under “—Limitation on indebtedness”, in an aggregate principal amount equal to or greater than $1.0 million, unless, in any such case:

(1)  such Restricted Subsidiary executes and delivers a supplemental indenture to the indenture, providing a Guarantee, called a Subsidiary Guarantee, of payment of the notes by the Restricted Subsidiary;

(2)  (a)  if any assumption, guarantee, incurrence or other liability of the Restricted Subsidiary is provided for Senior Indebtedness, the Guarantee will be pari passu with the Senior Indebtedness, and

(b)  if the assumption, guarantee, incurrence or other liability of the Restricted Subsidiary is provided for any other Indebtedness, the Guarantee will be senior to the Subordinated Obligations, and;

(3)  the Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Alestra or any other Restricted Subsidiary as a result of any payment by the Restricted Subsidiary under its Subsidiary Guarantee;

provided that:

(1)  this clause shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time the Person became a Restricted Subsidiary, and

(2)  the Guarantee of any Restricted Subsidiary was not incurred in connection with, or in contemplation of, the Person becoming a Restricted Subsidiary and provided further that this covenant will not apply to a Receivables Subsidiary.

Limitation on Lines of Business

Alestra will not, and will not permit any Restricted Subsidiary to, engage in any business other than the telecommunications business.

Defaults

An Event of Default is defined in each indenture as:

(1)  a default in the payment of interest, or any additional amounts, on the new notes when due, that continued for 30 days;

(2)  a default in the payment of principal of, or premium, if any, on any new note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)  the failure by Alestra to comply with its obligations under “Change of Control” or under “Certain covenants—Merger and Consolidation”, or with its repurchase obligations, if any, under “—Certain covenants—Limitation on sales of assets and subsidiary stock”;

(4)  the failure by Alestra to comply for 45 days after notice with any of its obligations and other agreements contained in the indentures, except for defaults specified in clauses (1), (2), and (3) above;

(5)  Indebtedness of Alestra or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of the Indebtedness unpaid or accelerated exceeds $10 million (the “cross acceleration provision”) and the defaulted payment is not made, waived or extended or the acceleration has not been rescinded or annulled, in each case within 30 days of the payment default or such acceleration, as the case may be;

(6)  certain events of bankruptcy, insolvency or reorganization of Alestra or a Significant Subsidiary (the “bankruptcy provisions”);

(7)  any final non-appealable judgment or decree by a court or other adjudicatory authority of competent jurisdiction is entered against Alestra or a Significant Subsidiary under the following conditions—

(a)  for the payment of money in excess of $10 million,

(b)  which is not covered by third party insurance as to which the insurer has not disclaimed coverage, and

(c)  remains outstanding for a period of 60 days following the judgment, and is not discharged, waived or stayed; or

(8)  the rights granted by the long distance concession are for any reason terminated and:

(a)  the termination could reasonably be expected to have a material adverse effect on Alestra’s ability to meet its payment obligations under the new notes or its ability to continue as a going concern, and

(b)  the termination has not been discharged, waived or stayed for a period of 60 days from the termination.

However, a default under clauses (4), (5) and (7) will not constitute an Event of Default until the applicable trustee or the holders of 25% in principal amount of the applicable notes notify Alestra of the default and Alestra does not cure the default within the time specified after receipt of notice.

If an Event of Default occurs and is continuing, the applicable trustee or the holders of at least 25% in principal amount or principal amount at maturity, as applicable, of the outstanding new notes may declare the principal amount of, and accrued but unpaid interest on, all the new notes to be due and payable by notice to Alestra. Upon the declaration, this Default Amount will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Alestra occurs and is continuing, the Default Amount on all the applicable new notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the applicable trustee or any holders of the new notes. Under certain circumstances, the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes may rescind any acceleration for the new notes and its consequences.

Subject to the provisions of the applicable indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the new notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a new note may pursue any remedy under the applicable indenture or the applicable new notes unless:

(1)  the holder has previously given the trustee notice that an Event of Default is continuing;

(2)  holders of at least 25% in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes have requested the trustee to pursue the remedy;

(3)  the holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)  the trustee has not complied with the request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)  the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes have not given the trustee a direction inconsistent with the request within such 60-day period.

Subject to some restrictions, the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the relevant trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of new notes or that would involve the trustee in personal liability.

Each indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the new notes notice of the Default within 45 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any new note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the new notes. In addition, Alestra is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Alestra also is required to deliver to the trustee, within 5 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Alestra is taking or proposes to take in respect thereof.

No personal liability of incorporators, stockholders, officers, directors or employees

Each indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on the new notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Alestra in the indenture or in the new notes or because of the creation of the Indebtedness represented thereby, will be had against any incorporator, stockholder, officer, director, employee or controlling person of Alestra or of any successor Person thereof in such capacity.

Amendments and waivers

Subject to certain exceptions, each indenture may be amended with the consent of the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the new notes then outstanding. This may occur through consents obtained in connection with a tender offer or exchange for the new notes. Any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount or principal amount at maturity, as the case may be, of the new notes then outstanding. However, without the consent of each holder of an outstanding new note affected thereby, no amendment may:

•	reduce the principal of or change the stated maturity of any new note;

•	alter the redemption provisions of the new notes;

•	make any note payable in a currency other than that stated in the new notes;

•	reduce the amount of new notes whose holders must consent to an amendment, supplement or waiver of the new notes or the indenture;

•	reduce the amount of new notes whose holders must consent to take any action under the new notes or the indenture;

•	impair the right of any holder of the new notes to institute suit for the enforcement of any payment on or with respect to the new notes;

•	waive any payment default on the new notes;

•	reduce the rate of or change the time for payment of interest on any new note;

•
make any changes in the provisions of the indenture described under “—Additional amounts” that adversely affects the rights of any holder of new notes or amend the terms of the new notes or the indenture in a way that would result in the loss of an exemption from any of the taxes described thereunder; or

•	affect the ranking of the new notes in a manner adverse to any holder of the new notes.

Without the consent of any holder of the new notes, Alestra and the applicable trustee may amend each indenture for the following purposes:

•	to provide for the assumption by a successor corporation of the obligations of Alestra under the indenture;

•	to cure any ambiguity, omission, defect or inconsistency in the new notes provided that in each case the provision shall not materially adverse the legal rights of the holders of the new notes;

•	to add to the covenants of Alestra for the benefit of the holders of the new notes or to surrender any right or power conferred upon Alestra;

•	to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•
to mortgage, pledge, hypothecate or grant a security interest in any property or assets in favor of the trustee for the benefit of the holders of the new notes as security for the payment and performance of any obligations due under the indenture;

•	to add guarantees with respect to the new notes; or

•	to make any other change that does not materially adversely affect the legal rights of any holder of the new notes.

The consent of the holders of the new notes is not necessary under either indenture to approve the particular form of any proposed amendment. It is sufficient if the consent approves the substance of the proposed amendment.

After an amendment under an indenture becomes effective, Alestra is required to mail to holders of the new notes a notice briefly describing the amendment. However, the failure to give the notice to all holders of the new notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The new notes will be issued in global form and will be transferable only upon the surrender of the new notes being transferred for registration of transfer. Alestra may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges, as well as appropriate endorsements and transfer documents.

Defeasance

Alestra at any time may terminate all its obligations under the new notes and the applicable indenture (“legal defeasance”), except for certain obligations, including:

•	the obligations respecting the defeasance trust, as that term is described below, and obligations to register the transfer or exchange of the new notes;

•	to replace mutilated, destroyed, lost or stolen new notes; and

•	to maintain a registrar and paying agent with respect to the new notes.

Alestra at any time may also terminate its obligations under:

•	the covenants described under “—Change of Control”;

•	the covenants described under “—Certain covenants”, other than the covenant described under “—Merger and Consolidation”, except as detailed below;

•	the operation of the cross acceleration provision described in paragraph (5) of “—Defaults”;

•	the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under paragraph (7) of “—Defaults” above; and

•	the limitations contained in clause (3) under the first paragraph under “—Certain covenants—Merger and Consolidation” above.

This termination is “covenant defeasance”.

Alestra may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Alestra exercises its legal defeasance option, payment of the new notes may not be accelerated because of an Event of Default with respect thereto. If Alestra exercises its covenant defeasance option, payment of the new notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) with respect only to Significant Subsidiaries, or (8) under “—Defaults” above or because of the failure of Alestra to comply with clause (3) or (4) under the first paragraph of, or in the third paragraph under, “—Certain covenants—Merger and Consolidation” above.

In order to exercise either defeasance option, Alestra must irrevocably deposit money or U.S. Government obligations with the trustee in a trust, known as a defeasance trust. This will be for the payment of principal and interest on the new notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of:

(1)  an opinion of counsel to the effect that holders of the new notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law; and

(2)  an opinion of counsel in Mexico to the effect that holders of the new notes will not recognize income, gain or loss for Mexican tax purposes as a result of such deposit and defeasance and will be subject to Mexican taxes, including withholding taxes, on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

Concerning the trustee

The Bank of New York is to be the trustee under each indenture and has been appointed by Alestra as Registrar and Paying Agent with regard to the new notes.

Each indenture contains certain limitations on the rights of the trustee, should it become a creditor of Alestra, to obtain payment of claims in certain cases, or to realize on certain property received with respect to any claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding new notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee subject to certain exceptions. The indenture provides that if an Event of Default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to this provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless the holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing law

Each indenture provides that it and the new notes issued thereunder will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), in the event that proceedings were brought in Mexico seeking to enforce in Mexico Alestra’s obligations under the new notes, Alestra would not be required to discharge its obligations in Mexico in a currency other than Mexican currency. According to the law, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Pesos at the rate of exchange in effect on the date and in the place payment occurs. This rate is currently determined by Banco de Mexico every business banking day in Mexico and published the following business banking day in the Mexican Diario Oficial de la Federación.

Consent to jurisdiction and service

Each indenture will provide that Alestra will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for actions brought under Federal or state securities laws with respect to the notes or the indenture brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to that jurisdiction.

Certain definitions

In this section “Description of the New Notes”, some words and terms have specific meanings. These words and terms are described below.

“Additional Assets” means:

(1)  telecommunications assets, other than Indebtedness and Capital Stock;

(2)  the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of the Capital Stock by Alestra or another Restricted Subsidiary; or

(3)  Capital Stock constituting a minority interest in any Person that at that time is a Restricted Subsidiary; provided, however, that any Restricted Subsidiary described in clause (1) or (2) above is primarily engaged in a telecommunications business.

“Adjusted Consolidated Net Tangible Assets” means the total amount of assets of Alestra and its Restricted Subsidiaries, less applicable depreciation, amortization and other valuation reserves, except to the extent resulting from write-ups of capital assets, after deducting from that amount:

(1)  all current liabilities of Alestra and its Restricted Subsidiaries, excluding intercompany items; and

(2)  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth in the most recent quarterly or annual consolidated balance sheet of Alestra and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the SEC or provided to the trustee pursuant to “—Certain covenants—SEC Reports” above.

In this calculation, the term “write-ups” does not include write-ups in connection with accounting for acquisitions in conformity with GAAP.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with that specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling” and “controlled” have meanings correlative to the foregoing definition of “Affiliate”.

For purposes of the provisions described under “—Certain covenants—Limitation on Restricted Payments”, “—Certain covenants—Limitation on Affiliate Transactions” and “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, “Affiliate” will also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the voting stock, on a fully diluted basis, of Alestra or of rights or warrants to purchase Capital Stock, whether or not currently exercisable, and any Person who would be an Affiliate of any beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease, transfer or other disposition, or series of related sales, leases, transfers or dispositions, by Alestra or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction, of:

(1)  any shares of Capital Stock of a Restricted Subsidiary, other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Alestra or a Restricted Subsidiary;

(2)  all or substantially all the assets of any division or line of business of Alestra or any Restricted Subsidiary; or

(3)  any other assets of Alestra or any Restricted Subsidiary outside of the ordinary course of business of Alestra or the Restricted Subsidiary.

However, the following shall not constitute Asset Dispositions:

(a)  a disposition by a Restricted Subsidiary to Alestra or by Alestra or a Restricted Subsidiary to another Restricted Subsidiary;

(b)  for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain covenants—Limitation on Restricted Payments”;

(c)  exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value as determined by the board of directors, of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash and the cash is Net Available Cash;

(d)  a disposition that is governed by the provisions described under “—Certain covenants—Merger and Consolidation”;

(e)  a disposition of obsolete, worn-out, damaged or otherwise unsuitable or unnecessary equipment or other obsolete assets;

(f)  dispositions with respect to sales of capacity and rights of use in Alestra’s network;

(g)  disposition resulting from the foreclosure of a Permitted Lien;

(h)  dispositions in connection with the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(i)  a sale-leaseback of assets within one year of the acquisition of those assets;

(j)  the grant of any license of patents, trademarks, registration therefor and other similar intellectual property;

(k)  the designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

(l)  any Equity Offering by Alestra;

(m)  a transaction or series of transactions that results in a Change of Control;

(n)  the sale or other disposition of Temporary Cash Investments;

(o)  the sale, conveyance or other transfer of accounts receivable and related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Subsidiary or by a Receivables Subsidiary, in connection with a Qualified Receivables Transaction;

(p)  a Restricted Payment permitted by or a Permitted Investment that is not prohibited by the covenant described above under the caption “—Certain covenants—Limitation on Restricted Payments”; or

(q)  dispositions of assets with a fair value of less than $1,000,000 in any fiscal year.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or preferred stock, the quotient obtained by dividing:

(1)  the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of the Indebtedness or redemption or similar payment for the preferred stock multiplied by the amount of the payment by

(2)  the sum of all those payments.

“Board of Directors” means the board of directors of Alestra or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day other than Saturday or Sunday which is not a legal holiday in the United States or Mexico.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means, however designated, any and all shares, interests, rights to purchase, warrants, options, participations, partes sociales or other equivalents of or interests in equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Consolidated Interest Expense” means, for any period, the consolidated interest expense of Alestra and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Alestra or its Restricted Subsidiaries, without duplication:

(1)  interest expense attributable to capital leases;

(2)  amortization of debt discount;

(3)  capitalized interest;

(4)  non-cash interest expenses;

(5)  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)  net costs associated with Hedging Obligations, including amortization of fees;

(7)  Preferred Stock dividends with respect to all Preferred Stock held by Persons other than Alestra or a Wholly Owned Subsidiary;

(8)  interest incurred in connection with Investments in discontinued operations;

(9)  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by or secured by the assets of Alestra or any Restricted Subsidiary; and

(10)  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person other than Alestra in connection with Indebtedness Incurred by such plan or trust. Consolidated Interest Expense shall not include amortization of debt issuance cost.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of:

(1)  the aggregate amount of Indebtedness of Alestra and its Restricted Subsidiaries calculated on a consolidated basis as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such determination, such fiscal quarter being herein called the “most recent fiscal quarter”, to—

(2)  EBITDA for the most recent fiscal quarter, herein called the “Reference Period”, for which financial statements of Alestra have been filed with the SEC or provided to the trustee pursuant to “—Certain covenants—SEC Reports” above multiplied by four; provided, however, that:

(a)  if Alestra or any Restricted Subsidiary has Incurred any Indebtedness since the end of the Reference Period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been outstanding as of the end of the most recent fiscal quarter and to the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such new Indebtedness had been Incurred and such other Indebtedness had been discharged as of the end of such fiscal quarter;

(b)  if Alestra or any Restricted Subsidiary has, other than Indebtedness Incurred under any revolving credit agreement,

(A)  repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such fiscal quarter, or

(B)  if any Indebtedness that was outstanding as of the end of such fiscal quarter is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio, then the aggregate amount of Indebtedness shall be calculated on a pro forma basis as if such discharge has occurred as of the end of such fiscal quarter and EBITDA shall be calculated as if Alestra or such

Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period with respect to Cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(c)  if since the beginning of the Reference Period Alestra or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by:

(A)  an amount equal to the EBITDA, if positive, directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period, or

(B)  increased by an amount equal to the EBITDA, if negative, directly attributable thereto for the Reference Period;

(d)  if since the beginning of the Reference Period Alestra or any Restricted Subsidiary, by merger or otherwise, shall have made an Investment in any Restricted Subsidiary, or any Person which becomes a Restricted Subsidiary, or an acquisition of assets, including by way of merger or consolidation, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto, including the Incurrence of any Indebtedness, as if such Investment or acquisition occurred on the first day of the Reference Period; and

(e)  if since the beginning of the Reference Period any Person that subsequently became a Restricted Subsidiary or was merged with or into Alestra or any Restricted Subsidiary since the beginning of such Reference Period shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) or (d) above if made by Alestra or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of the Reference Period.

“Consolidated Net Income” means, for any period, the net income of Alestra and its consolidated Subsidiaries for such period determined in accordance with GAAP; provided, however, that, to the extent included in calculating consolidated net income, there shall not be included in such Consolidated Net Income:

(1)  any net income of any Person other than Alestra if such Person is not a Restricted Subsidiary, except that:

(a)  subject to the exclusion contained in clause (4) below, Alestra’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Alestra or a Restricted Subsidiary as a dividend or other distribution, subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below; and

(b)  Alestra’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)  any net income or loss of any Person acquired by Alestra or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3)  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Alestra, except that:

(a)  subject to the exclusion contained in clause (4) below, Alestra’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Alestra or another Restricted Subsidiary as a dividend or other distribution subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause, and

(b)  Alestra’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)  any gain, but not loss, realized upon the sale or other disposition of any assets of Alestra, its consolidated Subsidiaries or any other Person, including pursuant to any sale-and-leaseback arrangement, which is not sold or otherwise disposed of in the ordinary course of business and any gain, but not loss, realized upon the sale or other disposition of any Capital Stock of any Person;

(5)  extraordinary gains, but not losses;

(6)  any net income to the extent attributable to a Telecommunications Capital Asset Disposition; and

(7)  the cumulative effect of a change in accounting principles.

“Currency Agreement” means, with respect to a Person, any foreign exchange contract, currency swap agreement or other similar agreement designed solely to protect such Person against fluctuations in currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms or by the terms of any security into which it is convertible or for which it is exchangeable or upon the happening of any event:

(1)  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)  is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3)  is redeemable or must be purchased, upon the occurrence of certain events or otherwise, by such Person at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the earlier of the stated maturity of the notes and the date on which no notes remain outstanding.

“EBITDA” for any period means the:

(1)  sum of Consolidated Net Income, plus Consolidated Interest Expense (to the extent such amount was deducted in calculating Consolidated Net Income) plus the following to the extent deducted in calculating such Consolidated Net Income:

(a)  all income and asset tax expense of Alestra and its consolidated Restricted Subsidiaries,

(b)  depreciation expense of Alestra and its consolidated Restricted Subsidiaries,

(c)  amortization expense of Alestra and its consolidated Restricted Subsidiaries, excluding amortization expense attributable to a prepaid cash item that was paid in a prior period,

(d)  foreign exchange losses that are reported below the “operating loss (profit)” or equivalent line on Alestra’s statement of results of operations,

(e)  all other non-cash charges of Alestra and its consolidated Restricted Subsidiaries, including monetary losses and equity in losses of Persons that are not Restricted Subsidiaries but excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period, and

(f) other expenses;

in each case for such period minus

(2)  the sum of the following to the extent increasing Consolidated Net Income:

(a)  foreign exchange gains that are reported below the “operating loss (profit)” or equivalent line on Alestra’s statement of results of operations,

(b)  other income, and

(c)  all other non-cash income items of Alestra and its consolidated Restricted Subsidiaries, including monetary gains and equity in earnings of Persons that are not Restricted Subsidiaries but excluding any such non-cash item to the extent that it results in the receipt of cash payments in any future period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of a Restricted Subsidiary shall be added to Consolidated

Net income to compute EBITDA only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Alestra by such Restricted Subsidiary without prior approval that, in fact, has not been obtained, pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any public or private offering by Alestra for cash of Capital Stock, other than Disqualified Stock.

“Excess Cash Flow” means, for any fiscal year, EBITDA for such fiscal year minus our purchase of real estate and equipment, net cash payments for taxes, cash interest expense payments, any increase in Net Working Capital as measured from the prior fiscal year end to the end of the fiscal year being measured and repayments of principal, plus any decrease in Net Working Capital as measured from the prior fiscal year end to the end of the fiscal year being measured, all calculated in accordance with Mexican GAAP.

“Fair Market Value” means, with respect to any asset or property, including Capital Stock, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors acting in good faith and shall be evidenced by a resolution of the Board of Directors delivered to the trustee.

“GAAP” means generally accepted accounting principles in Mexico as in effect on the issue date. All ratios and computations shall be computed in conformity with GAAP applied on a consistent basis and using constant Peso calculations.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such other Person:

(1)  to purchase or pay, or advance or supply funds for the purchase or payment of such Indebtedness, whether arising by virtue of partnership arrangements, or by agreements to keep- well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise; or

(2)  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss, in whole or in part, in respect thereof.

However, a Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning. A Guarantor means any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Currency Agreement or Interest Rate Agreement.

“Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for.

However, any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary.

The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination, without duplication:

(1)  the principal with respect to:

(a)  indebtedness of such Person for money borrowed, and

(b)  indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable,

(2)  all Capital Lease Obligations of such Person;

(3)  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and other monetary obligations to trade creditors existing on the date of issuance of the new notes;

(4)  all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to letters of credit securing obligations, other than obligations described in clauses (1) through (3) above, entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 20th business day following payment on the letter of credit;

(5)  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any preferred stock but excluding, in each case, any accrued dividends;

(6)  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person, whether or not such obligation is assumed by such Person, the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that:

(1)  the amount outstanding at any time of any Indebtedness issued with original issue discount is the amount of the liability in respect thereof determined in accordance with GAAP; and

(2)  Indebtedness shall not include any liability for foreign, Federal, state, local or other taxes. For purposes of calculating the Consolidated Leverage Ratio, the amount of Indebtedness outstanding at any time of determination for Hedging Obligations shall not exceed the amount of net payments due thereunder.

“Interest Rate Agreement” means, with respect to a Person, any interest rate swap agreement, interest rate floor or cap agreement or other financial agreement or arrangement designed solely to protect such Person against fluctuations in interest rates.

“Investment” in any Person means:

(1)  any direct or indirect advance, loan, other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person;

(2)  other extensions of credit, including by way of Guarantee or similar arrangement or other commercially reasonable extension of trade credit;

(3)  capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others; or

(4)  any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain covenants—Limitation on Restricted Payments”:

(1)  “Investment” shall include the portion which is proportionate to Alestra’s equity interest in such Subsidiary of the fair value of the net assets of any Subsidiary of Alestra at the time that such Subsidiary is designated an Unrestricted Subsidiary. However, upon a redesignation of such Subsidiary as a Restricted Subsidiary, Alestra shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount, if positive, equal to:

(a)  Alestra’s “Investment” in such Subsidiary at the time of such redesignation less,

(b)  the portion proportionate to Alestra’s equity interest in such Subsidiary of the fair value of the net assets of such Subsidiary at the time of such redesignation; and

(2)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair market Value at the time of such transfer, in each case as determined in good faith by the board of directors.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof.

“Net Available Cash” from an Asset Disposition means payments in cash or cash equivalents received therefrom, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form, in each case net of:

(1)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by Alestra or any Restricted Subsidiary after such Asset Disposition; and

(5)  appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution filed with the trustee. However, any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of the indenture and the notes as a new Asset Disposition at the time of such reduction with Net Available Cash equal to the amount of such reduction.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Working Capital” means, at any date, (a) total current assets minus cash and cash equivalents minus restricted investments of the Company, as of such date minus (b) total current liabilities minus bank loans and notes payable minus current portion of long-term liabilities of the Company as of such date.

“Noteholder”, see Holder.

“Permitted Holders” means AT&T Corp., AT&T Telecom Mexico Inc., Onexa, S.A. de C.V., Alfa, S.A. de C.V. or Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer and their respective Affiliates.

“Permitted Investment” means an Investment by Alestra or any Restricted Subsidiary in:

(1)  Alestra, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary. However, the primary business of such Restricted Subsidiary must be a telecommunications business;

(2)  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Alestra or a Restricted Subsidiary. However, such Person’s primary business must be a telecommunications business;

(3)  Temporary Cash Investments;

(4)  receivables owing to Alestra or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Alestra or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)  loans or advances to employees made in the ordinary course of business in an aggregate amount not to exceed $1,000,000 at any time outstanding;

(7)  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Alestra or any Restricted Subsidiary or in satisfaction of judgments;

(8)  any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “Certain covenants —Limitation on sales of assets and subsidiary stock”;

(9)  Hedging Obligations permitted to be incurred under “—Certain covenants—Limitation on indebtedness”;

(10)  any Person principally engaged in a telecommunications business; provided, however, that the aggregate amount of Investments made pursuant to this clause (10) shall not exceed $25.0 million at any one time outstanding; and

(11)  any Investment by Alestra or a Restricted Subsidiary in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other person, in each case, in connection with a Qualified Receivables Transaction, provided, that the Investment in any person is in the form of a Purchase Money Note, an equity interest or an interest in accounts receivable or contracts receivable generated by Alestra or a Restricted Subsidiary and transferred to any person in connection with a Qualified Receivables Transaction or any person owning those accounts receivable.

“Permitted Liens” means, with respect to any Person:

(1)  pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts other than for the payment of Indebtedness, or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)  liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)  liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

(4)  liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)  liens securing Indebtedness permitted to be Incurred pursuant to clause (a) and (b) of paragraph (2) under “—Certain covenants—Limitation on indebtedness”;

(7)  liens in favor of Alestra;

(8)  liens existing on the date of issuance of the existing notes;

(9)  liens on property or shares of Capital Stock of another Person at the time the acquired Person becomes a Subsidiary of such Person who was the acquiror; provided, however, that such liens are not created, incurred or assumed in connection with, or in contemplation of, such acquired Person becoming such a Subsidiary; provided further, however, that such lien may not extend to any other property owned by the acquiror or any of its Subsidiaries;

(10)  liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the liens may not extend to any other property owned by such Person or any of its Subsidiaries;

(11)  liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

(12)  liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be, Incurred under “—Certain covenants—Limitation on indebtedness”, secured by a lien on the same property as secures such Hedging Obligations;

(13)  liens to secure any Refinancing or successive Refinancings as a whole, or in part, of any Indebtedness secured by any lien referred to in the foregoing clauses (6), (8), (9) and (10); provided, however, that—

(a)  such new lien shall be limited to all or part of the same property that secured the original lien, plus improvements to or on such property, and

(b)  the Indebtedness secured by such lien at such time is not increased to any amount greater than the sum of

(A)  the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (8), (9) or (10) at the time the original lien became a Permitted Lien; and

(B)  an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14)  liens securing accounts receivable and related assets of a Receivables Subsidiary in connection with a Qualified Receivable Transaction;

(15)  liens incurred in the ordinary course of business of Alestra and its Subsidiaries with respect to obligations that do not exceed $10 million at any one time outstanding;

(16)  rights of financial institutions to set off and chargeback arising by operation of law; or

(17)  liens securing Indebtedness permitted to be Incurred pursuant to clause (q) of paragraph (2) under “—Certain covenants—Limitation on indebtedness” so long as the related Indebtedness shall not be secured by any property or assets of the company or any Restricted Subsidiary other than the property or assets acquired with such Indebtedness.

Notwithstanding the foregoing, “Permitted Liens” will not include any lien described in clauses (6), (9) or (10) above to the extent such lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain covenants—Limitation on Sale of Assets and Subsidiary Stock”. For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Merger” means any merger of Alestra with another company whose principal business is to provide telecommunications services in Mexico; provided that any consideration, other than the assumption of indebtedness, provided by Alestra in connection with such merger is solely in the form of stock or other equity securities, and any consideration received by Alestra’s shareholders from Alestra, any acquired company or any surviving company for the shareholders’ equity securities in connection with such merger is solely in the form of stock or other equity securities of the company with which Alestra is merged, any surviving company or any acquiring company.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness owed to Alestra or any Restricted Subsidiary in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves, amounts paid to investors with respect to interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Alestra or any registration statement pursuant to which Alestra or any Restricted Subsidiary may sell, convey or otherwise transfer to:

(1)  a Receivables Subsidiary, in the case of a transfer by Alestra or any Restricted Subsidiary; and

(2)  any other person, in the case of a transfer by a Receivables Subsidiary,

or may grant a security interest in, any accounts receivable, whether now existing or arising in the future, of Alestra or any Restricted Subsidiary and any asset related thereto, including, without limitation:

(1)  all collateral securing the accounts receivable,

(2)  all contracts and all guarantees or other obligations with respect to the accounts receivable,

(3)  proceeds of the accounts receivable and other assets which are customarily transferred, or

(4)  with respect to which security interests are customarily granted, in connection with asset securitization transactions involving accounts receivable.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of Alestra which engages in no activities other than in connection with the financing of accounts receivables and which is designated by the Board of Directors as a Receivables Subsidiary and:

(1)  no portion of the indebtedness or any other obligations, contingent or otherwise, of which-

(a)  is guaranteed by Alestra or any other Restricted Subsidiary, excluding guarantees of obligations, other than the principal of, and interest on, Indebtedness pursuant to Standard Securitization Undertakings,

(b)  is recourse to or obligates Alestra or any other Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings, or

(c)  subjects any property or asset of Alestra or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(2)  with which neither Alestra nor any other Restricted Subsidiary has any material contract, agreement, arrangement or understanding, except in connection with a Purchase Money Note or Qualified Receivables Transaction, other than on terms no less favorable to Alestra or such other Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of Alestra, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3)  to which neither Alestra nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any designation of a Subsidiary of Alestra as a Receivables Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the indenture.

“Refinance” means, with respect to any Indebtedness, to refinance, extend, renew, replace, substitute, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such, indebtedness. The words “refinanced” and “refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that refinances any Indebtedness of Alestra or any Restricted Subsidiary existing on the date of issuance of the existing notes or Incurred in compliance with the indenture, including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2)  such Refinancing Indebtedness has an average life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the average life of the Indebtedness being refinanced;

(3)  such Refinancing Indebtedness has an aggregate principal amount, or if Incurred with original issue discount, an aggregate issue price, that is equal to or less than the aggregate principal amount, or if Incurred with original issue discount, the aggregate accreted value, then outstanding or committed plus fees and expenses, including any premium and defeasance costs, under the Indebtedness being refinanced; and

(4)  if the Indebtedness being refinanced is subordinate or junior to the notes, such Refinancing Indebtedness shall be subordinate to the notes at least to the same extent and in the same manner as the Indebtedness being refinanced; provided further, however, that Refinancing Indebtedness shall not include:

(a)  Indebtedness of a Subsidiary that refinances Indebtedness of Alestra, or

(b)  Indebtedness of Alestra or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Payment” with respect to any Person means:

(1)  the declaration or payment of any dividends or any other distributions of any sort with respect to its Capital Stock, including any payment in connection with any merger or consolidation involving such Person, or similar payment to the direct or indirect holders of its Capital Stock. However, this does not include:

(a)  dividends or distributions payable solely in its Capital Stock other than Disqualified Stock.

(b)  dividends or distributions payable solely to Alestra or a Restricted Subsidiary.

(c)  pro rata, or on a basis that results in the receipt by Alestra or a Restricted Subsidiary of dividends or distributions of equal or greater value, dividends, or

(d)  other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation;

(2)  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Alestra held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Alestra, other than a Restricted Subsidiary, including the exercise of any option to exchange any Capital Stock, other than into Capital Stock of Alestra that is not Disqualified Stock;

(3)  the voluntary purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations, other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition or any purchase, repurchase, redemption or other acquisition or prepayment thereof in connection with any Refinancing thereof permitted by the indenture; or

(4)  the making of any Investment in any Person, other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Alestra that is not an Unrestricted Subsidiary.

“Senior Indebtedness” means with respect to any Person:

(1)  Indebtedness of such Person, whether outstanding on the date of issuance of the existing notes or thereafter Incurred; and

(2)  accrued and unpaid interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person to the extent post-filing interest is allowed in such proceeding, with respect to–

(a)  indebtedness of such Person for money borrowed, and

(b)  indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the notes or the applicable Subsidiary Guaranty;

provided, however, that Senior Indebtedness shall not include:

(1)  any obligation of such Person to any Subsidiary;

(2)  any liability for foreign, Federal, state, local or other taxes owed or owing by such Person;

(3)  any accounts payable or other liability to trade creditors arising in the ordinary course of business, including guarantees thereof or instruments evidencing such liabilities;

(4)  any Indebtedness of such Person, and any accrued and unpaid interest in respect thereof, which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(5)  that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a Significant Subsidiary of Alestra within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Alestra or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision.

The term “Stated Maturity” excludes any provision providing for the redemption or repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred.

“Strategic Subordinated Indebtedness” means Indebtedness of Alestra which by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred:

(1)  is expressly made subordinate in right of payment to the notes; and

(2)  provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of Alestra’s obligations under the new notes; provided, that such Indebtedness may provide for and be repaid at any time pursuant to and in compliance with clause (2)(b) of “—Certain covenants—Limitation on Restricted Payments”.

“Subordinated Obligation” means any Indebtedness of Alestra, whether outstanding on the date of issuance of the existing notes or thereafter Incurred, which is subordinate or junior in right of payment to the new notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)  such Person;

(2)  such Person and one or more Subsidiaries of such Person; or

(3)  one or more Subsidiaries of such Person.

For purposes of this definition, “entitled to vote” means without regard to the occurrence of any contingency.

“Telecommunications Capital Asset Disposition” means the transfer, conveyance, sale, lease or other disposition of feasibility studies, dark fiber and/or conduit and components of the conduit system, the proceeds of which are treated as revenues by Alestra in accordance with GAAP.

“Temporary Cash Investments” means any of the following:

(1)  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)  investments in time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits, aggregating in excess of $500,000,000 or the foreign currency equivalent thereof and has outstanding debt which is rated “A”, or such similar equivalent rating, or higher by at least one nationally recognized statistical rating organization, as defined in Rule 436 under the Securities Act, or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)  investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation other than an Affiliate of Alestra, organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” or higher according to Moody’s Investors Service, Inc. or “A-1” or higher according to Standard and Poor’s Ratings Group;

(5)  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.;

(6)  Cetes or Bonos de Desarrollo del Gobierno Federal or Bonos Adjustables del Gobierno Federal or other similar securities issued by the Mexican government and maturing not more than 180 days after the acquisition thereof and debt instruments issued by the Mexican government which are denominated and payable in U.S. dollars;

(7)  Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (1) through (6) above;

(8)  demand deposit accounts with U.S. banks, or Mexican banks specified in clause (9) of this definition, maintained in the ordinary course of business; and

(9)  certificates of deposit, bank promissory notes and bankers’ acceptances denominated in Pesos, maturing not more than 180 days after the acquisition thereof and issued or Guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Fondo Bancario de Protección al Ahorro or any successor thereto.

“Total Equity Market Capitalization” of any Person means, as of any day of determination, the sum of:

(1)  the product of:

(a)  the aggregate number of outstanding primary shares of common stock of such Person on such day, which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of such person, multiplied by

(b)  the average closing price of such common stock over the 20 consecutive Business Days immediately preceding such day, plus;

(2)  the liquidation value of any outstanding shares of preferred stock of such Person on such day.

“Unrestricted Subsidiary” means:

(1)  any Subsidiary of Alestra that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)  any Subsidiary of an Unrestricted Subsidiary. The board of directors may designate any Subsidiary of Alestra to be an Unrestricted Subsidiary, including any newly acquired or newly formed Subsidiary, unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any lien on any property of, Alestra or any other Subsidiary of Alestra that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

(a)  the Subsidiary to be so designated has total assets of $1,000 or less, or

(b)  if such Subsidiary has assets greater than $1,000, Alestra could make a Restricted Payment in an amount equal to the greater of the Fair market Value and the book value of such Subsidiary under “—Certain covenants—Limitation on Restricted Payments”.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

•	Alestra could Incur $1.00 of additional Indebtedness under paragraph (1) of the covenant described under “—Certain covenants—Limitation on indebtedness”, and

•	no Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government obligations” means direct obligations, or certificates representing an ownership interest in such obligations, of the United States, including any agency or instrumentality of the U.S., for the payment of which the full faith and credit of the U.S. is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees thereof.

In the definition above, “other interests” includes partnership interests. The term “normally entitled” means without regard to the occurrence of any contingency.

For purposes of the definition of Change of Control only, so long as the Permitted Holders hold a number of shares of Capital Stock of Alestra sufficient to allow the Permitted Holders to elect a majority of the directors on the Board of Directors, shares of common stock that are treated as “neutral investment” under Mexican law and provide for voting rights only with respect to a limited number of directors on the Board of Directors shall be deemed not to constitute voting stock.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which, other than directors’ qualifying shares, is owned by Alestra or one or more Wholly Owned Subsidiaries.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The discussion below is the opinion of Milbank, Tweed, Hadley & McCloy LLP, referred to as “Milbank”, regarding the material United States federal income tax consequences of:

•	the exchange of existing notes for new notes pursuant to the exchange offers (including the receipt of the early consent payment),

•	holding the new notes received in the exchange, and

•	the adoption of the proposed amendments, in the case of holders that continue to hold existing notes.

The opinion of Milbank is subject to the assumptions, qualifications and limitations stated below, and assumes the accuracy of Alestra’s statements as to certain factual matters contained herein and that the offers will be consummated in the manner described in this prospectus. Milbank’s opinion is based upon the tax laws in effect on the date of this prospectus, including:

•	Internal Revenue Code of 1986, as amended, which is referred to in this prospectus as the “Code”,

•	Treasury Regulations,

•	published administrative interpretations of the Internal Revenue Service, which is referred to in this prospectus as the “IRS”, and

•	judicial decisions.

These tax laws are subject to change, possibly on a retroactive basis. The discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to you, as your tax treatment may vary depending on your particular situation. Certain classes of United States holders such as the following may be subject to special rules not discussed below:

•	insurance companies;

•	tax-exempt organizations;

•	employee stock ownership plans;

•	financial institutions;

•	brokers;

•	dealers;

•	regulated investment companies;

•	real estate investment trusts;

•	subchapter S corporations;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	persons whose functional currency is not the United States dollar;

•	persons who hold existing notes as a hedge or otherwise have hedged the risk of holding existing notes;

•	persons who hold existing notes as part of (or in connection with) a “straddle,” “conversion” or other integrated transaction; and

•	persons who use the mark-to-market method of accounting.

In the case of a holder that is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding existing notes, you should consult your own tax advisor. In addition, the discussion below does not consider the alternative minimum tax or the effect of any applicable foreign, state, local or other tax laws. This discussion assumes that United States holders have held their existing notes as “capital assets” within the meaning of Code Section 1221.

Where the opinion refers to a United States holder, this means a beneficial owner of existing notes who or which is:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

When the opinion refers to a “Non-United States holder” this means any holder that is not a United States holder.

Taxation of United States Holders Who Participate in the Exchange

Treatment of the Exchange

Treatment of Accrued Interest.    Proceeds that are attributable to accrued and unpaid interest not previously included in income will be treated as interest income. References in the following discussion to cash or other proceeds of the exchange offers do not include amounts attributable to accrued and unpaid interest.

Exchange of Existing Notes for New Notes.    Holders of existing notes will exchange their existing notes for either cash, new notes or both. If you are a United States holder, you will realize a gain or loss on the exchange if such exchange results in a “significant modification” within the meaning of the applicable Treasury Regulations promulgated pursuant to Section 1001 of the Code. The exchange of a new debt instrument for an existing debt instrument is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing debt instrument are altered in a manner that is “economically significant.” Treasury Regulations provide that a modification that adds, deletes or alters customary financial covenants is not a significant modification. A change to the maturity date of the notes is not a significant modification if the final payment is made within the lesser of 5 years or a period of time that is 50 percent of the original term of the existing notes. A change in the yield on the notes, which is determined by taking into account any payments made to a holder as consideration for the modification but not taking into account any commercially reasonable prepayment penalty is not a significant modification unless the yield on the new notes varies from the yield on the existing notes by more than the greater of ¼ of one percent or five percent of the annual yield on the existing notes.

There is no authority directly addressing how to determine the yield for this purpose in the case of notes like the new notes that provide for an interest rate step-up and permit the issuer to redeem the notes at a premium. Nevertheless, the exchange of existing notes for new notes and cash, if any, should be a taxable event. Accordingly, if you are a United States holder, you would recognize taxable gain or loss equal to the difference between:

•	the sum of the issue price of the new notes you received in exchange for existing notes, which is determined as described below under “Treatment of the Exchange—Issue Price of New Notes”, plus the amount of cash received, if any, over

•	your adjusted tax basis in the existing notes.

Your adjusted tax basis in an existing note equals the price you paid for that note, increased by the amount of any market discount previously included in income with respect to the note and reduced, but not below zero, by any amortizable bond premium allowable as a deduction with respect to the note. Your tax basis in the new notes will equal their issue price, which is described below under “Treatment of the Exchange—Issue Price of New Notes”. Your holding period for the new notes would begin on the date following the date of the exchange.

Subject to the applicability of the rules governing market discount, any gain on the exchange would be capital gain and would be long-term capital gain if you had held the existing notes for more than one year. In general, if you acquired the existing notes with market discount, any gain realized on the exchange would be treated as ordinary income to the extent of the market discount that accrued while you held such existing notes, unless you have elected to include market discount in income currently as it accrues.

If, contrary to the discussion above, the exchange of existing notes for new notes were not treated as a significant modification, you would recognize no gain or loss with respect to the receipt of new notes. However, the receipt of any cash could be treated as either:

•	part of the consideration received in partial retirement of notes, or

•	as described below under “Treatment of the Exchange—Effect of Early Consent Payments,” as a separate fee for consenting to the proposed amendments to the existing notes.

•	If you receive cash that is treated as consideration in the partial retirement of notes, that cash would constitute a return of capital and would not be currently taxable to the extent of the portion of your tax basis allocable to that portion of the existing notes deemed retired, and would constitute capital gain to the extent that the amount of the payment exceeds the portion of your tax basis allocable to that portion of the existing notes deemed exchanged therefor. Alternatively, if you receive cash that is treated as a separate fee for consenting to the proposed amendments, you would have ordinary income to the extent of the cash you receive. You are encouraged to consult your own tax advisor as to the proper treatment of the early consent payment.

Issue Price of New Notes.    As described above under “Treatment of the Exchange—Exchange of Existing Notes for New Notes”, the amount of gain or loss recognized on the exchange, if any, may depend in part on the issue price of the new notes. The issue price of the new notes also is relevant to the application of the original issue discount rules, as described below under “Consequences of Holding New Notes—Original Issue Discount”.

The issue price of the new notes depends on whether a substantial amount of the new notes or the existing notes are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations. Notes are traded on an established market if, among other things, at any time during the 60-day period ending 30 days after the issue date, the notes are listed on a national securities exchange.

•	If a substantial amount of the new notes are traded on an established market, the issue price of the new notes would be their fair market value on the date of the exchange.

•	If the new notes are not but the existing notes are traded on an established market, the issue price of the new notes exchanged for the existing notes would be equal to the fair market value of the existing notes exchanged therefor.

•	If neither the new notes nor the existing notes are traded on an established market, the issue price of the new notes would be equal to the stated principal amount of the new notes.

Because the determination as to whether the new notes are so traded will depend on future events, Alestra’s U.S. tax counsel is unable to opine as to whether the new notes will be traded on an established market. Nonetheless, Alestra expects, and Milbank therefore has assumed, that the new notes will be listed on a national securities exchange during the requisite testing period and therefore will be treated as traded on an established market and intend, to the extent required, to report information to the IRS on that basis. Alestra believes, and Milbank therefore has assumed, that the existing notes also would be treated as traded on an established market. If Alestra determines, based on the facts and circumstances, that the new notes are not traded on an established market, it will, to the extent required, report information to the IRS on the basis of the trading prices of the existing notes. However, because the determination is highly factual, the IRS may take the position that neither the new notes nor the existing notes are traded on an established market, and accordingly the issue price for the new notes would be their stated principal amount. If the issue price of the new notes is equal to their stated principal amount and your basis in the existing notes is less than the stated principal amount and any cash you receive, you may recognize gain as a result of the exchange of new notes for existing notes even if the fair market value of the new notes and cash received, if any, does not exceed your tax basis in the existing notes.

Effect of Early Consent Payments.    There is no authority directly on point regarding the proper treatment of consent fees. Accordingly, Milbank is unable to opine as to the proper treatment of the consent fees. If required to take a position for United States federal income tax purposes, Alestra intends to take the position that the early consent payment is part of the consideration received in exchange for a holder’s existing note, and Milbank has so assumed. The treatment of proceeds received in exchange for the existing notes is described in “Treatment of the Exchange—Exchange of Existing Notes for New Notes” above. Due to the absence of authority, however, there can be no assurance that the IRS will not take the position that the early consent payment is not part of the consideration received by a United States holder in exchange for the holder’s existing note but rather, that the early consent payment is a separate fee for consenting to the proposed amendments to the existing notes. In that case the early consent payment would be taxable as ordinary income and the computation of gain or loss would be adjusted accordingly. You are encouraged to consult your own tax advisors as to the proper treatment of the early consent payment.

Consequences of Holding New Notes

Original Issue Discount.    The new notes will be treated as issued with original issue discount for United States federal income tax purposes in an amount equal to the difference between their stated redemption price at maturity, as defined below, and their issue price.

The issue price of the new notes will be determined as described above under “Treatment of the Exchange—Issue Price of New Notes.” The new notes’ stated redemption price at maturity is the sum of all payments due under the new notes other than payments of qualified stated interest. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. All interest on the new notes paid prior to the interest rate step-up will be qualified stated interest. Additional interest payable after the interest rate step-up will not be qualified stated interest to the extent that the interest exceeds the amount that was payable prior to such step-up.

In general, you will be required to include original issue discount in gross income under a constant yield method as ordinary income over the term of the new notes in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer, and without regard to the timing or amount of any actual payments.

The new notes provide for an interest rate step-up and Alestra has the right to redeem the new notes at a premium. Treasury Regulations applicable to certain debt instruments subject to contingencies provide that, for purposes of determining the yield and maturity of such instruments, the issuer will be deemed to exercise or not exercise an option in a manner that minimizes the yield on the debt instrument. However, given Alestra’s current financial situation, Alestra believes it is very unlikely that it will be able to exercise its right of redemption, and Milbank has so assumed. Because the yield on the new notes may depend on whether Alestra exercises its right of redemption prior to the date of the interest step-up, the IRS might assert that the new notes are subject to Treasury Regulations applicable to contingent payment debt. In that event, the timing of income may be different from that described above and gain upon disposition of the new notes may be ordinary rather than capital. While Alestra believes the new notes will not be treated as contingent payment debt, due to the absence of authority, Milbank is unable to opine as to whether the new notes will be treated as contingent payment debt, and cannot assure you that the IRS will not take a contrary position.

You will also be required to include in income any Additional Amounts and the amount of Mexican tax withheld from interest payments notwithstanding that you have not in fact received such withheld tax. You may be entitled to a deduction or credit for taxes withheld, subject to applicable limitations in the Code and Treasury Regulations including that the election to deduct or credit foreign taxes applies to all foreign taxes for a particular year and that you must claim any benefits for which you are eligible under the applicable income tax treaty. Interest income, which includes Mexican taxes withheld therefrom and Additional Amounts, and original issue discount on the notes generally will constitute foreign source income and generally will be considered “passive income,” or, for certain types of United States holders, “financial services income” for purposes of computing the foreign tax credit. Mexican withholding taxes may be imposed at times that differ from the times at which you are required to include interest or original issue discount in income for United States federal income tax purposes, and this disparity may limit the amount of foreign tax credit available. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit in light of your particular circumstances. Guidance issued by the United States Treasury may deny a foreign tax credit for foreign taxes imposed with respect to the new notes if you hold the new notes in arrangements in which your expected economic profit, after non-United States taxes, is insubstantial.

Sale, Exchange and Retirement of the New Notes subsequent to the Exchange.    Your tax basis in the new notes will, in general, be the cost therefor, increased by original issue discount or market discount previously included in income and reduced, but not below zero, by:

•	any amortizable bond premium allowable as a deduction against interest income with respect to the new note, and

•	any payments you receive on the new note prior to the sale other than qualified stated interest.

Upon the sale, exchange, retirement or other disposition of the new notes, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition, less an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for federal income tax purposes, and the adjusted tax basis of the new notes. Gain or loss realized on the sale, exchange or retirement of the new notes will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a credit for any Mexican tax imposed upon a disposition of a new note unless you can apply the credit, subject to applicable limitations, against tax due on other income treated as derived from foreign sources. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

United States Holders of Existing Notes Not Participating in the Exchange Offers

If you do not participate in the exchange offers, or if you participate with respect to less than all of your existing notes, you will not be affected with respect to your retained notes unless the proposed amendments are adopted. If the proposed amendments are adopted and you do not participate in the exchange offers, you will be affected if and only if under applicable Treasury Regulations the adoption of the amendments results in a “significant modification” of the existing notes. In that event, the existing notes would be deemed to have been exchanged for new notes.

Adoption of the proposed amendments would result in a “significant modification” if, based on all the facts and circumstances and taking into account all modifications, other than certain specified modifications, the legal rights and obligations under the existing notes are altered in a manner that is “economically significant.” While Treasury Regulations provide that a modification that adds, deletes or alters customary accounting and financial covenants is not a significant modification, there is no authority addressing what type of covenants are customary financial or account covenants, and the proposed amendments, including the deletion of certain defaults and subsidiary cross defaults, may be viewed as extending beyond this exception for customary financial or accounting covenants. Due to the absence of authority, Milbank cannot opine as to whether the proposed amendments extend beyond the exception for customary financial or accounting covenants and accordingly, cannot express an opinion as to whether this will result in a taxable event to you. Alestra nevertheless intends to take the position for U.S. federal income tax purposes, and Milbank has assumed that Alestra will take the position, that the proposed amendments are not a modification that is economically significant and accordingly there is no deemed exchange for new notes. Due to the absence of authority and the factual nature of this determination, there can be no assurance that the IRS will not take a contrary position. Accordingly, the proposed amendments may result in a taxable event to you. If the proposed amendments were to result in a significant modification of the existing notes, so that these notes were deemed to have been exchanged for new notes, the consequences to you would be analogous to those described above under “Treatment of the Exchange—Exchange of Existing Notes for New Notes.” In particular, if:

•	the notes are not traded on an established market, and the issue price of the notes is therefore equal to their stated principal amount, and

•	you purchased the notes at a discount, you may recognize gain as a result of the deemed exchange for new notes even though the fair market value of the notes does not exceed your tax basis in the notes.

United States Taxation of Non-United States Holders

Interest on notes paid to you generally will not be subject to United States income or withholding tax if the interest is not effectively connected with your conduct of a trade or business in the United States. Gain realized on the disposition of existing or new notes will generally not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a United States trade or business or

•	you are an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Backup Withholding and Information Reporting

The exchange of existing notes by a United States holder pursuant to the offers generally will be subject to information reporting requirements. To avoid the imposition of backup withholding, if you are a United States holder, you should complete an IRS Form W-9 which generally can be obtained at the website of the Internal Revenue Service at www.irs.gov. In addition, you should either:

•	provide your correct taxpayer identification number which, in the case of an individual United States Holder, is his or her social security number, and certain other information, or

•	establish a basis for an exemption from backup withholding. Certain holders such as corporations, individual retirement accounts and certain foreign individuals are exempt from these backup withholding and information reporting requirements.

If the Exchange Agent is not provided with the correct taxpayer identification number or an adequate basis for exemption, a United States holder may be subject to a backup withholding tax on the gross proceeds received in the offers.

Payments on the new notes, including OID, and proceeds of sale of the new notes, also are subject to information reporting requirements, and to backup withholding unless the United States holder is exempt from backup withholding or provides its taxpayer identification number as described above.

If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

Recent Regulations Applicable to Reportable Transactions.

Recently issued Treasury regulations intended to address potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on a disclosure statement in prescribed form attached to its federal income tax return and retain information relating to the transaction. Organizers and sellers of reportable transactions and certain advisors are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. Whether or not it is in fact tax-motivated, a transaction may be a “reportable transaction” based upon any of several indicia, including:

•	the existence of confidentiality agreements,

•	certain indemnity arrangements,

•	potential for recognizing investment or other losses, or

•	significant book-tax differences,

one or more of which may be present with respect to or in connection with the Exchange. Such regulations provide that the Treasury Department or the IRS may issue guidance excluding certain transactions from these disclosure and maintenance requirements described and the IRS has announced unofficially that it plans to issue such guidance. However, no assurance can be given that any such guidance will be issued or regarding the transactions that would be excluded by any such guidance if issued. The IRS has also issued a Notice indicating it may revise certain aspects of these regulations and delaying the effective date of certain list maintenance obligations. Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and penalties for noncompliance that would apply under current or proposed law, and should be aware that Alestra and other participants in the transaction intend to comply with the disclosure and maintenance requirements under such regulations as they determine apply to them with respect to this transaction.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERS IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL STATE, LOCAL AND FOREIGN TAX LAWS.

MATERIAL MEXICAN FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material consequences of the exchange of the existing notes for the new notes and a cash payment and of the cash payment for the existing notes under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect. This summary of certain Mexican tax considerations deals only with holders of notes or of a beneficial interest therein that are not residents of Mexico for Mexican tax purposes and that do not conduct a trade or business through a permanent establishment or fixed base in Mexico (a “Non-Mexican Holder”).

For purposes of Mexican taxation, an individual is a resident of Mexico if he has a permanent home in Mexico, unless he has been in another country for more than 183 calendar days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico for tax purposes if it has been incorporated under the laws of Mexico, or has established the principal management of its business or the base of its effective direction in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise.

United States/Mexico and other tax treaties

A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol thereto (collectively, the “Tax Treaty”), between the United States and Mexico entered into force on January 1, 1994. Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders of notes are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which the notes may be subject. Holders of the notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Mexican tax consequences to Non-Mexican Holders of the exchange of existing notes for new notes

General

A Non-Mexican Holder will not be subject to any Mexican tax upon the exchange of the existing notes for the new notes, since no gain will be obtained by the Non-Mexican Holder.

Other taxes

A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the exchange of the existing notes, nor will such a Non-Mexican Holder be liable for Mexican stamp, registration or similar taxes.

Mexican tax consequences to Non-Mexican Holders of the new notes

Taxation of interest and principal

Under the Mexican Income Tax Law, payments of interest made by us in respect of the new notes (including payments of principal in excess of the issue price of such new notes, which, under Mexican Law, are deemed to be interest) to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% (the “Reduced Rate”), provided that:

•	the new notes are offered through banks or brokerage houses in a country with which Mexico has a tax treaty in force;

•	the new notes are registered in the Special Section of the Registro Nacional de Valores (National Registry of Securities), and

•	certain periodic information requirements by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance) are complied with.

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If these conditions are not met, the applicable withholding tax rate will be 10%.

NON-MEXICAN HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING WHETHER THEY RESIDE IN A COUNTRY THAT HAS ENTERED INTO SUCH A TREATY WITH MEXICO WHICH IS EFFECTIVE, AND IF SO, THE CONDITIONS AND REQUIREMENTS FOR OBTAINING BENEFITS UNDER SUCH TREATY.

However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer;

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 34% (33% in 2004 and 32% in 2005 and subsequent years).

Pursuant to Rule 3.25.15. (the “Reduced Rate Rule”) issued by the Secretaría de Hacienda y Crédito Público (Mexican Ministry of Finance) on May 30, 2002 in force until February 28, 2003, payments of interest made by us to Non-Mexican Holders with respect to the new notes offered through banks or brokerage houses that reside in countries with which Mexico has a tax treaty in force, will be subject to withholding taxes imposed at the Reduced Rate if:

•	the new notes are registered with the Special Section of the National Registry of Securities and copies of approval of such registration are provided by us to the Ministry of Finance;

•	we timely file with the Ministry of Finance certain information relating to the issuance of the new notes;

•	we maintain records that evidence compliance with the conditions set forth above.

We will comply with the first two conditions set forth above and expect that the last condition will also be met and, accordingly, expect to withhold Mexican tax from interest payments on the new notes at the Reduced Rate during the effectiveness of such rule.

However, during the fiscal year 2003, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a U.S. holder that meets the Reduced Rate Rule requirements described above, we will be entitled to withhold taxes in connection with interest payments under the new notes at the Reduced Rate. From 2003 and beyond, holders of the new notes should consult their own tax advisors as to the possible application of the Tax Treaty.

Payments of interest we make on the new notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, if any such fund is:

•	the effective beneficiary of the interest;

•	duly incorporated under the laws of its country of origin,

•	exempt in its country of origin from income tax on interest income; and

•	registered with the Ministry of Finance for that purpose.

Under existing Mexican law and regulations, a Non-Mexican Holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the new notes.

Taxation of Additional Amounts

We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as such term is defined in “Description of the Notes—Additional Amounts”) to the holders of the new notes in respect to the Mexican withholding taxes mentioned above. Payments of Additional Amounts with respect to the new notes will be subject to Mexican withholding tax at the same rate applicable to interest paid on the new notes.

Holders or beneficial owners of the new notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner is requested and is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

Taxation of accrued interest

Interest accrued that is not due and payable under the terms applicable to the existing notes before the exchange of the existing notes for the new notes will not be subject to a Mexican income tax withholding under the terms described above, but such interest will be subject to a Mexican income tax withholding when such interest becomes due and payable under the new notes after the exchange of the existing notes for the new notes.

Mexican tax consequences to Non-Mexican Holders who accept the cash payment tender offer

General

A Non-Mexican Holder will not be subject to any Mexican tax upon acceptance of the cash payment for the existing notes, since no gain will be obtained.

Other taxes

A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect of the acceptance of the tender offer, nor will such a Non-Mexican Holder be liable for Mexican stamp, registration or similar taxes.

DTC INFORMATION

The existing notes are issued in global form and held of record by the nominee of The Depository Trust Company, which were refer to as “DTC”. In turn, the existing notes are recorded on DTC’s books in the names of DTC participants that hold the existing notes for beneficial owners.

Only DTC participants that have security positions in the existing notes in their DTC accounts will be entitled to directly tender and participate in the offers and the consent solicitations. A beneficial owner which holds existing notes through a custodian must contact the custodian if the beneficial owner desires to tender the existing notes so held. A beneficial owner which holds existing notes through the Euroclear System or Clearstream Banking, société anonyme and wishes to tender its existing notes must instruct Euroclear or Clearstream, Luxembourg to block the account in respect of the tendered existing notes in accordance with the procedures established by Euroclear or Clearstream, Luxembourg.

The exchange agent and DTC have confirmed that the offers and the consent solicitations are eligible for DTC’s Automated Tender Offer Program, which we refer to as “ATOP”. Accordingly, DTC participants may electronically transmit their acceptance of the offers and the consent solicitations by causing DTC to transfer their existing notes to the exchange agent in accordance with DTC’s ATOP procedures for such transfer. DTC will then send an agent’s message, as defined herein, to the exchange agent. Holders desiring to tender their existing notes on the early consent payment deadline or the expiration date should allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on the relevant dates and should allow sufficient time for completion of the procedures of Euroclear and Clearstream, Luxembourg.

IMPORTANT INFORMATION FOR NON-U.S. HOLDERS

Mexico

We have filed an application for the registration of the new notes with the Sección Especial (Special Section) of the Registro Nacional de Valores (National Registry of Securities) maintained by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) of Mexico. This registration does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained in this prospectus. The new notes may not be publicly offered or sold in Mexico and this prospectus may not be publicly distributed in Mexico.

United Kingdom

This document, any accompanying letter, and any other communications made in connection with the exchange offers or cash tender offers are directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Financial Promotion Order) (all such persons together being referred to as relevant persons). In the United Kingdom, this prospectus and any other communication made with the exchange offers or cash tender offers must not be acted on or relied on by persons who do not meet the above criteria. In the United Kingdom, any investment or investment activity to which this prospectus relates is available only to persons who meet the above criteria and will be engaged in only with persons who meet the above criteria.

Neither this prospectus nor any accompanying letter has been delivered for registration to any Registrar of Companies in the United Kingdom and no prospectus, within the meaning of the Public Offers of Securities Regulations 1995 as amended (the Regulations), has been published or is intended to be published in respect of the exchange offers or cash tender offers. Alestra has not authorized any offer to the public in the United Kingdom within the meaning of the Regulations with respect to the exchange offers or cash tender offers. The exchange offers and cash tender offers are only made in the United Kingdom to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business.

By accepting the exchange offers and/or the tender offers, you will represent, warrant and confirm that you:

•	are persons of a kind described in Article 19 or Article 49 of the Financial Promotion Order;

•	are persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business; and

•	expressly invite Alestra to provide information to you and to discuss with you the exchange offers and cash tender offers.

The Bahamas

The Securities Commission of The Bahamas has exempted Alestra from the requirement to register this prospectus with the Securities Commission pursuant to the provisions of section 54(7)(c) of the Securities Industry Act, 1999. This prospectus and the new notes have not been and will not be registered in The Bahamas and are not subject to any regulatory oversight in The Bahamas. Any trading of the new notes in The Bahamas will cause the prospectus to be subject to registration unless an exemption therefrom is granted by the Securities Commission.

Cayman Islands

No invitation whether directly or indirectly may be made to investors in the Cayman Islands to subscribe for the new notes if such invitation would result in Alestra being deemed to be carrying on business in the Cayman Islands.

Costa Rica

The offers are not subject to Costa Rican securities regulations, pursuant to the regulatory scope and definition of public security offering established in section two of the Securities Market Regulation Law of 1997, as amended, (the Ley Regulador del Mercado de Valores de 1997 y sus reformas), and section two of the Regulations on Public Securities Offerings of 1999 (Reglamento sobre Oferta Pública de Valores de 1999), and all related applicable legal and regulatory provisions (applicable Costa Rican securities laws). Moreover, the offers are not statutory public offers as defined in section three of the Regulations on Public Securities Offerings of 1999. The offers are only directed to holders of the existing notes, and are therefore not regulated under applicable Costa Rican securities laws or subject to the supervision of the Costa Rican Superintendent of Securities (Superintendencia General de Valores).

The exchange offers for the new notes have been approved by the Bank of Italy under the Italian regulations on the collection of savings. The exchange offers do not constitute a solicitation of investment or a public exchange offer under Italian law because they are addressed to no more than 200 Italian-resident investors and hence are not subject to the requirement of an Italian prospectus.

Panama

The new notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the Panamanian Securities Law) and may not be publicly offered or sold within Panama, except in connection with certain very limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Switzerland

The exchange offers and cash tender offers are made in Switzerland on the basis of a private placement, not as a public offering, and the new notes will not be listed on the SWX Swiss Exchange. The exchange offers and cash tender offers do not, therefore, constitute a prospectus in the sense of Art. 1156 of the Swiss Federal Code of Obligations or Art. 32 et seq. of the Listing Rules of the SWX Exchange.

Uruguay

The exchange offers and cash tender offers constitute a private placement and the new notes are not and will not be registered with the Central Bank of Uruguay. If you are a Uruguayan resident and would like to participate in either of the exchange offers, you must complete and sign a declaration that you understand this prospectus and do not require a Spanish translation. Such a declaration can be obtained from the exchange agent.

Si es usted un ciudadano uruguayo y le interesa participar en cualquiera de las alternativas de restructura, debe de llenar y firmar una declaración indicando que entiende este prospecto y que no requiere traducción al español. Dicha declaración puede ser obtenida por parte del agente encargado del intercambio.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Alestra is a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized under the laws of Mexico. Most of our directors and all of our officers reside in Mexico, and all or a substantial portion of the assets of these persons and of Alestra are located in Mexico. As a result, it may not be possible for you to effect service of process within the United States upon our directors or officers or to enforce against them or against Alestra in the United States courts judgments predicated upon the civil liability provisions of the United States federal securities laws or other laws of the United States. We have been advised by our Mexican counsel, Sánchez-Mejorada, Velasco y Valencia, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on the United States federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

173

LEGAL MATTERS

The validity of the new notes will be passed upon by Sánchez-Mejorada, Velasco y Valencia, S.C., Alestra’s Mexican counsel and Milbank, Tweed, Hadley & McCloy LLP, Alestra’s U.S. counsel. With respect to matters of Mexican law, Milbank, Tweed, Hadley & McCloy LLP may rely on the opinion of Sánchez-Mejorada, Velasco y Valencia, S.C. and with respect to New York law, Sánchez-Mejorada, Velasco y Valencia, S.C. may rely on the opinion of Milbank, Tweed, Hadley & McCloy LLP. Certain legal matters relating to the exchange offers and the cash tender offers will be passed upon for the dealer manager by Simpson Thacher & Bartlett and Mijares, Angoitia, Cortés y Fuentes, S.C.

PUBLIC OFFICIAL DOCUMENTS

The information presented herein and identified as having been extracted from government publications has been presented on the authority of such public official documents.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Alestra, S. de R.L. de C.V. and subsidiary, as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 20a) to the financial statements) of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers is a member of the Mexican Institute of Public Accountants. The address of PricewaterhouseCoopers’ office issuing such reports is Av. Lazaro Cardenas Poniente 2,400, Condominio Losoles D-21, Colonia Santa Barbara, San Pedro Garza Garcia, Nuevo Leon.

With respect to the unaudited financial information of Alestra, S. de R.L. de C.V. and subsidiary for the nine-month period ended September 30, 2002 and 2001 included in this Registration Statement, PricewaterhouseCoopers reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 14, 2002, appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Act.

ALESTRA, S. de R.L. de C.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001

INDEPENDENT ACCOUNTANTS’ REPORT

To the Stockholders of

Alestra, S. de R.L. de C.V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R.L. de C.V. and Subsidiary (the “Company”), as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 1999, 2000 and 2001. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C. V., and Subsidiary as of December 31, 2000 and 2001, and the consolidated results of their operations, changes in stockholders’ equity and changes in their financial position for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been prepared assuming that Alestra, S. de R.L. de C.V. will continue as a going concern. As more fully discussed in Note 20 a), the company will not generate sufficient cash flows from its operations to make the November 15, 2002 interest payment on the existing notes or the principal payment on such notes if required by note holders upon the default on the payment of interest unless it is successful in obtaining alternate financing sources or it receives additional funding from its shareholders. The liquidity condition of the Company raises substantial doubts about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 20 a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for the years ended December 31, 1999, 2000 and 2001 and the determination of consolidated stockholders’ equity as of December 31, 2000 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers

Carlos Arreola Enríquez

Public Accountant

Monterrey, Nuevo León, México

January 21, 2002, except for Note 20, and for the restatement to constant pesos of September 30, 2002 purchasing power described in Note 2b., which are as of October 14, 2002, and for the disclosure of the omnibus agreement with Telmex included in Notes 2i, 12d and 20b, which is as of January 24, 2003.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 2001
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	2000		2001
Assets
CURRENT ASSETS:
Cash and cash equivalents		Ps196,987	Ps	250,380
Trade receivables, net (Note 3)		430,778		409,687
Receivables from domestic operator, net		337,238		94,024
Due from affiliates and other related parties (Note 4)		66,155		57,959
Recoverable taxes		1,279		649
Other receivables		67,078		66,868
Prepaid expenses and other assets (Note 5)		64,186		52,414
Restricted investments (Note 6)		683,586		326,224

Total current assets		1,847,287		1,258,205

RESTRICTED INVESTMENTS (Note 6)		355,976		—
REAL ESTATE AND EQUIPMENT, NET (Note 7)		5,514,091		5,285,270
DEFERRED CHARGES AND OTHER ASSETS, NET (Note 8)		1,857,658		1,654,819

Total assets		9,575,012		8,198,294

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable		754,955		537,025
Bank loans and notes payable (Note 9)		—		281,179
Due to affiliates and other related parties (Note 4)		183,405		65,126
Accrued expenses and other payables		615,298		673,110

Total current liabilities		1,553,658		1,556,440

LONG-TERM LIABILITIES:
Bank loans and notes payable (Note 9)		16,691		148,904
Senior debt notes (Note 10)		5,937,290		5,416,085
Other long-term liabilities		25,975		33,074

Total liabilities		7,533,614		7,154,503

STOCKHOLDERS’ EQUITY (Note 11):
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,523,443		3,523,443

Contributed capital		8,894,829		8,894,829
Accumulated deficit		(6,853,433)		(7,851,040)

Total majority interest		2,041,396		1,043,789
Minority interest		2		2

Total stockholders’ equity		2,041,398		1,043,791

CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	9,575,012	Ps	8,198,294

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	1999	2000	2001
REVENUES (Note 13)
Long distance services:
Domestic	Ps 1,907,318	Ps 2,096,451	Ps 2,020,167
International	2,527,829	2,492,526	1,466,848
Other	238,401	362,439	610,646

	4,673,548	4,951,416	4,097,661
OPERATING EXPENSES:
Cost of services (Note 13)	(2,579,922)	(2,713,130)	(1,765,639)
Administration, selling and other operating expenses	(1,756,421)	(1,688,938)	(1,736,515)
Depreciation and amortization	(775,690)	(844,761)	(989,840)

Operating loss	(438,485)	(295,413)	(394,333)

COMPREHENSIVE FINANCIAL RESULT:
Interest expense	(903,689)	(795,076)	(787,251)
Interest income	149,175	165,027	59,378
Exchange gain (loss), net	130,421	(32,173)	257,921
Gain from monetary position	596,940	445,074	233,392

	(27,153)	(217,148)	(236,560)

OTHER INCOME (EXPENSES), NET	3,714	(38,621)	(20,746)

Loss before provision for asset tax	(461,924)	(551,182)	(651,639)
Asset tax (Note 15)	—	(4,912)	(4,402)

Net loss	(Ps 461,924)	(Ps 556,094)	(Ps 656,041)

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated Losses		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 1998	Ps	300	Ps	4,419,355	Ps	3,278,213	(Ps	361,061)	(Ps	4,649,115)	Ps	2,687,692	Ps	2	Ps	2,687,694

Changes in 1999:
Increases in variable capital stock, paid in cash, and through the forgiveness of the stockholder’s resolutions		—		951,731		245,230		—		—		1,196,961				1,196,961

Net Loss		—						—		(461,924)		(461,924)		—		(461,924)
Deficit from restatement		—		—		—		(634,559)		—		(634,559)		—		(634,559)

Comprehensive loss		—		—		—		(634,559)		(461,924)		(1,096,483)		—		(1,096,483)

Balance at December 31, 1999		300		5,371,086		3,523,443		(995,620)		(5,111,039)		2,788,170		2		2,788,172

Changes in 2000:
Net loss		—		—		—		—		(556,094)		(556,094)		—		(556,094)
Deficit from restatement		—		—		—		(190,680)		—		(190,680)		—		(190,680)

Comprehensive loss		—		—		—		(190,680)		(556,094)		(746,774)				(746,774)

Balance at December 31, 2000		300		5,371,086		3,523,443		(1,186,300)		(5,667,133)		2,041,396		2		2,041,398

Changes in 2001:														—
Net loss		—		—		—		—		(656,041)		(656,041)		—		(656,041)
Deficit from restatement		—		—		—		(341,566)		—		(341,566)		—		(341,566)

Comprehensive loss		—		—		—		(341,566)		(656,041)		(997,607)		—		(997,607)

Balance at December 31, 2001	Ps	300	Ps	5,371,086	Ps	3,523,443	(Ps	1,527,866)	(Ps	6,323,174)	Ps	1,043,789	Ps	2	Ps	1,043,791

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	1999		2000		2001
OPERATING ACTIVITIES:
Net loss	(Ps	461,924)	(Ps	556,094)	(Ps	656,041)
Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Depreciation and amortization		775,690		844,762		989,840

		313,766		288,668		333,799
Changes in working capital:
Trade receivables, net		(160,201)		(6,877)		21,093
Receivable from domestic operators, net		(161,313)		(39,496)		243,213
Due from affiliates and other related parties		149,616		188,972		8,196
Recoverable taxes and other receivables		26,607		4,162		592
Other accounts receivable, prepaid expenses and other assets		38,147		(28,688)		11,772
Restricted investments		(705,207)		20,930		357,362
Accounts payable		348,554		(1,487,186)		(217,930)
Due to affiliates and other related parties		(505,555)		174,762		(118,279)
Accrued expenses and other payables		237,869		259,002		64,718

Resources (used in) provided by operating activities		(417,717)		(625,751)		704,536

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(340,692)		(547,110)		(775,514)
Deferred charges and other assets		(292,442)		(114,007)		(123,793)
Restricted investments		(1,121,714)		765,738		355,976

Resources (used in) provided by investing activities		(1,754,848)		104,621		(543,331)

FINANCING ACTIVITIES:
Bank loans and notes payable		(3,503,130)		16,692		413,392
Issuance of senior debt notes		6,416,452		(479,162)		(521,204)
Capital stock contributions		302,804		—		—

Resources (used in) provided by financing activities		3,216,127		(462,470)		(107,812)

(Decrease) increase in cash and cash equivalents		1,043,562		(983,600)		53,393
Cash and cash equivalents, beginning of period		137,025		1,180,587		196,987

Cash and cash equivalents, end of period	Ps	1,180,587	Ps	196,987	Ps	250,380

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

1.    Incorporation and Activity of the Company

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%) Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunication network in Mexico, offering domestic and international long distance call services as well as transmission of data and video. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. The concession places certain performance conditions on the Company with respect to the roll out and expansion of its network, quality of its services, rates and billing systems, compliance with the term established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and calendar established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 170 cities at December 31, 2001.

On May 30, 2000, the Ministry of Communications amended Alestra’s long distance concession in order to let the Company provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001.

The investment in construction and equipment of the Company’s telecommunications network currently 5,748 kilometers, has been financed by capital contribution from Onexa and AT&T Telecom México, Inc. and by long-term borrowings from financial institutions (see Note 10).

The recoverability of the Company’s investment in its telecommunication network is dependent upon future events, including, the stability of the Mexican economic environment, obtaining adequate financing for the Company’s development program, the competitive and regulatory environment for long distance telecommunication services in Mexico and the achievement of a level of operating revenues that is sufficient to support the Company’s cost structure.

2.    Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America (“U.S. GAAP”) is included in Note 18.

The principal accounting policies followed by the Company are as follows:

a.  Basis of presentation

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps.”

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2i), the allowance for doubtful accounts (see Note 3) and special projects (see Note 14). Actual results could differ from those estimates.

b.  Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

•	The statements of income and changes in stockholders’ equity were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•	All consolidated financial statements presented are expressed in constant pesos of purchasing power of September 30, 2002.

•
The financial statements of the Company for prior periods have been restated for comparability purposes to the information of the most current period presented, therefore the Company has restated all financial statements to December 31, 2001, purchasing power by applying the rates of inflation as follows:

	Inflation rate for the period	Cumulative Inflation rate as of period ended on September 30, 2002
1999	12.31%	29.60%
2000	8.95%	17.29%
2001	4.40%	8.34%
2002	3.94%	3.94%

The methodology for the restatement of the financial statements is as follows:

Restatement of non-monetary assets:

As set forth in note 2-e, real estate and equipment, net is restated using NCPI factors. Equipment of a non-Mexican origin is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated losses is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. The deficit from restatement represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value by NCPI.

Gain from monetary position:

Gain from monetary position represents the inflationary effect, measured in terms of the NCPI, on the monetary assets and liabilities of the Company at the beginning of each month.

c.  Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term time deposits and money market accounts to be cash equivalents.

d.  Restricted investment

Restricted investment, consisting of U.S. Government treasury securities, will be held to maturity and are carried at amortized cost plus accrued interest in accordance with respective maturity of the documents.

e.  Real estate and equipment, net

Real estate and equipment are recorded at acquisition cost, restated using inflation factors derived from the NCPI. In accordance with the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”), real estate and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI, except for machinery and equipment of a non-Mexican origin, which is restated using an index reflecting the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

The adoption of the Fifth Amendment resulted in a Ps. 1,186,298 and Ps. 1,527,866 reduction in the accumulated net book value of non-Mexican origin equipment as of December 31, 2000 and 2001, respectively, and is recorded as a deficit in the restatement of capital with corresponding reductions to stockholders’ equity.

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

Depreciation is calculated through the straight-line method over the useful lives of the assets, as estimated by the Company and within the regulation set by the Comisión Federal de Telecomunicaciones (COFETEL). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	14 to 28
Equipment:
Office	10
Computer	3
Transportation	4

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

f.  Deferred charges and other, net

Deferred charges and other are recorded at acquisition cost, restated using inflation factors derived from the NCPI.

Preoperating expenses consist of incorporation and operating costs incurred from October 13, 1995 (Inception) through roll out completion including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization is calculated using the straight-line method over a term of ten years.

Leasehold improvements are amortized over the shortest between the life of the improvement term or the lease term. Internal use software costs are amortized over three years.

g.  Capitalized financing costs

The Company capitalizes the comprehensive financing costs attributable to assets under construction and preoperating expenses. Capitalized comprehensive financing costs include interest costs, gains or losses from monetary position and foreign exchange gains or losses.

h.  Long-lived assets

The Company evaluates potential impairment loss relating to long-lived assets, primarily real estate, equipment and preoperating expenses, by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell. Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of December 31, 2001 the Company’s management believes there is no impairment in the carrying value of long lived assets.

i.  Revenue recognitions

Revenues from domestic and international long distance services are recognized based on minutes of traffic processed by the Company. Revenues from international long distance services into Mexico are recognized on the basis of the proportional return regulations.

Pursuant to the international long distance regulations issued by the COFETEL, international long distance telephone traffic into and out of Mexico is routed using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

composed of all the long distance carriers. During 1999, 2000 and 2001, certain incoming international telephone traffic, in calls attempted, allocated to the Company pursuant to the proportional return system was processed by Telmex and other long distance carriers.

In 1999, 2000 and 2001, the Company recorded the revenue for the traffic it had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with the Company’s experience and the authorized rates. Estimated minutes are adjusted to actual minutes once known.

As a result of the agreements signed with Telmex mentioned in Note 18, it was agreed with said operator to apply a fee per attempted call, for the years 2000 and 2001, applicable to the attempts determined by the committee of long distance operators. Such fee includes Telmex’s experience to convert estimated minutes per attempted call and the rates described below.

Revenue from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, the amounts obtained from clients of the Company in Mexico and the income from proportional return described above. The aforementioned bilateral contracts determine the payment rates of the Company to foreign operators for the use of their telephone networks in long distance interconnections invoiced in Mexico and from the foreign operators to the Company for the use of the telephone network of the latter for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator and by the main operator in Mexico, currently Telmex, and they are recorded in COFETEL.

In 1999 and 2000, the average international settlement rates for interconnection calls between the United States and Mexico, negotiated by Telmex and the main foreign carries, amounted to US$0.250 and US$0.190 per minute, respectively. This rate was authorized by COFETEL and used by the Company in the respective year.

In 2001, Telmex submitted to the approval of COFETEL the rates of payments classification, contained in the contract entered into by Telmex and MCI International, applicable to the liquidation rates of international long distance services exchanged between Mexico and the United States. COFETEL authorized a US$0.155 per minute rate.

Due to the fact that Telmex had not reached a rates agreement with AT&T and excluded Alestra from the negotiation process for the applicable settlement rate, the Company contested such liquidation rates, and therefore it used other liquidation rates, which were agreed with its main foreign carrier, until an agreement is reached between Telmex and AT&T. (See note 12.d). On January 24, 2003, the Company entered into an omnibus agreement with Telmex in which, among other things, the Company settled any potential liability it may have had to Telmex as a result of the application of different liquidation rates. The Company believes that the net effect of this agreement on it will be immaterial.

Revenues from installation and related costs not exceeding such revenues are deferred and recognized over the estimated duration of the customer relationship.

All other revenues are recorded when services are rendered.

j.  Transactions in foreign currency and exchange differences

Monetary assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US $), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to comprehensive financing income.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

k.  Advertising

Advertising costs incurred prior to the commencement of operations were capitalized as part of the preoperating costs of the Company. Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as incurred.

l.  Income taxes and employees’ statutory profit sharing

Income tax and employees’ statutory profit sharing are recorded using the assets and liabilities method with an integral approach. Under this method a deferred tax is recognized for all the differences between accounting and tax values of assets and liabilities.

m.  Risk concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, receivables from domestic operators and restricted investments.

The Company maintains its cash and cash equivalents with various major financial institutions, including BBVA-Bancomer (related party), and are principally invested in short-term time deposits and money market accounts.

The Company’s restricted investments consist of a trust fund (see note 6) in U.S. Government securities deposited in an important financial institution abroad.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibility of all receivables (see note 3).

Approximately 73.4%, 70.3% and 52.6% of the Company’s income related to international long distance services for the years ended December 31, 1999, 2000 and 2001, respectively, were generated from telephone traffic exchanged between AT&T (related party) and the Company.

In order to service its customers, Alestra must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all Mexico. The interconnection and other surcharge rates Alestra must pay Telmex are filed with COFETEL. For the years ended December 31, 1999, 2000 and 2001, interconnection costs, including special projects (Note 14) amounted to Ps1,761,556, Ps. 1,343,908 and Ps1,269,608, respectively.

n.  Severance compensations

The cost of the employee retirement plans (pension and seniority premiums) that Servicios Alestra has established for its personnel are recognized as expenses of the years in which the services are rendered, in accordance with actuarial studies made by independent experts and in accordance with Bulletin D-3 “Labor Obligations” issued by the Mexican Institute of Public Accountants.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, is charged to income in the year in which it becomes payable.

o.  Comprehensive (loss) income

As from January 1, 2001, the Company adopted the provisions of Statement B-4 “Comprehensive Income”, which require that the different concepts comprising the capital earned during the year, are stated in the statement of changes in stockholders’ equity, under the item called comprehensive loss or income. The statement of changes in stockholders’ equity for the years 1999 and 2000 were restated for comparative purposes.

p.  New accounting principles

In January 2002, the MIPA issued Statement C-8 “Intangible Assets” effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. Management is currently evaluating the impact that adoption of statement C-8 will have on its consolidated financial activities.

In December 2001, the MIPA issued Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. Management is currently evaluating the impact that adoption of statement C-9 will have on its consolidated financial activities.

3.    Trade Receivables, Net

As of December 31, 2000 and 2001, trade receivables, net consists of the following:

	2000	2001
Trade receivables	Ps 841,265	Ps 741,343
Less: allowance for doubtful accounts	(410,487)	(331,656)

	Ps 430,778	Ps 409,687

For the years ended December 31, 2000 and 2001, the allowance for doubtful accounts is analyzed as follows:

	1999	2000	2001
Balance at beginning of year	Ps 214,388	Ps 417,076	Ps 410,487
Provision charges (1)	202,689	110,014	124,654
Write off of receivables	—	(116,603)	(187,616)
Restatement effect in constant pesos as December 31, 2001	—	—	(15,869)

Balance at end of year	Ps 417,077	Ps 410,487	Ps 331,656

(1) The Company decided to reserve trade receivables which are one day past due.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

4.    Accounts Receivable and Payable and Transactions with Affiliates and Other Related Parties

	2000	2001
Due from:
AT&T Corporation and affiliates	Ps 21,024	Ps 27,256
BBVA-Bancomer and affiliates	23,939	10,780
Alfa and affiliates	21,192	19,923

	Ps 66,155	Ps 57,959

	2000	2001
Due to:
AT&T Corporation and affiliates	Ps 176,348	Ps 61,989
BBVA-Bancomer and affiliates	682	—
Alfa and affiliates	6,375	3,137

	Ps 183,405	Ps 65,126

During 1999, 2000 and 2001 the main transactions carried out with affiliates and other related parties were as follows:

	1999	2000	2001
International long distance settlement revenue (a)	Ps 1,496,445	Ps 1,063,659	Ps 1,066,706
International long distance settlement expense (a)	622,443	701,831	267,762
Administrative services received (b)	69,572	63,816	53,988
Internet services costs (c)	—	26,360	8,933
Income from marketing services (d)	11,167	17,107	15,741
Interest expense (e)	17,686	—	—
Interest income (f)	624	9,475	3,354
Trade and service marks license fee (g)	21,243	32,013	29,807
Use of software license (h)	2,531	—	—
Technical services expenses (i)	49,412	87,125	68,600

(a)
These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2 i.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T.
(c)	This amount corresponds to the costs of services received from an affiliate AT&T, regarding the payment of Internet Dial Up Services.
(d)	This amount corresponds to marketing services rendered by Servicios Alestra to AT&T in national territory.
(e)	Amount represents interest expense on the stockholder’s loans.
(f)	This amount corresponds to interest on loans with affiliated companies.
(g)
The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps 27,429 (US $3.0 million).

(h)	Amount represents payments for the customized network billing and customer care software licensed.
(i)
AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

5.    Prepaid Expenses and Other Assets

Prepaid expenses and other assets as of December 31, 2000 and 2001, consist primarily of advertising time, bank commissions and fees.

6.    Restricted Investments

Restricted investments as of December 31, 2000 and 2001, consist of U.S. Government securities and accrued interest thereon, of approximately Ps. 1,039,562 and Ps. 326,224 (US$99.8 million and US$34.3 million), respectively, which are in a trust managed by the US Bank Trust National Association and must be used to pay the six interest maturities programmed corresponding to the obligations issued in 1999 (Note 10). Securities bear interest at the following rates and maturities:

	Interest rate				Maturity of investments effective as of December 31, 2000 and 2001
	2000	2001	2000	2001
	—	6.62%	Ps —	Ps 326,224	April 30, 2002
	5.00%	—	336,779	—	April 30, 2001
	6.25%	—	346,807	—	October 31, 2001

Short term			683,586	326,224
	6.62%	—	355,976	—	April 30, 2002

Long term			355,976	—

Total restricted investments			Ps 1,039,562	Ps 326,224

7.    Real Estate and Equipment, Net

As of December 31, 2000 and 2001, real estate and equipment, net, consists of the following:

	2000		2001
Land	Ps	132,601	Ps	132,691
Buildings		97,815		97,059
Furniture, fixtures and other		184,248		186,011
Hardware equipment		282,651		398,125
Transportation equipment		19,286		18,341
Telephone network		5,256,074		5,414,360
Billing and customer care software		623,493		623,493
Investments in progress		347,268		396,973

		6,943,436		7,267,053
Less: accumulated depreciation and amortization		(1,429,345)		(1,981,783)

Total	Ps	5,514,091	Ps	5,285,270

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

On September 26, 2000 the Company’s Management decided to replace the billing and customer care software currently in operation. The new software is scheduled to start operating in March 2002 with the migration of residential clients. The Company initiated the accelerated amortization of the balance of the current billing and customer care software to fully amortized by March 2002.

Amortization of billing and customer care software charged to income was Ps. 71,624, Ps. 92,501 and Ps. 219,855 for the years ended December 31, 1999, 2000 and 2001, respectively.

Depreciation charged to income, not including amortization of billing and customer care software, was Ps. 462,852, Ps. 505,167 and Ps. 443,101 for the years ended December 31, 1999, 2000 and 2001 respectively.

Real estate and equipment as of December 31, 2001, includes net capitalized financial costs of Ps. 105,532. Investment in progress as of December 31, 2001, consists mainly of investments in the new billing and customer care software.

8.    Deferred Charges and Other Assets, Net

As of December 31, 2000 and 2001, deferred charges and other consist of the following:

	2000	2001
Preoperating expenses (a)	Ps1,920,210	Ps	1,920,210
Capitalized expenses derived from issuance of senior debt notes (b)	241,411		241,411
Frequency bands (c)	140,509		140,509
Leasehold improvements	106,939		107,435
Software (d)	321,561		423,962
Other assets	121,203		154,888

	2,851,833		2,988,415
Less: accumulated amortization	(994,175)		(1,333,596)

Total deferred charges and other	Ps1,857,658	Ps	1,654,819

Amortization charged to income was Ps. 241,211, Ps. 339,595 and Ps. 326,883 for the years ended, December 31, 1999, 2000 and 2001 respectively.

a.  Preoperating expenses

	2000 and 2001
Wages, salaries and benefits	Ps	937,388
Advertising and promotion		557,037
Professional fees		81,779
Other		344,006

	Ps	1,920,210

At December 31, 2000 and 2001 preoperating expenses include Ps. 41,849 of capitalized financing income.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

b.  Debt issuance costs

Debt issuance costs represent expenses incurred for the issuance of the Notes during 2000 and 2001, and are analyzed as follows:

2000 and 2001
Fees and expenses to agents	Ps224,584
Sundry fees	12,408
Other	4,419

Ps241,411

These costs are amortized on a straight-line basis over the term of the Notes. Amortization expenses amounted to Ps 17,257, Ps. 46,276 and Ps. 45,359 for the years ended December 31, 1999, 2000 and 2001, respectively, and is included in interest expense.

c.  Frequency bands

In 1997, the Company obtained two national wireless telecommunications point-to-point concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency bands amortization expense for the years ended December 31, 1999, 2000 and 2001 amounted to Ps. 5,889, Ps. 7,574 and Ps. 7,423, respectively.

d.  Software

Software costs consist of purchased internal use software. Software amortization expense for the years ended December 31, 1999, 2000 and 2001, amounted to Ps. 62,873, Ps. 79,177 and Ps. 79,128, respectively.

9.    Bank Loans and Notes Payable

As of December 31, 2000 and 2001, bank loans and notes payable consist of the following:

	2000		2001
Revolving bank loan for US$25 million with Banque Nationale de Paris, Paribas, with maturity in July 2002, at an interest rate of LIBOR of plus 1.5% (2.125% at December 31, 2001)	Ps	—	Ps	237,547
Notes payable to Hewlett Packard de México, S. A. de C. V. amounting to US$16.4 million at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturity in 2005. (1)		16,691		155,703
Capital lease contract with The Capita Corporation de México, S. A. de C. V., for US$4.6 million for telecommunications equipment. At December 31, 2001 it amounts to US$3.9 million. (2)		—		36,833

	Ps	16,691	Ps	430,083
Short term bank loans		—		(237,547)
Current portion of the long term debt		—		(43,632)

Long term debts	Ps	16,691	Ps	148,904

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

(1)	At December 31, 2001, the minimum future payments corresponding to the notes payable to Hewlett Packard de México, S. A. de C. V., are analyzed as follows:

2002	Ps 30,456
2003	55,376
2004	63,793
2005	6,076

Ps 155,701

(2)
The long term capital lease contract was entered into to acquire telecommunication equipment, it is denominated is US dollars amounting to Ps. 35,890 (US$3,876), and accrues interests at a 9.18% annual rate. This leasing is payable in 36 monthly payments of Ps.150 each, expiring in June 2004.

Annual maturities of the long term capital leases are as follows:

2001
2002	Ps 13,731
2003	15,047
2004	8,056

Ps 36,834

At December 31, 2000 and 2001, the Company was in compliance with all the bank loan and notes payable covenants.

10.    Senior Debt Notes

a.  In May 1999, the Company completed an offering of senior debt notes, priced to yield gross proceeds of Ps. 5,416,085 (US $570 million). The senior debt notes are divided in two portions, US $270 million (the “Seven-Year Notes”) and US $300 million (“the Ten-Year Notes”), maturing on May 15, 2006 and May 15, 2009, respectively.

Interest on the Seven-Year Notes is payable semiannually at a rate of 12.125% commencing November 15, 1999. Interest on the Ten-Year notes is payable semiannually at a rate of 12.625%, commencing November 15, 1999.

The Seven-Year Notes are redeemable at the option of the Company, in whole or in part, at any time, at a redemption price equal to the greater of the following: (1) 100% of the principal amount thereof or (2) as determined by an independent investment banker at the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semiannual basis at a comparable treasury rate for such redemption rate plus 0.50%, plus accrued and unpaid interest to the redemption date.

The Ten-Year Notes are not to be redeemable at the option of the Company prior to May 15, 2004. Thereafter, they will be redeemable at the Company’s option, in whole or in part, at any time or from time to time, initially at 106.313% of the principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on or after May 15, 2007.

In addition, at any time and from time to time prior to May 15, 2002, Alestra may redeem in the aggregate up to 35% of the principal amount of the senior debt notes with the proceeds of one or more equity offerings, at a

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

redemption price of 112.125% of the principal amount of the Seven-Year Notes or 112.625% of the principal amount of the Ten-Year Notes, plus in each case accrued interest to the redemption date; provided however that:

(1) at least 65% of the principal amount of the Ten-Year Notes and the Seven-Year Notes initially issued, as the case may be, must remain outstanding after each redemption and (2) notice of each redemption is mailed within 60 days of each such equity offering.

Interest payable for the first six scheduled interest payments (beginning November 1999) are guaranteed as described in Note 6.

The indenture agreement contains certain covenants which, among other things, restricts the ability of the Company to incur or guarantee additional indebtedness, make payments of dividends, investments or other restricted payments, create liens, issue or sell stock of certain subsidiaries, enter into certain transactions with stockholders or affiliates, sell assets or enter into consolidation and merger transactions. In addition and subject to exceptions, among them the debt to finance assets for telecommunication purposes, the Company may not incur additional indebtedness. As of December 31, 2000 and 2001, the Company was in compliance with all covenants.

11.    Stockholders’ Equity

The capital stock of Alestra is variable with a fixed minimum of Ps 300 and an unlimited maximum. At December 31, 2001 and 2000, the subscribed and paid-in capital stock amounted to Ps 5,582,664 (nominal value). It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A” which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N” which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance the applicable legal regulations.

The Company’s capital stock comprises the following:

Onexa, S. A. de C. V.				AT&T Telecom México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	970,969	“A”		Ps		Ps	970,969
“B”				“B”	17.15		932,891		932,891
“N”	33.15		1,803,229	“N”	31.85		1,732,514		3,535,743

Total	51.00	Ps	2,774,198		49.00	Ps	2,665,405	Ps	5,439,603

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

At December 31, 2000, the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	438	Ps	738
Variable		5,371,086		3,523,005		8,894,091

Total capital stock		5,371,386		3,523,443		8,894,829

Deficit from restatement		—		(1,186,300)		(1,186,300)
Accumulated losses		(4,422,473)		(1,244,660)		(5,667,133)

Total accumulated deficit		(4,422,473)		(2,430,960)		(6,853,433)

Majority interest		948,913		1,092,483		2,041,396
Minority interest		2		—		2

Total stockholders’ equity	Ps	948,915	Ps	1,092,483	Ps	2,041,398

At December 31, 2001 the restated figures of stockholders’ equity were as follows:

	Nominal value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	438	Ps	738
Variable		5,371,086		3,523,005		8,894,091

Total capital stock		5,371,386		3,523,443		8,894,829

Deficit from restatement		—		(1,527,866)		(1,527,866)
Accumulated losses		(5,042,441)		(1,280,733)		(6,323,174)

Total accumulated deficit		(5,042,441)		(2,808,599)		(7,851,040)

Majority interest		328,945		714,844		1,043,789
Minority interest		2		—		2

Total stockholders’ equity	Ps	328,947	Ps	714,844	Ps	1,043,791

Under Mexican Corporate Law, interested third parties can request the dissolution of the Company if accumulated losses exceed two-thirds of capital stock. At December 31, 2001, Alestra’s accumulated losses, exceeded two-thirds of its capital stock amounting to Ps. 7,851,040.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

12.    Contingencies and Commitments

a.  At December 31, 2001 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2001, future minimum lease payments under noncancelable operating leases with terms in excess of one year are as follows:

2002	Ps	52,435
2003		46,020
2004		47,883
2005		49,675
2006 and thereafter		19,936

	Ps	215,949

Rental expense was Ps. 55,320, Ps. 64,189 and Ps. 67,753 for the years ended December 31, 1999, 2000 and 2001, respectively. Rental expense of Ps. 34,952 was capitalized to preoperating costs in 1996.

b.  As of December 31, 2000 and 2001, the Company obtained performance bonds for approximately Ps. 233,660 and Ps. 131,604, respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.  As of December 31, 2000 and 2001 the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network of approximately US $30.2 million (Ps. 300,451) and US$8.3 million (Ps. 78,577), respectively.

d.  On October 2, 2001, Alestra filed a motion to vacate before the Fiscal and Administrative Court of Justice, against the resolution issued by the Cofetel on June 19, 2001, through which it approved the international settlement rates applicable for 2001, 2002 and 2003 agreed upon by Telmex and WorldCom. Alestra applied a different rate with AT&T in 2001. The Company’s attorneys expect a favorable resolution of the motion. On January 24, 2003, Alestra entered into an omnibus agreement with Telmex in which, among other things, Alestra settled any potential liability it may have had to Telmex as a result of the application of different liquidation rates. The Company believes that the net effect of this agreement on it will be immaterial. If the motion is lost, Alestra is not permitted to participate in the negotiation of the international settlement rates, and the Court upholds the Telmex international settlement rate for 2001, Alestra will not incur any financial losses as a result of the application of the different settlement rate in 2001 and may in fact be entitled to financial payments from the other telecommunication carriers other than Telmex. In the past, Alestra has not been able to collect those financial payments.

e.  Servicios Alestra has a contingent liability for indemnities payable to personnel in case of dismissal under certain circumstances foreseen in the Mexican Federal Labor Law.

13.    Segments

The Company operates in three segments, mainly: national long distance, international long distance and data transmission services. The reported segments of the Company represent the specific types of telecommunication services and products that the company offers and internally analyzes.

The company’s management uses the information of income and costs of sales by segment to evaluate performance, make general operation decisions and assign resources. Telecommunication services are generally

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kind of services. As a result, the Company does not assign total Assets, administrative and sales expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the year ended December 31, 1999, 2000 and 2001 are shown as follows:

	Long distance		Data transmission services	Other income	Total
Years ended	National	International
1999
Revenues	Ps1,907,318	Ps2,527,829	Ps238,401	Ps —	Ps4,673,548
Costs (excluding depreciation)	1,088,179	1,360,145	131,505	—	2,579,829

Gross profit	Ps 819,139	Ps1,167,684	Ps106,896	Ps —	Ps2,093,719

2000
Revenues	Ps2,096,451	Ps2,492,526	Ps362,439	Ps —	Ps4,951,416
Costs (excluding depreciation)	1,528,259	1,058,315	126,556	—	2,713,130

Gross profit	Ps 568,192	Ps1,434,211	Ps235,883	Ps —	Ps2,238,286

2001
Revenues	Ps2,020,167	Ps1,466,848	Ps578,896	Ps31,750	Ps4,097,661
Costs (excluding depreciation)	871,992	715,811	166,471	11,365	1,765,639

Gross profit	Ps1,148,175	Ps 751,037	Ps412,425	Ps20,385	Ps2,332,022

The Company does not have significant assets outside of Mexico. 53% of the revenue from international long distance services of the Company are generated by AT&T (see note 4).

14.    Costs of Special Projects

In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its system to allow interconnection (“Special Project Charges”). The Ministry of Communications issued a resolution on May 28, 1997 which sets the total Special Project Charges at US$422 million (Ps. 4,395,676 at December 31, 2001) these amounts are restated at a 12% annual rate. The resolution requires the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, number of interconnection ports and the total number of carriers interconnecting with Telmex, over a seven-year period. The current resolution also makes reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

As a result of the contract signed with Telmex, mentioned in Note 18, the Company agreed that Telmex has the right to recover US$422 million from interconnected operators as costs of special projects and an additional amount of US$132 million corresponding to the maintenance of such projects. It was also agreed that these amounts are restated at a 10% annual rate and that Telmex should attribute itself the corresponding proportional part. The parties agreed for Alestra to make an advance payment of 15% for an amount of Ps129,975 (US$13.6 million) when the contract was signed. The remaining 85% would be paid at a rate of $0.0053 per minute of interconnection at the same time as the interconnection rate and until the total amount is paid. The amount that Alestra is obligated to pay varies depending on its call volume and if Alestra does not connect any calls, it would not be obligated to make any special project payments to Telmex. The effects of these changes are described in Note 18.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

In order to comply with these obligations of special projects, the Company has recorded total liabilities for Ps270,887 (US$26.0 million) and Ps223,865 (US$23.5 million) as of December 31, 2000 and 2001, respectively. The effect on costs, for the years ended December 31, 1999, 2000 and 2001 amounted to a charge of Ps196,753 (US$18.2 million), a credit for Ps89,362 (US$8.6 million) and a charge of Ps120,204 (US$12.1 million), respectively.

15.    Income Tax and Asset Tax

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 1999, 2000 and 2001:

	1999	2000	2001
Statutory income tax rate	(35%)	(35%)	(35%)
Plus (less) permanent nondeductible and accumulated items, net:
Permanent nondeductible items	(12%)	(13%)	(1%)
Depreciation and amortization	33%	35%	38%
Other items	4%	2%	1%

	(10%)	(11%)	3%
Plus (less) temporary nondeductible and accumulated items, net:
Allowance for doubtful accounts	1%	15%	6%
Costs and provisions	34%	(29%)	(23%)
Noncumulative income	(33%)	(21%)	9%

	(8%)	(46%)	(5%)
Unapplied tax loss carryforwards	8%	46%	5%

Effective income tax rate	—	—	—

At December 31, 2000 and 2001 the main temporary differences for which deferred income tax was not recognized due to the Company’s tax loss carryforwards are:

	2000		2001
Noncumulative income	(Ps	346,075)	Ps 194,155
Allowance for doubtful accounts		(736,271)	(827,056)
Real estate and equipment, net		3,417,504	2,805,327
Preoperating expenses, net and other assets		1,315,845	1,101,756
Costs and provisions		(1,651,090)	(850,791)

Basis for calculation of deferred income tax	Ps	1,999,913	Ps 2,423,391

Tax loss carryforwards	(Ps	10,363,239)	(Ps10,559,832)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Accumulated losses at December 31, 2001 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2006	Ps 5,010,740
2007	3,115,224
2008	1,345,236
2009	117,371
2010	874,034
2011	97,227

Ps10,559,832

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

16.    Foreign Currency Position

As of December 31, 2000 and 2001 assets and liabilities, denominated in foreign currencies (U.S. dollar) were as follows:

	2000	2001
Assets	US$ 199,898	US$ 60,607
Short and long-term liabilities	(626,062)	(628,010)

Net	(US$ 426,164)	(US$ 567,403)

Nonmonetary assets of foreign origin	US$ 524,280	US$ 556,651

Following is a consolidated summary of the main transactions in foreign currency:

	1999	2000	2001
Revenues	US$ 144,441	US$ 169,147	US$ 125,458
Cost of services	(82,559)	(71,745)	(60,355)
Operating expenses	(25,577)	(17,842)	(28,492)
Interest income	10,066	14,043	5,137
Interest expense	(74,005)	(70,842)	(76,291)
Other income, net	1,073	4,925	4,209

Net (expense) income	(US$ 26,561)	US$ 27,686	(US$ 30,334)

The exchange rates at December 31, 2000 and 2001, were Ps. 9.5997 and Ps. 9.1423 per U.S. dollar, respectively.

At January 21, 2002, date of issuance of the financial statements, the exchange rate with the U.S. dollar was Ps. 9.1480.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

17.    Financial Instruments

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The fair value of the Company’s investment in restricted securities and senior debt notes are based on quoted market prices. The estimated fair values of these instruments at December 31, 2000 and 2001, are as follows:

	2000
	Carrying amount		Fair value		Difference
Restricted investments	Ps	1,039,562	(Ps	1,046,931)	(Ps 7,369)
Senior debt notes	Ps	5,937,290	(Ps	4,763,896)	Ps 1,173,394

	2001
	Carrying amount		Fair value		Difference
Restricted investments	Ps	326,224	(Ps	332,950)	(Ps 6,726)
Senior debt notes	Ps	5,416,085	(Ps	4,197,465)	Ps 1,218,619

The notes are thinly traded financial instruments; accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

18.    Changes in Estimates

At December 29, 2000, Alestra entered into an agreement with Telmex in which both parties agree to terminate present controversies and prevent any future ones. They agreed with Telmex to render different services in a non-discriminatory process with certain quality characteristics, they also agreed on measures to eliminate irregular international traffic as well as, established dates for local interconnection between Companies. Additionally, both parties recognize and accept to settle mutual debts at the date of agreement in accordance with the established amounts in said document. As a result of signing this contract, the basis used by the Company to estimate liabilities derived from special projects charges, liabilities relative to the 58% interconnection subsidy, net accounts receivable derived from the revenues of the proportional return and the attributed interests to said balances, were changed. Likewise, the negotiation included the establishment of a maintenance cost that, even when previously established, has not been assessed before and is recorded for the first time.

The accumulated effect of the above-mentioned changes in estimates, entailed a charge to revenues amounting to Ps. 37,826 (US$3.6 million), credits to cost of services of Ps. 314,012 (US$32.6 million), which includes Ps. 125,886 for the 58% interconnection subsidy, Ps. 103,726 for the interconnection charge derived from normal operation and for other liabilities and Ps. 84,400 of special projects charges, and to interests expense of Ps. 155,906 (US$15.0 million) which are included in the consolidated statement of income for the year ended December 31, 2000. On the other hand, when the contract was signed, the Company made a net payment to Telmex amounting to US$76.3 million.

During May 2001, Alestra entered into an agreement with Avantel in which both parties agree to settle debts relative to the compensations derived from the proportional return system and uniform liquidation tariffs. This was agreed through a payment to Alestra of six monthly payments of US$2.25 million as from May 17, 2001, amounting to a total of US$13.5 million. Likewise, agreements were reached as to the joint review of the proportional return systems and the uniform liquidation tariffs.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

19.    Differences Between Mexican GAAP and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

Year ended December 31,	1999		2000	2001
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	(Ps	461,924)	(Ps556,094)	(Ps656,041)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(69,192)	(89,422)	(99,345)
Reversal of preoperating expense amortization		199,801	199,801	199,801
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(991)	(991)	(991)
Depreciation of capitalized interest under U.S. GAAP		(5,988)	(5,988)	(5,988)

Total U.S. GAAP adjustments		123,630	103,400	93,477

Net loss under U.S. GAAP	(Ps	338,294)	(Ps452,694)	(Ps562,564)

	1999		2000		2001
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,788,172	Ps	2,041,398	Ps	1,043,791

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		877,758		979,008		1,221,232
Preoperating expenses		(1,450,470)		(1,250,669)		(1,050,869)
Minority interest under Mexican GAAP		(2)		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		41,856		34,884		27,903

Total U.S. GAAP adjustments		(530,859)		(236,779)		198,264

Total stockholders’ equity under U.S. GAAP	Ps	2,257,313	Ps	1,804,619	Ps	1,242,055

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2000		2001
Balance at beginning of period	Ps	2,257,313	Ps	1,804,619
Net loss for the year		(452,694)		(562,564)

Balance at end of period	Ps	1,804,619	Ps	1,242,055

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of December 31, 2000 and 2001 is as follows:

	2000		2001
Capital stock	Ps	8,894,829	Ps	8,894,829
Accumulated losses		(7,090,210)		(7,652,774)

Total stockholders’ equity under U.S. GAAP	Ps	1,804,619	Ps	1,242,055

The following table presents summarized statements of income in constant Pesos, including all U.S. GAAP adjustments, for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001
Net revenues	Ps	4,673,548	Ps	4,951,416	Ps	4,097,661
Cost of services (excluding depreciation presented below)		(2,579,923)		(2,713,130)		(1,765,639)
Administration and selling		(1,756,421)		(1,688,938)		(1,736,515)
Depreciation and amortization		(652,060)		(741,361)		(896,362)

Operating loss		(314,856)		(192,013)		(300,855)

Financial expenses, net:
Interest income		149,175		165,027		59,378
Interest expense		(903,689)		(795,076)		(787,251)
Exchange (losses) gains		130,421		(32,174)		257,921
Gain from monetary position		596,940		445,075		233,392

		(27,153)		(217,148)		(236,560)
Other income (expense)		3,715		(38,621)		(20,746)

Net loss before asset tax		(338,294)		(447,782)		(558,161)
Asset tax		—		(4,912)		(4,403)

Net loss	(Ps	338,294)	(Ps	452,694)		(Ps562,564)

Minority Interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Deferred Income Taxes and Employees’ Statutory Profit Sharing

As stated in Note 2-l, under Mexican GAAP through December 31, 2000, deferred income taxes are determined by the partial liability method of accounting, under which deferred income taxes are provided for identifiable, non-recurring temporary differences (i.e., those that are expected reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse. The recognition of deferred tax assets under Mexican GAAP is subject to “practical absolute assurance” that they are realizable through future operations, which cannot be presumed to exist in a loss period.

In the United States, Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities and carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Starting January 1, 2000, the Company adopted the provisions of revised Statement D-4, “Accounting Treatment for Income Tax, Asset Tax and Employees’ Statutory Profit Sharing,” issued by the MIPA. This Statement significantly changes the previous accounting for determining deferred income taxes (the partial liability method), by establishing in its place the full liability method. Under this method, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2000 and 2001, are as follows:

	2000		2001
Deferred tax assets:
Net operating loss carryforwards	Ps	3,766,485	Ps	3,695,942
Noncumulative income		121,126		(67,954)
Allowance for doubtful accounts		257,696		289,470
Provisions not yet deductible and other		577,881		297,776

Total deferred tax assets		4,723,188		4,215,234

Deferred tax liabilities:
Property and equipment, net		1,196,127		981,864
Preoperating expenses, net and other assets		460,545		385,615

Total deferred tax liabilities		1,656,672		1,367,479

Net deferred tax assets		3,066,516		2,847,755
Valuation allowance		3,066,516		2,847,755

Deferred income taxes	Ps	—	Ps	—

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2000 and 2001, that more likely than not will not be realized.

Comprehensive Income

Beginning January 1, 1998, the Company adopted the Statement of Financial Accounting Standards No 130 “Reporting Comprehensive Income” (“SFAS 130”) for U.S. GAAP purposes. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components in a full set of general purposes financial statements. SFAS 130 requires that all items that are recognized under accounting standards as components of other comprehensive income, such as unrealized holding gains and foreign currency translation adjustments, be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years ended December 31, 1999, 2000 and 2001, the Company has not generated for U.S. GAAP purposes components of other comprehensive income.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Presented below are statements of cash flows for the years ended December 31, 1999, 2000 and 2001 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2001 purchasing power.

	1999		2000		2001
OPERATING ACTIVITIES:
Net loss	(Ps	338,294)	(Ps	452,694)	(Ps	562,564)
Adjustments to reconcile net loss to cash flows (used in) operating activities:
Gain from monetary position		(596,940)		(445,075)		(233,393)
Unrealized exchange losses		118,353		12,193		8,975
Depreciation and amortization		652,060		741,361		896,362
Allowance for doubtful accounts		202,700		110,014		124,654
Provision for special project charges		703,056		(89,362)		120,204
Changes in operating assets and liabilities:
Current assets		(351,388)		108,572		77,791
Current liabilities		(468,034)		(1,383,770)		(575,496)

Cash flows used in operating activities		(78,487)		(1,398,761)		(143,467)

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(350,076)		(573,708)		(776,228)
Proceeds from the sale of equipment		9,384		43,289		714
Deferred charges and other assets		(292,442)		(114,007)		(123,792)
Restricted investment		(1,909,807)		824,181		685,190

Cash flows provided by (used in) investing activities		(2,542,941)		179,755		(214,116)

FINANCING ACTIVITIES:
Senior debt notes		6,359,039		—		—
Bank loans		(2,938,920)		—		237,547
Notes payable		(500)		—		107,737
Cash contributions from stockholders		370,756		—		—

Cash flows provided by financing activities		3,790,375		—		345,284

Net effect of inflation on cash and cash equivalents		(125,385)		235,406		65,692

Increase (decrease) in cash and cash equivalents		1,043,562		(983,600)		53,393
Cash and cash equivalents, beginning of period		137,025		1,180,587		196,987

Cash and cash equivalents, end of period	Ps	1,180,587	Ps	196,987	Ps	250,380

Non-cash investing and financing activities:
Stockholders’ loans contributed to equity	Ps	826,205	Ps	—	Ps	—
Acquisition of equipment under capital leases		—		16,691		175,844

Interest and taxes paid:
Interest paid	Ps	565,661	Ps	858,461	Ps	743,197
Income taxes paid		—		4,911		4,401

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 2001—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets.” SFAS No.141 supercedes APB opinion No. 16, “Business Combinations” and amends or supercedes a number of related interpretations of APB 16. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS No. 142 supercedes APB opinion No. 17, “Intangible Assets”. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Management does not believe the adoption of the provisions of SFAS No’s. 141 and 142 will have a material impact on Alestra’s results of operations and financial position.

The FASB also recently issued FASB Statement No. 143 (SFAS 143), Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of tangible long-lived asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 30, 2002. Management does not believe the adoption of the provisions of SFAS 143 will have a material impact on Alestra’s results of operations and financial position.

In 2001, the FASB also issued FASB Statement No. 144 (SFAS 144), Accounting for the Impairment of Long-Lived Assets which supercedes FASB Statement No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, and APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 provides new guidance on (1) the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and (2) how the results of a discontinued operation are to be measured and presented. It also broadens the definition of what constitutes a discontinued operation. It is effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact that adoption of SFAS 144 will have on its consolidated financial statements.

20.    Recent Developments

a)  Actual financial condition-

The Company’s existing senior debt notes which amounts to Ps5,416,085 (US$570 million) at December 31, 2001 and represents approximately 97% of its long term debt, require annual debt service payments of US$74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon its consummation in 1999, the Company deposited $194 million of the proceeds of the offering of the existing notes in two escrow accounts to service the first six interest payments on the notes. The Company has not made any interest payments on the existing notes from cash flows from its operations. After making the first six interest payments, there is no more cash available in the escrow accounts and the Company’s operations have not been able to produce enough cash flows to cover the payment of the interest that will become due in November 15, 2002 as anticipated. If the Company fails to make its November 15, 2002 interest payments (prior to the expiration of the grace period on December 16, 2002), an event of default will occur under the indentures for the existing notes, which may result in the acceleration of the notes, requiring the immediate repayment of their entire principal amount. The Company will be able to make neither the principal or interest payments on the notes unless it is successful in obtaining alternate financing sources from third parties or additional funds from its shareholders.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

The Company is currently working jointly with a financial advisor in analyzing available options to address the Company’s financial condition, including the restructuring of its existing notes through the issuance of new notes with a lower interest rate and an extended maturity dates. The liquidity condition of the Company raises substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

b)  Proportional return—adjustments-

A resolution issued by Cofetel on May 21, 2002, states that for purposes of determining the traffic proportions to be included in the Proportional Return System, the settlements corresponding to the traffic originated in a foreign country and sent into Mexico for re-routing to its final destination in a country other than Mexico, should not be considered. In the event that this resolution becomes effective, Company would have to renegotiate with other carriers the redistribution of the proportional return traffic industry wide. This resolution may result in retroactive application. As a result of this potential retroactive application, Telmex alleged in a letter to the Company that, based on its assumptions, the Company owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, the Company entered into an omnibus agreement with Telmex in which, among other things, the Company settled this alleged liability, reaffirmed its interconnection rates for 2003, and made adjustments to certain other payments the Company is obligated to make to Telmex. The Company believes that the net effect of this agreement on it will be immaterial.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2000 AND 2001—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Report of Independent Accounts

To the Stockholders of

Alestra, S. de R.L. de C.V.:

We have reviewed the accompanying condensed consolidated balance sheet of Alestra, S. de R.L. de C.V. and subsidiary as of September 30, 2002, and the related condensed consolidated statements of income, changes in stockholders’ equity and changes in financial position for the nine-month period then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements information for them to be in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Carlos Arreola Enríquez

Public Accountant

Monterrey, Nuevo León, México

October 14, 2002, except for the

disclosure of the omnibus agreement

with Telmex included in Note 2c

which is as of January 24, 2003.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	December 31, 2001		September 30, 2002
			(Unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	250,380	Ps	101,708
Trade receivables, net		409,687		494,283
Receivables from domestic operator, net		94,024		102,205
Due from affiliates and other related parties		57,959		338,111
Recoverable taxes		649		645
Other receivables		66,868		67,902
Prepaid expenses and other assets		52,414		60,069
Restricted investments		326,224		—

Total current assets		1,258,205		1,164,923
REAL ESTATE AND EQUIPMENT, NET		5,285,270		5,416,545
DEFERRED CHARGES AND OTHER ASSETS, NET		1,654,819		1,394,097

Total assets		8,198,294		7,975,565

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable		537,025		599,403
Bank loans and notes payable		281,179		134,252
Due to affiliates and other related parties		65,126		35,200
Accrued expenses and other payables		673,110		1,012,542

Total current liabilities		1,556,440		1,781,397
LONG-TERM LIABILITIES:
Senior debt notes		5,416,085		5,795,019
Bank loans and notes payable		148,904		131,518
Other long-term liabilities		33,074		39,082

Total liabilities		7,154,503		7,747,016

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,523,443		3,523,443

		8,894,829		8,894,829
Accumulated deficit		(7,851,040)		(8,666,282)

Total majority interest		1,043,789		228,547
Minority interest		2		2

Total stockholders’ equity		1,043,791		228,549
CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	8,198,294	Ps	7,975,565

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	Three months period ended September 30,		Nine months period ended September 30,
	2001	2002	2001	2002
REVENUES:
Long distance services:
Domestic	Ps491,236	Ps349,956	Ps1,534,368	Ps1,097,147
International	577,186	517,777	1,442,514	1,333,241
Other:
Data and internet	137,977	201,574	423,207	553,725
Local service	10,289	38,538	13,376	93,423

	1,216,688	1,107,845	3,413,465	3,077,536

COST OF SERVICES:
Long distance services:
Domestic	(279,813)	(157,590)	(725,180)	(434,819)
International	(312,663)	(303,681)	(806,364)	(767,412)
Other:
Data and internet	(31,946)	(35,632)	(122,665)	(143,680)
Local service	(3,977)	(1,575)	(6,349)	(12,382)

	(628,399)	(498,478)	(1,660,558)	(1,358,293)
Administration, selling and other operating expenses	(451,708)	(440,627)	(1,272,530)	(1,199,953)
Depreciation and amortization	(242,060)	(208,537)	(721,219)	(707,716)

Operating loss	(105,479)	(39,797)	(240,842)	(188,426)

COMPREHENSIVE FINANCIAL RESULT:
Interest expense	(193,714)	(218,878)	(600,419)	(602,629)
Interest income	13,522	1,223	48,977	14,762
Exchange (loss) gain, net	(278,368)	(133,108)	5,369	(652,192)
Gain from monetary position	69,009	83,286	181,199	232,491

	(389,551)	(267,477)	(364,874)	(1,007,568)

OTHER EXPENSE, NET	(1,672)	(11,868)	(2,142)	(15,538)

Loss before provision for asset tax	(496,702)	(319,142)	(607,858)	(1,211,532)
Asset tax	(1,392)	(1,097)	(4,041)	(3,322)

Net loss	(Ps498,094)	(Ps320,239)	(Ps611,899)	(Ps1,214,854)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2001 AND 2002
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	Fixed	Variable	Restatement of capital stock	Deficit from restatement	Accumulated Losses	Majority Interest	Minority Interest	Total stockholders’ equity
Balance at December 31, 2000	Ps300	Ps5,371,086	Ps3,523,443	(Ps1,186,300)	(Ps5,667,133)	Ps2,041,396	Ps2	Ps2,041,398
Comprehensive income	—	—	—	(82,632)	(611,899)	(694,531)	—	(694,531)

Balance at September 30, 2001 (Unaudited)	Ps300	Ps5,371,086	Ps3,523,443	(Ps1,268,932)	(Ps6,279,032)	Ps1,346,865	Ps2	Ps1,346,867

Balance at December 31, 2001	Ps300	Ps5,371,086	Ps3,523,443	(Ps1,527,866)	(Ps6,323,174)	Ps1,043,789	Ps2	Ps1,043,791
Comprehensive income	—	—	—	399,612	(1,214,854)	(815,242)	—	(815,242)

Balance at September 30, 2002 (Unaudited)	Ps300	Ps5,371,086	Ps3,523,443	(Ps1,128,254)	(Ps7,538,028)	Ps228,547	Ps2	Ps228,549

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
OF CHANGES IN FINANCIAL POSITION
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

	For the nine months ended September 30,
	2001		2002
OPERATING ACTIVITIES:
Net loss	(Ps	611,899)	(Ps	1,214,854)
Adjustments to reconcile net loss to resources provided by operating activities:
Depreciation and amortization		721,219		674,815

		109,320		(540,039)
Changes in working capital:
Trade receivables, net		(158,276)		(84,596)
Receivable from domestic operators, net		155,419		(8,181)
Due from affiliates and other related parties		25,671		(280,152)
Recoverable taxes and other receivables		(40,105)		4
Other accounts receivable, prepaid expenses and other assets		(9,739)		(8,927)
Restricted investments		7,118		326,224
Accounts payable		(109,899)		62,378
Due to affiliates and other related parties		(100,316)		(29,926)
Accrued expenses and other payables		269,758		345,440

Resources provided by (used in) operating activities		148,951		(217,775)

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(598,134)		(176,788)
Deferred charges and other assets		(60,630)		31,270
Restricted investments		356,008		—

Resources used in investing activities		(302,756)		(145,518)

FINANCING ACTIVITIES:
Bank loans and notes payable		250,676		(146,927)
(Decrease) increase of senior debt notes		(222,466)		378,934
Notes payable		140,371		(17,386)

Resources provided by financing activities		168,581		214,621

Increase (decrease) in cash and cash equivalents		14,776		(148,672)
Cash and cash equivalents, beginning of period		196,987		250,380

Cash and cash equivalents, end of period	Ps	211,763	Ps	101,708

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

1.    Liquidity and Capital Resources

Our cash flow from operations will not be sufficient to meet the interest payment on our senior notes due in November, 2002. We also have other debts, which are mentioned in Note 3.

On September 23, 2002, Alestra, registered in the Securities and Exchange Commission (SEC) its proposal for the repurchase and exchange of each and every one of its pending senior debt notes with maturity in 2006 and 2009, for new senior debt notes.

As part of the proposal, Alestra intends to include an option that will allow for the repurchase in cash of a portion of the effective debt. In the event that this option were oversubscribed, exceeding the amount of cash available for this purpose, the noteholders will receive a prorated amount in cash and new debt notes. Although the terms, including the number of notes to be repurchased, the price payable for these notes and the interest rate of the new debt notes, have not been defined yet, the Company intends to exchange senior debt notes at 12 1/8% with maturity in 2006 for senior notes with maturity in 2008, and senior notes at 12 5/8% with maturity in 2009 for senior notes with maturity in 2011. The aforementioned proposal has been registered in the SEC, but is not yet effective. Since the Company failed to make its November 15, 2002 interest payment prior to the expiration of the grace period on December 16, 2002, an event of default occured under the indentures for the existing notes, which may result in the acceleration of the notes, requiring the immediate repayment of their entire principal amount. The Company will not be able to make either the principal payments or interest payments on the notes unless it is successful in obtaining alternate financing from third parties or additional funds from its shareholders. The financial statements do not include any adjustments that might result from the outcome of this situation.

2.    Preparation of Interim Financial Statements

a.  Basis of presentation

The unaudited interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (Alestra or the Company) have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2001 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts and Special Project Charges. Actual results could differ from those estimates.

b.  Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2002 purchasing power by applying the restatement factor of 3.94%.

c.  Revenue recognition

In 2001, Telmex submitted to the approval of Comisión Federal de Telecomunicaciones (Cofetel) the rates of payments classification, contained in the contract entered into by Telmex and MCI International, establishing the settlement rates of international long distance services exchanged between Mexico and the United States.

From January 1 to February 28, 2002, the settlement rate was US$0.135 per minute. In 2002, Telmex, MCI International and AT&T reached an agreement to reduce the settlement rates between Mexico and the United States for the 2002-2003 period. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.055 per minute. For traffic between the United States and the equal access cities different from Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.0850 per minute and for all non-equal access cities in Mexico, the settlement rate will be US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

A resolution issued by COFETEL on May 21, 2002, states that for purposes of determining the traffic proportions to be included in the Proportional Return System, the settlements corresponding to the traffic originated in a foreign country and sent into Mexico for re-routing to its final destination in a country other than Mexico, should not be considered. In the event that this resolution becomes effective, Company would have to renegotiate with other carriers the redistribution of the proportional return traffic industry wide. This resolution may result in retroactive application. As a result of this potential retroactive application, Telmex alleged in a letter to the Company that, based on its assumptions, the Company owed it $22.5 million, in connection with proportionate return adjustments, including re-routing adjustments. On January 24, 2003, the Company entered into an omnibus agreement with Telmex in which, among other things, the Company settled this alleged liability, reaffirmed its interconnection rates for 2003, and made adjustments to certain other payments the Company is obligated to make to Telmex.

d.  New accounting principles

In December 2001, the Mexican Institute of Public accountants (“MIPA”) issued Statement C-8 “Intangible Assets” effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. Management is currently evaluating the effect that the adoption of this bulletin may have on its consolidated financial statements.

In November 2001, the MIPA issued Statement C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” effective as from January 1, 2003. This statement establishes particular valuation, disclosure and presentation regulations for liabilities and provisions, as well as those for commitments and contingent assets and liabilities. Management is evaluating the effect this new bulletin may have on its financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

3.    Notes Payable

As of September 30, 2002, bank loans and notes payable consist of the following:

Revolving bank loan for Ps. 50,833 (US$5.0 million) with Banque Nationale de Paris, Paribas at an annual rate of Libor plus 1.5% with original maturity in July 1, 2002. This loan was paid on October 15, 2002.

Notes payable to Hewlett Packard de México, S. A. de C. V., amounting to Ps. 165,425 (US$16.2 million) at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturities in 2004 and 2005.

Capital lease contract with The Capita Corporation de México, S. A. de C. V., for Ps. 49,512 (US$4.8 million) for telecommunications equipment, at a 9.18% annual rate, payable in 36 monthly payments and maturing in June 2004.

4.    Differences Between Mexican GAAP and U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2001		2002
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	(Ps	611,899)	(Ps	1,214,854)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(88,556)		(49,373)
Reversal of preoperating expense amortization		149,933		149,933
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(744)		(744)
Depreciation of capitalized interest under U.S. GAAP		(4,490)		(4,490)

Total U.S. GAAP adjustments		56,143		95,326

Net loss under U.S. GAAP	(Ps	555,756)	(Ps	1,119,528)

	2001		2002
Reconciliation of stockholders’ equity:
Total stockholders’ equity as reported under Mexican GAAP	Ps	1,346,867	Ps	228,549

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		973,438		771,906
Preoperating expenses		(1,100,816)		(901,015)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		29,656		22,677

Total U.S. GAAP adjustments		97,724		(106,434)

Total stockholders’ equity under U.S. GAAP	Ps	1,249,143	Ps	122,115

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2001		2002
Balance at beginning of period	Ps	1,804,899	Ps	1,241,643
Net loss for the period		(555,756)		(1,119,528)

Balance at end of period	Ps	1,249,143	Ps	122,115

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of September 30, 2001 and 2002 is as follows:

	2001		2002
Capital stock	Ps	8,894,829	Ps	8,894,829
Accumulated losses		(7,645,686)		(8,772,714)

Total stockholders’ equity under U.S. GAAP	Ps	1,249,143	Ps	122,115

The following table presents summarized statements of income in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended September 30, 2001 and 2002:

	2001		2002
Net revenues	Ps	3,413,465	Ps	3,077,536
Cost of services (excluding depreciation presented below)		(1,660,558)		(1,358,293)
Administration and selling		(1,272,530)		(1,199,953)
Depreciation and amortization		(665,076)		(612,390)

Operating loss		(184,699)		(93,100)

Financial expense, net:
Interest income		48,977		14,762
Interest expense		(600,419)		(602,629)
Exchange gains (losses)		5,369		(652,192)
Gain from monetary position		181,199		232,491

		(364,874)		(1,007,568)
Other expense		(2,142)		(15,538)

Net loss before asset tax		(551,715)		(1,116,206)
Asset tax		(4,041)		(3,322)

Net loss	(Ps	555,756)	(Ps	1,119,528)

Minority Interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt; also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2002)

Presented below are statements of cash flows for the nine months ended September 30, 2001 and 2002 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2002 purchasing power.

	Nine months ended September,
	2001		2002
OPERATING ACTIVITIES:
Net loss	(Ps	555,756)	(Ps	1,119,528)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		181,199		232,491
Unrealized exchange gain (loss)		3,649		(53,669)
Depreciation and amortization		665,076		579,489
Allowance for doubtful accounts		(69,697)		86,150
Provision for special project charges		108,515		75,170
Changes in operating assets and liabilities:
Current assets		12,834		(409,634)
Current liabilities		(478,783)		354,175

Cash flows used in operating activities		(132,963)		(255,356)

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(598,133)		(176,788)
Deferred charges and other assets		(60,630)		31,270
Restricted investment		347,093		350,928

Cash flows (used in) provided by investing activities		(311,670)		205,410

FINANCING ACTIVITIES:
Proceeds from bank loans		476,267		50,278
Payments of bank loans		—		(183,425)

Cash flows provided by (used in) financing activities		476,267		(133,147)

Net effects of inflation on cash and cash equivalents		(16,841)		34,421

Increase (decrease) in cash and cash equivalents		14,793		(148,672)
Cash and cash equivalents, beginning of period		196,987		250,380

Cash and cash equivalents, end of period	Ps	211,780	Ps	101,708

Non-cash investing and financing activities:
Acquisition of equipment under capital leases	Ps	476,267	Ps	50,278

Interest and taxes paid:
Interest paid	Ps	18,824		$18,492
Income tax paid		4,045		2,430

PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY

Alestra, S. de R.L. de C.V.

Avenida Lázaro Cárdenas No. 2321, Piso 9

Col. Residencial San Augustín

San Pedro Garza García, N.L. 66260

México

LEGAL ADVISORS TO THE COMPANY
As to United States Law	As to Mexican Law
Milbank, Tweed, Hadley & McCloy LLP	Sánchez-Mejorada, Velasco y Valencia S.C.
Five Palo Alto Square	Paseo de la Reforma 450
3000 El Camino Real	Lomas de Chapultepec
Palo Alto, California 94306	México, D.F. 11000

LEGAL ADVISORS TO THE DEALER MANAGER
As to United States Law	As to Mexican Law
Simpson Thacher & Bartlett	Mijares, Angoitia, Cortés y Fuentes
425 Lexington Avenue	Montes Urales 505, 3er Piso
New York, New York 10017	México, D.F. 11000

INDEPENDENT AUDITOR

PricewaterhouseCoopers

Av. Lázaro Cárdenas 2400, Condominio Losoles D-21

Col. Santa Bárbara

San Pedro Garza García, N.L. 66270

México

TRUSTEE The Bank of New York	EXCHANGE AGENT The Bank of New York
101 Barclay St, Floor 21W New York, NY 10286 fx: (212) 815-5802/03 Attn: Corporate Trust Administration	101 Barclay St, Floor 7E New York, NY 10286 fx: (212) 298-1915 Attn: Reorganization Department

DEALER MANAGER AND SOLICITATION AGENT

Morgan Stanley

1585 Broadway

New York, New York 10036

Toll Free: (800) 624-1808

Collect: (212) 761-2219

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

The Bank of New York (Luxembourg) S.A.

Aerogolf Centre

1A, Hoehenhof

L-1736 Senningerberg

GD Luxembourg

INFORMATION AGENT

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call toll free: (800) 549-6697

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 7.07 of the Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) among Alfa, S.A. de C.V., AT&T Corp., AT&T Telecom Mexico Inc., Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero, Onexa, S.A. de C.V., Valores Industriales, S.A. and Alestra, S. de R.L. de C.V. dated as of October 17, 1996 governing the operation of the Registrant provides that the company shall indemnify and hold harmless each Director of the company in the manner and to the fullest extent permitted by Mexican law from and against all claims, losses, liabilities, damages or injuries suffered or sustained by him or her by reason of any act, omission or alleged act or omission arising out of his or her activities on behalf of the company or in furtherance of the interests of the company, including, but not limited to, any expenses, judgments, fines, awards, or amounts paid in settlement, actually and reasonably incurred in connection with the defense of any threatened, pending or completed action, suit or proceeding (including civil, criminal, administrative or investigative proceedings); provided however, that such indemnification shall only be available if the act, omission or alleged act or omission upon which such action or proceeding is based was intended to be in the best interest of the company, and was not performed or omitted fraudulently or in bad faith or as a result of willful misconduct, gross negligence or illegal conduct of the person seeking indemnification. The provisions of Section 7.07 apply to actions or proceedings commencing after the date of the Joint venture Agreement and to Directors of the company only in connection with acts or omissions occurring during their term of office.

In addition, the company has purchased a Directors, Officers and Corporate Liability Insurance Policy from AIG Mexico Seguros Interamericana, S.A. de C.V. Such policy covers the loss of the company arising from a securities claim first made against the company under the securities laws of any state or jurisdiction or a claim first made against the directors or officers pursuant to any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers committed during their term and capacities as directors or officers of the company.

Item 21.    Exhibits and Financial Statement Schedules

The following is a list of exhibits to this registration statement:

Exhibit No.
1.1	Form of Dealer Manager Agreement to be entered into between Alestra, S. de R.L. de C.V. and Morgan Stanley & Co. Incorporated.

3.1	Deed of Incorporation and By-Laws (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.1

Seven-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.2

Ten-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association, as trustee (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.3	Form of Seven-Year Global Note (included in Exhibit 4.1).

4.4	Form of Ten-Year Global Note (included in Exhibit 4.2).

4.5	Form of Indenture to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York, as trustee, for the Senior Step-Up Notes due 2008.**

Exhibit No.
4.6	Form of Indenture to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York, as trustee, for the Senior Step-Up Notes due 2011.**

4.7	Form of note for the Senior Step-Up Notes due 2008 (included in Exhibit 4.5).**

4.8	Form of note for the Senior Step-Up Notes due 2011 (included in Exhibit 4.6).**

4.9	Form of Supplemental Indenture to the Seven-Year Notes Indenture dated as of May 17, 1999, each between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association.**

4.10	Form of Supplemental Indenture to the Ten-Year Notes Indenture dated as of May 17, 1999, each between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association.**

5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered hereby.

5.2	Opinion of Sánchez-Mejorada, Velasco y Valencia, S.C. as to certain matters under Mexican Law.

8.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. Federal income tax matters.

10.1

Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996 by and among Alfa, S.A. de C.V., AT&T Corp., AT&T Telecom Mexico Inc., Bancomer, S.A. Institución de Banca Múltiple Grupo Financiero, Onexa, S.A. de C.V., Valores Industriales, S.A. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.2

Amended and Restated Service Mark License Agreement dated as of October 17, 1996 between AT&T Corp. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.3

Master Agreement for the Supply of Interconnection Services dated as of October 10, 1996 between Teléfonos de México, S.A. de C.V. and Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.4

Concession to Build, Operate and Exploit a Public Telecommunications Network granted by the Federal Government of Mexico to Sistemas Telefónicos de la República, S. de R.L. de C.V. (now Alestra, S. de R.L. de C.V.) (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.5

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (66PAM10-4) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.6

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (68PAM10-6) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.7

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (71PAM10-9) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.8

Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (15-PAP-23) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

Exhibit No.

10.9

Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (31-PAP-15) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.10

Attachment “C”, of the concession to build, operate and exploit a public telecommunications network granted by the federal Government of Mexico to Alestra, S de R.L. de C.V, authorizing it to provide local telephone services in the cities of Mexico City, Guadalajara and Monterrey.**

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges.

12.2	Proforma Statement re Computation of Ratio of Earnings to Fixed Charges.

15.1	Letter from accountants acknowledging use of unaudited interim financial information.

21.1	Subsidiary of Alestra, S. de R.L. de C.V.**

23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).

23.2	Consent of Sánchez-Mejorada, Velasco y Valencia, S.C. (included in Exhibit 5.2).

23.3	Consent of PricewaterhouseCoopers.

25.1	Form T-1 Statement of Eligibility of Trustee for the Senior Step-Up Notes due 2008.**

25.2	Form T-1 Statement of Eligibility of Trustee for the Senior Step-Up Notes due 2011.**

99.1	Form of Cash Tender Offer Letter of Transmittal.**

99.2	Form of Exchange Offer Letter of Transmittal.**

99.3	Form of Notice of Guaranteed Delivery.**

99.4	Form of Letter to Clients for the New Notes.**

99.5	Form of Instruction to Registered Holder and/or Form of Book-Entry Transfer Participant From Owner for Existing Notes.**

99.6	Form of Exchange Agent Agreement to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York.**

99.7	Form of Information Agent Agreement to be entered into between Alestra, S. de R.L. de C.V. and D.F. King & Co., Inc.**

*	To be filed by amendment.
**	Previously filed with Amendment No. 2 to this Registration Statement.

Item 22.    Undertakings.

The undersigned registrant hereby undertakes:

(1)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)  (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(3)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(4)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6)  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to paragraph a(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, Alestra, S. de R.L. de C.V. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monterrey, Mexico, on February 11, 2003.

ALESTRA, S. DE R.L. DE C.V.

By:	/s/ PATRICIO DE LA GARZA
Name: Patricio de la Garza Title: Chief Financial and Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dionisio Garza Medina	Chairman of the Board and Director	February 11, 2003

* Ignacio Aldonza Goicoechea	Director	February 11, 2003

* Victor Goyenechea	Director	February 11, 2003

* Armando Garza Sada	Director	February 11, 2003

* Ricardo Guajardo Touché	Director	February 11, 2003

* Geoffrey Stephen Webster	Director	February 11, 2003

* Justin Sims	Director	February 11, 2003

* Lee Anne Lowman	Director	February 11, 2003

* Rolando Zubirán Shetler	Chief Executive Officer (Principal Executive Officer)	February 11, 2003

* Patricio de la Garza	Chief Financial and Administrative Officer (Principal Financial Officer)	February 11, 2003

* Manuel Ramirez	Controller (Principal Accounting Officer)	February 11, 2003

PUGLISI & ASSOCIATES /s/ DONALD J. PUGLISI Donald J. Puglisi	Authorized Representative in the United States	February 11, 2003

/s/ SERGIO BRAVO Sergio Bravo Attorney in Fact

EXHIBIT INDEX

Exhibit No.		Page No.
1.1	Form of Dealer Manager Agreement to be entered into between Alestra, S. de R.L. de C.V. and Morgan Stanley & Co. Incorporated.

3.1	Deed of Incorporation and By-Laws, as previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999.

4.1

Seven-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.2

Ten-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association, as trustee (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.3	Form of Seven-Year Global Note (included in Exhibit 4.1).

4.4	Form of Ten-Year Global Note (included in Exhibit 4.2).

4.5	Form of Indenture to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York, as trustee, for the Senior Step-Up Notes due 2008.**

4.6	Form of Indenture to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York, as trustee, for the Senior Step-Up Notes due 2011.**

4.7	Form of note for the Senior Step-Up Notes due 2008 (included in Exhibit 4.5).**

4.8	Form of note for the Senior Step-Up Notes due 2011 (included in Exhibit 4.6).**

4.9	Form of Supplemental Indenture to the Seven-Year Notes Indenture dated as of May 17, 1999, each between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association.**

4.10	Form of Supplemental Indenture to the Ten-Year Notes Indenture dated as of May 17, 1999, each between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association.**

5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to the legality of the securities being registered hereby.

5.2	Opinion of Sánchez-Mejorada, Velasco y Valencia, S.C. as to certain matters under Mexican Law.

8.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. Federal income tax matters.

10.1

Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996 by and among Alfa, S.A. de C.V., AT&T Corp., AT&T Telecom Mexico Inc., Bancomer, S.A. Institución de Banca Múltiple Grupo Financiero, Onexa, S.A. de C.V., Valores Industriales, S.A. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.2

Amended and Restated Service Mark License Agreement dated as of October 17, 1996 between AT&T Corp. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.3

Master Agreement for the Supply of Interconnection Services dated as of October 10, 1996 between Teléfonos de México, S.A. de C.V. and Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

Exhibit No.		Page No.
10.4

Concession to Build, Operate and Exploit a Public Telecommunications Network granted by the Federal Government of Mexico to Sistemas Telefónicos de la República, S. de R.L. de C.V. (now Alestra, S. de R.L. de C.V.) (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.5

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (66PAM10-4) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.6

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (68PAM10-6) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.7

Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (71PAM10-9) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.8

Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (15-PAP-23) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.9

Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (31-PAP-15) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

10.10

Attachment “C”, of the concession to build, operate and exploit a public telecommunications network granted by the federal Government of Mexico to Alestra, S de R.L. de C.V, authorizing it to provide local telephone services in the cities of Mexico City, Guadalajara and Monterrey.**

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges.

12.2	Proforma statement re Computation of Ratio of Earnings to Fixed Charges.

15.1	Letter from accountants acknowledging use of unaudited interim financial information.

21.1	Subsidiary of Alestra, S. de R.L de C.V.**

23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).

23.2	Consent of Sánchez-Mejorada, Velasco y Valencia, S.C. (included in Exhibit 5.2).

23.3	Consent of PricewaterhouseCoopers.

25.1	Form T-1 Statement of Eligibility of Trustee for the Senior Step-Up Notes due 2008.**

25.2	Form T-1 Statement of Eligibility of Trustee for the Senior Step-Up Notes due 2011.**

99.1	Form of Cash Tender Offer Letter of Transmittal.**

99.2	Form of Exchange Offer Letter of Transmittal.**

99.3	Form of Notice of Guaranteed Delivery.**

99.4	Form of Letter to Clients for the New Notes.**

99.5	Form of Instruction to Registered Holder and/or Form of Book-Entry Transfer Participant From Owner for Existing Notes.**

99.6	Form of Exchange Agent Agreement to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York.**

99.7	Form of Information Agent Agreement to be entered into between Alestra, S. de R.L. de C.V. and D.F. King & Co., Inc.**

*	To be filed by Amendment.
**	Previously filed with Amendment No. 2 to this Registration Statement.